Form 10-K, Exhibit 13
period 1994-09-24
ADVO INC
filed 1994-12-15
CIK 801622

                                                                      Exhibit 13

ADVO, Inc. Consolidated Financial Statements


SELECTED FINANCIAL DATA

                                                  Year ended       Year ended       Year ended       Year ended       Year ended
                                                 September 24,    September 25,    September 26,    September 28,    September 29,
(In millions, except per share data)                 1994             1993             1992             1991             1990
- ----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                                            $975.5           $910.8           $828.6           $727.9           $677.1
Operating income (1)                                  40.6              6.8             32.2             26.1             22.1
Net income                                            25.2              5.4             22.5             19.2             16.0
Earnings per share (2):
    Primary                                           1.05              .21              .89              .78              .68
    Fully diluted                                     1.05              .21              .88              .77              .68
Cash dividends declared per share                     .095              .06               --               --               --
- ----------------------------------------------------------------------------------------------------------------------------------
Weighted average common and
    common equivalent shares (2)                      23.9             25.4             25.4             24.9             23.6
- ----------------------------------------------------------------------------------------------------------------------------------


                                                 September 24,    September 25,    September 26,    September 28,    September 29,
(In millions, except per share data)                 1994             1993             1992             1991             1990
- ----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Cash, cash equivalents and marketable securities   $  71.1          $  71.4          $  65.7          $  52.6          $  41.6
Total assets                                         225.7            226.5            201.1            163.7            140.1
Long-term debt                                          --               --               .2               .4               .3
Preferred stock (3)                                     --               --             13.1             12.7             12.1
Stockholders' equity                                 108.0            118.3            112.7             91.3             68.7
Book value per share (2)                              5.17             5.32             5.08             4.19             3.25
- ----------------------------------------------------------------------------------------------------------------------------------

On August 19, 1993 a merger (the "Merger") was consummated between ADVO, Inc. and Marketing Force, Inc. (see Note 2 to the consolidated financial statements). The Merger was accounted for under the pooling of interests method and, accordingly, selected financial data for the fiscal years presented above reflect the combined selected financial results, financial position and share data of the two corporations as if the Merger had been consummated as of the beginning of each of the periods presented.

(1) Reflects a one-time restructuring charge to operations of $25.8 million in fiscal 1993 (See Note 8 to the consolidated financial statements).

(2) Prior years restated for 5-for-4 stock split effected in the form of a dividend on March 5, 1993.

(3) All outstanding preferred shares were converted to ADVO Common Stock in February 1993.

ADVO, Inc. Financial Report


FINANCIAL REPORT


FINANCIAL OVERVIEW

Fiscal 1994 was highlighted by the Company's significant revenue growth, and a 25% increase in operating income when compared with fiscal 1993 results (adjusted for the restructure charge taken in FY93). Achievements made in unit volumes and price/mix gains flowed through to ADVO's bottom line in addition to the successful implementation of the Company's cost control initiatives.

    Despite 1994's revenue and earnings performance, the Company faces two critical issues in the near term, the scheduled postal rate increase for January 1995 and the continued economic uncertainty and consolidation throughout the retail sector. Despite these issues, ADVO's management is confident that it will be able to continue its fiscal 1994 successes in fiscal 1995 and beyond.

FISCAL 1994 COMPARED TO FISCAL 1993

Revenues   Fiscal 1994 revenues increased 7.1% or $64.7 million to $975.5 million. Direct mail revenues accounted for almost all of the growth, experiencing a $63.7 million gain to $920.3 million. Both pricing and volume growth contributed to the increase with volume gains being the more significant contributor. Overall, shared mail distribution increased 7.4% to 24.2 billion pieces mailed and shared mail packages distributed grew to 3.1 billion from 3.0 billion in fiscal 1993. The key barometer of shared mail pieces per package increased to 7.69 in fiscal 1994 from 7.61 in fiscal 1993. In-store marketing revenues increased approximately $1.0 million due primarily to volume growth in its merchandising and promotion services.

Operating Expenses   Cost of sales as a percentage of revenues decreased to
74.5% in fiscal 1994 from 75.1% in fiscal 1993. This improvement was mainly due to improved postage utilization as reflected in fiscal 1994's shared mail pieces per package growth and operational efficiencies. In absolute terms, cost of sales increased $42.4 million or 6.2% over the prior year. The majority of the increase was attributable to a 5% increase in shared mail delivery costs and a 12% increase in print costs. These increases were a result of the Company's fiscal 1994 shared mail package and turnkey product piece growth over fiscal 1993's volumes.

    Selling expense, including the provision for bad debts, remained flat as a percentage of revenues at 12.5% in both fiscal 1994 and fiscal 1993. Overall, selling expense increased $8.5 million in fiscal 1994 over the prior year mainly as a function of increased commission costs resulting from the revenue growth over fiscal 1993.

    As a percentage of revenue, general and administrative costs remained constant at 8.8% both in fiscal 1994 and fiscal 1993. General and administrative costs increased $5.8 million or 7.3% in fiscal 1994 over fiscal 1993. The increase was primarily related to increases in promotional costs, system development expenditures and wages.

    During fiscal 1993 the Company recorded a $25.8 million charge to operations in connection with a plan of restructuring (see Note 8 to the consolidated financial statements). As of September 24, 1994 the Company has utilized $8.6 million of this reserve for the reorganization and upgrade of the Company's management team, the shutdown and consolidation of its Indianapolis production facility into pre-existing facilities, the downsizing of its former Atlantic Division office and the abandonment of certain non-core Micromarketing projects that had not proven profitable. The benefits realized during fiscal 1994 consisted of reduced overhead costs and the improved strategic alignment and profitability of the Company's Atlantic Division. The benefits of some of these actions will not be fully realized until the Company's 1995 fiscal year and beyond. The remainder of the reserve will be utilized over future periods during which benefits will be realized through more efficient and low-cost operations and enhanced revenue growth through improved management ability and structure. The Company's management believes that all benefits anticipated to be realized by its plan of restructure remain intact as of the close of its 1994 fiscal year.

Operating Income   As a result of the aforementioned and the 1993 restructuring reserve, the Company reported a $33.8 million increase in operating income to $40.6 million versus $6.8 million in fiscal 1993. Direct mail operating income for fiscal 1994 was $39.7 million compared with $2.3 million in the prior year, inclusive of the $25.8 million restructuring charge. In-store marketing services experienced a decrease in operating income in fiscal 1994, primarily related to infrastructure and system development costs.

Interest Income and Other Expense   Interest income results primarily from
the investment of excess cash and amounted to $1.9 million in fiscal 1994 versus $2.0 million in fiscal 1993. Other expense increased $0.6 million in fiscal 1994 to $1.3 million primarily due to increased non-income related taxes and fees.

Income Taxes   The Company's effective tax rate for fiscal 1994 was 39% while the rate in fiscal 1993 was 34%. The fiscal 1993 effective rate was favorably impacted by the recognition of tax benefits associated with certain amortizable assets. Since these benefits were substantially utilized in fiscal 1993 and prior periods the Company's effective tax rate, starting with fiscal 1994, will more closely reflect the statutory tax rates. During

ADVO, Inc. Financial Report

the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The effect of this accounting change was not material to either the Company's results of operations or financial position.

Earnings per Share   Earnings per share increased to $1.05 in fiscal 1994
versus $0.21 in fiscal 1993 ($0.88 adjusted for fiscal 1993's restructuring charge) on a fully diluted basis. The increase was due to the increase in net income and in part to the approximate 1.5 million share decrease in the weighted average common and common equivalent shares outstanding. This decrease was primarily a result of the Company's stock repurchase program undertaken in October 1993 to repurchase 2.1 million shares of ADVO common stock.

FISCAL 1993 COMPARED TO FISCAL 1992

Revenues   Fiscal 1993 revenues increased $82.2 million or 9.9%. Direct mail revenues accounted for $69.0 million of the increase and the in-store marketing group contributed $13.2 million. The growth in the direct mail revenues was mainly attributed to volume growth reflected in the 1.9% increase in shared mail pieces per package to 7.61 and the 7.6% increase in packages mailed to 3.0 billion when compared to fiscal 1992. These volume increases were primarily related to increased frequency of mailings, market expansions and the acquisition of CBA Shared Mail Systems, Inc. on October 14, 1992. The volume gains were offset to a slight degree by pricing decreases experienced in some of the Company's national product lines when compared with fiscal 1992. The in-store marketing services increase was attributed to increased volume within existing product lines over the prior year's results.

Operating Expenses   Cost of sales increased $67.1 million or 10.9% over
fiscal 1992. The increase was primarily related to the $36.7 million increase in postage and related distribution costs resulting from the growth in shared mail piece and package volume. Printing and other production costs also increased as a result of the increase in distribution volume. The in-store marketing cost of sales increased $9.7 million when comparing fiscal 1993 to fiscal 1992 also primarily related to volume growth experienced within its existing product lines. As percentage of revenue cost of sales increased to 75.1% in fiscal 1993 from 74.5% in fiscal 1992. This was mainly reflective of the increased package volume and associated distribution costs.

    Selling expense, including the provision for bad debts, increased 10.2% or $10.6 million when comparing fiscal 1993 with fiscal 1992. The increase was primarily associated with increased commissions and sales support costs resulting from the growth in revenues. As a percentage of revenues selling expense remained constant at 12.5% in fiscal 1993 when compared with fiscal 1992.

    General and administrative costs in fiscal 1993 increased $4.2 million or 5.6% over fiscal 1992. The Direct Mail group experienced an increase of $1.5 million while the in-store services group costs increased $2.7 million. The increases were mainly reflective of increased employee costs and the development of management information systems. As a percentage of revenues, general and administrative costs were 8.8% in fiscal 1993 versus 9.1% in fiscal 1992.

    The Company recorded a restructuring charge in the fourth quarter of fiscal 1993 of $25.8 million (see Note 8 to the consolidated financial statements). The charge provides for the shutdown and relocation of certain production facilities to more geographically advantageous locations, the restructuring and reorganization of the Company's current management team and for the discontinuation of certain Micromarketing initiatives that have not proven profitable. Of the $25.8 million, $7.7 million would have been charged to operations through depreciation, amortization and lease payments in the absence of a restructuring plan.

Operating Income   As a result of the aforementioned, the Company reported a
$25.4 million decrease in operating income to $6.8 million when comparing fiscal 1993 to fiscal 1992. Direct mail operating income for fiscal 1993 was $2.3 million, inclusive of the one-time $25.8 million restructuring charge, compared to $28.6 million in fiscal 1992. In-store marketing services operating income increased $0.9 million in fiscal 1993 to $4.5 million versus $3.6 million in 1992.

Interest Income and Other Expense   Interest income results primarily from
the investment of excess cash and amounted to $2.0 million in fiscal 1993 versus $2.4 million in fiscal 1992. The decline in interest income was mainly reflective of the general decline in interest rates.

Income Taxes   The effective income tax rate for fiscal 1993 was 34% versus
32.9% in fiscal 1992. The increase in the effective rate was due to the increase in the statutory Federal Tax rate and the expiration of Federal Tax benefits available in prior years.

Earnings per Share Earnings per share declined to $0.21 in fiscal 1993 from $.88 in fiscal 1992 on a fully diluted basis. The decline was principally due to the $25.8 million restructuring charge recorded in fiscal 1993 or $.67 per share.

ADVO, Inc. Financial Report

FINANCIAL POSITION

Working Capital   Working capital decreased to $46.7 million at September 24,
1994 from $60.2 million at September 25, 1993. The decrease in working capital was primarily related to the Company's purchase of its common stock for treasury under a repurchase program announced by the Company in October 1993. The repurchase program resulted in the acquisition of 2.1 million shares for $36.6 million. The Company also acquired $7.6 million of its common stock for treasury pursuant to elections made by employees to satisfy tax withholding requirements under the Company's restricted stock and stock option plans.

    As a result of the above, the Company experienced a decrease in its working capital ratio to 1.45 at September 24, 1994 versus 1.66 at September 25, 1993.

Property and Equipment   Capital additions in fiscal 1994 totaled $13.3 million
compared to $14.2 million in fiscal 1993. The expenditures were primarily for modernization and replacement of existing equipment and for the expansion of certain of the Company's facilities. Cash provided from operating activities has been sufficient to cover the financing of these capital expenditures.

    For fiscal 1995, capital additions are expected to approximate those expended in fiscal 1994. These expenditures, principally for new equipment, are intended to improve operating efficiency. The book value of disposals aggregated $.6 million both in fiscal 1994 and 1993.

Stockholders' Equity   Stockholders' equity decreased $10.3 million in fiscal
1994 to $108.0 million at September 24, 1994 compared to $118.3 million at September 25, 1993. The decrease was primarily reflective of the increase in treasury stock. Offsetting the treasury stock purchases to a degree were the Company's fiscal 1994 net income of $25.2 million and the $8.2 million tax benefit realized on the exercise of employee stock options and the vesting of restricted stock.

    In fiscal 1993, stockholders' equity increased $5.6 million from $112.7 million at September 26, 1992. The increase was mainly attributable to the Company's fiscal 1993 net income of $5.4 million.

    Book value per common share at September 24, 1994 was $5.17 compared with $5.32 at September 25, 1993.

Liquidity   The Company's main source of liquidity continues to be funds from operating activities. Cash provided by operating activities was $50.5 million during fiscal 1994 compared with $33.0 million in fiscal 1993. Cash and cash equivalents decreased $11.3 million in fiscal 1994, principally reflecting the $44.2 million used to purchase stock for treasury, when compared with a decrease of $14.7 million in fiscal 1993. Cash used for the purchase of the Company's common stock for treasury was made pursuant to the Company's stock repurchase plan and elections made by employees to satisfy withholding tax requirements on the exercise of stock options and vesting of restricted stock. Cash provided by operating activities in fiscal 1994 was also offset by $13.3 million used for capital additions and $11.5 million used to invest in marketable securities. Cash used in financing activities also included $1.5 million used to pay the Company's quarterly dividend to holders of ADVO common stock.

During fiscal 1993, the Company recorded a $25.8 million charge to operations for restructuring. Funds provided by operating activities have been sufficient to cover the fiscal 1994 cash requirements of the restructuring plan and the Company's management believes that cash generated by operations will be sufficient to provide for all future expenditures related to the restructuring plan.

    The Company has in place a credit facility with a bank providing up to $25 million of borrowing availability pursuant to a Revolving Credit Agreement which expires December 31, 1995. Borrowings under the agreement may take the form of either a domestic loan, a certificate of deposit loan, a money market loan or a Eurodollar loan, as defined in the agreement. The Company pays a commitment fee of one quarter of one percent per annum on the average daily balance of the unused portion of the commitment. The terms of the agreement include certain covenants which provide restrictions relating to the maintenance of minimum levels of working capital and net worth and include requirements to maintain certain financial ratios. At September 24, 1994, there are no borrowings under the Revolving Credit Agreement. The Company also has outstanding letters of credit of $6.7 million at September 24, 1994 primarily related to its workers' compensation program.

    On February 16, 1994 the Company announced an increase in its quarterly dividend from $.02 per share to $.025 per share or $.10 annually from $.08. The increase in the dividend began with the quarter ended March 26, 1994 or the Company's second fiscal quarter.

ADVO, Inc. Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             Year ended             Year ended             Year ended
                                                            September 24,          September 25,          September 26,
(In thousands, except per share data)                           1994                   1993                   1992
- -----------------------------------------------------------------------------------------------------------------------
Revenues                                                      $975,493               $910,794               $828,592
Costs and expenses:
    Cost of sales                                              726,721                684,350                617,230
    Selling, general and administrative                        204,787                191,012                176,044
    Restructuring charge                                            --                 25,750                     --
    Provision for bad debts                                      3,402                  2,879                  3,086
- -----------------------------------------------------------------------------------------------------------------------
Operating income                                                40,583                  6,803                 32,232
Interest income (1)                                              1,947                  1,986                  2,377
Other expense                                                    1,266                    682                  1,082
- -----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                      41,264                  8,107                 33,527
Provision for income taxes                                      16,093                  2,756                 11,034
- -----------------------------------------------------------------------------------------------------------------------
Net income                                                    $ 25,171               $  5,351               $ 22,493
- -----------------------------------------------------------------------------------------------------------------------
Earnings per share:
    Primary                                                   $   1.05               $    .21               $    .89
    Fully diluted                                             $   1.05               $    .21               $    .88
Dividends declared per share                                  $   .095               $    .06               $     --
Weighted average common and common equivalent shares:
    Primary                                                     23,886                 25,389                 25,266
    Fully diluted                                               23,924                 25,412                 25,417
- -----------------------------------------------------------------------------------------------------------------------

(1) Includes interest income from related party of $1,885,000, $1,932,000 and $2,317,000 in fiscal 1994, 1993 and 1992, respectively.

See accompanying Notes to Consolidated Financial Statements.

ADVO, Inc. Consolidated Financial Statements


CONSOLIDATED BALANCE SHEETS

                                                                                               September 24,         September 25,
(In thousands, except share data)                                                                  1994                  1993
- -----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents (1)                                                               $  39,748             $  51,080
    Marketable securities - related party                                                          31,392                20,368
    Accounts receivable, less allowances of $5,105 in 1994 and $4,472 in 1993                      55,340                56,516
    Inventories                                                                                     5,138                 6,622
    Prepaid expenses and other current assets                                                       4,863                 5,238
    Deferred income taxes                                                                          14,619                11,667
- -----------------------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                        151,100               151,491
Property and equipment:
    Machinery and equipment                                                                       102,141                91,538
    Leasehold improvements                                                                         15,307                14,654
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  117,448               106,192
    Accumulated depreciation and amortization                                                     (60,939)              (51,389)
- -----------------------------------------------------------------------------------------------------------------------------------
      Net property and equipment                                                                   56,509                54,803
Non-current deferred income taxes                                                                      --                   348
Other assets                                                                                       18,100                19,883
- -----------------------------------------------------------------------------------------------------------------------------------
      Total Assets                                                                               $225,709              $226,525
- -----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities:
    Accounts payable                                                                             $ 28,540              $ 24,879
    Accrued compensation and benefits                                                              28,121                24,175
    Customer advances                                                                              16,516                15,079
    Federal and state income taxes payable                                                          4,159                 5,450
    Restructure reserve - short-term                                                                8,371                 9,356
    Accrued other expenses                                                                         18,646                12,380
- -----------------------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                                   104,353                91,319
Deferred liabilities                                                                                  573                   554
Deferred income taxes                                                                               4,047                    --
Restructure reserve - long-term                                                                     8,738                16,394

Stockholders' equity:
    Series A Convertible Preferred Stock,
      $.01 par value (Authorized 5,000,000 shares, none issued)                                        --                    --
    Common Stock, $.01 par value (Authorized 40,000,000 shares,
      Issued 24,393,108 in 1994 and 23,234,958 in 1993)                                               244                   232
    Additional paid-in capital                                                                    134,881               124,299
    Retained earnings                                                                              32,146                 8,972
    Less shares of common stock held in treasury at cost,
      3,521,186 in 1994 and 1,016,143 in 1993                                                     (59,273)              (15,245)
- -----------------------------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                                  107,998               118,258
- -----------------------------------------------------------------------------------------------------------------------------------
      Total Liabilities and Stockholders' Equity                                                 $225,709              $226,525
- -----------------------------------------------------------------------------------------------------------------------------------

(1) Includes cash and cash equivalents invested with related party of $10,891,000 at September 24, 1994 and $32,449,000 at September 25, 1993.

See accompanying Notes to Consolidated Financial Statements.

ADVO, Inc. Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year ended         Year ended          Year ended
                                                                               September 24,      September 25,       September 26,
(In thousands)                                                                     1994               1993                1992
- -----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                     $ 25,171           $  5,351            $ 22,493
  Adjustments to reconcile net income to
  net cash flows from operating activities:
    Depreciation and amortization                                                  12,786             11,133               9,158
    Amortization of deferred compensation                                           1,662              2,350               2,643
    Deferred income taxes                                                           1,443            (10,898)             (1,680)
    Provisions for bad debts                                                        3,402              2,879               3,086
    Restructuring charge                                                               --             25,750                  --
    Pro forma adjustment for income taxes                                              --              1,696               1,393
    Other                                                                           1,022                276                 214
  Change in assets and liabilities, net of effects of acquisitions:
    Accounts receivable                                                            (2,226)            (2,958)            (16,725)
    Inventories                                                                     1,484             (1,070)                425
    Other current assets                                                              377               (966)               (766)
    Other assets                                                                     (498)            (2,079)               (124)
    Accounts payable                                                                3,661               (240)             10,551
    Accrued compensation and benefits                                               3,946                628               3,338
    Customer advances                                                               1,437              1,271               4,912
    Federal and state income taxes payable                                         (1,291)              (380)              1,293
    Other current liabilities                                                       5,743                396                (517)
    Restructuring charge                                                           (7,617)                --                  --
    Deferred liabilities                                                               19               (132)                (99)
- -----------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                      50,521             33,007              39,595
- -----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisitions, net of cash acquired                                                 (546)            (7,576)             (6,200)
  Expenditures for property and equipment                                         (13,304)           (14,189)            (11,941)
  Proceeds from disposals of property and equipment                                    85                 74                 125
  Marketable securities -- purchases                                              (47,388)           (73,743)                 --
  Marketable securities -- sales and maturities                                    35,873             53,626                  --
- -----------------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                         (25,280)           (41,808)            (18,016)
- -----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Increase (decrease) in bank overdraft                                                --               (615)                  7
  Proceeds (payments) of short-term debt                                               --             (1,475)             (3,150)
  Principal payments on long-term debt                                                 --               (384)               (520)
  Transactions related to subchapter S corporation                                     --             (2,614)                146
  Tax effect - vesting of restricted stock/options exercised                        8,244              1,150               2,154
  Proceeds from exercise of stock options and warrants                                832                486               3,233
  Purchases of common stock for treasury                                          (44,173)            (1,603)            (10,345)
  Cash dividends paid                                                              (1,476)              (803)                 --
  Other                                                                                --                (10)                  1
- -----------------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                         (36,573)            (5,868)             (8,474)
- -----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                  (11,332)           (14,669)             13,105
Cash and cash equivalents at beginning of year                                     51,080             65,749              52,644
- -----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $ 39,748           $ 51,080            $ 65,749
- -----------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Income tax payments                                                            $  7,810           $ 11,705            $  8,168
  Interest paid                                                                        --                195                 223
- -----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

ADVO, Inc. Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                     Series A Convertible                                         Additional   Retained
                                       Preferred stock       Common stock        Treasury stock     paid-in    earnings      Total
(In thousands, except share data)     Shares    Amount     Shares    Amount     Shares    Amount    capital    (deficit)     equity
- ------------------------------------------------------------------------------------------------------------------------------------

Balance --
  September 28, 1991               2,301,780   $12,680  15,636,051    $156    (429,622) $ (3,312)  $101,106    $(19,347)   $ 91,283
Purchase of common
  stock for treasury                                                          (520,584)  (10,345)                           (10,345)

Cancellation of
  restricted stock                                         (45,168)
Grant of restricted stock                                  119,500       1                                                        1
Exercise of stock options                                  206,717       2       1,500        15      1,416                   1,433
Conversion of preferred stock        (69,241)     (302)     80,111       1                              301
Exercise of warrants                                       530,973       5                            1,795                   1,800
Tax effect --
  employee stock plans                                                                                2,154                   2,154
Amortization of deferred
  compensation (1)                                                                                    2,643                   2,643
Accretion of preferred stock                       693                                                             (693)
Cash distribution to satisfy
  subchapter S tax liability                                                                                     (1,003)     (1,003)

Capital contribution to
  subchapter S corporation                                                                              250                     250
Redemption of subchapter S
  common stock                                                                                          (25)       (380)       (405)

Sale of subchapter S
  common stock                                                                                        1,000                   1,000
Pro forma provision for
  income taxes                                                                                                    1,393       1,393
Net Income                                                                                                       22,493      22,493
- ------------------------------------------------------------------------------------------------------------------------------------

Balance --
  September 26, 1992               2,232,539    13,071  16,528,184     165    (948,706)  (13,642)   110,640       2,463     112,697
Purchase of common
  stock for treasury                                                           (67,437)   (1,603)                            (1,603)

Cancellation of
  restricted stock                                         (11,709)
Grant of restricted stock                                   54,000
Exercise of stock options                                   60,772       1                              485                     486
Conversion of preferred stock     (2,232,539)   (9,700)  2,594,212      26                            9,674
Tax effect --
  employee stock plans                                                                                1,150                   1,150
Amortization of deferred
  compensation (1)                                                                                    2,350                   2,350
Accretion of preferred stock                    (3,371)                                                           3,371
Cash dividends declared
  ($.06 per share)                                                                                               (1,245)     (1,245)

Stock split                                              4,009,499      40                                          (40)
Cash settlement for fractional
  shares on stock split                                                                                             (10)        (10)

Cash distributions to satisfy
  subchapter S tax liability                                                                                     (2,614)     (2,614)

Pro forma provision for
  income taxes                                                                                                    1,696       1,696
Net Income                                                                                                        5,351       5,351
- ------------------------------------------------------------------------------------------------------------------------------------

                                                  (Continued on following page.)

ADVO, Inc. Consolidated Financial Statements



                                     Series A Convertible                                         Additional   Retained
                                       Preferred stock       Common stock        Treasury stock     paid-in    earnings      Total
(In thousands, except share data)     Shares    Amount     Shares    Amount     Shares    Amount    capital    (deficit)     equity
- ------------------------------------------------------------------------------------------------------------------------------------

Balance --
  September 25, 1993                    0        $0     23,234,958   $ 232   (1,016,143) $(15,245)  $ 124,299  $  8,972    $118,258
Purchase of common
  stock for treasury                                                         (2,514,043)  (44,173)                          (44,173)
Grant of restricted stock                                   44,000       1        9,000       145        (145)                    1
Exercise of stock options                                1,114,150      11                                821                   832
Tax effect --
  employee stock plans                                                                                  8,244                 8,244
Amortization of deferred
  compensation (1)                                                                                      1,662                 1,662
Cash dividends declared
  ($.095 per share)                                                                                              (1,997)     (1,997)
Net Income                                                                                                       25,171      25,171
Balance --
  September 24, 1994                    0        $0     24,393,108    $244   (3,521,186) $(59,273)  $ 134,881  $ 32,146    $107,998
- ------------------------------------------------------------------------------------------------------------------------------------

(1) Unamortized deferred compensation at September 24, 1994, September 25, 1993 and September 26, 1992 was $1,991,000, $2,726,000 and $4,264,000,
     respectively.

See accompanying Notes to Consolidated Financial Statements.

ADVO, Inc. Notes to Consolidated Financial Statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1  Summary of Accounting Policies

Principles of Consolidation   The consolidated financial statements include the
accounts of ADVO and its subsidiaries. All significant intercompany transactions and balances among ADVO and its subsidiaries are eliminated. Certain reclassifications have been made in the fiscal 1993 and 1992 financial statements to conform with the fiscal 1994 presentation. ADVO's fiscal closing date is the last Saturday in September.

Cash Equivalents    Cash equivalents include highly liquid investment
instruments with original maturities of three months or less. These investments are valued at cost, which approximates market.

Marketable Securities   Marketable securities, consisting principally of U.S.
Treasury securities and municipal bonds, are carried at cost, which approximates market at September 24, 1994 and September 25, 1993. The cost of securities sold is determined by the specific identification method.

Inventories   Inventories, which consist of raw materials, finished goods and spare parts, are valued at the lower of cost (first-in, first-out method) or market.

Property and Equipment   Property and equipment are recorded at cost.
Depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the respective assets or over the terms of the related leases.

Intangible Assets   The excess of cost over net assets acquired and other
intangible assets related to acquisitions are being amortized over their expected useful lives which range from 3 to 20 years.

Revenues   Revenues are recognized when services are rendered and are presented in the financial statements net of sales allowances and adjustments. The Company's services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the United States Postal Service. In-store marketing services revenue is recognized as hours are worked.

Earnings per Common Share   Earnings per common share is computed based on the
weighted average number of common and common equivalent shares outstanding during the year. Common share equivalents consist of the average number of shares issuable upon the exercise of warrants and options, and the assumed conversion of preferred stock.

Note 2  Acquisitions

On August 19, 1993 a plan of merger was consummated between the Company and Marketing Force, Inc., ("MF" or "Marketing Force") a privately held specialty marketing company located in Michigan through the exchange of 2,115,956 shares of ADVO Common Stock for all of the outstanding stock of MF. The merger was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements were restated to include the accounts and operations of MF for all periods presented. MF's fiscal year end and reported financial results were adjusted to conform to the financial presentation of the Company.

    There were no significant intercompany transactions or differences in accounting policies between the Company and MF. Prior to the merger, MF had elected to be taxed as an S corporation for U.S. Federal and State purposes. As an S corporation, MF's shareholders were required to pay individual income taxes based on MF's taxable income. Income taxes on income for the periods MF was a subchapter S corporation have been provided on a pro forma basis at an effective rate of 41%. The 41% effective rate is ADVO's estimate of the federal and state tax rates that would have been applied to MF had it been merged with ADVO for the periods presented.

    During the three year period ended September 24, 1994, the Company has also made certain acquisitions aimed at expanding its direct mail operations. These acquisitions have been accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired companies have been included in the consolidated statements of operations from their acquisition dates. The acquired assets have been recorded at their estimated fair values. These acquisitions did not have a material pro forma effect on operations for periods prior to the acquisition.

    The excess of the purchase price over the estimated fair values of net assets acquired of $4.3 million is reflected in other assets. Also included in other assets is $7.6 million of other intangible assets, net of accumulated amortization, which were acquired in the acquisitions. As of September 24, 1994 and September 25, 1993, accumulated amortization of goodwill and other intangibles was $4.7 million and $3.4 million, respectively.

ADVO, Inc. Notes to Consolidated Financial Statements

Note 3  Accrued Compensation and Benefits

The composition of accrued compensation and benefits is as follows:

                                             September 24,    September 25,
(In thousands)                                   1994             1993
- ------------------------------------------------------------------------------
Compensation                                   $18,839          $14,764
Workers' compensation                            5,798            5,225
Employee withholdings and
  other benefits                                 3,484            4,186
- ------------------------------------------------------------------------------
  Total                                        $28,121          $24,175
- ------------------------------------------------------------------------------

Note 4  Financing Arrangements

ADVO has in place a credit facility with a bank providing up to $25 million of combined borrowing availability pursuant to a Revolving Credit Agreement which expires December 31, 1995. Borrowing under the agreement may take the form of either a domestic loan, a certificate of deposit loan, a money market loan, or a Eurodollar loan, as defined in the agreement. The interest rate for such borrowing will be at least equal to the bank's base rate for the particular type of loan and will vary from that rate depending upon the borrowing period. The Company pays a commitment fee of one quarter of one percent per annum on the average daily balance of the unused portion of the commitment. The terms of the agreement include certain covenants which provide restrictions relating to the maintenance of minimum levels of working capital and net worth, and includes requirements to maintain certain financial ratios. At September 24, 1994, there are no borrowings under the Revolving Credit Agreement. The Company has outstanding letters of credit of approximately $6.7 million under agreements primarily related to its workers' compensation program.

Note 5  Stockholders' Equity

The Series A Convertible Preferred Stock (the "Preferred Stock") was held by Warburg, Pincus Capital Partners, L.P. ("Warburg"), Welsh, Carson, Anderson & Stowe IV (WCAS IV) and WCAS Venture Partners (WCAS VP) (together, the "Investors"). On February 11, 1993 the holders of ADVO preferred stock converted all such shares to 2,594,212 shares (3,242,765 shares after the 5-for-4 stock split) of Company Common Stock. Accretion of the Preferred Stock dividend amounted to $693,000 in fiscal 1992. Upon conversion of the Preferred Stock to ADVO common stock in fiscal 1993 the entire accredited dividend was reversed in the amount of $3,371,000. The Preferred Stock had five votes per share, and the holders had the right to elect a majority of the Board of Directors as long as at least half of the Preferred Stock was outstanding.

    On August 27, 1986, 2,301,780 warrants to purchase shares of ADVO common stock were issued to the Investors for $1,000,000 and are exercisable at any time through August 27, 1996. In the event the Company issues common stock or equivalents at a price below either current market price or the exercise price of the warrants, the number of shares issuable in exchange for the warrants and the warrant exercise price are subject to adjustment. At September 24, 1994, the exercise price is $2.71 per share and the number of common shares issuable upon exercise of the warrants is 2,656,827.

    On August 18, 1992 WCAS IV and WCAS VP exercised all of their warrants to purchase 530,973 shares (633,716 shares after the 5-for-4 stock split) of ADVO common stock at an exercise price of $3.39 per share. These shares were all distributed to the individual partners of those partnerships in conjunction with the warrant exercise. WCAS IV and WCAS VP converted 69,241 preferred shares into 80,111 shares of ADVO common stock. These shares were then purchased for treasury by ADVO pursuant to an election made by the holders of ADVO stock subscription warrants to pay the warrant exercise price with that common stock.

    On March 5, 1993 a 5-for-4 stock split was effected in the form of a 25% stock dividend for the holders of Company Common Stock which resulted in the issuance of 4,009,499 shares of Common Stock. Share data have been restated for all periods presented to reflect the stock split.

    During fiscal 1993, the Company implemented a Shareholder Protection Rights Plan (the "Rights Plan") to protect shareholders from potential unfair hostile takeovers. Pursuant to the Rights Plan, common shareholders have one Right for each share of Common Stock held. The Rights become exercisable only in the event that any person acquires or commences a tender offer to acquire 20% or more of the Company's Common Stock, as defined. At September 24, 1994 there are 5,007,981 shares of common stock reserved for issuance upon the exercise of stock options and the exercise of warrants.

ADVO, Inc. Notes to Consolidated Financial Statements

Note 6  Benefit Plans

The Company has a savings plan for salaried employees which qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and a non-qualified savings plan for the commissioned sales staff. Both plans permit contributions by employees of up to 10% of their compensation. The Company matches up to 6% of employees' compensation, depending upon the level of employee contribution. The expense for matching contributions was $3,590,000, $3,025,000 and $2,044,000 for fiscal 1994, 1993 and 1992, respectively.

    During fiscal 1994 the Company made certain amendments to its employee stock options plans with respect to options granted under the plans to make available reload options. The reload option feature allows for the exercise of options in "stock-for-stock" transactions enabling the employee to retain any further appreciation in the market value of shares traded in to pay the exercise price of the options and to satisfy tax withholding requirements. The expiration date of a reload option would be the same as that of the original option unless otherwise determined by the Company's Compensation Committee or Board of Directors. Reload options may be authorized with respect to options that are themselves granted as reload options.

    The 1986 Stock Option Plan provides for the granting of non-qualified options for the purchase of up to 625,000 shares of common stock to key employees. The terms of the options may not exceed ten years, and the option prices shall not be less than the fair market value of the common stock on the date of grant. Options generally are exercisable 25% each year, cumulatively, beginning one year from date of grant. Certain grants also stipulate that the market price of the Company's common stock must reach certain levels before the options become exercisable in addition to the 25% per year time vesting provisions. These options will become exercisable for 90 days at six years from the grant date if the market price provision is not met. At September 24, 1994 there were 103,393 options exercisable and 13,988 options available for future grant under this plan. At September 25, 1993 there were 197,213 options exercisable and 1,897 options available for future grant under this plan.

                                                                 Option price
                                                       Shares      per share
- --------------------------------------------------------------------------------
Outstanding at September 28, 1991                      387,796  $  3.60-17.35
Granted                                                 12,500    14.35-15.40
Cancelled                                               (6,510)          4.10
Exercised                                              (96,865)     4.10-8.70
- --------------------------------------------------------------------------------
Outstanding at September 26, 1992                      296,921     3.60-17.35
Exercised                                              (37,991)     3.60-8.10
- --------------------------------------------------------------------------------
Outstanding at September 25, 1993                      258,930     4.20-17.35
Granted                                                 64,761    17.63-18.75
Cancelled                                              (25,411)    4.60-18.63
Exercised                                             (122,725)    4.20-14.35
- --------------------------------------------------------------------------------
Outstanding at
September 24, 1994                                     175,555    $4.20-18.75
- --------------------------------------------------------------------------------

The 1988 Stock Option Plan provides for the granting of non-qualified options for the purchase of up to 3,300,000 shares of common stock to key employees. The terms of the options may not exceed ten years, and the option prices shall not be less than the fair market value of the common stock on the date of the grant. Each option granted is exercisable at a specified rate each year, generally 25%, as determined by the Board of Directors at the date of grant. Certain grants also stipulate that the market price of the Company's common stock must reach certain levels before the options become exercisable in addition to the 25% per year time vesting provisions. These options will become exercisable for 90 days at six years from the grant date if the market price provision is not met. At September 24, 1994 there are 662,161 options exercisable and 181,185 options available for future grant under this plan. At September 25, 1993 there were 1,755,357 options exercisable and 174,770 options available for future grant under this plan.

                                                                 Option price
                                                       Shares      per share
- --------------------------------------------------------------------------------
Outstanding at September 28, 1991                     2,259,266 $  3.30-17.35
Granted                                                 128,125   14.35-19.10
Cancelled                                               (68,750)   4.20-13.80
Exercised                                              (163,406)   4.20-13.80
- --------------------------------------------------------------------------------
Outstanding at September 26, 1992                     2,155,235    3.30-19.10
Granted                                                 209,875   17.13-22.00
Cancelled                                                (6,250)        19.25
Exercised                                               (30,985)   4.80-13.80
- --------------------------------------------------------------------------------
Outstanding at September 25, 1993                     2,327,875    3.30-22.00
Granted                                               1,228,099   15.75-18.63
Cancelled                                               (49,999)   4.80-21.30
Exercised                                            (1,330,376)   3.30-16.30
- --------------------------------------------------------------------------------
Outstanding at
September 24, 1994                                    2,175,599 $  3.30-22.00
- --------------------------------------------------------------------------------

ADVO, Inc. Notes to Consolidated Financial Statements

The 1986 Employee Restricted Stock Plan provides for the granting of up to 2,437,500 shares of common stock to executives who, with certain exceptions, are subject to specified periods of continuous employment (generally vesting one-third per year over three years). The market value of shares at the date of award in excess of cash consideration received is being amortized as compensation expense over the restriction period. These shares are votable by the holders, and the vesting period is determined by the Board of Directors at the date of the grant. The charge to operations in connection with the restricted stock was $1,554,000, $2,286,000, and $2,569,000 for the years ended September 24, 1994, September 25, 1993 and September 26, 1992, respectively. Unamortized deferred compensation is $1,908,000 at September 24, 1994. There are 52,254 shares available for future grant under this plan at September 24, 1994.


                                                                       Shares
- --------------------------------------------------------------------------------
Outstanding at September 28, 1991                                    2,206,040
Granted                                                                149,375
Cancelled                                                              (56,460)
- --------------------------------------------------------------------------------
Outstanding at September 26, 1992                                    2,298,955
Granted                                                                 55,000
Cancelled                                                              (12,709)
- --------------------------------------------------------------------------------
Outstanding at September 25, 1993                                    2,341,246
Granted                                                                 44,000
- --------------------------------------------------------------------------------
Outstanding at
September 24, 1994                                                   2,385,246
- --------------------------------------------------------------------------------

The 1990 Non-employee Directors' Restricted Stock Plan provides for an aggregate maximum of up to 125,000 shares of common stock to be issued under stock awards. During fiscal 1994, 9,000 shares were granted, 3,000 vested immediately and 6,000 shares are vesting in installments over a period of two years. The market value of shares at the date of award is being charged to operations over the restriction period with $108,000, $64,000 and $74,000 charged for the fiscal years ended September 24, 1994, September 25, 1993 and September 26, 1992. Unamortized deferred directors' compensation is $83,000 at September 24, 1994. There are 88,500 shares available for future grant under this plan at September 24, 1994.

Note 7  Segment Information

During fiscal 1993 the Company consummated a merger with an in-store marketing service company (see Note 2) which is being accounted for under the pooling of interests method. Information with regard to revenues, operating income, identifiable assets, capital expenditures and depreciation and amortization expense between the Company's direct mail and in-store marketing segments is as follows:

                                  September 24,   September 25,   September 26,
(In thousands)                        1994            1993            1992
- --------------------------------------------------------------------------------
Revenues
  Direct Mail                       $920,325        $856,626        $787,648
  In-store marketing                  55,168          54,168          40,944
- --------------------------------------------------------------------------------
  Total                             $975,493        $910,794        $828,592
- --------------------------------------------------------------------------------
Operating Income (1)
  Direct Mail                       $ 39,650        $  2,298        $ 28,630
  In-store marketing                     933           4,505           3,602
- --------------------------------------------------------------------------------
  Total                             $ 40,583        $  6,803        $ 32,232
- --------------------------------------------------------------------------------
Identifiable Assets
  Direct Mail                       $207,659        $208,885        $189,758
  In-store marketing                  18,050          17,640          11,312
- --------------------------------------------------------------------------------
  Total                             $225,709        $226,525        $201,070
- --------------------------------------------------------------------------------
Capital Expenditures
  Direct Mail                       $ 10,357        $ 12,525        $ 11,178
  In-store marketing                   2,947           1,664             763
- --------------------------------------------------------------------------------
  Total                             $ 13,304        $ 14,189        $ 11,941
- --------------------------------------------------------------------------------
Depreciation and
  Amortization
  Direct Mail                       $ 11,955        $ 10,589        $  8,722
  In-store marketing                     831             544             436
- --------------------------------------------------------------------------------
  Total                             $ 12,786        $ 11,133        $  9,158
- --------------------------------------------------------------------------------

(1) Reflects one-time restructuring charge of $25.8 million in fiscal 1993.

Note 8  Restructuring

During the fourth quarter of the fiscal year ended September 25, 1993, ADVO recorded a one-time restructuring charge to operations of $25.8 million. The charge consisted of three elements; the shutdown/relocation of several regional facilities aimed at repositioning their location in a more geographically strategic area; the reorganization of certain management groups to enhance the Company's cost containment initiatives as well as restructure the current management team; and the discontinuation of several Micromarketing initiatives that have proven unprofitable.

    During fiscal 1994 the Company recorded reductions of $8.6 million to the reserve in accordance with its plan of restructure. The $8.6 million included costs for the shutdown and consolidation of its Indianapolis production facility into other regions; the downsizing of its former Atlantic Division office; severance and related costs for upgrades to the Company's sales management team and the abandonment of certain nonprofitable Micromarketing programs. As of

ADVO, Inc. Notes to Consolidated Financial Statements

September 24, 1994 the Company had terminated approximately 77 people and recorded $1.4 million in severance pay and related benefits to the restructure reserve. The Company's management continues to believe that cost efficiencies and future benefits originally anticipated in its plan of restructure will be realized. The Company expects to utilize the remaining reserve over future periods with benefits being realized over the same periods through more efficient and low cost operations and enhanced revenue growth through improved management ability and structure.

Note 9  Income Taxes

In the first quarter of fiscal 1994, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes". As permitted by Statement 109, the Company has elected not to restate prior years. The effect of the change was not material to the Company's results of operations or financial position. The components of the provision for income taxes by taxing jurisdiction were:

                              Liability           Deferred Method
                                Method
                              Year ended     Year ended     Year ended
                             September 24,  September 25,  September 26,
(In thousands)                   1994           1993           1992
- --------------------------------------------------------------------------------
Federal:
  Current                      $12,146        $10,957        $10,046
  Deferred                         842         (8,759)        (1,330)
- --------------------------------------------------------------------------------
  Total Federal                 12,988          2,198          8,716
- --------------------------------------------------------------------------------
State:
  Current                        2,504          2,697          2,668
  Deferred                         601         (2,139)          (350)
- --------------------------------------------------------------------------------
  Total State                    3,105            558          2,318
Total Provision                $16,093        $ 2,756        $11,034
- --------------------------------------------------------------------------------

The Company's effective income tax rate differed from the Federal statutory rate as follows:

                             Year ended     Year ended     Year ended
                            September 24,  September 25,  September 26,
                                1994           1993           1992
- --------------------------------------------------------------------------------
Federal statutory rate          35.0%          34.0%          34.0%
State income taxes,
  net of federal
  benefit                        4.9            4.5            4.6
Tax benefits related
  to Section 338 basis
  adjustment                      --          (12.3)          (5.8)
Targeted jobs tax
  credit                         (.2)           (.9)           (.4)
Other                            (.7)           8.7             .5
- --------------------------------------------------------------------------------
Effective income
  tax rate                      39.0%          34.0%          32.9%
- --------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities as required by FASB Statement No. 109 are as follows:

                                                           Year ended
                                                          September 24,
(In thousands)                                                1994
- --------------------------------------------------------------------------------
Deferred Tax Assets:
  Reserve for restructure                                    7,119
  Reserve for deferred compensation                          2,247
  Reserve for employee benefits                              3,838
  Other                                                      4,941
- --------------------------------------------------------------------------------
  Total deferred tax assets                                 18,145
- --------------------------------------------------------------------------------
Deferred Tax Liabilities:
  Tax over book depreciation and amortization               (7,573)
- --------------------------------------------------------------------------------
    Total deferred tax liabilities                          (7,573)
- --------------------------------------------------------------------------------
Net Federal and State Deferred assets                       10,572
- --------------------------------------------------------------------------------

Deferred income taxes (benefits) in fiscal 1993 and 1992 represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. Changes in deferred federal and state income taxes include the effects of:

                                          Year ended      Year ended
                                         September 25,   September 26,
(In thousands)                               1993            1992
- --------------------------------------------------------------------------------
Depreciation and
  amortization                             $    139        $  (223)
Amortization
  of deferred
  compensation                                 (657)          (774)
Reserve for
  restructuring                              (9,979)            --
Various accrued
  expenses                                     (401)          (683)
- --------------------------------------------------------------------------------
                                           $(10,898)       $(1,680)
- --------------------------------------------------------------------------------

Note 10  Commitments and Contingencies

ADVO leases property and equipment under noncancellable operating lease agreements which expire at various dates through 2004. The leases generally provide that the Company pay the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 24, 1994 under long term noncancellable operating leases are as follows:

(In thousands)
- ----------------------------------------------------------
Fiscal year:
1995                                               $17,966
1996                                                14,950
1997                                                 9,417
1998                                                 7,033
1999                                                 5,486
Thereafter                                          13,418
- ----------------------------------------------------------
Total minimum lease payments                       $68,270
- ----------------------------------------------------------

Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 24, 1994, September 25, 1993 and September 26, 1992 was approximately $24,947,000, $24,487,000, and $23,246,000, respectively.

    ADVO is party to various legal proceedings and claims related to its normal business operations, including several suits in which it is a defendant. In the opinion of management, the Company has substantial and meritorious defenses for these claims and proceedings in which it is a defendant, and believes these matters will be ultimately resolved without material adverse effect on the consolidated financial position of the Company.

    Outstanding commitments for capital expenditures at September 24, 1994 totaled $8.5 million.

Note 11  Related Party Transactions

The Company invests in money market mutual funds and marketable securities through an investment advisor, Warburg, Pincus Counsellors, Inc. ("Counsellors"). The general partner of Warburg, Pincus Capital Partners, L.P. ("Warburg") who is the Company's largest shareholder, owns a majority interest in Counsellors. Income earned on investments managed by Counsellors was $1,885,000, $1,932,000 and $2,317,000 in fiscal 1994, 1993 and 1992, respectively. At September 24, 1994 and September 25, 1993, $42,283,000 and $52,817,000, respectively, were being managed by Counsellors. Two Directors of the Company are officers of Warburg and another Director is a Director of the various Counsellors managed mutual funds.

Note 12 Recent Accounting Pronouncements

During November 1992, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post Employment Benefits". The standard, which requires the accrual method of accounting for post-employment benefits will be adopted by the Company in its 1995 fiscal year. The Company expects the cumulative effect of this accounting change to be approximately $1.5 million after tax or $.06 per share. The Company estimates that the ongoing annual expense of this accounting change on future periods will not be material to the Company's financial statements.

    In May of 1993 the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 115, "Accounting for Certain Debt and Equity Securities". The standard expands the use of fair value accounting for debt and equity securities. The Company will also adopt this standard in fiscal 1995. The Company expects that there will not be a material impact to the Company's consolidated financial position or results of operations as a result of the adoption this statement.

Note 13  Subsequent Events

On October 31, 1994 the Company announced the sale of its 50% ownership in Infobase Services to Acxiom Corporation, the other joint venture partner. The Company will recognize a before tax gain on this transaction of approximately $2.2 million in its first fiscal quarter of 1995.

Note 14  Quarterly Financial Data (unaudited)

(In millions, except per share data)

Fiscal year ended                          First    Second    Third    Fourth
September 24, 1994                        Quarter  Quarter   Quarter  Quarter
- --------------------------------------------------------------------------------
Revenues                                   $246.8   $229.7    $256.1   $242.9
Gross profit                                 62.2     55.4      69.0     62.2
Operating income                             11.3      3.7      14.6     10.9
Net income                                    7.3      2.4       8.9      6.6
Earnings per share (1)                        .29      .10       .38      .28
Common stock price
  High                                     17 1/2       20    18 1/2   18 3/4
  Low                                      14 1/4   16 3/4    15 7/8       15
- --------------------------------------------------------------------------------

Fiscal year ended                          First    Second    Third    Fourth
September 25, 1993                        Quarter  Quarter   Quarter  Quarter
- --------------------------------------------------------------------------------
Revenues                                   $228.0   $212.8    $235.4   $234.6
Gross profit                                 57.9     50.5      60.8     57.2
Operating income (loss)                       9.5      3.0      12.1    (17.8)
Net income (loss)                             6.5      2.1       8.4    (11.6)
Earnings (loss)
  per share (1)                               .26      .08       .33     (.53)
Common stock price
  High                                     22 1/8   24 3/4    24 1/4   21 3/4
  Low                                      18 1/2   20 3/8        20       16
- --------------------------------------------------------------------------------

(1) Both primary and fully diluted.

ADVO, Inc. Consolidated Financial Statements


REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of ADVO, Inc.

We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 24, 1994 and September 25, 1993, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended September 24, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 24, 1994 and September 25, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 24, 1994 in conformity with generally accepted accounting principles.


Hartford, Connecticut
October 19, 1994


FINANCIAL RESPONSIBILITY

To the Stockholders of ADVO, Inc.

The management of ADVO, Inc. is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this report. These statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgements and estimates by management.

    ADVO maintains internal accounting control policies and related procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of reliable published annual and interim financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgement with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function which evaluates and reports on the adequacy and effectiveness of internal accounting controls and policies and procedures.

    The Company's consolidated financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness of these statements.

    The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with ADVO's management, internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting controls. Both the internal auditors and the independent auditors have unrestricted access to the Committee.

Robert Kamerschen
Chairman and Chief Executive Officer

Lowell W. Robinson
Executive Vice President and
Chief Financial Officer

Robert S. Hirst
Vice President and Controller

October 19, 1994

36