Form 10-K405, Exhibit 13
period 1995-09-30
ADVO INC
filed 1995-12-19
CIK 801622

                                                              1995 ANNUAL REPORT

ADVO, INC.

         Selected Financial Data

                                                        Year ended     Year ended      Year ended      Year ended      Year ended
                                                      September 30,   September 24,   September 25,   September 26,   September 28,
(In millions, except per share data)                       1995           1994            1993            1992            1991
===================================================================================================================================
Summary of Operations
Revenues                                                 $1,011.9        $920.3          $856.6          $787.6          $697.4
Operating income                                             48.5          39.7             2.3(1)         28.6            25.7
Income from continuing operations                            30.9          24.6             2.8            20.5            19.3
Net income                                                   25.0          25.2             5.4            22.5            19.2
Earnings per share from continuing operations (2):
   Primary                                                   1.33          1.03             .11             .81             .78
   Fully diluted                                             1.31          1.03             .11             .80             .77
Net earnings per share(2)(3):
   Primary                                                   1.07          1.05             .21             .89             .78
   Fully diluted                                             1.05          1.05             .21             .88             .77
Cash dividends declared per share                             .10          .095             .06              --              --
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average common and
   common equivalent shares (2)                              23.7          23.9            25.4            25.4            24.9
===================================================================================================================================

                                                      September 30,   September 24,   September 25,   September 26,   September 28,
(In millions, except per share data)                       1995           1994            1993            1992            1991
===================================================================================================================================
Balance Sheet Data
Cash, cash equivalents and marketable securities           $ 54.5       $  71.1         $  71.4         $  65.7         $  52.6
Total assets                                                234.2         225.7           226.5           201.1           163.7
Long-term debt                                                 --            --              --              .2              .4
Preferred stock (4)                                            --            --              --            13.1            12.7
Stockholders' equity                                        130.4         108.0           118.3           112.7            91.3
Book value per share (2)                                     6.26          5.17            5.32            5.08            4.19

On August 19, 1993, a merger ("the Merger") was consummated between ADVO, Inc. and Marketing Force, Inc. (see Note 2 to the consolidated financial statements). The Merger was accounted for under the pooling of interests method and, accordingly, selected financial data for the fiscal years presented above reflect the combined financial position and share data of the two corporations as if the Merger had been consummated as of the beginning of each of the periods presented. In September 1995, the Company's management decided that this in-store marketing segment was not consistent with the Company's future strategy and initiated a plan to sell this segment. As a result, this segment has been excluded from continuing operations for the fiscal years presented. (See Note 3 to the consolidated financial statements.)

(1) Reflects a one-time restructuring charge to operations of $25.8 million in fiscal 1993 (See Note 11 to the consolidated financial statements).

(2) Fiscal years 1992 and 1991 were restated for 5-for-4 stock split effected in the form of a dividend on March 5, 1993.

(3) Reflects a charge for cumulative effect of accounting change of $1.5 million, net of tax, or $.07 per share in fiscal 1995. (See Note 9 to the consolidated financial statements).

(4) All outstanding preferred shares were converted to ADVO Common Stock in February 1993.

                                                              1995 ANNUAL REPORT

ADVO, INC.

         Financial Report

BASIS OF PRESENTATION

In September 1995 ADVO, Inc. (the "Company") announced its plan to sell its in-store marketing segment. (See Note 3 to the consolidated financial statements.) As a result, the Company's results of operations for all years presented have been restated to separately reflect continuing and discontinued operations in the consolidated statements of operations and cash flows. In addition, the fiscal 1995 consolidated balance sheet has been reclassified to reflect the assets and liabilities of the discontinued operation under separate captions. The fiscal 1994 consolidated balance sheet has not been restated. The following discussion on the results of operations excludes the revenues, cost of sales, selling, general and administrative costs, interest income and other expense of this discontinued segment.

FINANCIAL OVERVIEW

Fiscal 1995 was another year in which the Company was able to demonstrate its commitment to competitive fitness. The Company was able to maintain its revenue and income growth despite simultaneous increases in postage and paper costs. These adversities and the sluggish retail environment of fiscal 1995 notwithstanding, the Company's income from continuing operations experienced a 26% profit growth. The continued implementation of company-wide cost control initiatives both in operational and administrative areas contributed to the successes of fiscal 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

CONTINUING OPERATIONS

REVENUES Fiscal 1995 revenues from continuing operations increased $91.6 million over fiscal 1994. Price and volume growth contributed to the 10.0% increase in revenues. The volume growth was achieved through increased shared mail packages delivered, which grew 2.9% to 3.2 billion packages, and shared mail piece distribution which increased 5.3% over the comparable period of a year earlier to 25.5 billion pieces. For fiscal 1995, the key indicator of average shared mail pieces per package increased from 7.69 pieces per package to 7.88, representing a 2.4% growth over the prior year. The pricing gains were primarily the result of the 14% increase in postal rates instituted on January 1, 1995 and the approximate 35% increase in paper costs experienced throughout the year.

OPERATING EXPENSES Cost of sales increased $84.9 million or 12.5% over fiscal 1994. As a percentage of revenues, cost of sales was 75.5% for the year ended September 30, 1995 and 73.8% for the year ended September 24, 1994. The increase in absolute terms, and as a percentage of revenues, was reflective of the January 1, 1995 14% increase in postal costs and, to a lesser extent, paper cost increases. Postage expense increased 11.9% which was reflective of the postal rate increase and to a lesser degree the volume growth experienced in shared mail pieces and package volume. Print expense, inclusive of paper costs, increased 16.6% over the prior year as a result of higher paper costs and the shared mail volume growth.

During fiscal 1995, selling expense, including the provision for bad debts, increased $6.2 million or 5.1%. Increases in commission expense and related sales support costs, resulting from the revenue growth, were the major elements in the selling expense increase. As a percentage of revenues, selling expense decreased from 13.3% in fiscal 1994 to 12.7% in fiscal 1995.

General and administrative costs declined $6.2 million or 7.9% in fiscal 1995 over fiscal 1994. As a percentage of revenues, general and administrative costs were 7.2% for the year ended September 30, 1995 versus 8.6% for the year ended September 24, 1994. The decrease was due to the Company's selected consolidation of operating facilities and the downsizing of its administrative offices, as well as overall cost control initiatives.

GAIN ON SALE OF INTEREST IN JOINT VENTURE During the first quarter of fiscal 1995, the Company sold its 50% ownership in InfoBase Services to Acxiom Corporation and recognized a before tax gain on this transaction of $2.2 million ($1.4 million after tax or $.06 per share).

OPERATING INCOME As a result of the aforementioned, the Company reported a $8.8 million increase in operating income from direct mail operations to $48.5 million compared to $39.7 million in fiscal 1994, a 22.3% improvement.

INTEREST INCOME Interest income results primarily from the investment of excess cash and amounted to $2.8 million in fiscal 1995 versus $1.9 million in fiscal 1994. The increase was primarily due to the general increase in interest rates.

INCOME TAXES The Company's effective tax rate for continuing operations for both fiscal 1995 and fiscal 1994 was approximately 39%.

EARNINGS PER SHARE Earnings per share from continuing operations, on a fully diluted basis, increased to $1.31 per share in fiscal 1995 from $1.03 per share in fiscal 1994 primarily related to the improved operating results.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE During the first quarter of fiscal 1995 the Company adopted Statements of Financial Accounting Standards No. 112 ("SFAS No. 112"), "Employers' Accounting for Postemployment Benefits" and No. 115, "Accounting for Certain Investments in Debt and Equity

                                                              1995 ANNUAL REPORT

ADVO, INC.

Securities". The cumulative effect of adopting SFAS No. 112 was an after tax charge of $1.5 million or $.07 per share.

RESTRUCTURE RESERVE During fiscal 1993 the Company recorded a $25.8 million charge to operations in connection with a plan of restructuring (see Note 11 to the consolidated financial statements). As of September 30, 1995 the Company had utilized $15.9 million of this reserve for the reorganization and upgrade of the Company's management team; the shutdown and consolidation of its Indianapolis production facility into pre-existing facilities; the downsizing of its former Atlantic Division office; and the abandonment of certain non-core Micromarketing projects that had not proven profitable. Most of the remaining reserve will be utilized in fiscal 1996 for severance benefits related to the ongoing centralization and strengthening of the Company's operations under its clientizing initiative. Management believes that this restructuring project will reduce future annual operating costs.

FISCAL 1994 COMPARED TO FISCAL 1993

CONTINUING OPERATIONS

REVENUES Fiscal 1994 revenues from continuing operations increased 7.4% or $63.7 million to $920.3 million. Both pricing and volume growth contributed to the increase with volume gains being the more significant contributor. Overall, shared mail distribution increased 7.4% to 24.2 billion pieces mailed and shared mail packages distributed grew to 3.1 billion from 3.0 billion in fiscal 1993. Shared mail pieces per package increased to 7.69 in fiscal 1994 from 7.61 in fiscal 1993.

OPERATING EXPENSES Cost of sales as a percentage of revenues decreased to 73.8% in fiscal 1994 from 75.2% in fiscal 1993. This improvement was mainly due to improved postage utilization as reflected in fiscal 1994's shared mail pieces per package growth and operational efficiencies. In absolute terms, cost of sales increased $35.2 million or 5.5% over the prior year. The majority of the increase was attributable to a 5% increase in shared mail delivery costs and a 12% increase in print costs. These increases were a result of the Company's fiscal 1994 shared mail package and turnkey product piece growth over fiscal 1993's volumes.

Selling expense, including the provision for bad debts, remained consistent as a percentage of revenues at 13.3% in fiscal 1994 and fiscal 1993. Overall, selling expense increased $8.3 million in fiscal 1994 over the prior year mainly as a function of increased commission costs resulting from the revenue growth over fiscal 1993.

As a percentage of revenue, general and administrative costs increased from 8.2% in fiscal 1993 to 8.6% in fiscal 1994. General and administrative costs increased $8.6 million or 12.2% in fiscal 1994 over fiscal 1993. The increase was primarily related to increases in promotional costs, system development expenditures and wages.

OPERATING INCOME As a result of the aforementioned and the 1993 restructuring reserve, the Company reported a $37.4 million increase in operating income from continuing operations to $39.7 million versus $2.3 million in fiscal 1993.

INTEREST INCOME AND OTHER EXPENSE Interest income results primarily from the investment of excess cash and amounted to $1.9 million in fiscal 1994 versus $2.0 million in fiscal 1993. Other expense increased $0.8 million in fiscal 1994 to $1.3 million primarily due to increased non-income related taxes and fees.

INCOME TAXES The Company's effective tax rate for continuing operations in fiscal 1994 was 39% while the rate in fiscal 1993 was 26%. The fiscal 1993 effective rate was favorably impacted by the recognition of tax benefits associated with certain amortizable assets. Since these benefits were substantially utilized in fiscal 1993 and prior periods the Company's effective tax rate, starting with fiscal 1994, will more closely reflect the statutory tax rates. During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The effect of this accounting change was not material to either the Company's results of operations or financial position.

EARNINGS PER SHARE Earnings per share from continuing operations increased to $1.03 in fiscal 1994 versus $.11 in fiscal 1993 ($.86 adjusted for fiscal 1993's restructuring charge) on a fully diluted basis. The increase was due to the increase in net income and in part to the approximate 1.5 million share decrease in the weighted average common and common equivalent shares outstanding. This decrease was primarily a result of the Company's stock repurchase program undertaken in October 1993 to repurchase 2.1 million shares of ADVO common stock.

FINANCIAL POSITION

WORKING CAPITAL Working capital increased to $58.9 million at September 30, 1995 from $46.7 million at September 24, 1994. The increase in working capital was primarily attributable to the improvement in continuing operating results which, along with the timing of customer receipts, accounted for the increase in accounts receivable. In addition, the increase in

                                                              1995 ANNUAL REPORT

ADVO, INC.

working capital is also due to the decrease in current liabilities related to reduced future cash outlay requirements associated with brokered trucking, legal and consulting fees, and taxes other than income.

As a result of the aforementioned improvement in continuing operating results and the decrease in current liabilities, the Company experienced an increase in its working capital ratio to 1.61 at September 30, 1995 versus 1.45 at September 24, 1994.

PROPERTY, PLANT AND EQUIPMENT Capital additions from continuing operations in fiscal 1995 totaled $20.3 million compared to $10.4 million in fiscal 1994. The expenditures were primarily for the purchase of the Company's corporate facilities in Windsor, Connecticut to save lease costs, the replacement of existing production equipment and the upgrading and replacement of computer hardware. Cash provided from operating activities has been sufficient to cover the financing of these capital expenditures.

For fiscal 1996, capital additions for new equipment are expected to approximate $12.0 million. In addition, there are significant potential capital expenditures related to the design and development of new financial and operational systems intended to improve operating efficiency and reduce overhead.

The book value of disposals aggregated $1.6 million in fiscal 1995 and $.6 million in fiscal 1994.

STOCKHOLDERS' EQUITY Stockholders' equity increased $22.4 million in fiscal 1995 to $130.4 million at September 30, 1995 compared to $108.0 million at September 24, 1994. The increase was primarily related to the Company's fiscal 1995 net income of $25.0 million, the $2.5 million recorded for the exercise of stock options and related tax benefit under the Company's employee stock plans and $1.3 million for the amortization of deferred compensation. These increases were offset in part by $4.3 million used for the purchase of the Company's common stock for treasury and $2.1 million for the Company's normal quarterly dividend.

In fiscal 1994, stockholders' equity decreased $10.3 million from $118.3 million at September 25, 1993. The decrease was mainly attributable to the Company's purchase of common stock for treasury under a repurchase program announced by the Company in October of 1993. The purchases were partially offset by the Company's fiscal 1994 net income of $25.2 million and the $8.2 million tax benefit realized on the exercise of employee stock options and the vesting of restricted stock.

Book value per common share at September 30, 1995 was $6.26 compared with $5.17 at September 24, 1994.

LIQUIDITY The Company's main source of liquidity continues to be funds from continuing operating activities. Cash provided by continuing operating activities was $14.0 million during fiscal 1995 compared with $47.5 million in fiscal 1994. The decrease in cash provided by operating activities is due primarily to the increase in accounts receivable, which was related to the revenue growth from the increased pricing and the timing of customer receipts. Also contributing to the decrease was a reduction in other current liabilities which was reflective of reduced requirements for brokered trucking, legal and consulting fees, and taxes other than income at fiscal 1995 year end versus fiscal 1994.

Overall, cash and cash equivalents decreased $15.9 million. Offsetting the cash provided from the continuing operating activities described above was cash used in investing activities of $13.3 million. Included in the investing activities was the purchase of $20.3 million in property, plant and equipment, partially offset by the proceeds received from the sale of the Company's 50% interest in its InfoBase Services joint venture. The effect of the $12.8 million used in the discontinued in-store marketing segment also contributed to the decrease in cash and cash equivalents.

During fiscal 1993, the Company recorded a $25.8 million charge to operations for restructuring. Funds provided by operating activities have been sufficient to cover the fiscal 1995 cash requirements of the restructuring plan and the Company's management believes that cash generated by operations will be sufficient to provide for all future expenditures related to the restructuring plan.

On May 24, 1995, the Company replaced its existing $25 million credit facility. The new Revolving Credit Agreement expires April 30, 2000 and provides up to $50 million of combined borrowing availability with a bank. Borrowings under the agreement may take the form of either a domestic loan or a Eurodollar loan, as defined in the agreement. The interest rate for such borrowings will be at least equal to the bank's base rate for the particular type of loan and will vary from the rate depending upon the borrowing period. The Company pays a commitment fee of one-eighth of one percent on the average daily balance of the unused portion of the commitment. The terms of the agreement include certain covenants which provide restrictions to the maintenance of net worth and include requirements to maintain certain financial ratios. At September 30, 1995, there are no borrowings under the Revolving Credit Agreement. The Company has outstanding letters of credit of approximately $5.9 million under separate agreements primarily related to its workers' compensation program.

                                                              1995 ANNUAL REPORT

ADVO, INC.

         Consolidated Statements of Operations

                                                                               Year ended       Year ended       Year ended
                                                                              September 30,    September 24,    September 25,
(In thousands, except per share data)                                              1995             1994             1993
=============================================================================================================================
Revenues                                                                       $1,011,904        $ 920,325        $ 856,626
Costs and expenses:
   Cost of sales                                                                  764,198          679,258          644,096
   Selling, general and administrative                                            198,496          198,113          181,800
   Restructuring charge                                                                --               --           25,750
   Provision for bad debts                                                          2,953            3,304            2,683
   Gain on sale of interest in joint venture                                       (2,243)              --               --
-----------------------------------------------------------------------------------------------------------------------------
Operating income                                                                   48,500           39,650            2,297
Interest income (1)                                                                 2,817            1,936            1,970
Other expense                                                                         772            1,266              486
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                         50,545           40,320            3,781
Provision for income taxes                                                         19,596           15,693              983
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                  30,949           24,627            2,798
-----------------------------------------------------------------------------------------------------------------------------
Discontinued operations:
   (Loss) income from discontinued operations, net of tax                          (3,522)             544            2,553
   Estimated loss on disposal of discontinued operations, net of tax                 (931)              --               --
-----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                               26,496           25,171            5,351
Cumulative effect of change in accounting for post-employment
   benefits, net of tax                                                            (1,545)              --               --
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                                     $   24,951        $  25,171        $   5,351
=============================================================================================================================

Earnings per share:
   Primary:
      Earnings from continuing operations                                      $     1.33        $    1.03        $     .11
      Discontinued operations:
         (Loss) income from discontinued operations, net of tax                      (.15)             .02              .10
         Estimated loss on disposal, net of tax                                      (.04)              --               --
      Cumulative effect of change in accounting for post-employment
         benefits, net of tax                                                        (.07)              --               --
-----------------------------------------------------------------------------------------------------------------------------
         Net earnings per share                                                $     1.07        $    1.05        $     .21
-----------------------------------------------------------------------------------------------------------------------------
   Fully diluted:
      Earnings from continuing operations                                      $     1.31        $    1.03        $     .11
      Discontinued operations:
         (Loss) income from discontinued operations, net of tax                      (.15)             .02              .10
         Estimated loss on disposal, net of tax                                      (.04)              --               --
      Cumulative effect of change in accounting for post-employment
         benefits, net of tax                                                        (.07)              --               --
-----------------------------------------------------------------------------------------------------------------------------
         Net earnings per share                                                $     1.05        $    1.05        $     .21
-----------------------------------------------------------------------------------------------------------------------------

Dividends declared per share                                                   $      .10        $    .095        $     .06

Weighted average common and common equivalent shares:
   Primary                                                                         23,286           23,886           25,389
   Fully diluted                                                                   23,697           23,924           25,412
=============================================================================================================================

(1) Includes interest income from related party of $2,757,000, $1,885,000 and $1,932,000 in fiscal 1995, 1994 and 1993, respectively.

See accompanying Notes to Consolidated Financial Statements

                                                              1995 ANNUAL REPORT

ADVO, INC.

         Consolidated Balance Sheets

                                                                                          September 30,     September 24,
(In thousands, except share data)                                                             1995              1994
=========================================================================================================================
Assets
Current assets:
   Cash and cash equivalents (1)                                                            $ 23,849          $ 39,748
   Available-for-sale securities -- related party                                             30,611            31,392
   Accounts receivable, less allowances of $3,418 in 1995 and $5,105 in 1994                  61,089            55,340
   Inventories                                                                                 8,742             5,138
   Prepaid expenses and other current assets                                                   4,369             4,863
   Deferred income taxes                                                                      13,049            14,619
   Current assets of discontinued operations                                                  13,950                --
-------------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                   155,659           151,100
Property, plant and equipment:
   Land, building and building improvements                                                    6,744                --
   Machinery and equipment                                                                   108,538           102,141
   Leasehold improvements                                                                     13,579            15,307
-------------------------------------------------------------------------------------------------------------------------
                                                                                             128,861           117,448
   Accumulated depreciation and amortization                                                 (68,385)          (60,939)
-------------------------------------------------------------------------------------------------------------------------
      Net property, plant and equipment                                                       60,476            56,509
Other assets                                                                                  10,848            18,100
Non-current assets of discontinued operations                                                  7,220                --
-------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                       $234,203          $225,709
-------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                                                         $ 24,556          $ 28,540
   Accrued compensation and benefits                                                          25,482            28,121
   Customer advances                                                                          10,309            16,516
   Federal and state income taxes payable                                                      4,364             4,159
   Restructure reserve -- short-term                                                           9,015             8,371
   Accrued other expenses                                                                     14,951            18,646
   Current liabilities of discontinued operations                                              8,118                --
-------------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                               96,795           104,353
Deferred liabilities                                                                             352               573
Deferred income taxes                                                                          5,786             4,047
Restructure reserve -- long-term                                                                 864             8,738

Stockholders' equity:
   Series A Convertible Preferred Stock,
      $.01 par value (Authorized 5,000,000 shares, none issued)                                   --                --
   Common Stock, $.01 par value (Authorized 40,000,000 shares,
      Issued 24,583,092 in 1995 and 24,393,108 in 1994)                                          246               244
   Additional paid-in capital                                                                138,735           134,881
   Unrealized losses on available-for-sale securities, net of tax                                (62)               --
   Retained earnings                                                                          55,020            32,146
   Less shares of common stock held in treasury at cost,
      3,759,449 in 1995 and 3,521,186 in 1994                                                (63,533)          (59,273)
-------------------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                             130,406           107,998
-------------------------------------------------------------------------------------------------------------------------
      Total Liabilities and Stockholders' Equity                                            $234,203          $225,709
=========================================================================================================================

(1) Includes cash and cash equivalents invested with related party of $12,905,000 at September 30, 1995 and $10,891,000 at September 24, 1994.

See accompanying Notes to Consolidated Financial Statements

                                                              1995 ANNUAL REPORT

ADVO, INC.

         Consolidated Statements of Cash Flows

                                                                                 Year ended        Year ended       Year ended
                                                                                September 30,     September 24,    September 25,
(In thousands)                                                                     1995               1994             1993
===============================================================================================================================
Cash flows from continuing operating activities:
   Net income                                                                     $ 24,951          $ 25,171         $  5,351
   Less: (Loss) income from discontinued operations                                 (4,453)              544            2,553
-------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations (includes accounting change)                      29,404            24,627            2,798
Adjustments to reconcile net income to
  net cash flows from continuing operating activities:
      Cumulative effect of change in accounting
         for post-employment benefits                                                1,545                --               --
      Depreciation and amortization                                                 12,985            11,955           10,589
      Amortization of deferred compensation                                          1,346             1,662            2,350
      Deferred income taxes                                                          4,232             1,556          (10,884)
      Provision for bad debts                                                        2,953             3,304            2,683
      Restructuring charge                                                              --                --           25,750
      Gain on sale of interest in joint venture                                     (2,243)               --               --
      Other                                                                            361               997              265
Change in assets and liabilities, net of effects of acquisitions:
      Accounts receivable                                                          (16,188)           (4,237)          (1,949)
      Inventories                                                                   (3,533)            1,483           (1,070)
      Prepaid expenses and other current assets                                        131               413             (766)
      Other assets                                                                     458              (395)          (2,056)
      Accounts payable                                                                (157)            2,849              175
      Accrued compensation and benefits                                             (2,232)            4,836               (8)
      Customer advances                                                             (2,890)            1,635             (867)
      Federal and state income taxes payable                                           205            (1,292)            (381)
      Other current liabilities                                                     (4,915)            5,704              633
      Restructure reserve                                                           (7,230)           (7,617)              --
      Deferred liabilities                                                            (222)               20             (132)
-------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by continuing operating activities                          14,010            47,500           27,130
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing investing activities:
   Proceeds from sale of interest in joint venture                                   9,000                --               --
   Acquisitions, net of cash acquired                                               (2,448)             (546)          (7,576)
   Expenditures for property, plant and equipment                                  (20,315)          (10,357)         (12,525)
   Proceeds from disposals of property and equipment                                    11                85               74
   Available-for-sale securities - purchases                                       (55,899)          (47,388)         (73,743)
   Available-for-sale securities - sales and maturities                             56,355            35,874           53,626
-------------------------------------------------------------------------------------------------------------------------------
      Net cash used in continuing investing activities                             (13,296)          (22,332)         (40,144)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing financing activities:
   Tax effect - vesting of restricted stock/options exercised                          699             8,244            1,150
   Proceeds from exercise of stock options and warrants                              1,811               832              486
   Purchases of common stock for treasury                                           (4,260)          (44,173)          (1,603)
   Cash dividends paid                                                              (2,078)           (1,920)            (803)
   Other                                                                                --                --              (10)
-------------------------------------------------------------------------------------------------------------------------------
      Net cash used in continuing financing activities                              (3,828)          (37,017)            (780)
-------------------------------------------------------------------------------------------------------------------------------
      Net cash (used) provided by discontinued operations                          (12,785)              517             (875)
-------------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                              (15,899)          (11,332)         (14,669)
Cash and cash equivalents at beginning of year                                      39,748            51,080           65,749
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                          $ 23,849          $ 39,748         $ 51,080
-------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information--
   Income tax payments                                                            $ 11,829          $  7,810         $ 11,705
===============================================================================================================================

See accompanying Notes to Consolidated Financial Statements

                                                              1995 ANNUAL REPORT

ADVO, INC.

         Consolidated Statements of Changes in Stockholders' Equity

                                                                                                    Unrealized
                                                                                                  gains (losses)
                           Series A Convertible                                       Additional   on available-
(In thousands, except        Preferred stock       Common stock      Treasury stock     paid-in      for-sale     Retained   Total
 per share data)             Shares    Amount     Shares  Amount    Shares    Amount    capital     securities    earnings   equity
===================================================================================================================================

Balance --
   September 26, 1992        2,233    $13,071     16,528   $165      (949)  $(13,642)   $110,640       $0       $  2,463   $112,697

Purchase of common
  stock for treasury                                                  (67)    (1,603)                                        (1,603)

Cancellation of
  restricted stock                                   (12)

Grants of restricted stock                            54

Exercise of stock options                             61      1                              485                                486

Conversion of
  preferred stock           (2,233)    (9,700)     2,594     26                            9,674

Tax effect --
  employee stock plans                                                                     1,150                              1,150

Amortization of deferred
   compensation (1)                                                                        2,350                              2,350

Accretion of
   preferred stock                     (3,371)                                                                     3,371

Cash dividends declared
   ($.06 per share)                                                                                               (1,245)    (1,245)

Stock split                                        4,010     40                                                      (40)

Cash settlement for
   fractional shares
   on stock split                                                                                                    (10)       (10)

Cash distributions
   to satisfy subchapter S
   tax liability                                                                                                  (2,614)    (2,614)

Pro forma provision for
   income taxes                                                                                                    1,696      1,696

Net Income                                                                                                         5,351      5,351
====================================================================================================================================

Balance --
   September 25, 1993            0         $0     23,235   $232    (1,016)  $(15,245)   $124,299       $0        $ 8,972   $118,258

Purchase of common
   stock for treasury                                              (2,514)   (44,173)                                       (44,173)

Grants of restricted stock                            44      1         9        145        (145)                                 1

Exercise of stock options                          1,114     11                              821                                832

Tax effect --
   employee stock plans                                                                    8,244                              8,244

Amortization of deferred
   compensation (1)                                                                        1,662                              1,662

Cash dividends declared
   ($.095 per share)                                                                                              (1,997)    (1,997)

Net Income                                                                                                        25,171     25,171
====================================================================================================================================


                                                              1995 ANNUAL REPORT

ADVO, INC.

                                                                                                    Unrealized
                                                                                                  gains (losses)
                           Series A Convertible                                       Additional   on available-
(In thousands, except        Preferred stock       Common stock      Treasury stock     paid-in      for-sale     Retained   Total
 per share data)             Shares    Amount     Shares  Amount    Shares    Amount    capital     securities    earnings   equity
===================================================================================================================================
Balance --
   September 24, 1994            0         $0     24,393   $244    (3,521)  $(59,273)   $134,881       $0        $32,146   $107,998

Purchase of common
   stock for treasury                                                (238)    (4,260)                                        (4,260)


Grants of restricted stock                            11

Exercise of stock options                            179      2                            1,809                              1,811

Tax effect --
   employee stock plans                                                                      699                                699

Amortization of deferred
   compensation (1)                                                                        1,346                              1,346

Cash dividends declared
   ($.10 per share)                                                                                               (2,077)    (2,077)


Unrealized losses on
   available-for-sale
   securities                                                                                         (62)                      (62)


Net Income                                                                                                        24,951     24,951

Balance --
   September 30, 1995            0         $0     24,583   $246    (3,759)  $(63,533)   $138,735     $(62)       $55,020   $130,406
====================================================================================================================================


(1) Unamortized deferred compensation at September 30, 1995, September 24, 1994 and September 25, 1993 was $836,000, $1,991,000 and $2,726,000,
    respectively.

See accompanying Notes to Consolidated Financial Statements

                                                              1995 ANNUAL REPORT

ADVO, INC.

         Notes to Consolidated Financial Statements

NOTE 1  SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of ADVO and its subsidiaries. All significant intercompany transactions and balances among ADVO and its subsidiaries have been eliminated. Certain reclassifications have been made in the fiscal 1994 and 1993 financial statements to conform with the fiscal 1995 presentation. ADVO's fiscal closing date is the last Saturday in September. The fiscal year includes operations for a 53-week period in 1995 and a 52-week period in 1994 and 1993.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include highly liquid investment instruments with original maturities of three months or less. These investments are valued at cost, which approximates market.

AVAILABLE-FOR-SALE SECURITIES In May 1993 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company adopted the provisions of the new standard in the first quarter of fiscal 1995. In accordance with the Statement, prior period financial statements have not been restated.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's securities are classified as available-for-sale at September 30, 1995. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. At September 24, 1994, marketable securities were carried at cost which approximated market.

INVENTORIES Inventories, which consist of raw materials, finished goods and spare parts, are valued at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost. Depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the respective assets (ranging from 5 to 35 years) or over the terms of the related leases of the leasehold improvements.

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

NOTE 2  ACQUISITIONS

On August 19, 1993 a plan of merger was consummated between the Company and Marketing Force, Inc., ("MF" or "Marketing Force") a privately held in-store specialty marketing company located in Michigan through the exchange of 2,115,956 shares of ADVO Common Stock for all of the outstanding stock of MF. The merger was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements were restated to include the accounts and operations of MF for all periods presented. MF's fiscal year end and reported financial results were adjusted to conform to the financial presentation of the Company. There were no significant intercompany transactions or differences in accounting policies between the Company and MF. (See Note 3 to the consolidated financial statements.)

During the three year period ended September 30, 1995, the Company has also made certain acquisitions aimed at expanding its direct mail operations. These acquisitions have been accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired companies have been included in the consolidated statements of operations from their acquisition dates. The acquired assets have been recorded at their estimated fair values. These acquisitions did not have a material pro forma effect on operations for periods prior to the acquisition.

                                                              1995 ANNUAL REPORT

ADVO, INC.

The excess of the purchase price over the estimated fair values of net assets acquired of $5.3 million and $4.3 million, net of accumulated amortization is reflected in other assets at September 30, 1995 and September 24, 1994, respectively. Also included in other assets at September 30, 1995 and September 24, 1994 is $4.5 million and $7.6 million, respectively, of other intangible assets, net of accumulated amortization, which were acquired in the acquisitions. As of September 30, 1995 and September 24, 1994, accumulated amortization of goodwill and other intangibles was $5.4 million and $4.7 million, respectively.

NOTE 3  DISCONTINUED OPERATIONS

In September of 1995, the Company initiated a plan to sell its in-store marketing segment. As a result, the Company recorded an estimated loss on disposal of $1,432,000 ($931,000 net of tax) which consists of a provision for anticipated operating losses during the phase out period and other costs directly related to the sale. The Company anticipates the sale will be completed by early 1996 and anticipates no further significant gain or loss on the sale. However, the ultimate gain or loss is dependent on the actual timing of the disposition. The disposition is being treated as a discontinued operation and prior year consolidated statements of operations have been restated to reflect this treatment.

The results of the discontinued operations reflected in the consolidated statements of operations are as follows:

                                                  Year ended         Year ended        Year ended
                                                 September 30,      September 24,     September 25,
(In thousands)                                       1995               1994              1993
===================================================================================================
Net Revenues                                        $57,668            $55,168           $54,168
---------------------------------------------------------------------------------------------------
(Loss) income before
   income taxes                                     $(5,361)           $   944           $ 4,326
Provision (benefit) for
   income taxes                                      (1,839)               400             1,773
---------------------------------------------------------------------------------------------------
(Loss) income from
   discontinued operations                          $(3,522)           $   544           $ 2,553
===================================================================================================
Operating loss from
   October 1, 1995 to
   anticipated disposal date                        $(1,432)                --                --
Income tax benefit                                     (501)                --                --
---------------------------------------------------------------------------------------------------
Estimated loss on
   disposal of discontinued
   operations, net of tax                           $  (931)                --                --
===================================================================================================

The assets and liabilities of discontinued operations have been segregated in the September 30, 1995 consolidated balance sheet as current assets, non-current assets and current liabilities of discontinued operations. These amounts consist of the assets and liabilities associated with the operations to be sold, including the estimated loss on disposal of $1,432,000. The major components of the assets and liabilities of discontinued operations are as follows:

(In thousands)
==========================================================================================
Accounts receivable-net                                                            $13,342
Prepaid expenses and other current assets                                              608
------------------------------------------------------------------------------------------
      Current assets of discontinued operations                                    $13,950
==========================================================================================
Property, plant & equipment-net                                                    $ 7,033
Other non-current assets                                                               187
------------------------------------------------------------------------------------------
      Non-current assets of discontinued operations                                $ 7,220
==========================================================================================
Accounts payable                                                                   $ 2,794
Accrued compensation & benefits                                                      1,695
Customer advances                                                                    1,550
Other current liabilities                                                              647
Estimated loss on disposal                                                           1,432
------------------------------------------------------------------------------------------
      Current liabilities of discontinued operations                               $ 8,118
==========================================================================================

NOTE 4  AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at September 30, 1995:

                                                     Gross          Gross         Estimated
                                                   Unrealized     Unrealized        Fair
(In thousands)                           Cost        Gains         (Losses)         Value
===========================================================================================
U.S. Government
   Obligations                         $ 4,001        $ --          $ (11)        $ 3,990
Municipal Bonds                         17,211          11             (9)         17,213
U.S. Corp. Debt Securities               9,494          --            (86)          9,408
-------------------------------------------------------------------------------------------
Total securities                       $30,706        $ 11          $(106)        $30,611
===========================================================================================

All but approximately $1.8 million of the above securities mature within one year.

NOTE 5  ACCRUED COMPENSATION AND BENEFITS

The composition of accrued compensation and benefits is as follows:

                                                 September 30,     September 24,
(In thousands)                                       1995              1994
================================================================================
Compensation                                       $15,427            $18,839
Workers' compensation                                5,247              5,798
Employee withholdings and
   other benefits                                    4,808              3,484
--------------------------------------------------------------------------------
   Total                                           $25,482            $28,121
================================================================================

                                                              1995 ANNUAL REPORT

ADVO, INC.

NOTE 6  FINANCING ARRANGEMENTS

On May 24, 1995, the Company replaced its existing $25 million credit facility. The new Revolving Credit Agreement expires April 30, 2000 and provides up to $50 million of combined borrowing availability with a bank. Borrowings under the agreement may take the form of either a domestic loan or a Eurodollar loan, as defined in the agreement. The interest rate for such borrowings will be at least equal to the bank's base rate for the particular type of loan and will vary from the rate depending upon the borrowing period. The Company pays a commitment fee of one-eighth of one percent on the average daily balance of the unused portion of the commitment. The terms of the agreement include certain covenants which provide restrictions to the maintenance of net worth and include requirements to maintain certain financial ratios. At September 30, 1995, there are no borrowings under the Revolving Credit Agreement. The Company has outstanding letters of credit of approximately $5.9 million under separate agreements primarily related to its workers' compensation program.

NOTE 7  STOCKHOLDERS' EQUITY

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

On August 27, 1986, 2,301,780 warrants to purchase shares of ADVO common stock were issued to the Investors for $1,000,000 and are exercisable at any time through August 27, 1996. In the event the Company issues common stock or equivalents at a price below either current market price or the exercise price of the warrants, the number of shares issuable in exchange for the warrants and the warrant exercise price are subject to adjustment. At September 30, 1995, the exercise price is $2.71 per share and the number of common shares issuable upon exercise of the warrants is 2,656,827.

On March 5, 1993 a 5-for-4 stock split was effected in the form of a 25% stock dividend for the holders of Company Common Stock which resulted in the issuance of 4,009,499 shares of Common Stock. Where applicable share data have been restated to reflect the stock split.

The Company has a Shareholder Protection Rights Plan (the "Rights Plan") to protect shareholders from potential unfair hostile takeovers. Pursuant to the Rights Plan, common shareholders have one Right for each share of Common Stock held. The Rights become exercisable only in the event that any person acquires or commences a tender offer to acquire 20% or more of the Company's Common Stock, as defined.

At September 30, 1995 there are 5,359,035 shares of common stock reserved for issuance upon the exercise of stock options and the exercise of warrants.

NOTE 8  GAIN ON SALE OF INTEREST IN JOINT VENTURE

During the first quarter of fiscal 1995, the Company sold its 50% ownership in InfoBase Services to Acxiom Corporation and recognized a before tax gain on this transaction of $2.2 million ($1.4 million after tax or $.06 per share).

NOTE 9  POSTEMPLOYMENT BENEFITS

The Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS No. 112") in accounting for short-term disability benefits and severance and related medical benefits during the Company's first quarter of fiscal 1995. Under SFAS No. 112, the Company accrues these benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid. The Company previously recognized the cost of providing these benefits on a cash basis.

The cumulative effect of this change in accounting for postemployment benefits resulted in a one-time after-tax charge of $1.5 million or $.07 per share. The Company estimates that the ongoing annual effect of this accounting change will not be material to the Company's financial statements. As required by SFAS No. 112, prior year financial statements have not been restated to reflect the change in accounting principle.

                                                              1995 ANNUAL REPORT

ADVO, INC.

NOTE 10  BENEFIT PLANS

The Company has a savings plan for salaried employees which qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and a non-qualified savings plan for the commissioned sales staff. Both plans permit contributions by employees of up to 10% of their compensation. The Company matches up to 6% of employees' compensation, depending upon the level of employee contribution. The expense for matching contributions was $3,796,000, $3,590,000 and $3,025,000 for fiscal 1995, 1994 and 1993, respectively.

During fiscal 1994 the Company made certain amendments to its employee stock option plans with respect to options granted under the plans to make available reload options. The reload option feature allows for the exercise of options in "stock-for-stock" transactions enabling the employee to retain any further appreciation in the market value of shares traded in to pay the exercise price of the options and to satisfy tax withholding requirements. The expiration date of a reload option would be the same as that of the original option unless otherwise determined by the Company's Compensation Committee or Board of Directors. Reload options may be authorized with respect to options that are themselves granted as reload options.

The 1986 Stock Option Plan provides for the granting of non-qualified options for the purchase of up to 625,000 shares of common stock to key employees. The terms of the options may not exceed ten years, and the option prices shall not be less than the fair market value of the common stock on the date of grant. Options generally are exercisable 25% each year, cumulatively, beginning one year from date of grant. Certain grants also stipulate that the market price of the Company's common stock must reach certain levels before the options become exercisable in addition to the 25% per year time vesting provisions. These options will become exercisable for 90 days at six years from the grant date if the market price provision is not met. At September 30, 1995 there were 91,186 options exercisable and 12,488 options available for future grant under this plan. At September 24, 1994 there were 103,393 options exercisable and 13,988 options available for future grant under this plan.

                                                                   Option price
                                                     Shares          per share
================================================================================
Outstanding at September 26, 1992                   296,921       $   3.60-17.35
Exercised                                           (37,991)           3.60-8.10
--------------------------------------------------------------------------------
Outstanding at September 25, 1993                   258,930           4.20-17.35
Granted                                              64,761          17.63-18.75
Cancelled                                           (25,411)          4.60-18.63
Exercised                                          (122,725)          4.20-14.35
--------------------------------------------------------------------------------
Outstanding at September 24, 1994                   175,555           4.20-18.75
Granted                                              16,825          18.00-18.63
Cancelled                                            (1,500)               18.63
Exercised                                           (49,843)          4.20-18.63
--------------------------------------------------------------------------------
Outstanding at September 30, 1995                   141,037       $   7.10-18.75
================================================================================

The 1988 Stock Option Plan provides for the granting of non-qualified options for the purchase of up to 3,800,000 shares of common stock to key employees. The terms of the options may not exceed ten years, and the option prices shall not be less than the fair market value of the common stock on the date of the grant. Each option granted is exercisable at a specified rate each year, generally 25%, as determined by the Board of Directors at the date of grant. Certain grants also stipulate that the market price of the Company's common stock must reach certain levels before the options become exercisable in addition to the 25% per year time vesting provisions. These options will become exercisable for 90 days at six years from the grant date if the market price provision is not met. At September 30, 1995 there are 1,395,346 options exercisable and 163,192 options available for future grant under this plan. At September 24, 1994 there were 662,161 options exercisable and 181,185 options available for future grant under this plan.

                                                                   Option price
                                                     Shares          per share
================================================================================
Outstanding at September 26, 1992                   2,155,235     $   3.30-19.10
Granted                                               209,875        17.13-22.00
Cancelled                                              (6,250)             19.25
Exercised                                             (30,985)        4.80-13.80
--------------------------------------------------------------------------------
Outstanding at September 25, 1993                   2,327,875         3.30-22.00
Granted                                             1,228,099        15.75-18.63
Cancelled                                             (49,999)        4.80-21.30
Exercised                                          (1,330,376)        3.30-16.30
--------------------------------------------------------------------------------
Outstanding at September 24, 1994                   2,175,599         3.30-22.00
Granted                                               612,271        16.38-20.50
Cancelled                                             (64,207)        9.90-21.50
Exercised                                            (162,492)        4.80-18.63
--------------------------------------------------------------------------------
Outstanding at September 30, 1995                   2,561,171     $   3.30-22.00
================================================================================

                                                              1995 ANNUAL REPORT

ADVO, INC.

The 1986 Employee Restricted Stock Plan provides for the granting of up to 2,437,500 shares of common stock to executives who, with certain exceptions, are subject to specified periods of continuous employment (generally vesting one-third per year over three years). The market value of shares at the date of award in excess of cash consideration received is being amortized as compensation expense over the restriction period. These shares are votable by the holders, and the vesting period is determined by the Board of Directors at the date of the grant. The charge to operations in connection with the restricted stock was $1,288,000, $1,554,000, and $2,286,000 for the years ended September 30, 1995, September 24, 1994 and September 25, 1993, respectively. Unamortized deferred compensation is $811,000 at September 30, 1995. There are 41,754 shares available for future grant under this plan at September 30, 1995.

                                                                        Shares
================================================================================
Outstanding at September 26, 1992                                     2,298,955
Granted                                                                  55,000
Cancelled                                                               (12,709)
--------------------------------------------------------------------------------
Outstanding at September 25, 1993                                     2,341,246
Granted                                                                  44,000
--------------------------------------------------------------------------------
Outstanding at September 24, 1994                                     2,385,246
Granted                                                                  10,500
--------------------------------------------------------------------------------
Outstanding at September 30, 1995                                     2,395,746
================================================================================

The 1990 Non-employee Directors' Restricted Stock Plan provides for an aggregate maximum of up to 125,000 shares of common stock to be issued under stock awards. During fiscal 1995, no shares were awarded or canceled. Shares are vesting in installments over a period of two years. The market value of shares at the date of award is being charged to operations over the restriction period with $58,000, $108,000 and $64,000 charged for the fiscal years ended September 30, 1995, September 24, 1994 and September 25, 1993, respectively. Unamortized deferred directors' compensation is $25,000 at September 30, 1995. There are 97,500 shares available for future grant under this plan at September 30, 1995. During fiscal 1995, three directors were each granted 1,000 stock options. The options will become exercisable in equal annual installments over the next four years.

NOTE 11  RESTRUCTURING

During the fourth quarter of the fiscal year ended September 25, 1993, ADVO recorded a one-time restructuring charge to operations of $25.8 million. The charge consisted of three elements; the shutdown/relocation of several regional facilities aimed at repositioning their location in a more geographically strategic area; the reorganization of certain management groups to enhance the Company's cost containment initiatives as well as restructure the current management team; and the discontinuation of several Micromarketing initiatives that had proven unprofitable.

During fiscal 1995 and 1994 the Company recorded reductions of $7.2 million and $8.6 million, respectively, to the reserve in accordance with its plan of restructure. The fiscal 1995 and 1994 charges to the reserve included costs related to the shutdown and consolidation of the Indianapolis facility; severance and related costs for upgrades to the Company's sales management team and various other management groups; and the abandonment of certain nonprofitable Micromarketing programs. In addition, fiscal 1994 charges also included costs related to the downsizing of its former Atlantic Division office. During fiscal 1995, management reallocated approximately $9 million of the original restructuring charge from the regional facility relocation project to severance arrangements associated with the Company's ongoing initiative to centralize and streamline its operations, in connection with the reorganization of certain management groups and the restructuring of the current management team.

NOTE 12  INCOME TAXES

During fiscal 1994, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes". As permitted by Statement 109, the Company has elected not to restate prior years. The effect of the change was not material to the Company's results of operations or financial position.

The components of the provision for income taxes on continuing operations were as follows:

                                           Liability Method          Deferred Method

                                     Year ended       Year ended       Year ended
                                    September 30,    September 24,    September 25,
(In thousands)                          1995             1994             1993
====================================================================================
Federal:
   Current                              $12,910         $ 11,677         $9,513
   Deferred                               3,429              951         (8,748)
------------------------------------------------------------------------------------
   Total Federal                         16,339           12,628            765
------------------------------------------------------------------------------------

State:
   Current                                2,454            2,460          2,354
   Deferred                                 803              605         (2,136)
------------------------------------------------------------------------------------
   Total State                            3,257            3,065            218

Total Provision                         $19,596          $15,693        $   983
====================================================================================

                                                              1995 ANNUAL REPORT

ADVO, INC.

The Company's effective income tax rate for continuing operations differed from the Federal statutory rate for the following reasons:

                                           Year ended       Year ended        Year ended
                                          September 30,    September 24,    September 25,
                                              1995             1994             1993
=========================================================================================
Federal statutory rate                        35.0%            35.0%            34.0%
State income taxes,
   net of federal benefit                      4.1              4.9              3.8
Tax benefits related
   to Section 338 basis
   adjustment                                   --               --            (26.4)
Targeted jobs tax credit                       (.2)             (.2)            (1.9)
Other                                          (.1)             (.8)            16.5
-----------------------------------------------------------------------------------------
Effective income tax rate                     38.8%            38.9%            26.0%
=========================================================================================

Significant components of the Company's deferred tax assets and liabilities as required by FASB Statement No. 109 are as follows:

                                                  September 30,    September 24,
(In thousands)                                         1995             1994
================================================================================
Deferred Tax Assets:
   Reserve for restructure                           $ 4,001          $ 7,119
   Reserve for deferred compensation                   2,785            2,247
   Reserve for employee benefits                       4,246            3,838
   Other                                               2,996            4,941
--------------------------------------------------------------------------------
      Total deferred tax assets                       14,028           18,145
================================================================================
Deferred Tax Liabilities:
   Tax over book depreciation
   and amortization                                   (6,765)          (7,573)
--------------------------------------------------------------------------------
Net federal and state deferred assets                $ 7,263          $10,572
================================================================================

Deferred income taxes (benefits) in fiscal 1993 represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. Changes in deferred federal and state income taxes include the effects of:

                                                                    Year ended
                                                                  September 25,
(In thousands)                                                         1993
================================================================================
Amortization of deferred compensation                              $    (657)
Reserve for restructuring                                             (9,979)
Various accrued expenses                                                (248)
--------------------------------------------------------------------------------
                                                                   $ (10,884)
================================================================================

NOTE 13  COMMITMENTS AND CONTINGENCIES

ADVO leases property and equipment under noncancelable operating lease agreements which expire at various dates through 2005. The leases generally provide that the Company pay the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 30, 1995 under long term noncancelable operating leases are as follows:

(In thousands)
================================================================================
Fiscal year:
1996                                                                     $15,681
1997                                                                      11,896
1998                                                                       9,910
1999                                                                       7,842
2000                                                                       5,880
Thereafter                                                                14,165
--------------------------------------------------------------------------------
Total minimum lease payments                                             $65,374
================================================================================

Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 30, 1995, September 24, 1994 and September 25, 1993 was approximately $22,845,000, $24,947,000 and $24,487,000, respectively.

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

Outstanding commitments for capital expenditures at September 30, 1995 totaled $6.3 million.

NOTE 14  RELATED PARTY TRANSACTIONS

The Company invests in money market mutual funds and available-for-sale securities through an investment advisor, Warburg, Pincus Counsellors, Inc. ("Counsellors"). The general partner of Warburg, Pincus Capital Partners, L.P. ("Warburg") who is

                                                              1995 ANNUAL REPORT

ADVO, INC.

the Company's largest shareholder, owns a majority interest in Counsellors. Income earned on investments managed by Counsellors was $2,757,000, $1,885,000 and $1,932,000 in fiscal 1995, 1994 and 1993, respectively. At September 30, 1995 and September 24, 1994, $43,516,000 and $42,283,000, respectively, were being managed by Counsellors. Two Directors of the Company are officers of Warburg and another Director is a Director of the various Counsellors managed mutual funds.

NOTE 15  RECENT ACCOUNTING PRONOUNCEMENTS

In March of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The long-lived assets covered by the Statement include plant and equipment, certain identifiable intangibles and goodwill. Under Statement 121, the Company is not required to actively search for impairments of assets that are employed in the business. A review is necessary only when events indicate that an impairment may exist. The Statement will be adopted by the Company in fiscal 1997. The Company expects that there will not be a material impact to the Company's consolidated financial position or results of operations as a result of the adoption.

In October of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The Statement establishes the financial accounting and reporting standards for stock based compensation plans, including stock purchase plans, stock options and restricted stock. These plans allow for certain associates to receive shares of the Company's stock. The Statement requires that these transactions be accounted for based on the fair value of the consideration received, or continue to be accounted for based on the method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company will adopt this Statement in fiscal 1997 and plans to continue accounting for these transactions in accordance with APB 25, however proforma disclosures of net income and earnings per share, using the fair value based method described in Statement No. 123 will be disclosed in fiscal 1997.

NOTE 16  QUARTERLY FINANCIAL DATA (UNAUDITED)

(In millions, except per share data)

Fiscal year ended                               First        Second         Third        Fourth
September 30, 1995 (1)                         Quarter      Quarter        Quarter      Quarter
===============================================================================================
Revenues                                       $248.1        $239.6        $256.7        $267.5
Gross profit                                     65.7          55.8          63.8          62.4
Operating income                                 16.2           4.8          15.4          12.1
Income before cumulative
   effect of accounting change                   10.2           2.8           9.2           4.3
Net income                                        8.7           2.8           9.2           4.3
Earnings per share: (2)
   Before cumulative effect
      of accounting change                        .44           .12           .39           .18
   Net income                                     .37           .12           .39           .18
Common stock price
   High                                        18 3/4        19 1/4        21 7/8        23 3/4
   Low                                         15 1/4        16 1/2        17 3/4        16 5/8
===============================================================================================
Fiscal year ended                               First        Second         Third        Fourth
September 24, 1994 (1)                         Quarter      Quarter        Quarter      Quarter
===============================================================================================
Revenues                                       $231.1        $217.1        $241.1        $231.0
Gross profit                                     58.5          52.9          67.5          62.2
Operating income                                 10.0           3.7          14.6          11.4
Net income                                        7.3           2.4           8.9           6.6
Earnings per share: (2)
   Net income                                     .29           .10           .38           .28
Common stock price
   High                                        17 1/2            20        18 1/2        18 3/4
   Low                                         14 1/4        16 3/4        15 7/8            15
===============================================================================================

(1) Quarterly data has been restated to exclude the results of the in-store marketing segment from revenues, gross profit, and operating income, as a result of the Company's plan to sell this segment. (See Note 3 to the consolidated financial statements.) In addition, certain reclassifications have been made to the first and second quarter of 1995 and all of the fiscal 1994 data to conform with the fiscal 1995 year end presentation.

(2) Both primary and fully diluted.

                                                              1995 ANNUAL REPORT

ADVO, INC.

         Report of Independent Auditors / Financial Responsibility

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF ADVO, INC.

We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 30, 1995 and September 24, 1994, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 30, 1995 and September 24, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.


/s/ Ernst & Young

Hartford, Connecticut
October 24, 1995


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


/s/ Robert Kamerschen

Robert Kamerschen
Chairman and Chief Executive Officer


/s/ Lowell W. Robinson

Lowell W. Robinson
Executive Vice President and
Chief Financial Officer


/s/ Robert S. Hirst

Robert S. Hirst
Vice President and Controller

October 24, 1995

36