Form 10-K, Exhibit 13
period 1996-09-28
ADVO INC
filed 1996-12-18
CIK 801622

                              FINANCIAL CONTENTS


         Selected Financial Data 20 Financial Report 21 Consolidated Statements of Operations 25 Consolidated Balance Sheets 26 Consolidated Statements of Cash Flows 27 Consolidated Statements of Changes in Stockholders' Equity/(Deficiency) 28 Notes to Consolidated Financial Statements 30 Report of Independent Auditors 38 Financial Responsibility 38 Corporate Information 39






                                   NINETEEN

                       [LOGO OF ADVO, INC. APPEARS HERE]
                            Selected Financial Data

                                                     Year ended       Year ended      Year ended      Year ended      Year ended
                                                    September 28,    September 30,   September 24,   September 25,   September 26,
(In millions, except per share data)                    1996             1995            1994            1993            1992
----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                                              $986.2         $1,011.9          $920.3          $856.6          $787.6
Operating income                                        27.5(1)          48.5            39.7             2.3(2)         28.6
Income from continuing operations                       11.3             30.9            24.6             2.8            20.5
Net income                                               3.1             25.0            25.2             5.4            22.5
Earnings per share from
 continuing operations                                   .47             1.33            1.03             .11             .81
Net earnings per share                                   .13             1.07(3)         1.05             .21             .89
Cash dividends declared per share                     10.025(4)           .10            .095             .06              --

Weighted average common and
 common equivalent shares                               24.1             23.3            23.9            25.4            25.3

                                                    September 28,    September 30,   September 24,   September 25,   September 26,
(In millions, except per share data)                    1996             1995            1994            1993            1992
----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Cash, cash equivalents
 and marketable securities                            $ 13.3           $ 54.5          $ 71.1          $ 71.4          $ 65.7
Total assets                                           185.1            234.2           225.7           226.5           201.1
Long-term debt                                         161.1               --              --              --              .2
Preferred stock (5)                                       --               --              --              --            13.1
Stockholders' equity/(deficiency)                      (85.2)           130.4           108.0           118.3           112.7
Book value per share                                   (3.54)            6.26            5.17            5.32            5.08


(1) Reflects nonrecurring charges of $12.1 million in fiscal 1996. (See Note 12 to the consolidated financial statements).

(2) Reflects a one-time restructuring charge to operations of $25.8 million in fiscal 1993.

(3) Reflects a charge for cumulative effect of accounting change of $1.5 million, net of tax, or $.07 per share in fiscal 1995. (See Note 10 to the consolidated financial statements).

(4) Reflects a special $10 per share dividend declared in January of 1996. (See
    Note 8 to the consolidated financial statements).

(5) All outstanding preferred shares were converted to ADVO Common Stock in February 1993.



                                  T W E N T Y

                       [LOGO OF ADVO, INC. APPEARS HERE]
                               Financial Report


This section should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto. Except for the historical information stated herein, the matters discussed in this Financial Report contain forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements are accompanied by cautionary factors which would cause the Company's actual results to differ materially from those in the forward looking statements. The cautionary factors presented should not be construed as exhaustive.

Basis of Presentation
In fiscal year 1995 the Company announced its plan to sell Marketing Force, its in-store marketing segment. The sale of substantially all of the net assets of this segment was completed on March 1, 1996. (See Note 3 to the consolidated financial statements.) The Company's results of operations have been presented for the periods ended September 28, 1996, September 30, 1995 and September 24, 1994 to separately reflect continuing and discontinued operations in the consolidated statements of operations and cash flows. The consolidated balance sheet as of September 30, 1995 reflects the assets and liabilities of the discontinued operation under separate captions. In addition, the results of operations discussed in this Financial Report exclude the revenues, cost of sales, selling, and general and administrative costs of the discontinued segment.

Financial Overview
In fiscal 1996, the Company experienced a confluence of external and internal events that impacted its performance. Externally, the postal rate increase on January 1, 1995 combined with an increase in paper costs continued to cause significant cost/price pressure, which resulted in both increased cancellations and reductions in the average weight of pieces mailed during the first three quarters of fiscal 1996. At the beginning of the fourth quarter of fiscal 1996, the Postal Rate Commission announced the implementation of an Enhanced Carrier-Route subclass for third-class mail. This subclass recognizes the price sensitivity and lower postal processing costs for efficient mailers like the Company. Since postage costs represent a significant portion of cost of sales to the Company, these cost structure changes began to have a positive impact to the Company in the fourth quarter of fiscal 1996 and are expected to continue to favorably affect postage expense in fiscal 1997. In addition, a decline in paper prices also began to have a favorable impact to the Company during the fourth quarter of fiscal 1996.

From an internal perspective, the Company continued its reengineering initiative which has eliminated over 400 positions through September 28, 1996. The Company was reorganized along process lines, which created a more centralized structure. These changes favorably impacted selling, general and administrative costs in fiscal 1996 and are expected to continue to positively affect fiscal 1997.

The Company also divested two non-core subsidiaries during fiscal 1996. MidCoast Press, the commercial web offset printer, was sold during the first quarter of fiscal 1996 and, as a result, the Company recorded a before tax gain of $2.7 million. Marketing Force, the in-store promotion and merchandising subsidiary purchased in 1993, was sold during the second quarter of fiscal 1996 and the Company recorded a loss of $8.2 million (net of tax) on the disposal of this discontinued operation.

In addition, the Company retained Goldman Sachs and embarked on a "strategic alternatives" process in September 1995, which culminated in the Board of Directors declaration of a special cash dividend (the"Special Dividend") of $10 per share of common stock. This Special Dividend enabled all of the Company's shareholders to realize in cash a significant portion of the current value of their shares, while at the same time allowing them to retain their ownership interest in the Company and participate in future growth. In order to finance the Special Dividend, transaction expenses and related recapitalization costs, the Company entered into a credit agreement (the "Agreement") with a syndicate of lenders. The Agreement provides for total credit facilities of $250 million. In conjunction with the Special Dividend, the Company recorded nonrecurring charges of $12.1 million. These charges related to equitable adjustments made to outstanding employee stock options, legal fees, and various other fees associated with the Special Dividend and the Company's exploration of strategic alternatives. In the following table, reported results have been adjusted for the Special Dividend related charges in order to provide a more normalized review of fiscal 1996 results.

---------------------------------------------------------------------------------------------------------------------
Operating Results:
Comparative Analysis                     Reported       Adjustment       Adjusted
                                        Year ended     ------------     Year ended       Year ended      Year ended
                                       September 28,   Nonrecurring    September 28,    September 30,    September 24,
(In millions, except per share data)       1996          Charges           1996             1995             1994
---------------------------------------------------------------------------------------------------------------------
Net revenues                             $986.2                          $986.2         $1,011.9           $920.3
Gross profit                              224.7                           224.7            247.7            241.1
Operating income                           27.5          $12.1             39.6             48.5             39.7
Income from continuing operations          11.3            7.4             18.7             30.9             24.6
Earnings per share from continuing
 operations                                 .47            .31              .78             1.33             1.03
---------------------------------------------------------------------------------------------------------------------

                              T W E N T Y   O N E

                       [LOGO OF ADVO, INC. APPEARS HERE]



Fiscal 1996 Compared to Fiscal 1995
Continuing Operations

Revenues Revenues from continuing operations for fiscal 1996 of $986.2 million decreased 2.5% or $25.7 million over fiscal 1995. The revenue decline during the year was caused by decreases in volume and price, as well as shifts in product weight and mix, which were a direct result of higher postage and paper costs that resulted in increased mailing costs to our clients. The price deterioration was primarily caused by a decrease in shared mail product weights, which was the result of a continued reduction in advertising pages mailed by the Company's larger preprint customers. Pieces per package for the year decreased to 7.84 in fiscal 1996 from 7.88 in fiscal 1995. Packages mailed were 3,196.9 million during fiscal 1996 versus 3,240.1 million during the prior year. The decrease was primarily due to a loss of our second in home date in Chicago and Texas.

Operating Expenses Cost of sales as a percentage of revenue increased from 75.5% in fiscal 1995 to 77.2% in fiscal 1996. The increase was due to the volume declines in pieces per package and piece weight declines which affected postage absorption and hence increased cost of sales as a percentage of revenue. These volume and piece weight declines were primarily caused by client reactions to the pass through of higher paper and postage. Cost of sales, in absolute terms, decreased $2.7 million. This decline was attributable to lower postage expense due to fewer mailings made by the Company as evidenced by the reduction in pieces per package and shared mail package distribution and also the implementation of lower postal rates which commenced on July 1, 1996. These declines were somewhat offset by higher postal rates which occurred during the first quarter of the fiscal year when compared with the same quarter of fiscal 1995. As a result of the lower volume, print and paper expenditures decreased $1.6 million which also contributed to the decline in cost of sales.

Selling expense, including the provision for bad debts, increased 1.6% over fiscal 1995 to $131.1 million in fiscal 1996. Selling expense as a percentage of revenue increased to 13.3% in the current year from 12.7% in the prior year. The increase in selling expense resulted from the transition to the Company's new sales margin based compensation system and the Company's realignment of the regional general manager function into a role with more of an emphasis on sales.

As a percentage of revenues, general and administrative costs were 5.7% for year ended 1996 versus 7.2% for year ended 1995. General and administrative costs decreased $15.8 million or 21.8% in fiscal 1996 over fiscal 1995. The significant reduction in general and administrative expenses is the direct result of the Company's ongoing reengineering program to streamline and improve efficiencies in its processes, operations, and systems; the realignment of its administrative functions; and strict cost controls implemented during the current fiscal year. As a result of the reengineering effort, headcount has been reduced by 440 associates in all areas of the Company since June of 1995, which was the start of the reengineering program.

Gain on Sale of Business Lines During the first quarter of fiscal 1996, the Company recognized a pretax gain of $2.7 million ($1.7 million after tax or $.07 per share) on the sale of its MidCoast Press operation, a commercial web offset printer. In the first quarter of the previous year, the Company recognized a $2.2 million pretax gain ($1.4 million after tax, or $.06 per share) on the sale of its 50 percent ownership in InfoBase Services, a data base joint venture.

Operating Income As a result of the aforementioned, the Company reported a $8.9 million decrease in operating income (excluding nonrecurring charges) to $39.6 million when comparing fiscal 1996 to fiscal 1995.

Interest Income Interest income results primarily from the investment of excess cash. Interest income was $1.3 million in fiscal 1996 versus $2.8 million in fiscal 1995. The $1.5 million decrease was due to the liquidation of the available-for-sale securities in connection with payment of the Special Dividend.

Interest Expense The Company obtained credit facilities totaling $250 million during the second quarter of fiscal 1996 in connection with the payment of the Special Dividend. Interest expense and commitment fees related to the debt totaled $9.7 million ($5.9 million after tax or $.24 per share) for the year ended September 28, 1996.

Income Taxes The effective tax rate was approximately 39% for the Company's continuing operations in both fiscal 1996 and fiscal 1995.

Earnings per Share Earnings per share from continuing operations decreased to $.47 in fiscal 1996 from $1.33 in fiscal 1995. Earnings per share for fiscal 1996 was negatively impacted by the transactions associated with the Special Dividend and the interest expense. Adjusting for both the nonrecurring charges and interest expense, earnings per share from continuing operations would have been $1.02 in fiscal 1996 versus $1.33 in fiscal 1995.

Fiscal 1995 Compared to Fiscal 1994
Continuing Operations

Revenues Fiscal 1995 revenues from continuing operations increased $91.6 million over fiscal 1994. Price and volume growth contributed to the 10.0% increase in revenues. The volume growth was achieved through increased shared mail packages delivered, which grew 2.9% to 3.2 billion packages, and shared mail piece distribution which increased 5.3% over the comparable period of

                              T W E N T Y   T W O

                       [LOGO OF ADVO, INC. APPEARS HERE]
a year earlier to 25.5 billion pieces. For fiscal 1995, the key indicator of average shared mail pieces per package increased from 7.69 pieces per package to 7.88, representing a 2.4% growth over the prior year. The pricing gains were primarily the result of the 14% increase in postal rates instituted on January 1, 1995 and the approximate 35% increase in paper costs experienced throughout the year.

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

Gain on Sale of Interest in Joint Venture During the first quarter of fiscal 1995, the Company sold its 50% ownership in InfoBase Services and recognized a before tax gain on this transaction of $2.2 million ($1.4 million after tax or $.06 per share).

Operating Income As a result of the aforementioned, the Company reported a $8.8 million increase in operating income to $48.5 million compared to $39.7 million in fiscal 1994, a 22.3% improvement.

Interest Income Interest income results primarily from the investment of excess cash and amounted to $2.8 million in fiscal 1995 versus $1.9 million in fiscal 1994. The increase was primarily due to the general increase in interest rates.

Income Taxes The Company's effective tax rate for continuing operations for both fiscal 1995 and fiscal 1994 was approximately 39%.

Earnings per Share Earnings per share from continuing operations increased to $1.33 per share in fiscal 1995 from $1.03 per share in fiscal 1994 primarily related to the improved operating results.

Cumulative Effect of Accounting Change During the first quarter of fiscal 1995 the Company adopted Statements of Financial Accounting Standards No. 112 ("SFAS No. 112"), "Employers' Accounting for Postemployment Benefits" and No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The cumulative effect of adopting SFAS No. 112 was an after tax charge of $1.5 million or $.07 per share.

Financial Position
Overview The declaration and payment of the Special Dividend to shareholders of record on February 20, 1996 had a major effect on the Company's financial position. The Special Dividend totaled approximately $240 million and was paid on March 5, 1996. It was financed mainly through borrowings of $195 million from the Company's new $250 million credit facility (the "Debt"), the liquidation (net of purchases) of available-for-sale securities (the "Securities Liquidation") of $30.9 million, and available cash on hand.

Working Capital Working capital decreased from $58.9 million in fiscal 1995 to $1.9 million in fiscal 1996. Liquidity requirements to pay the Special Dividend, such as the Securities Liquidation, the current portion of the Debt, and use of cash on hand accounted for the decrease in working capital year over year.

Property, Plant and Equipment Capital expenditures totaled $17.7 million for the year ended September 28, 1996. The majority of the capital additions were for the upgrade and enhancement of the Company's technology in the areas of production equipment and computer software and hardware. At two of the Company's production facilities, a new computerized mail sorter is being utilized and developed, which the Company expects to increase the rate of production for packages and achieve greater flexibility and efficiency in targeting specific groups. In the area of computer technology, the Company began purchasing laptop computers for its sales force. The laptops are expected to allow the sales force more time to focus on customer service, as opposed to administrative tasks. The Company also began developing new financial and operational systems intended to improve operating efficiency and reduce overhead. Cash provided from operating activities has been sufficient to cover the financing of these capital expenditures and is expected to cover future expenditures.

The Company plans to continue with the programs discussed above. Capital additions in fiscal 1997 are expected to be approximately $27 million.

Stockholders' Equity Stockholders' equity decreased $215.6 million from September 30, 1995 to a net deficiency of $85.2 million at September 28, 1996. The decrease was primarily the

                            T W E N T Y   T H R E E

                       [LOGO OF ADVO, INC. APPEARS HERE]



result of the Special Dividend totaling approximately $240 million. Offsetting this to a degree was $8.8 million related to the option repricing and the cashless exercises connected with the Special Dividend; $7.2 million related to the exercise by Warburg Pincus Capital Partners, L.P. of their warrant to obtain
2.7 million shares of ADVO common stock; $5.4 million from employee stock plan activity and the related tax benefits; and year to date net income of $3.1 million.

Liquidity The Company continues to rely on funds generated from continuing operating activities as its primary operational source of liquidity. In addition, the Company has unused credit commitments of $80 million which may be used to fund working capital. Cash flows generated from operating activities increased $21.6 million to $35.6 million in fiscal 1996. The increase year over year is mainly due to the increases in accounts payable and other accrued liabilities resulting from the timing of payments to the Company's vendors and consulting contracts related to systems development and technical support. In addition, the year to year increase in accounts receivable and its impact on cash flows from continuing operations was lower in fiscal year 1996 versus fiscal year 1995, primarily due to a greater focus on account collections.

Cash and cash equivalents at September 28, 1996 declined $10.5 million from the prior year. The payment of the Special Dividend was the primary cause of the decrease. On July 16, 1996, the Company entered into a ten year agreement with Integrated Systems Solutions Corporation (d/b/a ISSC) to provide systems development and technical support to the Company. These services were formerly provided by internal sources. The contract allows for cancellation after the completion of the third year, subject to termination charges ranging between $3.1 million and $.5 million depending on the year in which the cancellation becomes effective. Fiscal 1997 fees related to the contract are expected to total approximately $15 million. The Company anticipates funding these costs through continuing operations.

Financing Arrangements On March 4, 1996, the Company entered into a credit agreement (the "Agreement") with a syndicate of lenders. The credit was obtained to finance the Special Dividend and may be used to fund ongoing working capital and capital expenditure requirements.

The Agreement provides for total credit facilities of $250 million, consisting of $155 million in term loans and a $95 million reducing revolving line of credit. At September 28, 1996 there was $168.4 million of debt outstanding. During October of 1996, the Company subsequently reborrowed an additional $5 million under the revolving line of credit.

The Debt bears interest at either the London Interbank Offered Rate ("LIBOR") or at the bank's "base rate", whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios) ranging from 1.50% to 3.00% on the LIBOR rate and .25% to 1.75% on the base rate. Interest is payable quarterly or at the maturity of the LIBOR contract whichever is shorter. The Company also pays fees on the unused commitments. At September 28, 1996 available commitments totaled $80 million.

The Company is required to maintain certain financial ratios under the Agreement. In addition, the Agreement also places restrictions on disposal of assets, mergers and acquisitions, dividend payments, investments and additional debt. The Company was in compliance with all applicable covenants as of September 28, 1996.

In connection with the Agreement, the Company is required to maintain Interest Rate Protection Agreements to protect against three month LIBOR rates exceeding 9.0% per annum as to a notional principal amount equal to $100 million. The Company entered into two separate two year Interest Rate Collar Agreements to hedge notional amounts totaling $150 million. The cap rate ranges from 7.39% to 8.0% with the floor rate ranging from 5.0% to 5.5%.

The total fiscal 1997 maturities of long-term debt of $7.2 million are expected to be paid through funds generated from ongoing operations. In addition, during the first quarter of fiscal 1997, the Company must also remit to the bank 60% of its "Excess Cash Flow", as defined by the Agreement. This yields an additional $11 million pay down of the term loans. The Company expects to fund this pay down through use of its available long-term revolving line of credit commitments. The Company anticipates it will be able to meet its long-term debt obligations through funds generated from continuing operations.

Forward Looking Statements The forward looking statements contained in this filing are subject to many uncertainties in the Company's operations and business environment. Examples of such uncertainties include changes in customer demand; postal and paper prices; the realization of benefits associated with the Company's reengineering initiative; possible governmental regulation or legislation affecting aspects of the Company's business; the risk of damage to the Company's data centers and telecommunication lines; the amount of pricing concessions the Company will pass through to customers in connection with the postal reclassification; and other general economic factors.



                             T W E N T Y   F O U R

                                  ADVO, INC.
                     Consolidated Statements of Operations

                                                                   Year ended              Year ended            Year ended
                                                                   September 28,          September 30,         September 24,
(In thousands, except per share data)                                  1996                   1995                  1994
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                                            $ 986,162              $1,011,904            $ 920,325
Costs and expenses:
  Cost of sales                                                       761,506                 764,198              679,258
  Selling, general and administrative                                 184,084                 198,496              198,113
  Nonrecurring charges                                                 12,082                      --                   --
  Provision for bad debts                                               3,701                   2,953                3,304
  Gain on sale of business lines                                       (2,687)                 (2,243)                  --
                                                                    ------------------------------------------------------
Operating income                                                       27,476                  48,500               39,650
Interest income (1)                                                     1,285                   2,817                1,936
Interest expense                                                        9,669                      --                   --
Other expense                                                             556                     772                1,266
                                                                    ------------------------------------------------------
Income before income taxes                                             18,536                  50,545               40,320
Provision for income taxes                                              7,229                  19,596               15,693
                                                                    ------------------------------------------------------
Income from continuing operations                                      11,307                  30,949               24,627
                                                                    ------------------------------------------------------
Discontinued operations:
  (Loss) income from discontinued operations, net of tax                   --                  (3,522)                 544
  Loss on disposal of discontinued operations, net of tax              (8,199)                   (931)                  --
                                                                    ------------------------------------------------------
Income before cumulative effect of accounting change                    3,108                  26,496               25,171

Cumulative effect of change in accounting for
  postemployment benefits, net of tax                                      --                  (1,545)                  --
                                                                    ------------------------------------------------------

Net income                                                          $   3,108              $   24,951            $  25,171
                                                                   --------------------------------------------------------
Earnings per share:
  Earnings from continuing operations                               $     .47              $     1.33            $    1.03
  Discontinued operations:
    (Loss) income from discontinued operations, net of tax                 --                    (.15)                 .02
    Loss on disposal of discontinued operations, net of tax              (.34)                   (.04)                  --
  Cumulative effect of change in accounting for postemployment
    benefits, net of tax                                                   --                    (.07)                  --
                                                                    ------------------------------------------------------
    Net earnings per share                                          $     .13              $     1.07            $    1.05
                                                                    ------------------------------------------------------
Dividends declared per share                                        $  10.025              $      .10            $    .095
                                                                    ------------------------------------------------------

Weighted average common and common equivalent shares                   24,126                  23,286               23,886
---------------------------------------------------------------------------------------------------------------------------

(1) Includes interest income from related party of $1,219,000, $2,757,000 and $1,885,000 in fiscal 1996,1995 and 1994, respectively.

See accompanying Notes to Consolidated Financial Statements



                            T W E N T Y    F I V E

                                  ADVO, INC.
                          Consolidated Balance Sheets

                                                                                   September 28,         September 30,
(In thousands, except share data)                                                        1996                  1995
-----------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents (1)                                                     $  13,303             $  23,849
  Available-for-sale securities - related party                                            --                30,611
  Accounts receivable, less allowances of $4,226 in 1996 and $3,418 in 1995            62,668                61,089
  Inventories                                                                           7,518                 8,742
  Prepaid expenses and other current assets                                             4,512                 4,369
  Deferred income taxes                                                                15,839                13,049
  Current assets of discontinued operations                                                --                13,950
-------------------------------------------------------------------------------------------------------------------
    Total Current Assets                                                              103,840               155,659
Property, plant and equipment:
  Land, building and building improvements                                              7,623                 6,744
  Machinery and equipment                                                             122,392               108,538
  Leasehold improvements                                                               12,014                13,579
-------------------------------------------------------------------------------------------------------------------
                                                                                      142,029               128,861
  Accumulated depreciation and amortization                                           (77,854)              (68,385)
-------------------------------------------------------------------------------------------------------------------
     Net property, plant and equipment                                                 64,175                60,476
Other assets                                                                           17,111                10,848
Non-current assets of discontinued operations                                              --                 7,220
-------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                   $ 185,126              $234,203
-------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity/(Deficiency)
Current liabilities:
  Current portion of long-term debt                                                 $   7,225              $     --
  Accounts payable                                                                     37,868                24,556
  Accrued compensation and benefits                                                    22,892                25,482
  Customer advances                                                                     5,960                10,309
  Federal and state income taxes payable                                                5,877                 4,364
  Restructure reserve                                                                   1,718                 9,015
  Accrued other expenses                                                               20,431                14,951
  Current liabilities of discontinued operations                                           --                 8,118
-------------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                         101,971                96,795
Long-term debt                                                                        161,125                    --
Deferred income taxes                                                                   6,618                 5,786
Other liabilities                                                                         617                 1,216

Stockholders' equity/(deficiency):
   Series A Convertible Preferred Stock, $.01 par value
   (Authorized 5,000,000 shares, none issued)                                              --                    --
   Common Stock, $.01 par value (Authorized 40,000,000 shares,
     Issued 27,900,756 in 1996 and 24,583,092 in 1995)                                    279                   246
   Additional paid-in capital                                                         160,704               138,735
   Unrealized losses on available-for-sale securities, net of tax                          --                   (62)
   Accumulated (deficit) earnings                                                    (181,914)               55,020
   Less shares of common stock held in treasury at cost,
      3,804,363 in 1996 and 3,759,449 in 1995                                         (64,274)              (63,533)
-------------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity/(Deficiency)                                         (85,205)              130,406
-------------------------------------------------------------------------------------------------------------------
      Total Liabilities and Stockholders' Equity/(Deficiency)                       $ 185,126             $ 234,203
--------------------------------------------------------------------------------------------------------------------

(1) Includes cash and cash equivalents invested with related party of $5,362,000 at September 28, 1996 and $12,905,000 at September 30, 1995.

See accompanying Notes to Consolidated Financial Statements



                             T W E N T Y    S I X

                                  ADVO, INC.
                     Consolidated Statements of Cash Flows

                                                                             Year ended          Year ended          Year ended
                                                                            September 28,       September 30,       September 24,
(In thousands)                                                                  1996                1995                1994
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing operating activities:
   Net income                                                                 $   3,108           $ 24,951            $ 25,171
   Less: (Loss) income from discontinued operations                              (8,199)            (4,453)                544
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations (includes accounting change)                   11,307             29,404              24,627
Adjustments to reconcile net income to
  net cash flows from continuing operating activities:
   Cumulative effect of change in accounting
     for post-employment benefits                                                    --              1,545                  --
   Cashless option exercises and option repricing                                 8,747                 --                  --
   Depreciation and amortization                                                 15,170             14,331              13,617
   Deferred income taxes                                                         (2,275)             4,232               1,556
   Provision for bad debts                                                        3,701              2,953               3,304
   Gain on sale of business lines                                                (2,687)            (2,243)                 --
   Other                                                                              1                361                 997

Change in operating assets and liabilities, net of effects of acquisitions:
   Accounts receivable                                                           (5,280)           (16,188)             (4,237)
   Inventories                                                                      470             (3,533)              1,483
   Prepaid expenses and other current assets                                        539                131                 413
   Other assets                                                                     332                458                (395)
   Accounts payable                                                              13,401               (157)              2,849
   Accrued compensation and benefits                                             (2,815)            (2,232)              4,836
   Customer advances                                                             (4,350)            (2,890)              1,635
   Federal and state income taxes payable                                         1,513                205              (1,292)
   Other current liabilities                                                      5,741             (4,915)              5,704
   Restructure reserve                                                           (7,820)            (7,230)             (7,617)
   Other liabilities                                                                (76)              (222)                 20
------------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by continuing operating activities                          35,619             14,010              47,500
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing investing activities:
 Proceeds from sale of business lines                                               742              9,000                  --
 Acquisitions, net of cash acquired                                                  --             (2,448)               (546)
 Expenditures for property, plant and equipment                                 (17,679)           (20,315)            (10,357)
 Proceeds from disposals of property and equipment                                   10                 11                  85
 Available-for-sale securities - purchases                                      (49,604)           (55,899)            (47,388)
 Available-for-sale securities - sales and maturities                            80,482             56,355              35,874
------------------------------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by continuing investing activities                   13,951            (13,296)            (22,332)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing financing activities:
  Proceeds from long-term borrowings - term loans                               155,000                 --                  --
  Payments on long-term borrowings - term loans                                  (1,650)                --                  --
  Revolving line of credit - net                                                 15,000                 --                  --
  Payment of debt issue costs                                                    (5,458)                --                  --
  Proceeds from exercise of warrants                                              7,200                 --                  --
  Tax effect - employee stock plans                                               2,973                699               8,244
  Proceeds from exercise of stock options                                         2,473              1,811                 832
  Purchases of common stock for treasury                                           (741)            (4,260)            (44,173)
  Cash dividends paid                                                          (240,561)            (2,078)             (1,920)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash used in continuing financing activities                         (65,764)            (3,828)            (37,017)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by discontinued operations                        5,648            (12,785)                517
------------------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                           (10,546)           (15,899)            (11,332)
Cash and cash equivalents at beginning of year                                   23,849             39,748              51,080
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $  13,303           $ 23,849            $ 39,748
-------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements


                           T W E N T Y    S E V E N

                                  ADVO, INC.
    Consolidated Statements of Changes in Stockholders' Equity/(Deficiency)

                                                                                             Unrealized
                                                                                            gains (losses)
                                                                                Additional   on available- Accumulated     Total
                                      Common stock          Treasury stock       paid-in       for-sale     earnings       equity
                                    Shares    Amount      Shares      Amount     capital      securities    (deficit)   (deficiency)
(In thousands,
except per share data)
------------------------------------------------------------------------------------------------------------------------------------

Balance --
   September 25, 1993               23,235     $232      (1,016)    $(15,245)    $124,299         $0         $8,972       $118,258

Purchase of common
   stock for treasury                                    (2,514)     (44,173)                                              (44,173)

Grants of restricted stock              44        1           9          145         (145)                                       1

Exercise of stock options            1,114       11                                   821                                      832

Tax effect --
   employee stock plans                                                             8,244                                    8,244

Amortization of deferred
   compensation (1)                                                                 1,662                                    1,662

Cash dividends declared
   ($.095 per share)                                                                                         (1,997)        (1,997)

Net Income                                                                                                   25,171         25,171
-----------------------------------------------------------------------------------------------------------------------------------

Balance --
   September 24, 1994               24,393     $244      (3,521)    $(59,273)    $134,881         $0        $32,146       $107,998

Purchase of common
   stock for treasury                                      (238)      (4,260)                                               (4,260)

Grants of restricted stock              11

Exercise of stock options              179        2                                 1,809                                    1,811

Tax effect --
   employee stock plans                                                               699                                      699

Amortization of deferred
   compensation (1)                                                                 1,346                                    1,346

Cash dividends declared
   ($.10 per share)                                                                                          (2,077)        (2,077)

Unrealized losses on
   available-for-sale
   securities                                                                                    (62)                          (62)

Net Income                                                                                                   24,951         24,951
-----------------------------------------------------------------------------------------------------------------------------------


                           T W E N T Y    E I G H T

                                  ADVO, INC.

                                                                                              Unrealized
                                                                                            gains (losses)
                                                                                Additional   on available-  Accumulated     Total
(In thousands,                        Common stock          Treasury stock       paid-in       for-sale      earnings       equity
except per share data)              Shares    Amount      Shares      Amount     capital      securities     (deficit)  (deficiency)

------------------------------------------------------------------------------------------------------------------------------------

Balance --
  September 30, 1995                 24,583    $246      (3,759)    $(63,533)    $138,735      $   (62)       $55,020      $130,406

Purchase of common
  stock for treasury                                        (45)        (741)                                                  (741)


Cancellation of restricted stock         (5)

Exercise of stock options
    and warrants                      3,323      33                                18,387                                    18,420

Tax effect --
  employee stock plans                                                              2,973                                     2,973

Amortization of deferred
  compensation (1)                                                                    609                                       609

Cash dividends declared
  ($10.025 per share)                                                                                        (240,042)     (240,042)


Unrealized gains on
  available-for-sale
  securities                                                                                        62                           62

Net Income                                                                                                      3,108         3,108
------------------------------------------------------------------------------------------------------------------------------------

Balance --
   September 28, 1996                27,901    $279      (3,804)    $(64,274)    $160,704       $    0      $(181,914)     $(85,205)

------------------------------------------------------------------------------------------------------------------------------------

(1) Unamortized deferred compensation at September 28, 1996, September 30, 1995 and September 24, 1994 was $140,000, $836,000 and $1,991,000,
respectively.

See accompanying Notes to Consolidated Financial Statements



                            T W E N T Y    N I N E

                                   ADVO, INC.
                   Notes to Consolidated Financial Statements


Note 1  Summary of Accounting Policies

Organization ADVO, Inc. ("ADVO" or the "Company") is a direct marketing firm primarily engaged in soliciting and processing printed advertising from retailers, manufacturers and service companies for targeted distribution by both shared and solo mail to consumer households in the United States on a national, regional and local basis. Founded in 1929 as a hand delivery company, ADVO entered the direct mail industry as a solo mailer in 1946 and began its shared mail program in 1980. The Company currently is the largest commercial user of third-class mail in the United States.

ADVO's direct marketing products and services include shared mail and solo mail. ADVO also provides certain transportation and ancillary services in conjunction with its direct mail programs. The Company's predominant source of revenue is from its shared mail programs. In these programs, the advertisements of several advertisers are combined in a single mail package. This offers the features of penetration and targeted marketing at a significant cost reduction when compared to mailing on an individual or solo mail basis. The Company's client base consists of national and local grocers, fast food chains, drug stores and local retailers.

Principles of Consolidation The consolidated financial statements include the accounts of ADVO and its subsidiaries. All significant intercompany transactions and balances among ADVO and its subsidiaries have been eliminated. Certain reclassifications have been made in the fiscal 1995 and 1994 financial statements to conform with the fiscal 1996 presentation. ADVO's fiscal closing date is the last Saturday in September. The fiscal year includes operations for a 52-week period in 1996 and 1994 and a 53-week period in 1995.

Cash and Cash Equivalents Cash and cash equivalents include highly liquid investment instruments with original maturities of three months or less. These investments are valued at cost, which approximates market.

Available-for-sale Securities The Company's securities were classified as available-for-sale at September 30, 1995. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. All of the available-for-sale securities were sold during fiscal 1996.

Inventories Inventories, which consist of raw materials, finished goods and spare parts, are valued at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the respective assets (ranging from 3 to 35 years) or over the terms of the related leases of the leasehold improvements.

Intangible Assets The excess of cost over net assets acquired (goodwill) and other intangible assets related to acquisitions are being amortized over their expected useful lives which range from 3 to 20 years. The Company continually monitors its goodwill and its other intangibles to determine whether any impairment of these assets has occurred. In making such determination, the Company evaluates the performance, on an undiscounted basis, of the underlying assets which gave rise to such amount.

Revenues Revenues are recognized when services are rendered and are presented in the financial statements net of sales allowances and adjustments. The Company's services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the United States Postal Service.

Earnings per Share Earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding during the year. Common share equivalents consist of the average number of shares issuable upon the exercise of warrants and options. Primary and fully diluted earnings per share are not significantly different.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

Note 2  Acquisitions

During the two year period ended September 30, 1995, the Company made certain acquisitions aimed at expanding its direct mail operations. These acquisitions have been accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired companies have been included in the consolidated statements of operations from their acqui-


                                    THIRTY

                                  ADVO, INC.
                  Notes to Consolidated Financial Statements



sition dates. The acquired assets have been recorded at their estimated fair values. These acquisitions did not have a material pro forma effect on operations for periods prior to the acquisition.

The excess of the purchase price over the estimated fair values of net assets acquired of $4.9 million and $5.3 million, net of accumulated amortization is reflected in other assets at September 28, 1996 and September 30, 1995, respectively. Also included in other assets at September 28, 1996 and September 30, 1995 is $3.6 million and $4.5 million, respectively, of other intangible assets, net of accumulated amortization, which were acquired in the acquisitions. As of September 28, 1996 and September 30, 1995, accumulated amortization of goodwill and other intangibles was $6.7 million and $5.4 million, respectively.

Note 3  Discontinued Operations

In September 1995, the Company initiated a plan to sell its in-store marketing segment. At that time, the Company recorded an estimated loss on disposal of $1.4 million ($.9 million net of tax) consisting of a provision for anticipated operating losses during the phase out period and other costs directly related to the sale.

On March 1, 1996 the Company completed the sale of substantially all of the net operating assets of this segment. The net assets were sold at book value in exchange for $5.0 million in cash and a long-term note receivable for $10.8 million. The long-term note was subsequently written off and is reflected in the fiscal 1996 loss on disposal of discontinued operations, net of tax. The loss on disposal for the year ended September 28, 1996 also includes operating losses in excess of the estimates provided for the year ended September 30, 1995.

The results of the discontinued operations reflected in the consolidated statements of operations are as follows:


                                      Year ended       Year ended       Year ended
                                     September 28,    September 30,    September 24,
(In thousands)                           1996            1995             1994
--------------------------------------------------------------------------------------
Net revenues                             $ 19,283        $57,668        $55,168
--------------------------------------------------------------------------------------
(Loss) income before
     income taxes                              --        $(5,361)       $   944
Provision (benefit) for
     income taxes                              --         (1,839)           400
--------------------------------------------------------------------------------------
(Loss) income from
     discontinued operations                   --        $(3,522)       $   544
--------------------------------------------------------------------------------------
Losses to disposal date                  $(13,827)       $(1,432)
Income tax benefit                         (5,628)          (501)            --
--------------------------------------------------------------------------------------
Loss on disposal
     of discontinued
     operations, net of tax              $ (8,199)       $  (931)            --
--------------------------------------------------------------------------------------

The assets and liabilities of discontinued operations have been segregated in the September 30, 1995 consolidated balance sheet as current assets, non-current assets and current liabilities of discontinued operations. These amounts consist of the assets and liabilities associated with the operation sold, including the fiscal 1995 estimated loss on disposal of $1.4 million. The major components of the assets and liabilities of discontinued operations at September 30, 1995 were as follows:


(In thousands)
----------------------------------------------------------------
Accounts receivable-net                               $13,342
Prepaid expenses and other current assets                 608
----------------------------------------------------------------
   Current assets of discontinued operations          $13,950
----------------------------------------------------------------
Property, plant and equipment-net                     $ 7,033
Other non-current assets                                  187
----------------------------------------------------------------
   Non-current assets of discontinued operations      $ 7,220
----------------------------------------------------------------
Accounts payable                                      $ 2,794
Accrued compensation and benefits                       1,695
Customer advances                                       1,550
Other current liabilities                                 647
Estimated loss on disposal                              1,432
----------------------------------------------------------------
   Current liabilities of discontinued operations     $ 8,118
----------------------------------------------------------------

Note 4  Available-for-sale Securities

During fiscal 1996 all available-for-sale securities were sold to help fund a special dividend payment (the "Special Dividend"). (See Note 8.)

The following is a summary of available-for-sale securities at September 30, 1995:

                                               Gross        Gross     Estimated
                                             Unrealized   Unrealized    Fair
(In thousands)                    Cost         Gains       (Losses)     Value
--------------------------------------------------------------------------------
U.S. Government
Obligations                     $ 4,001        $ --         $ (11)     $ 3,990
Municipal Bonds                  17,211          11            (9)      17,213
U.S. Corp. Debt Securities        9,494          --           (86)       9,408
--------------------------------------------------------------------------------
Total securities                $30,706        $ 11         $(106)     $30,611
--------------------------------------------------------------------------------

Note 5  Accrued Compensation and Benefits

The composition of accrued compensation and benefits is as follows:


                                    September 28,  September 30,
(In thousands)                          1996           1995
------------------------------------------------------------------
Compensation                          $13,048       $15,427
Workers' compensation                   4,924         5,247
Employee withholdings and
     other benefits                     4,920         4,808
------------------------------------------------------------------
Total                                 $22,892       $25,482
------------------------------------------------------------------


                                  THIRTY ONE

                                  ADVO, INC.
                  Notes to Consolidated Financial Statements



Note 6  Restructure Reserve

Reductions to the Company's restructure reserve in fiscal 1996 totaled $7.8 million and consisted mainly of severance and other related costs connected with the initiative to streamline and centralize the Company's operations. Charges to the reserve in fiscal 1995 and 1994 were $7.2 million and $8.6 million, respectively. Fiscal 1995 and 1994 reserve reductions included costs related to the shutdown and consolidation of the Indianapolis facility; severance and related costs for upgrades to the Company's sales management team and various other management groups; and the abandonment of certain nonprofitable Micromarketing programs. Fiscal 1994 charges also related to the downsizing of the Company's former Atlantic Division office.

Note 7  Financing Arrangements

On March 4, 1996, the Company replaced its existing $50 million credit facility and entered into a credit agreement (the "Agreement") with a syndicate of lenders. The credit was obtained to finance the Special Dividend payable
March 5, 1996 and related recapitalization costs. (See Notes 8 and 12.) Any unutilized credit may be used to fund ongoing working capital and capital expenditure requirements.

The agreement provides for total credit facilities of $250 million, consisting of $155 million in term loans, maturing at various dates through March 31, 2004, and a $95 million reducing revolving line of credit, maturing at various dates through March 31, 2002. The commitment levels on the revolving line range from a high of $95 million for the period March 4, 1996 through September 30, 1997 to a low of $33.3 million for the period September 30, 2001 through March 31, 2002. Mandatory repayments of debt in defined amounts are required in the event of certain triggering events including the sale of assets and the achievement of certain financial ratios. The Company and its subsidiaries have pledged all of their assets as collateral for the credit agreement.

Total outstanding credit facilities at September 28, 1996 consist of the following:


(In thousands)
---------------------------------------------
Revolving line of credit         $15,000
Term loan - A                     63,600
Term loan - B                     89,750
---------------------------------------------
                                 168,350
Less: Current portion              7,225
---------------------------------------------
                                $161,125
---------------------------------------------

The debt bears interest at either the London Interbank Offered Rate ("LIBOR") or at the bank's "base rate", whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios) ranging from 1.50% to 3.00% on the LIBOR rate and .25% to 1.75% on the base rate. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter. The interest rate at September 28, 1996 was 7.57% on the revolving line of credit and on Term loan - A and 8.57% on Term loan - B.

The Company is required to maintain certain financial ratios under the Agreement. In addition, the Agreement also places restrictions on disposal of assets, mergers and acquisitions, dividend payments, investments and additional debt. The Company was in compliance with all applicable covenants as of September 28, 1996.

In connection with the Agreement, the Company is required to maintain Interest Rate Protection Agreements to protect against three month LIBOR rates exceeding 9.0% per annum as to a notional principal amount equal to $100 million. During the third quarter of 1996, the Company entered into two separate two year Interest Rate Collar Agreements to hedge notional amounts totaling $150 million. The cap rate ranges from 7.39% to 8.0% with the floor rate ranging from 5.0% to 5.5%.

The Company pays fees on the unused commitments at a rate of 3/8 of 1% or 1/2 of 1% depending on the Company's total leverage ratio as defined. As of September 28, 1996, $80 million of the revolving line of credit was unused.














Total maturities of long-term debt over the next five fiscal years and thereafter at September 28, 1996 are as follows:


(In thousands)
-------------------------------------
1997                    $  7,225
1998                       9,650
1999                      10,500
2000                      12,975
2001                      15,800
Thereafter               112,200
-------------------------------------
Total Maturities        $168,350
-------------------------------------

Included as long-term debt is approximately $11 million in excess cash flow payments, as defined by the Agreement, that the Company is required to pay to the bank during the first quarter of fiscal 1997. This amount will be applied toward the term loans. The Company expects to pay these funds through use of available revolving line of credit commitments. The revolving line of credit has been classified as long-term since management has the intent and ability to maintain the September 28, 1996 outstanding balance throughout fiscal 1997.

                                  THIRTY TWO

                                  ADVO, INC.
                  Notes to Consolidated Financial Statements



The Company capitalized debt issue costs directly associated with the issuance of the Agreement totaling $5.5 million. These costs are included in other assets and are being amortized over the term of the debt agreement.

The Company has outstanding letters of credit of approximately $5.6 million under separate agreements primarily related to its workers' compensation program.

Carrying amounts of the financing arrangements approximate fair value.

Note 8  Stockholders' Equity/(Deficiency)

On August 27, 1986, 2,301,780 warrants to purchase shares of ADVO common stock were issued to Warburg, Pincus Capital Partners, L.P. ("Warburg"), Welsh, Carson, Anderson & Stowe IV (WCAS IV) and WCAS Venture Partners (WCAS VP) (together, the "Investors") for $1,000,000. On February 15, 1996, Warburg, the Company's largest shareholder, exercised the last outstanding warrants and purchased 2,666,667 shares of common stock at an exercise price of $2.70 per share.

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

On January 17, 1996 the Company announced the declaration of a Special Dividend of $10 per share of common stock to shareholders of record on February 20, 1996. The announcement was a result of the Company's initiative to explore strategic alternatives aimed at increasing shareholder value, which began at the end of fiscal 1995. Total shares outstanding as of the record date were approximately 24 million resulting in dividends of approximately $240 million, which were paid on March 5, 1996. The Company also recorded noncash compensation expense totaling $8.8 million relating to the Special Dividend. (See Note 12.)

At September 28, 1996 there are 2,324,150 shares of common stock reserved for issuance upon the exercise of stock options.

Note 9  Gain on Sale of Business Lines

MidCoast Press, the Company's commercial web offset printer, was sold during the first quarter of fiscal 1996. The Company recognized a before tax gain of $2.7 million ($1.7 million after tax or $.07 per share) and received a note for $3.5 million in conjunction with the sale.

During the first quarter of fiscal 1995, the Company sold its 50% ownership in InfoBase Services and recognized a before tax gain on this transaction of $2.2 million ($1.4 million after tax or $.06 per share).

Note 10  Postemployment Benefits

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

The cumulative effect of this change in accounting for postemployment benefits resulted in a one-time after-tax charge of $1.5 million or $.07 per share during fiscal 1995. The Company estimates that the ongoing annual effect of this accounting change will not be material to the Company's financial statements. As required by SFAS No.112, prior year financial statements have not been restated to reflect the change in accounting principle.

Note 11  Benefit Plans

The Company has a savings plan for salaried employees which qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and non-qualified savings plans. All plans feature both employee and employer matching contributions. The expense for matching contributions was $3.7 million, $3.8 million and $3.6 million for fiscal 1996, 1995 and 1994, respectively.

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


                           T H I R T Y    T H R E E

                                  ADVO, INC.
                  Notes to Consolidated Financial Statements



In connection with the Special Dividend (see Notes 8 and 12), the Company made equitable adjustments to outstanding employee stock options. As a result, 2.1 million options were repriced. The repriced options have retained their original vesting schedules and expiration dates. In addition, certain participants in the 1986 Employee Restricted Stock Plan were given the opportunity to reinvest the Special Dividend applicable to restricted shares in the Company's common stock. Any such reinvestment will be distributed when the restricted shares vest.

The 1986 Stock Option Plan provides for the granting of non-qualified options for the purchase of up to 625,000 shares of common stock to key employees. The terms of the options may not exceed ten years, and the option prices shall not be less than the fair market value of the common stock on the date of grant. Options generally are exercisable 25% each year, cumulatively, beginning one year from date of grant. Certain grants also stipulate that the market price of the Company's common stock must reach certain levels before the options become exercisable in addition to the 25% per year time vesting provisions. These options will become exercisable for 90 days at six years from the grant date if the market price provision is not met. At September 28, 1996 there were 23,414 options exercisable and 17,551 options available for future grant under this plan. At September 30, 1995 there were 91,186 options exercisable and 12,488 options available for future grant under this plan.

                                                     Option price
                                        Shares         per share
------------------------------------------------------------------
Outstanding at September 25, 1993       258,930      $ 4.20-17.35
Granted                                  64,761       17.63-18.75
Cancelled                               (25,411)       4.60-18.63
Exercised                              (122,725)       4.20-14.35
------------------------------------------------------------------
Outstanding at September 24, 1994       175,555        4.20-18.75
Granted                                  16,825       18.00-18.63
Cancelled                                (1,500)            18.63
Exercised                               (49,843)       4.20-18.63
------------------------------------------------------------------
Outstanding at September 30, 1995       141,037        7.10-18.75
Granted                                 114,023        5.40-21.25
Cancelled                               (94,900)       8.63-21.25
Exercised                               (90,819)       5.40-18.63
------------------------------------------------------------------
Outstanding at September 28, 1996        69,341      $ 5.40-11.25
------------------------------------------------------------------

The 1988 Stock Option Plan provides for the granting of non-qualified options for the purchase of up to 4,300,000 shares of common stock to key employees. The terms of the options may not exceed ten years, and the option prices shall not be less than the fair market value of the common stock on the date of the grant. Each option granted is exercisable at a specified rate each year, generally 25%, as determined by the Board of Directors at the date of grant. Certain grants also stipulate that the market price of the Company's common stock must reach certain levels before the options become exercisable in addition to the 25% per year time vesting provisions. These options will become exercisable for 90 days at six years from the grant date if the market price provision is not met. At September 28, 1996 there were 776,666 options exercisable and 396,158 options available for future grant under this plan. At September 30, 1995 there were 1,395,346 options exercisable and 163,192 options available for future grant under this plan.

                                                     Option price
                                        Shares         per share
------------------------------------------------------------------
Outstanding at September 25, 1993        2,327,875   $ 3.30-22.00
Granted                                  1,228,099    15.75-18.63
Cancelled                                  (49,999)    4.80-21.30
Exercised                               (1,330,376)    3.30-16.30
------------------------------------------------------------------
Outstanding at September 24, 1994        2,175,599     3.30-22.00
Granted                                    612,271    16.38-20.50
Cancelled                                  (64,207)    9.90-21.50
Exercised                                 (162,492)    4.80-18.63
------------------------------------------------------------------
Outstanding at September 30, 1995        2,561,171     3.30-22.00
Granted                                  2,743,606     5.00-27.00
Cancelled                               (2,201,227)    6.75-27.00
Exercised                                 (848,741)    3.30-18.63
------------------------------------------------------------------
Outstanding at September 28, 1996        2,254,809   $ 5.00-17.00
------------------------------------------------------------------





The 1986 Employee Restricted Stock Plan provides for the granting of up to 2,437,500 shares of common stock to executives who, with certain exceptions, are subject to specified periods of continuous employment (generally vesting one-third per year over three years). The market value of shares at the date of award in excess of cash consideration received is being amortized as compensation expense over the restriction period. These shares are votable by the holders, and the vesting period is determined by the Board of Directors at the date of the grant. The charge to operations in connection with the restricted stock was $.6 million, $1.3 million, and $1.6 million for the years ended September 28, 1996, September 30, 1995 and September 24, 1994, respectively. Unamortized deferred compensation was $.1 million at September 28, 1996. There are 46,755 shares available for future grant under this plan at September 28, 1996.

                                                          Shares
------------------------------------------------------------------
Outstanding at September 25, 1993                       2,341,246
Granted                                                    44,000
------------------------------------------------------------------
Outstanding at September 24, 1994                       2,385,246
Granted                                                    10,500
------------------------------------------------------------------
Outstanding at September 30, 1995                       2,395,746
Cancelled                                                  (5,001)
------------------------------------------------------------------
Outstanding at September 28, 1996                       2,390,745
------------------------------------------------------------------

                                  THIRTY FOUR

                                  ADVO, INC.
                  Notes to Consolidated Financial Statements



The 1990 Non-employee Directors' Restricted Stock Plan provides for an aggregate maximum of up to 125,000 shares of common stock to be issued under stock awards. During fiscal 1996, no shares were awarded or cancelled. The market value of shares at the date of award is being charged to operations over the restriction period with $.03 million, $.06 million and $.1 million charged for the fiscal years ended September 28, 1996, September 30, 1995 and September 24, 1994, respectively. There was no unamortized deferred director's compensation at September 28, 1996. There are 97,500 shares available for future grant under this plan at September 28, 1996.

During fiscal 1996, three directors were each granted 4,500 stock options and during fiscal 1995, they were each granted 1,000 stock options. The options become exercisable in equal annual installments over the next four years from the grant date.

Note 12  Nonrecurring Charges

In connection with the Special Dividend (see Note 8), the Company made equitable adjustments to outstanding employee stock options. As a result of the adjustments, the Company recorded noncash compensation expense totaling $8.8 million in fiscal 1996. Also included as nonrecurring charges are $3.3 million in legal and various other fees associated with the Special Dividend and the Company's exploration of strategic alternatives to enhance shareholder value.

Note 13  Income Taxes

The components of the provision for income taxes on continuing operations are as follows:


                   Year ended      Year ended      Year ended
                  September 28,   September 30,   September 24,
(In thousands)        1996            1995            1994
------------------------------------------------------------------
Federal:
     Current         $5,494          $12,910         $11,677
     Deferred           505            3,429             951
------------------------------------------------------------------
     Total Federal    5,999           16,339          12,628
------------------------------------------------------------------
State:
     Current            742            2,454           2,460
     Deferred           488              803             605
------------------------------------------------------------------
     Total State      1,230            3,257           3,065
------------------------------------------------------------------
Total Provision      $7,229          $19,596         $15,693
------------------------------------------------------------------


The Company's effective income tax rate for continuing operations differed from the Federal statutory rate for the following reasons:


                              Year ended      Year ended      Year ended
                             September 28,   September 30,   September 24,
                                 1996            1995            1994
---------------------------------------------------------------------------
Federal statutory rate           35.0%          35.0%             35.0%
State income taxes,
  net of federal benefit          4.3            4.1               4.9
Targeted jobs tax credit           --            (.2)              (.2)
Other                             (.3)           (.1)              (.8)
---------------------------------------------------------------------------
Effective income tax rate        39.0%          38.8%             38.9%
---------------------------------------------------------------------------


















Significant components of the Company's deferred tax assets and liabilities are as follows:


                                             September 28,      September 30,
(In thousands)                                   1996               1995
-------------------------------------------------------------------------------
Deferred Tax Assets:
 Restructure reserve                            $   809           $ 4,001
 Reserve for deferred compensation                5,762             2,785
 Reserve for employee benefits                    3,610             4,246
 Loss due to discontinued operations              2,948                --
 Other                                            3,453             2,996
-------------------------------------------------------------------------------
  Total deferred tax assets                      16,582            14,028
-------------------------------------------------------------------------------
Deferred Tax Liabilities:
 Tax over book depreciation
 and amortization                                (7,361)           (6,765)
-------------------------------------------------------------------------------
Net federal and state deferred assets           $ 9,221           $ 7,263
-------------------------------------------------------------------------------

Note 14  Commitments and Contingencies

ADVO leases property and equipment under noncancelable operating lease agreements which expire at various dates through 2005. The leases generally provide that the Company pay the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 28, 1996 under long-term noncancelable operating leases are as follows:


(In thousands)
--------------------------------------------
Fiscal year:
1997                                $11,782
1998                                  9,935
1999                                  7,876
2000                                  5,813
2001                                  4,686
Thereafter                            9,508
--------------------------------------------
Total minimum lease payments        $49,600
--------------------------------------------


                                  THIRTY FIVE

                                  ADVO, INC.
                  Notes to Consolidated Financial Statements



Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 28, 1996, September 30, 1995 and September 24, 1994 was approximately $20.6 million, $22.8 million and $24.9 million respectively.

On July 16, 1996, the Company entered into a ten year agreement with Integrated Systems Solutions Corporation (d/b/a ISSC) to provide systems development and technical support to the Company. These services were formerly provided by internal sources. The contract allows for cancellation after the completion of the third year, subject to termination charges ranging between $3.1 million and $.5 million depending on the year in which the cancellation becomes effective. Total charges under the term of the agreement through the year 2006 would be $106.0 million. Future commitments for the noncancelable portion of the agreement, excluding termination fees, are $15.4 million, $14.9 million and $10.7 million for fiscal years 1997, 1998 and 1999, respectively.

ADVO is party to various legal proceedings and claims related to its normal business operations, including several suits in which it is a defendant. In the opinion of management, the Company has substantial and meritorious defenses for these claims and proceedings in which it is a defendant, and believes these matters will be ultimately resolved without material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Outstanding commitments for capital expenditures at September 28, 1996 totaled $12.2 million.

Note 15  Related Party Transactions

The Company invests in money market mutual funds through an investment advisor, Warburg, Pincus Counsellors, Inc. ("Counsellors"). The general partner of Warburg, Pincus Capital Partners, L.P.("Warburg") who is the Company's largest shareholder, owns a majority interest in Counsellors. Income earned on investments managed by Counsellors was $1.2 million, $2.8 million and $1.9 million in fiscal 1996, 1995 and 1994, respectively. At September 28, 1996 and September 30, 1995, $5.4 million and $43.5 million, respectively, was being managed by Counsellors. Two Directors of the Company are officers of Warburg and another Director is a Director of the various Counsellors managed mutual funds.

Note 16  Supplemental Cash Flow Information

Cash paid for income taxes was $3.2 million, $11.8 million and $7.8 million in fiscal 1996, 1995 and 1994, respectively. Cash paid for interest expense, net of amounts capitalized, in fiscal 1996 was $7.2 million. No interest expense payments were made in fiscal years 1995 and 1994.

Excluded from continuing investing activities was the effect of a certain noncash activity in which the Company received a note for $3.5 million in conjunction with the sale of a business line in fiscal 1996. (See Note 9.)

Note 17  Recent Accounting Pronouncements

In March of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The long-lived assets covered by the Statement include plant and equipment, certain identifiable intangibles and goodwill. Under Statement No. 121, the Company is not required to actively search for impairments of assets that are employed in the business. A review is necessary only when events indicate that an impairment may exist. The Statement will be adopted by the Company in fiscal 1997. The Company expects that there will not be a material impact to the Company's consolidated financial position or results of operations as a result of the adoption.

In October of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The Statement establishes the financial accounting and reporting standards for stock based compensation plans, including stock purchase plans, stock options and restricted stock. These plans allow for certain associates to receive shares of the Company's stock. The Statement requires that these transactions be accounted for based on the fair value of the consideration received, or continue to be accounted for based on the method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company will adopt this Statement in fiscal 1997 and plans to continue accounting for these transactions in accordance with APB 25, however pro forma disclosures of net income and earnings per share, using the fair value based method described in Statement No. 123 will be disclosed in fiscal 1997.


                                  THIRTY SIX

                                  ADVO, INC.
                  Notes to Consolidated Financial Statements


Note 18  Quarterly Financial Data (Unaudited)


(In millions, except per share data)
Fiscal year ended                           First      Second      Third      Fourth
September 28, 1996                          Quarter    Quarter     Quarter    Quarter
-------------------------------------------------------------------------------------
Revenues                                     $256.5     $232.0      $245.7     $252.0
Gross profit                                   56.6       46.7        55.5       65.9
Operating income (loss) (1)                    11.0      (10.8)       11.7       15.6
Net income (loss)                               6.0      (14.4)        4.4        7.1
Earnings (loss) per share                       .25       (.64)        .18        .29
Common stock price (2)
 High                                        27 1/2     26 1/8      11 3/4     11 5/8
 Low                                         22 3/4      9 1/4       9 1/8      9 1/8
-------------------------------------------------------------------------------------

Fiscal year ended                           First      Second      Third      Fourth
September 30, 1995 (3)                      Quarter    Quarter     Quarter    Quarter
-------------------------------------------------------------------------------------
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
Common stock price
 High                                        18 3/4     19 1/4      21 7/8     23 3/4
 Low                                         15 1/4     16 1/2      17 3/4     16 5/8
-------------------------------------------------------------------------------------

(1) Operating income for the second quarter includes nonrecurring charges of $12.1 million. (See Note 12.)

(2) The decrease in the market price during the second quarter of fiscal 1996 was reflective of the Special Dividend. (See Note 8.)

(3) Quarterly data has been restated to exclude the results of the in-store marketing segment from revenues, gross profit, and operating income, as a result of the Company's sale of this segment. (See Note 3.) In addition, certain reclassifications have been made to the first and second quarter of 1995 to conform with the fiscal 1995 year end presentation.

                           T H I R T Y    S E V E N

                                  ADVO, INC.

Report of Independent Auditors

To the Board of Directors and

Stockholders of ADVO, Inc.

We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 28, 1996 and September 30, 1995, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity/ (deficiency) for each of the three years in the period ended September 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 28, 1996 and September 30, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 28, 1996 in conformity with generally accepted accounting principles.


                                /s/ Ernst & Young LLP

Hartford, Connecticut

October 21, 1996


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


October 21, 1996


                                 THIRTY EIGHT