Form 10-K, Exhibit 13
period 1997-09-27
ADVO INC
filed 1997-12-18
CIK 801622

ADVO, INC.
              [Financial Contents]
-------------------------------------------------------------------------------



              Selected Financial Data  20
              Financial Report  21
              Consolidated Statements of Operations  26
              Consolidated Balance Sheets  27
              Consolidated Statements of Cash Flows  28
              Consolidated Statements of Changes in
                  Stockholders' Equity (Deficiency)  29
              Notes to Consolidated Financial Statements 30 Report of Independent Auditors 38
              Financial Responsibility  38

                                                                      Exhibit 13

ADVO, INC.

              Selected Financial Data




                                                     Year ended     Year ended     Year ended     Year ended     Year ended
                                                    September 27,  September 28,  September 30,  September 24,  September 25,
(In millions, except per share data)                    1997           1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                                              $1,016.5         $986.2       $1,011.9          $920.3        $856.6
Operating income                                          58.5           24.8(1)        46.3            39.7           2.3(2)
Income from continuing operations                         26.8           11.3           30.9            24.6           2.8
Net income                                                26.8            3.1           25.0            25.2           5.4
Earnings per share from continuing operations             1.09            .47           1.33            1.03           .11
Net earnings per share                                    1.09            .13           1.07(3)         1.05           .21
Cash dividends declared per share                           --         10.025(4)         .10            .095           .06

Weighted average common and
  common equivalent shares                                24.7           24.1            23.3           23.9          25.4
-----------------------------------------------------------------------------------------------------------------------------


                                                    September 27,  September 28,  September 30,  September 24,  September 25,
(In millions, except per share data)                    1997           1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Cash, cash equivalents and marketable securities       $  26.0        $  13.3       $  54.5        $  71.1        $  71.4
Total assets                                             208.6          185.1         234.2          225.7          226.5
Long-term debt                                           140.7          161.1            --             --             --
Stockholders' equity (deficiency)                        (59.9)         (85.2)        130.4          108.0          118.3
Book value per share                                     (2.46)         (3.54)         6.26           5.17           5.32



(1) Reflects nonrecurring charges of $12.1 million. (See Note 12 to the consolidated financial statements).

(2) Reflects a one-time restructuring charge to operations of $25.8 million. (See Note 13 to the consolidated financial statements).

(3) Reflects a charge for cumulative effect of accounting change of $1.5 million, net of tax, or $.07 per share. (See Note 9 to the consolidated financial statements).

(4)  Reflects a special $10 per share dividend declared in January of 1996. (See
     Note 7 to the consolidated financial statements).

ADVO, INC.

              Financial Report




This section should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.


Basis of Presentation

In fiscal year 1995 the Company announced its plan to sell Marketing Force, its in-store marketing segment. The sale of substantially all of the net assets of this segment was completed in fiscal 1996. (See Note 3 to the consolidated financial statements). The Company's results of operations have been presented for the periods ended September 28, 1996 and September 30, 1995 to separately reflect continuing and discontinued operations in the consolidated statements of operations and cash flows. In addition, the results of operations discussed in this Financial Report exclude the revenues, cost of sales, selling, and general and administrative costs of the discontinued segment.


Financial Overview

Fiscal 1997 was an exceptional year for ADVO, Inc. ("ADVO" or the "Company"). The Company's record fiscal 1997 results are highlighted by a 59% increase in operating income, a 40% increase in earnings per share from continuing operations (both excluding nonrecurring charges) and a robust 9% increase in pieces per packages, when compared to fiscal 1996. These achievements reflect significant gains in unit volumes, improved sales force productivity and lower cost of sales associated with favorable postage and paper prices.

   The strong operating results in fiscal 1997 indicate the solid progress the Company has made to overcome the confluence of internal and external factors it was confronted with during fiscal 1996. The factors which influenced the strong performance included:

 . Strong unit volume gains reflected by the Company's sales realignment and the change in sales compensation design, driving sales force productivity improvement.

 . The implementation of the Enhanced Carrier-Route subclass for third class mail, which commenced during the last quarter of fiscal 1996. This subclass favorably impacted the Company's postage expense during fiscal 1997 by recognizing the price sensitivity and lower postal processing costs for efficient mailers like ADVO. In conjunction with this, lower paper prices also favorably impacted the Company's cost of sales.

 . The first full year under the new `Clientizing' infrastructure, the Company's reengineering initiative. During fiscal 1996 the Company was reorganized along process lines creating a better aligned and more effective structure. The continued cost stabilization and savings from this initiative was reflected in the Company's strong financial performance in fiscal 1997.

In addition, the Company was able to pay down its credit agreement by $17.6 million. At the same time, supported by strong cash flow management, the Company funded technology investments and initiated a stock buyback program. The credit agreement entered into by the Company during fiscal 1996, with a syndicate of lenders, financed the declaration of a $10 per share dividend (the "Special Dividend") and the related transaction and recapitalization expenses which ended the Company's `strategic alternatives' process. This credit agreement was renegotiated subsequent to year end on September 29, 1997. The material features of this amended agreement were an increase in available commitments from $250 million to $300 million, a decrease in interest rates, and an increased limit on the Company's authorization to purchase its stock from $40 million to $100 million.

   Subsequent to year end an additional buyback program was announced by the Company. The two programs combined increased the Company's total share buyback commitment to 3.2 million shares. In connection with the announcement of the second buyback program, the Company purchased approximately 1.9 million shares on September 29, 1997 from Warburg Pincus Capital Partners, L.P. (See Note 7 to the consolidated financial statements).

   The following table adjusts fiscal 1996 results for the Special Dividend related nonrecurring charges (see Note 12 to the consolidated financial statements) in order to present a normalized review of the Company's earnings.


Operating Results:
Comparative Analysis

                                                              Reported         Adjustment        Adjusted
                                            Year ended       Year ended                         Year ended        Year ended
                                           September 27,    September 28,     Nonrecurring     September 28,    September 30,
(In millions, except per share data)           1997             1996             Charges           1996             1995
---------------------------------------------------------------------------------------------------------------------------
Revenues                                      $1,016.5           $986.2                             $986.2         $1,011.9
Gross profit                                     259.1            224.7                              224.7            247.7
Operating income                                  58.5             24.8            $12.1              36.9             46.3
Income from continuing operations                 26.8             11.3              7.4              18.7             30.9
Earnings per share from continuing operations     1.09              .47              .31               .78             1.33
---------------------------------------------------------------------------------------------------------------------------

ADVO, INC.




Fiscal 1997 Compared to Fiscal 1996

Continuing Operations

Revenues Fiscal 1997 revenues increased $30.3 million to a record $1,016.5 million over the comparable revenues of fiscal 1996. Volume gains were the largest contributor to the 3.1% increase in revenues. The volume growth was driven by the 8.8% increase in average shared mail pieces per package from 7.84 pieces in fiscal 1996 to 8.53 pieces in fiscal 1997. Offsetting these volume gains to a degree was the strategically driven decision to discontinue the second in-home date programs in specified markets and the closing of unprofitable markets. Total shared mail packages for fiscal 1997 were 3,111 million, down 2.7%, and revenue per thousand pieces decreased 3.2% as compared to fiscal 1996. The decline in revenue per thousand pieces was the result of shifts in product mix, volume related declines in price and, earlier in the year, a decrease in product weights associated with the Company's preprint customers.


Operating Expenses Cost of sales decreased $4.1 million from fiscal 1996. As a percentage of revenues, cost of sales decreased 2.7% from 77.2% in fiscal 1996 to 74.5% in fiscal 1997. The decrease in cost of sales for the fiscal year ending 1997 was equally attributable to both lower print and paper costs and lower postage costs. Print and paper costs were lower in fiscal 1997 when compared to fiscal 1996 as a result of reduced paper prices and the decline in turnkey volume. Postage costs were favorably impacted by the postage reclassification implemented by the United States Postal Service in July 1996 and to a lesser extent by the decline in preprint product weights. These postage savings were offset to a degree by additional overweight postage costs incurred with the volume gains, as demonstrated by the growth in shared mail pieces distributed to 26.5 billion pieces, a 6.0% increase from the prior year.

   During fiscal 1997, selling expense, including the provision for bad debts, increased $8.4 million over the prior fiscal period. Increases in commission expense, sales support costs, and additional bad debt expense resulting from the revenue growth were the major elements in the higher selling expense. As a percentage of revenues, selling expense increased from 13.3% in fiscal 1996 to 13.7% in fiscal 1997.

   General and administrative costs increased $4.4 million or 7.7% in fiscal 1997 over fiscal 1996. As a percentage of revenues, general and administrative costs were 6.0% for fiscal 1997 versus 5.7% for fiscal 1996. Continued cost savings associated with the Company's reengineering effort were offset by increases in severance and incentive wages, as well as investments in technological improvements.


Operating Income As a result of the aforementioned, the Company reported a 58.7% increase in operating income from $36.9 million (excluding nonrecurring charges) in fiscal 1996 to $58.5 million in fiscal 1997. Operating income as a percentage of revenue increased to 5.8% in fiscal 1997 versus 3.7% in the prior year (excluding nonrecurring charges).


Interest Expense Interest expense relating to the Company's credit facilities totaled $14.8 million for fiscal 1997. In the prior year, at the onset of the facilities, interest expense totaled $9.7 million.


Interest Income and Other Expense Interest income results primarily from the investment of excess cash and amounted to $.7 million in fiscal 1997 versus $1.3 million in fiscal 1996. The decrease was a result of the liquidation of available-for-sale securities during fiscal 1996. Other expense increased slightly to $.7 million in fiscal 1997.


Income Taxes The effective tax rate was approximately 39% for the Company's continuing operations in both fiscal 1997 and fiscal 1996.


Earnings per Share Earnings per share from continuing operations increased from $.47 in fiscal 1996 to $1.09 in fiscal 1997. Adjusting for the nonrecurring charges in fiscal 1996, earnings per share from continuing operations would have been $.78 in fiscal 1996 versus $1.09 in fiscal 1997. This 39.7% increase was a result of the Company's improved operating results.


Fiscal 1996 Compared to Fiscal 1995

Continuing Operations

Revenues Revenues from continuing operations for fiscal 1996 of $986.2 million decreased 2.5% or $25.7 million over fiscal 1995. The revenue decline during the year was caused by decreases in volume and price, as well as shifts in product weight and mix, which were a direct result of higher postage and paper costs that resulted in increased mailing costs to our clients. The price deterioration was primarily caused by a decrease in shared mail product weights, which was the result of a continued reduction in advertising pages mailed by the Company's larger preprint customers. Pieces per package for the year decreased to 7.84 in fiscal 1996 from 7.88 in fiscal 1995. Packages mailed were 3,196.9 million during fiscal 1996 versus 3,240.1 million during the prior year. The decrease was primarily due to the discontinuance of our second in home date in Chicago and Texas.


Operating Expenses Cost of sales as a percentage of revenue increased from 75.5% in fiscal 1995 to 77.2% in fiscal 1996.

ADVO, INC.




The increase was due to the volume declines in pieces per package and piece weight declines which affected postage absorption and hence increased cost of sales as a percentage of revenue. These volume and piece weight declines were primarily caused by client reactions to the pass through of higher paper and postage costs. Cost of sales, in absolute terms, decreased $2.7 million. This decline was attributable to lower postage expense due to fewer mailings made by the Company as evidenced by the reduction in pieces per package and shared mail package distribution and also the implementation of lower postal rates which commenced on July 1, 1996. These declines were somewhat offset by higher postal rates which occurred during the first quarter of fiscal year 1996 when compared with the same quarter of fiscal 1995. As a result of the lower volume, print and paper expenditures decreased $1.6 million which also contributed to the decline in cost of sales.

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

   As a percentage of revenues, general and administrative costs were 5.7% for year ended 1996 versus 7.2% for year ended 1995. General and administrative costs decreased $15.8 million or 21.8% in fiscal 1996 over fiscal 1995. The significant reduction in general and administrative expenses were the direct result of the Company's ongoing reengineering program to streamline and improve efficiencies in its processes, operations, and systems; the realignment of its administrative functions; and strict cost controls implemented during the fiscal year 1996. As a result of the reengineering effort, at September 28, 1996 headcount had been reduced by 440 associates in all areas of the Company since June of 1995, which was the start of the reengineering program.


Operating Income As a result of the aforementioned, the Company reported a $9.4 million decrease in operating income (excluding nonrecurring charges) to $36.9 million when comparing fiscal 1996 to fiscal 1995.


Gain on Sale of Business Lines During the first quarter of fiscal 1996, the Company recognized a pretax gain of $2.7 million ($1.7 million after tax or $.07 per share) on the sale of its MidCoast Press operation, a commercial web offset printer. In the first quarter of fiscal 1995, the Company recognized a $2.2 million pretax gain ($1.4 million after tax, or $.06 per share) on the sale of its 50 percent ownership in InfoBase Services, a data base joint venture.


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


Financial Position

Working Capital The Company's working capital ratio at September 27, 1997 was approximately 1.00 versus 1.04 in the prior year. Increases in current assets of $11.9 million were more than offset by increases in current liabilities of $15.5 million and resulted in the decline of working capital. The driving forces behind the change in current assets were an improvement in cash and cash equivalents generated mainly from the Company's operating results, and an increase in accounts receivable as a result of the revenue growth and the timing of customer payments. The main sources of change in current liabilities were trade payable increases primarily due to the timing of vendor payments and increases in accrued compensation and benefits related to the associate incentive plan reflecting the Company's improved results.


Property, Plant and Equipment Investments in property, plant and equipment for the year ended September 27, 1997 totaled approximately $28.6 million, which was approximately $10.9 million greater than prior year additions. During the current fiscal year the Company continued to implement its plan to upgrade and enhance technology throughout all Company

ADVO, INC.




processes. Machinery and equipment purchases reflected the transition to new computerized mail sorters that are expected to achieve efficiencies in targeting specific groups, and the replacement of other existing production equipment at the Company's production facilities. The Company also continued to roll out personal computers and peripherals to the sales force to allow for a greater focus on customer service. Computer hardware was also upgraded in other areas of the Company to meet the needs of financial and operational software currently being developed by the Company. The developed software is expected to improve operating efficiency and reduce overhead.

   The Company's current capital plan calls for fiscal 1998 expenditures to be slightly less than fiscal 1997 expenditures. Cash provided by operating activities was sufficient to cover fiscal 1997 capital additions and continues to be the expected source of financing for the planned fiscal 1998 capital investments.


Stockholders' Deficiency Stockholders' deficiency decreased $25.3 million from the prior year to a net deficiency of $59.9 million. The decrease was essentially related to the Company's fiscal 1997 net income of $26.8 million and $2.9 million of employee stock plan activity and related tax benefits relating to the vesting of restricted stock and exercise of stock options. Slightly offsetting these increases was $4.7 million of common stock purchases for treasury primarily related to the buyback program announced by the Company in April 1997. Subsequent to year end, on September 29, 1997, the Company purchased
1.9 million shares at a total purchase price of $34.8 million from Warburg Pincus Capital Partners L.P., the Company's largest shareholder at September 27, 1997. The Company financed this transaction through available credit commitments under its renegotiated credit agreement. After this transaction there are approximately one million shares approved for purchase under the buyback program.


Liquidity Cash flow is generated from operating activities and is the Company's primary resource for funding working capital, capital investments and other operating requirements. The Company also has available commitments under its renegotiated credit agreement, which may be used to fund operating activities.

   Cash provided by operating activities increased over the prior year by $22.6 million. The year over year increase was largely related to the $15.5 million growth in operating results, as compared to an $18.1 million decrease in operating results in the prior year. Year over year changes in accounts receivable and accounts payable due to the timing of cash receipts and cash disbursements, respectively, the increases in accrued incentive compensation as a result of the improved operating results and the variance in paper inventory as a result of the Company's change in its inventory purchasing strategy were also major components affecting the cash provided by operating activities.

   Overall cash and cash equivalents increased $12.7 million over fiscal 1996. Cash flows from operating activities were offset in part by cash expenditures primarily related to property and equipment purchases of $28.6 million and debt repayments of $17.6 million. In the prior fiscal year the payment of the Special Dividend and the related debt transactions were the primary reasons for the overall $10.5 million decrease in cash and cash equivalents.

   During fiscal 1996, the Company entered into a ten-year agreement with Integrated System Solutions Corporation, now known as IBM Global Services, to provide systems development and technical support to the Company. The contract allows for cancellation after the completion of the third year, subject to termination charges ranging between $3.1 million and $.5 million depending on the year in which the cancellation becomes effective. During fiscal 1997 the Company incurred $15.9 million in fees related to the contract, half of which related to software development. Future commitments for the noncancellable portion of the agreement, excluding termination fees and the cost of living adjustments are $14.9 million and $10.7 million for fiscal years 1998 and 1999, respectively. The Company anticipates funding these fees through continuing operations.


Financing Arrangements On September 29, 1997, the Company renegotiated the terms of its credit agreement dated March 4, 1996. The more significant amendments made to the agreement (the "Amended Agreement") were an increase in available commitments from $250 million to $300 million, a decrease in interest rates and an increase in the authorized amount of the Company's capital stock that it may purchase from $40 million to $100 million.

   The Amended Agreement provides for credit facilities consisting of a $135 million term loan and a $165 million reducing revolving line of credit, both maturing at various dates through September 2003. Available commitments under the Amended Agreement, including fiscal 1998 additional net borrowings of $37 million through November 1997 totaled approximately $102 million.

   The debt bears interest at either the London Interbank Offered Rate ("LIBOR") or at the bank's "base rate", whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). The "applicable margin" under the Amended Agreement ranges from .50% to 1.50% on the LIBOR rate and 0% to

ADVO, INC.




 .25% on the base rate versus the applicable margin under the March 4, 1996 agreement of 1.50% to 3.00% and .25% to 1.75%, respectively. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

   The Company is required to maintain certain financial ratios under the Amended Agreement. In addition, the Amended Agreement also places restrictions on disposal of assets, mergers and acquisitions, dividend payments, investments and additional debt.

   In connection with the Amended Agreement, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three month LIBOR rates exceeding 8.0% per annum as to a notional principal amount equal to the lesser of $100 million or 50% of the aggregate principal amount of the loans made on the effective date, for a period of at least two years. During the prior year, the Company entered into two separate two year Interest Rate Collar Agreements to hedge notional amounts totaling $150 million. The cap rates range from 7.39% to 8.0% with the floor rate ranging from 5.0% to 5.5%. These agreements entitle the Company to pay no more or less than the specified limits plus applicable margin, as defined. The Company believes the interest rate collar agreements limit substantial risk should interest rates fluctuate. The interest rate collar agreements had no effect on interest expense in either fiscal 1997 or 1996.

   During fiscal 1997, the Company repaid $17.6 million of the fiscal 1996 long term debt balance with funds generated from continuing operations. As defined by the March 4, 1996 agreement, $11.0 million of the 1997 repayments related to a fiscal 1996 "Excess Cash Flow" calculation. No excess cash flow payment is required for fiscal 1997 or under the Amended Agreement. The total fiscal 1998 maturities of long-term debt of $10.1 million, as well as future scheduled repayments, are expected to be paid through funds generated from ongoing operations.


Year 2000 Compliance The Company recently put in place a team of individuals dedicated to analyzing the issues associated with the year 2000 compliance. The costs and effects on financial results of year 2000 compliance are unknown by the Company at this time.


Forward Looking Statements Except for the historical information stated herein, the matters discussed in this Financial Report contain forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements are accompanied by cautionary factors which would cause the Company's actual results to differ materially from those in the forward looking statements. Such factors include but are not limited to changes in customer demand; postal and paper prices; the realization of benefits associated with the Company's reengineering initiative; possible governmental regulation or legislation affecting aspects of the Company's business; the risk of damage to the Company's data centers and telecommunication lines; the efficiencies achieved with technology upgrades; the amount of shares the Company will purchase in the future under its buyback program; the evaluation of the impact of year 2000 costs; and other general economic factors.

ADVO, INC.

                     Consolidated Statements of Operations

                                                                     Year ended           Year ended          Year ended
                                                                    September 27,        September 28,       September 30,
(In thousands, except per share data)                                   1997                 1996                1995
--------------------------------------------------------------------------------------------------------------------------
Revenues                                                             $1,016,492            $986,162           $1,011,904
Costs and expenses:
   Cost of sales                                                        757,413             761,506              764,198
   Selling, general and administrative                                  195,196             184,084              198,496
   Nonrecurring charges                                                      --              12,082                   --
   Provision for bad debts                                                5,374               3,701                2,953
--------------------------------------------------------------------------------------------------------------------------
Operating income                                                         58,509              24,789               46,257
Gain on sale of business lines                                               --               2,687                2,243
Interest income (1)                                                         687               1,285                2,817
Interest expense                                                         14,820               9,669                   --
Other expense                                                               660                 556                  772
--------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                               43,716              18,536               50,545
Provision for income taxes                                               16,918               7,229               19,596
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                        26,798              11,307               30,949

Discontinued operations:
   Loss from discontinued operations, net of tax                             --                  --               (3,522)
   Loss on disposal of discontinued operations, net of tax                   --              (8,199)                (931)
--------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                     26,798               3,108               26,496
Cumulative effect of change in accounting for postemployment
   benefits, net of tax                                                      --                  --               (1,545)
--------------------------------------------------------------------------------------------------------------------------
Net income                                                           $   26,798            $  3,108           $   24,951
--------------------------------------------------------------------------------------------------------------------------

Earnings per share:
     Earnings from continuing operations                             $     1.09            $    .47           $     1.33
     Discontinued operations:
        Loss from discontinued operations, net of tax                        --                  --                 (.15)
        Loss on disposal of discontinued operations, net of tax              --                (.34)                (.04)
     Cumulative effect of change in accounting for postemployment
        benefits, net of tax                                                 --                  --                 (.07)
--------------------------------------------------------------------------------------------------------------------------
        Net earnings per share                                       $     1.09            $    .13           $     1.07

   Dividends declared per share                                      $       --            $ 10.025           $      .10

Weighted average common and common equivalent shares                     24,688              24,126               23,286
--------------------------------------------------------------------------------------------------------------------------

(1) Includes interest income from related party of $458,000, $1,219,000 and $2,757,000 in fiscal 1997,1996 and 1995, respectively.

See accompanying Notes to Consolidated Financial Statements

ADVO, INC.

                   Consolidated Balance Sheets

                                                                                         September 27,       September 28,
(In thousands, except share data)                                                            1997                1996
--------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents (1)                                                          $  25,963            $  13,303
   Accounts receivable, less allowances of $5,160 in 1997 and $4,226 in 1996                 66,664               62,668
   Inventories                                                                                4,149                7,518
   Prepaid expenses and other current assets                                                  4,759                4,512
   Deferred income taxes                                                                     14,248               15,839
--------------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                                   115,783              103,840
Property, plant and equipment-net                                                            76,092               64,175
Other assets                                                                                 16,678               17,111
--------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                         $ 208,553            $ 185,126


Liabilities and Stockholders' Deficiency
Current liabilities:
   Current portion of long-term debt                                                      $  10,125            $   7,225
   Accounts payable                                                                          44,644               37,868
   Accrued compensation and benefits                                                         29,245               22,892
   Customer advances                                                                          3,409                5,960
   Federal and state income taxes payable                                                     7,080                5,877
   Accrued other expenses                                                                    21,080               20,257
--------------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                              115,583              100,079
Long-term debt                                                                              140,666              161,125
Deferred income taxes                                                                         9,589                6,618
Other liabilities                                                                             2,636                2,509
Stockholders' deficiency:
   Series A Convertible Preferred Stock, $.01 par value
   (Authorized 5,000,000 shares, none issued)                                                    --                   --
   Common Stock, $.01 par value (Authorized 40,000,000 shares,
     Issued 28,428,952 in 1997 and 27,900,756 in 1996)                                          284                  279
   Additional paid-in capital                                                               163,317              160,704
   Accumulated deficit                                                                     (155,113)            (181,914)
   Less shares of common stock held in treasury at cost,
     4,077,371 in 1997 and 3,804,363 in 1996                                                (68,409)             (64,274)
--------------------------------------------------------------------------------------------------------------------------
     Total Stockholders' Deficiency                                                         (59,921)             (85,205)
--------------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Deficiency                                       $ 208,553            $ 185,126
--------------------------------------------------------------------------------------------------------------------------

(1) Includes cash and cash equivalents invested with related party of $11,613,000 at September 27, 1997 and $5,362,000 at September 28, 1996.

See accompanying Notes to Consolidated Financial Statements

ADVO, INC.

                     Consolidated Statements of Cash Flows

                                                                     Year ended           Year ended          Year ended
                                                                    September 27,        September 28,       September 30,
(In thousands)                                                          1997                 1996                1995
--------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing operating activities:
   Net income                                                          $ 26,798           $   3,108             $ 24,951
   Less: Loss from discontinued operations                                   --              (8,199)              (4,453)
--------------------------------------------------------------------------------------------------------------------------
Income from continuing operations (includes accounting change)           26,798              11,307               29,404
Adjustments to reconcile net income to
  net cash flows from continuing operating activities:
     Cumulative effect of change in accounting
        for postemployment benefits                                          --                  --                1,545
     Cashless option exercises and option repricing                          --               8,747                   --
     Depreciation                                                        16,150              12,967               11,641
     Amortization                                                         2,096               2,203                2,690
     Deferred income taxes                                                4,562              (2,275)               4,232
     Provision for bad debts                                              5,374               3,701                2,953
     Gain on sale of business lines                                          --              (2,687)              (2,243)
     Other                                                                  528                   1                  361
Change in operating assets and liabilities, net of
 effects of acquisitions:
     Accounts receivable                                                 (9,370)             (5,280)             (16,188)
     Inventories                                                          3,369                 470               (3,533)
     Prepaid expenses and other current assets                             (247)                539                  131
     Other assets                                                        (1,367)                332                  458
     Accounts payable                                                     6,776              13,401                 (157)
     Accrued compensation and benefits                                    6,353              (2,815)              (2,232)
     Customer advances                                                   (2,551)             (4,350)              (2,890)
     Federal and state income taxes payable                               1,732               4,486                  904
     Other liabilities                                                      950              (2,155)             (12,367)
--------------------------------------------------------------------------------------------------------------------------
     Net cash provided by continuing operating activities                61,153              38,592               14,709

Cash flows from continuing investing activities:
   Proceeds from sale of business lines                                      --                 742                9,000
   Acquisitions, net of cash acquired                                        --                  --               (2,448)
   Expenditures for property, plant and equipment                       (28,615)            (17,679)             (20,315)
   Proceeds from disposals of property and equipment                         18                  10                   11
   Available-for-sale securities - purchases                                 --             (49,604)             (55,899)
   Available-for-sale securities - sales and maturities                      --              80,482               56,355
--------------------------------------------------------------------------------------------------------------------------
     Net cash (used) provided by continuing investing activities        (28,597)             13,951              (13,296)

Cash flows from continuing financing activities:
   Proceeds from long-term borrowings - term loans                           --             155,000                   --
   Payments on long-term borrowings - term loans                        (17,559)             (1,650)                  --
   Revolving line of credit - net                                            --              15,000                   --
   Payment of debt issue costs                                               --              (5,458)                  --
   Proceeds from exercise of warrants                                        --               7,200                   --
   Proceeds from exercise of stock options                                2,323               2,473                1,811
   Purchases of common stock for treasury                                (4,660)               (741)              (4,260)
   Cash dividends paid                                                       --            (240,561)              (2,078)
--------------------------------------------------------------------------------------------------------------------------
     Net cash used in continuing financing activities                   (19,896)            (68,737)              (4,527)
--------------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) by discontinued operations                     --               5,648              (12,785)
--------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                         12,660             (10,546)             (15,899)
Cash and cash equivalents at beginning of year                           13,303              23,849               39,748
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $ 25,963           $  13,303             $ 23,849
--------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

ADVO, INC.

    Consolidated Statements of Changes in Stockholders' Equity (Deficiency)

                                                                                            Unrealized
                                                                                           gains (losses)
                                                                              Additional    on available-  Accumulated    Total
(In thousands, except              Common stock        Treasury stock          paid-in      for-sale        earnings      equity
per share data)                  Shares     Amount    Shares    Amount         capital      securities      (deficit)   (deficiency)

-----------------------------------------------------------------------------------------------------------------------------------
Balance --
   September 24, 1994            24,393      $244    (3,521)    $(59,273)      $134,881      $  0         $32,146        $107,998
Purchase of common
   stock for treasury                                  (238)      (4,260)                                                  (4,260)
Grants of restricted stock           11
Exercise of stock options           179         2                                 1,809                                     1,811
Tax effect --
   employee stock plans                                                             699                                       699
Amortization of deferred
   compensation (1)                                                               1,346                                     1,346
Cash dividends declared
   ($.10 per share)                                                                                        (2,077)         (2,077)
Unrealized losses on
   available-for-sale
   securities                                                                                 (62)                            (62)
Net Income                                                                                                 24,951          24,951
-----------------------------------------------------------------------------------------------------------------------------------

Balance --
   September 30, 1995            24,583      $246    (3,759)    $(63,533)      $138,735      $(62)        $55,020        $130,406
Purchase of common
   stock for treasury                                   (45)        (741)                                                    (741)
Cancellation of restricted stock     (5)
Exercise of stock options
   and warrants                   3,323        33                                18,387                                    18,420
Tax effect--
   employee stock plans                                                           2,973                                     2,973
Amortization of deferred
   compensation (1)                                                                 609                                       609
Cash dividends declared
   ($10.025 per share)                                                                                   (240,042)       (240,042)
Unrealized gains on
   available-for-sale
   securities                                                                                  62                              62
Net Income                                                                                                  3,108           3,108
-----------------------------------------------------------------------------------------------------------------------------------

Balance --
   September 28, 1996            27,901      $279    (3,804)    $(64,274)      $160,704      $  0       $(181,914)       $(85,205)
Purchase of common
   stock for treasury                                  (304)      (4,660)                                                  (4,660)
Grants of restricted stock           31                  30          506           (506)
Exercise of stock options           497         5         1           19          2,299                                     2,323
Tax effect --
   employee stock plans                                                             529                                       529
Amortization of deferred
   compensation and other (1)                                                       291                         3             294
Net Income                                                                                                 26,798          26,798
-----------------------------------------------------------------------------------------------------------------------------------

Balance --
   September 27, 1997            28,429      $284    (4,077)    $(68,409)      $163,317      $  0       $(155,113)       $(59,921)
-----------------------------------------------------------------------------------------------------------------------------------

(1) Unamortized deferred compensation at September 27, 1997, September 28, 1996 and September 30, 1995 was $780,000, $140,000 and $836,000, respectively.

See accompanying Notes to Consolidated Financial Statements

ADVO, INC.

                  Notes to Consolidated Financial Statements





Note 1  Summary of Accounting Policies

Organization ADVO, Inc. ("ADVO"or the "Company") is a direct marketing firm primarily engaged in soliciting and processing printed advertising from retailers, manufacturers and service companies for targeted distribution by both shared and solo mail to consumer households in the United States on a national, regional and local basis. Founded in 1929 as a hand delivery company, ADVO entered the direct mail industry as a solo mailer in 1946 and began its shared mail program in 1980. The Company currently is the largest commercial user of third-class mail in the United States.

   ADVO's direct mail products and services include shared mail and solo mail. ADVO also provides certain transportation and ancillary services in conjunction with its direct mail programs. The Company's predominant source of revenue is from its shared mail programs. In these programs, the advertisements of several advertisers are combined in a single mail package. This offers the features of penetration and targeted marketing at a significant cost reduction when compared to mailing on an individual or solo mail basis. The Company's client base consists of national and local grocers, fast food chains, drug stores and local retailers.

Principles of Consolidation The consolidated financial statements include the accounts of ADVO and its subsidiaries. All significant intercompany transactions and balances among ADVO and its subsidiaries have been eliminated. Certain reclassifications have been made in the fiscal 1996 and 1995 financial statements to conform with the fiscal 1997 presentation. ADVO's fiscal closing date is the last Saturday in September. The fiscal year includes operations for a 52-week period in 1997 and 1996 and a 53-week period in 1995.

Cash and Cash Equivalents Cash and cash equivalents include highly liquid investment instruments with original maturities of three months or less when purchased. These investments are valued at cost, which approximates market.

Inventories Inventories, which consist of raw materials, finished goods and spare parts, are valued at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment Property, plant and equipment are recorded at cost and include amounts associated with the development of software for internal use. Depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the respective assets (ranging from 2 to 35 years) or over the terms of the related leases for the leasehold improvements.

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

Stock Based Compensation The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations in accounting for its employee stock plans.

Earnings Per Share Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during the year. Common share equivalents consist of the average number of shares issuable upon the exercise of warrants and options. Primary and fully diluted earnings per share are not significantly different.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates.


Note 2  Acquisitions

In fiscal 1995, the Company acquired the Door Store, a local alternate delivery company, for approximately $2.4 million. This acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired company have been included in the consolidated statements of operations from its acquisition date. The acquired assets have been recorded at their estimated fair values. This acquisition did not have a material pro forma effect on operations for periods prior to the acquisition.

   The excess of the purchase price over the estimated fair values of net assets acquired in connection with acquisitions by the Company amounted to $4.5 million and $4.9 million, net of accumulated amortization and is reflected in other assets at September 27, 1997 and September 28, 1996, respectively. Also included in other assets at September 27, page.30

ADVO, INC.





1997 and September 28, 1996 is $2.8 million and $3.6 million, respectively, of other intangible assets, net of accumulated amortization, which were acquired in the acquisitions. As of September 27, 1997 and September 28, 1996, accumulated amortization of goodwill and other intangibles was $7.8 million and $6.7 million, respectively.


Note 3  Discontinued Operations

In September 1995, the Company initiated a plan to sell its in-store marketing segment. Through the date of the preparation of the fiscal 1995 financial statements, the Company was in the process of negotiating the sale. At that time, management estimated its loss on disposal to be $1.4 million ($.9 million net of tax) consisting of a provision for anticipated operating losses during the phase out period and other costs directly related to the sale.

   On March 1, 1996 the Company completed the sale of substantially all of the net operating assets of this segment. The net assets were sold at book value in exchange for $5.0 million in cash and a long-term note receivable for $10.8 million. The operating results of the segment through the date of disposal were worse than anticipated, which caused losses in excess of the estimates provided in fiscal 1995. The additional losses affected the ultimate terms of the transaction, including the terms of the related note, and caused substantial doubt as to whether the note could be paid by the buyer. Accordingly, the Company ultimately determined that the sales price should not reflect the note and immediately wrote it off. This write off, together with the additional operating losses, were reflected in the fiscal 1996 loss on disposal of discontinued operations, net of tax. The Company did not provide any debt or contract performance guarantees on behalf of the business sold.

   The results of the discontinued operations reflected in the consolidated statements of operations are as follows:

                                                 Year ended      Year ended
                                                September 28,   September 30,
(In thousands)                                      1996            1995
------------------------------------------------------------------------------
Revenues                                          $ 19,283       $ 57,668
------------------------------------------------------------------------------
Loss before
  income taxes                                          --       $ (5,361)
Income tax
  benefit                                               --         (1,839)
------------------------------------------------------------------------------
Loss from discontinued
  operations, net of tax                                --       $ (3,522)
------------------------------------------------------------------------------
Losses to disposal date                           $(13,827)      $ (1,432)
Income tax benefit                                  (5,628)          (501)
------------------------------------------------------------------------------
Loss on disposal
  of discontinued
  operations, net of tax                          $ (8,199)      $   (931)
------------------------------------------------------------------------------


Note 4  Property, Plant and Equipment

Balances of major classes of property, plant and equipment and accumulated depreciation and amortization are as follows:

                                                September 27,    September 28,
(In thousands)                                      1997             1996
------------------------------------------------------------------------------
Land, buildings and building
  improvements                                   $  8,083        $   7,623
Leasehold improvements                             11,867           12,014
Machinery and equipment                            71,844           66,857
Furniture and fixtures                             17,719           17,206
Computer hardware                                  33,145           25,370
Computer software and
  software development                             24,333           12,959
------------------------------------------------------------------------------
  Total                                          $166,991        $ 142,029
Less accumulated depreciation
  and amortization                                 90,899           77,854
------------------------------------------------------------------------------
Property, plant and equipment-net                $ 76,092        $  64,175
------------------------------------------------------------------------------


Note 5  Accrued Compensation and Benefits

The composition of accrued compensation and benefits is as follows:

                                              September 27,      September 28,
(In thousands)                                    1997               1996
------------------------------------------------------------------------------
Employee compensation                           $18,316            $13,048
Workers' compensation                             5,638              4,924
Employee withholdings and
  other benefits                                  5,291              4,920
------------------------------------------------------------------------------
  Total                                         $29,245            $22,892
------------------------------------------------------------------------------

Note 6  Financing Arrangements

On September 29, 1997, the Company renegotiated the terms of its credit agreement dated March 4, 1996. The more significant amendments made to the agreement (the "Amended Agreement") were an increase in available commitments from $250 million to $300 million, a decrease in interest rates and an increase in the authorized amount of the Company's capital stock that the Company may purchase from $40 million to $100 million. The Company paid a $1.3 million arrangement fee in connection with the Amended Agreement. Also on September 29, 1997, the Company borrowed an additional $34.8 million to fund the purchase of 1,936,098 shares of its common stock from Warburg, Pincus Capital Partners, L.P. (see Note 7).

   The Amended Agreement provides for credit facilities consisting of a $135 million term loan and a $165 million reducing revolving line of credit, both maturing at various dates through September 2003. The commitment levels on the revolving line range from a high of $165 million, from inception through December 1999, to a low of $22.5 million, for the period June page.31

ADVO, INC.





2003 through September 2003. Mandatory repayments of debt in defined amounts are required in the event of certain triggering events including the sale of assets. The Company and its subsidiaries have pledged all of their assets as collateral for the credit agreement.

   The total outstanding credit facilities at September 27, 1997 and September 28, 1996 reflect the March 4, 1996 credit agreement. The current portion of long term debt at September 27, 1997 reflects the repayment schedule of the Amended Agreement.

   The outstanding facilities balance consists of the following:

                                                 September 27,   September 28,
(In thousands)                                       1997            1996
------------------------------------------------------------------------------
Revolving line of credit                         $  15,000       $  15,000
Term loan - A                                       52,165          63,600
Term loan - B                                       83,626          89,750
------------------------------------------------------------------------------
                                                   150,791         168,350
Less: Current portion of
  long-term debt                                    10,125           7,225
------------------------------------------------------------------------------
                                                 $ 140,666       $ 161,125
------------------------------------------------------------------------------

The debt bears interest at either the London Interbank Offered Rate ("LIBOR") or at the bank's "base rate", whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). The "applicable margin" under the Amended Agreement ranges from .50% to 1.50% on the LIBOR rate and 0% to .25% on the base rate versus the applicable margin under the March 4, 1996 agreement of 1.50% to 3.00% and .25% to 1.75%, respectively. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter. The interest rate at September 27, 1997 and September 28, 1996 was 7.21% and 7.57%, respectively, on the revolving line of credit and on Term loan - A; and for Term loan - B, 8.71% and 8.57%, respectively.

   The Company is required to maintain certain financial ratios under the Amended Agreement. In addition, the Amended Agreement also places restrictions on disposal of assets, mergers and acquisitions, dividend payments, investments and additional debt.

   In connection with the Amended Agreement, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three month LIBOR rates exceeding 8.0% per annum as to a notional principal amount equal to the lessor of $100 million or 50% of the aggregate principal amount of the loans made on the effective date, for a period of at least two years. During the prior year, the Company entered into two separate two year Interest Rate Collar Agreements to hedge notional amounts totaling $150 million. The cap rates range from 7.39% to 8.0% with the floor rate ranging from 5.0% to 5.5%. These agreements entitle the Company to pay no more or less than the specified limits plus applicable margin, as defined. The Company believes the interest rate collar agreements limit substantial risk should interest rates fluctuate. The interest rate collar agreements had no effect on interest expense in either fiscal 1997 or 1996.

   The Company pays fees on the unused commitments under the Amended Agreement at a rate ranging from .175% to .375% depending on the Company's total debt ratio, as defined. Commitment fees under the March 4, 1996 agreement were .375% or .50% depending on the total debt ratio, as defined. As of September 27, 1997 and September 28, 1996, $70 million of the revolver was available for future borrowings.

   Total maturities of long-term debt over the next five fiscal years and thereafter at September 27, 1997 reflect the Amended Agreement and are as follows:

(In thousands)
-------------------------------------------------------------------------------
1998                                                                  $ 10,125
1999                                                                    16,200
2000                                                                    20,250
2001                                                                    22,950
2002                                                                    27,002
Thereafter                                                              54,264
-------------------------------------------------------------------------------
Total maturities                                                      $150,791
-------------------------------------------------------------------------------

The revolving line of credit has been classified as long-term since management has the intent and ability to maintain the September 27, 1997 outstanding balance throughout fiscal 1998.

   The Company capitalized debt issue costs directly associated with the issuance of the March 4, 1996 Agreement totaling $5.5 million. These costs are included in other assets and are being amortized over the term of the debt agreement. At September 27, 1997 and September 28, 1996 unamortized costs totaled $4.4 million and $5.1 million, respectively.

   The Company has outstanding letters of credit totaling approximately $6.6 million under separate agreements primarily related to its workers' compensation program.

   Carrying amounts of the financing arrangements approximate fair value.

Note 7 Stockholders' Equity (Deficiency)
-------------------------------------------------------------------------------
On August 27, 1986, 2,301,780 warrants to purchase shares of ADVO common stock were issued to Warburg, Pincus Capital Partners, L.P. ("Warburg"), Welsh, Carson, Anderson & Stowe IV (WCAS IV) and WCAS Venture Partners (WCAS VP) (together, the "Investors") for $1,000,000. On February 15, 1996, Warburg, who was the Company's largest shareholder page.32

ADVO, INC.





at September 27, 1997, exercised the last outstanding warrants and purchased 2,666,667 shares of common stock at an exercise price of $2.70 per share.

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

   On April 30, 1997, the Company announced a stock buyback program to purchase up to 2 million shares of the Company's common stock. As of September 27, 1997, the Company had purchased 208,600 shares for $3.4 million in connection with the buyback program. On September 29, 1997, the Company increased its stock buyback program authorization to 3.2 million shares. In connection with the increased authorization, the Company purchased 1,936,098 shares of its common stock from Warburg for $34.8 million.

   At September 27, 1997 there were 2,260,438 shares of common stock reserved for issuance upon the exercise of stock options.

Note 8  Gain on Sale of Business Lines
-------------------------------------------------------------------------------
MidCoast Press, the Company's commercial web offset printer, was sold during the first quarter of fiscal 1996 for $4.2 million, of which $3.5 million was in the form of a non-recourse note. The note was structured to require interim interest payments with a balloon payment to be paid in full on December 31, 2002. The note will be paid off earlier if specific criteria are met regarding the cash flows of the divested company. The note bears interest at the rate of 7% per annum. The Company recognized a before tax gain of $2.7 million ($1.7 million after tax or $.07 per share) in conjunction with the sale.

   During the first quarter of fiscal 1995, the Company sold its 50% ownership in InfoBase Services and recognized a before tax gain on this transaction of $2.2 million ($1.4 million after tax or $.06 per share).

Note 9  Postemployment Benefits
-------------------------------------------------------------------------------
The Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS No. 112") in accounting for short-term disability benefits and severance and related medical benefits during the Company's first quarter of fiscal 1995. Under SFAS No. 112, the Company accrues these benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid. The Company previously recognized the cost of providing these benefits on a cash basis. The cumulative effect of this change in accounting for postemployment benefits resulted in a one-time after tax charge of $1.5 million or $.07 per share.

Note 10  Savings Plans
-------------------------------------------------------------------------------
The Company has a savings plan for salaried employees which qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and other non-qualified savings plans. All plans feature both employee and employer matching contributions. The expense for matching contributions was $3.4 million, $3.7 million and $3.8 million for fiscal 1997, 1996 and 1995, respectively.

Note 11  Stock Compensation Plans
-------------------------------------------------------------------------------
As of September 27, 1997 the Company has five stock based compensation plans, three are fixed stock option plans (the 1986 Stock Option Plan, the 1988 Stock Option Plan and the 1995 Non-Employee Directors' Stock Option Plan) and two are nonvested stock plans (the 1986 Employee Restricted Stock Plan and the 1990 Non-Employee Directors' Restricted Stock Plan). The Company applies APB Opinion No. 25 in accounting for its plans. Since all options are granted with an exercise price equal to the fair market value on the date of the grant, no compensation cost has been recognized for the fixed option stock grants. The market value of shares at the date of the nonvested stock award in excess of cash consideration received is charged to operations over the stock award's restriction period. The compensation costs associated with the nonvested stock plans are disclosed below.

   Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation"("SFAS No. 123"), and has been determined as if the Company had accounted for its employee stock options under the fair value method of the statement. The fair value of the fixed stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively:

                                                                         page.33

ADVO, INC.





dividend yield of zero percent for both years; volatility factor of expected market price of the Company's common stock of .32 and .36; risk-free interest rates ranging from 4.8 to 7.3 percent and 5.4 to 6.3 percent; and the expected life of an option ranging from 1.5 years to 7 years for both years. The weighted average fair value of options granted in 1997 and 1996 was $4.61 for both years.


                                                 September 27,   September 28,
(In thousands, except per share amounts)             1997            1996
-------------------------------------------------------------------------------
Pro forma net income                                 $25,386       $  2,802
Pro forma net earnings per share                     $  1.04       $    .12
-------------------------------------------------------------------------------

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the fixed stock options vesting period ranging from 1 to 4 years. The pro forma information during the initial phase-in period, as required by SFAS No. 123, was based on fixed stock options granted during fiscal 1996 and fiscal 1997. Therefore, the pro forma information may not be indicative of the effects of compensation cost on pro forma net income and net earnings per share in future years since the options vest over several years and new grants are possible.

Fixed Stock Option Plans The 1986 Stock Option Plan and the 1988 Stock Option Plan provide for the granting of non-qualified options for the purchase of up to 5,425,000 shares of common stock to key employees. The terms of the options may not exceed ten years, and the option prices shall not be less than the fair market value of the common stock on the date of grant. Options generally are exercisable 25% each year, cumulatively, beginning one year from date of grant. Certain grants also stipulate that the market price of the Company's common stock must reach certain levels before the options become exercisable in addition to the 25% per year time vesting provisions. These options will become exercisable for 90 days at six years from the grant date if the market price provision is not met.

   The Company amended these plans with respect to options granted under the plans to make available reload options. The reload option feature allows for the exercise of options in "stock-for-stock" transactions enabling the employee to retain any further appreciation in the market value of shares traded in to pay the exercise price of the options and to satisfy tax withholding requirements. The expiration date of a reload option would be the same as that of the original option unless otherwise determined by the Company's Compensation Committee or Board of Directors. Reload options may be authorized with respect to options that are themselves granted as reload options.

   In connection with the Special Dividend (see Note 7), the Company made equitable adjustments to outstanding options. As a result, 2.1 million options were repriced. The repriced options have retained their original vesting schedules and expiration dates.

   The 1995 Non-Employee Directors' Stock Option Plan provides for the granting of non-qualified options for the purchase of shares of common stock. The terms of the options may not exceed ten years, and the option prices shall not be less than the fair market value of the common stock on the date of grant. Options generally are exercisable 25% each year, cumulatively, beginning one year from date of grant.

   At September 27, 1997 and September 28, 1996 there were 588,769 and 413,709 options available for future grant under the fixed stock option plans, respectively.

   The following tables summarize information about all of the Company's fixed stock option plans:

                                                             Weighted Average
                                              Shares          Exercise Price
------------------------------------------------------------------------------
Outstanding at September 24, 1994           2,351,154           $ 14.703
Granted                                       632,096             18.071
Cancelled                                     (65,707)            18.189
Exercised                                    (212,335)            11.395
------------------------------------------------------------------------------
Outstanding at September 30, 1995           2,705,208             15.672
Granted                                     2,871,129              9.869
Cancelled                                  (2,296,127)            18.122
Exercised                                    (939,560)             7.514
------------------------------------------------------------------------------
Outstanding at September 28, 1996           2,340,650              9.425
Granted                                     1,222,227             13.665
Cancelled                                    (269,637)             9.619
Exercised                                  (1,032,802)             9.078
------------------------------------------------------------------------------
Outstanding at September 27, 1997           2,260,438            $11.853
------------------------------------------------------------------------------


                              Options Outstanding

                                              Weighted-Average
                          Outstanding as of      Remaining      Weighted-Average
Range of Exercise Prices  September 27, 1997  Contractual Life   Exercise Price
--------------------------------------------------------------------------------
$ 5.000 - $ 7.625              84,202               5.5            $  6.937
  8.000 -   8.625             486,536               4.7               8.285
  9.100 -  12.250             575,279               6.6              11.735
 12.625 -  12.875             545,809               2.3              12.847
 13.500 -  14.125             456,800               9.3              14.094
 16.437 -  19.250             111,812               8.1              17.677
--------------------------------------------------------------------------------
                            2,260,438               5.7             $11.853
--------------------------------------------------------------------------------

page.34

ADVO, INC.





                              Options Exercisable

                                        Exercisable as of    Weighted-Average
Range of Exercise Prices               September 27, 1997     Exercise Price
------------------------------------------------------------------------------
$ 5.000 - $ 7.625                          56,352               $  6.984
  8.000 -   8.625                          69,217                  8.355
  9.100 -  12.250                         127,422                 11.075
 12.625 -  12.875                              --                     --
 13.500 -  14.125                             800                 14.125
 16.437 -  19.250                           3,575                 17.944
------------------------------------------------------------------------------
                                          257,366               $  9.553
------------------------------------------------------------------------------

Nonvested Stock Plans The 1986 Employee Restricted Stock Plan and 1990 Non-Employee Directors' Restricted Stock Plan provide for the granting of up to 2,592,500 shares of common stock to executives who, with certain exceptions, are subject to specified periods of continuous employment (generally vesting one-third per year over three years) and to directors. These shares are votable by the holders, and the vesting period is determined by the Board of Directors at the date of grant. The compensation cost charged against income over the restriction period was $.3 million, $.6 million, and $1.3 million for the years ended September 27, 1997, September 28, 1996 and September 30, 1995, respectively. Unamortized deferred compensation was $.8 million at September 27, 1997. There were 143,588 and 144,255 shares available for future grant under these plans at September 27, 1997 and September 28, 1996, respectively. The weighted average grant price of shares granted during fiscal 1997 and fiscal 1995 was $18.431 and $18.238, respectively. There were no shares granted during fiscal 1996.

   Certain participants in the 1986 Employee Restricted Stock Plan were given the opportunity to reinvest the Special Dividend applicable to restricted shares in the Company's common stock. Any such reinvestment will be distributed when the restricted shares vest.

   Information with respect to the Company's nonvested stock plans is summarized below:

                                                                       Shares
------------------------------------------------------------------------------
Outstanding at September 24, 1994                                   2,412,746
Granted                                                                10,500
------------------------------------------------------------------------------
Outstanding at September 30, 1995                                   2,423,246
Cancelled                                                              (5,001)
------------------------------------------------------------------------------
Outstanding at September 28, 1996                                   2,418,245
Granted                                                                31,000
Cancelled                                                                (333)
------------------------------------------------------------------------------

Outstanding at September 27, 1997                                   2,448,912
------------------------------------------------------------------------------

During fiscal 1997, 30,000 nonvested shares were awarded to an employee. These shares take on the same characteristics as the shares in the 1986 Employee Restricted Stock Plan.


Note 12  Nonrecurring Charges

In connection with the Special Dividend (see Note 7), the Company made equitable adjustments to outstanding unexercised employee stock options. Generally, the equitable adjustments were reductions in the exercise price of the outstanding unexercised employee stock options equal to the $10 per share Special Dividend payment. No modifications were made to any other terms of the options. This repricing changed the intrinsic value of the outstanding options and resulted in the Company recording $8.8 million of noncash compensation expense. Also included as nonrecurring charges were $3.3 million in legal and various other fees incurred as a result of the Company's exploration of strategic alternatives to enhance shareholder value which resulted in the payment of the Special Dividend.


Note 13  Restructure Reserve

In fiscal 1993, the Company recorded a $25.8 million charge for a plan of restructuring. The plan included the shutdown/relocation of certain operating facilities aimed at repositioning their location in more geographically strategic areas, the reorganization and centralization of the Company's operations and the discontinuance of certain unprofitable Micromarketing initiatives.

   At September 27, 1997 the Company had remaining liabilities relating to its plan of restructuring of $0.4 million, principally relating to obligations existing under operating leases of exited business operations. These operating leases provide for obligations extending through the year 2000. All significant elements of the Company's plan of restructure were completed by the end of its fiscal 1997 year.

   For fiscal 1997, 1996, and 1995, respectively, $1.6 million, $7.3 million and $3.6 million were charged to the reserve for cash payments related to severance costs and other termination based arrangements for exited activities and the centralization of operations. For fiscal 1997, 1996, and 1995, $0.1 million, $0.6 million and $3.6 million, respectively, were charged for cash payments related to facility closure and downsizing costs and $0.1 million in fiscal 1995 was charged to the reserve for the write off of assets associated with exited activities. For the three year period ending September 27, 1997, a total of 480 employees were terminated from all functions of the organization (representing approximately 20% of the salaried workforce) under the restructuring plan.

                                                                         page.35

ADVO, INC.






Note 14  Income Taxes

The components of the provision for income taxes on continuing operations are as follows:

                                Year ended        Year ended       Year ended
                               September 27,    September 28,    September 30,
(In thousands)                     1997             1996             1995
------------------------------------------------------------------------------
Federal:
  Current                         $10,660           $5,494        $ 12,910
  Deferred                          3,844              505           3,429
------------------------------------------------------------------------------
  Total Federal                    14,504            5,999          16,339

State:
  Current                           1,696              742           2,454
  Deferred                            718              488             803
------------------------------------------------------------------------------
  Total State                       2,414            1,230           3,257
------------------------------------------------------------------------------
  Total Provision                 $16,918           $7,229         $19,596
------------------------------------------------------------------------------

The Company's effective income tax rate for continuing operations differed from the Federal statutory rate for the following reasons:

                                     Year ended     Year ended      Year ended
                                    September 27,  September 28,   September 30,
                                        1997           1996            1995
-------------------------------------------------------------------------------
Federal statutory rate                  35.0%         35.0%           35.0%
State income taxes,
  net of federal benefit                 3.6           4.3             4.1
Targeted jobs tax credit                  --            --             (.2)
Other                                     .1           (.3)            (.1)
-------------------------------------------------------------------------------
Effective income tax rate               38.7%         39.0%           38.8%
-------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                  September 27,   September 28,
(In thousands)                                        1997            1996
-------------------------------------------------------------------------------
Deferred Tax Assets:
  Reserve for deferred compensation               $  5,455         $  5,762
  Reserve for employee benefits                      4,123            3,610
  Loss due to discontinued operations                   --            2,948
  Other                                              5,567            4,262
-------------------------------------------------------------------------------
   Total deferred tax assets                        15,145           16,582
-------------------------------------------------------------------------------
Deferred Tax Liabilities:
  Tax over book depreciation
  and amortization                                 (10,486)          (7,361)
-------------------------------------------------------------------------------
Net federal and state deferred assets             $  4,659         $  9,221
-------------------------------------------------------------------------------

Note 15  Commitments and Contingencies

ADVO leases property and equipment under noncancellable operating lease agreements which expire at various dates through 2007. The leases generally provide that the Company pay the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 27, 1997 under long term noncancellable operating leases are as follows:

(In thousands)
-------------------------------------------------------------------------------
Fiscal year:
1998                                                                   $12,710
1999                                                                    10,394
2000                                                                     7,657
2001                                                                     6,300
2002                                                                     5,109
Thereafter                                                               9,183
-------------------------------------------------------------------------------
Total minimum lease payments                                           $51,353
-------------------------------------------------------------------------------

Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 27, 1997, September 28, 1996 and September 30, 1995 was approximately $17.1 million, $20.6 million and $22.8 million, respectively.

   During fiscal 1996, the Company entered into a ten-year agreement with Integrated System Solutions Corporation, now known as IBM Global Services, to provide systems development and technical support to the Company. The contract allows for cancellation after the completion of the third year, subject to termination charges ranging between $3.1 million and $.5 million depending on the year in which the cancellation becomes effective. Total base charges under the term of the agreement since inception through the year 2006 would be $106.0 million. The agreement also provides for the Company to pay a cost of living adjustment due to inflation increases beginning in fiscal 1997. Cost of living adjustments for fiscal 1997 totaled approximately $.3 million. Future commitments for the noncancellable portion of the agreement, excluding termination fees and the cost of living adjustments are $14.9 million and $10.7 million for fiscal years 1998 and 1999, respectively.

   ADVO is party to various legal proceedings and claims related to its normal business operations, including several suits in which it is a defendant. In the opinion of management, the Company has substantial and meritorious defenses for these claims and proceedings in which it is a defendant, and believes these matters will be ultimately resolved without material adverse effect on the consolidated financial position, results of operations and liquidity of the Company.

   Outstanding commitments for capital expenditures at September 27, 1997 totaled $9.6 million.


Note 16  Related Party Transactions

The Company invests in money market mutual funds through an investment advisor, Warburg, Pincus Counsellors, Inc. ("Counsellors"). The general partner of Warburg, Pincus Capital Partners, L.P.("Warburg"), the Company's largest shareholder at September 27, 1997, owns a majority interest in Counsellors. Income earned on investments managed by Counsellors was $.5 million, $1.2 million and $2.8 million in page.36

ADVO, INC.





fiscal 1997, 1996 and 1995, respectively. At September 27, 1997 and September 28, 1996, $11.6 million and $5.4 million, respectively, was being managed by Counsellors. Two Directors of the Company are officers of Warburg and another Director is a Director of the various Counsellors managed mutual funds.

   In addition, the Company purchased 1.9 million shares of its common stock from Warburg subsequent to year end. (See Note 7).


Note 17 Supplemental Cash Flow Information

Cash paid for income taxes was $11.0 million, $3.2 million and $11.8 million in fiscal 1997, 1996 and 1995, respectively. Cash paid for interest expense in fiscal 1997 and 1996 was $14.4 and $7.2 million, respectively. No interest expense payments were made in fiscal year 1995.

   Excluded from continuing investing activities was the effect of a certain noncash activity in which the Company received a note for $3.5 million in conjunction with the sale of a business line in fiscal 1996. (See Note 8.)


Note 18  Recent Accounting Pronouncements

In February of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share". The Statement establishes standards for computing and presenting earnings per share ("EPS"). The statement simplifies the standards for computing EPS previously found in APB Opinion No. 15, "Earnings Per Share", and makes them comparable to international EPS standards. The statement requires the presentation of basic and diluted EPS. Basic EPS excludes common stock equivalents, such as stock options, and is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if common stock equivalents, such as stock options, were exercised. The Company will adopt this statement in the first quarter of fiscal 1998 and expects that there will not be a material dilution to the Company's earnings per share as a result of the adoption.

   In June of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements. The financial statements are required to include certain components of net income, as well as, other transactions affecting stockholders' equity. This statement is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company in fiscal 1999.

   In June of 1997, the Financial Accounting Standards Board issued statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and interim financial stockholders' reports. The Statement requires the Company to report information by operating segment or in general on the basis which it uses internally for evaluating performance. The effective date of the Statement is for periods beginning after December 15, 1997. The Company will adopt this Statement in fiscal 1999.


Note 19  Quarterly Financial Data (Unaudited)

(In millions, except per share data)

Fiscal year ended            First       Second      Third        Fourth
September 27, 1997          Quarter     Quarter     Quarter      Quarter
-------------------------------------------------------------------------------
Revenues                     $255.1      $242.5      $258.2       $260.7
Gross profit                   62.8        58.2        69.3         68.8
Operating income               14.0         8.0        19.1         17.4
Net income                      6.2         2.6         9.4          8.6
Earnings per share              .25         .11         .38          .35
Common stock price
  High                           14 1/4      14 5/8      16 13/16     19 7/16
  Low                            11          11 5/8      11 3/8       15 5/8
-------------------------------------------------------------------------------

Fiscal year ended              First       Second      Third        Fourth
September 28, 1996            Quarter     Quarter     Quarter      Quarter
------------------------------------------------------------------------------
Revenues                       $256.5      $232.0      $245.7       $252.0
Gross profit                     56.6        46.7        55.5         65.9
Operating income (loss) (1)       8.3       (10.8)       11.7         15.6
Net income (loss)                 6.0       (14.4)        4.4          7.1
Earnings (loss) per share         .25        (.64)        .18          .29
Common stock price (2)
  High                             27 1/2      26 1/8      11 3/4       11 5/8
  Low                              22 3/4       9 1/4       9 1/8        9 1/8
------------------------------------------------------------------------------

(1) Operating income for the second quarter of fiscal 1996 includes nonrecurring charges of $12.1 million. (See Note 12.)

(2) The decrease in the market price during the second quarter of fiscal 1996 was reflective of the Special Dividend. (See Note 7.)

                                                                         page.37

ADVO, INC.






Report of Independent Auditors

To the Board of Directors and Stockholders of ADVO, Inc.

We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 27, 1997 and September 28, 1996, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity (deficiency) for each of the three years in the period ended September 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 27, 1997 and September 28, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 27, 1997 in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Hartford, Connecticut
October 21, 1997




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


/s/ Robert Kamerschen

Robert Kamerschen
Chairman and Chief Executive Officer
and acting Chief Financial Officer


/s/ Robert S. Hirst

Robert S. Hirst
Vice President and Controller


October 21, 1997

page.38