Form 10-K, Exhibit 13
period 1998-09-26
ADVO INC
filed 1998-12-17
CIK 801622

                                                                      EXHIBIT 13

Financial Contents



Selected Financial Data                                                   22
Financial Report                                                          23
Consolidated Statements of Operations                                     28
Consolidated Balance Sheets                                               29
Consolidated Statements of Cash Flows                                     30
Consolidated Statements of Changes in Stockholders' Equity (Deficiency)   31
Notes to Consolidated Financial Statements                                32
Report of Independent Auditors                                            40
Report of Financial Responsibility                                        40
Corporate Information                                                     41


                                                                   ADVO, INC. 21

                             Selected Financial Data



                                                  Year ended      Year ended     Year ended     Year ended      Year ended
                                                 September 26,   September 27,  September 28,  September 30,   September 24,
(In millions, except per share data)                 1998            1997           1996           1995            1994
---------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                                       $ 1,046.5      $ 1,016.5      $   986.2        $ 1,011.9         $   920.3
Operating income                                    72.1           58.5           24.8(2)          46.3              39.7
Income from continuing operations                   35.6           26.8           11.3             30.9              24.6
Net income                                          35.6           26.8            3.1             25.0              25.2
Earnings per common share from continuing
   operations--assuming dilution (1)                1.55           1.09            .47             1.33              1.03
Earnings per common share--
   assuming dilution (1)                            1.55           1.09            .13             1.07(3)           1.05
Dividends declared per share                          --             --         10.025(4)           .10              .095
---------------------------------------------------------------------------------------------------------------------------
Weighted average diluted shares                     23.1           24.7           24.1             23.3              23.9
===========================================================================================================================

                                                 September 26,   September 27,  September 28,  September 30,   September 24,
(In millions)                                        1998            1997           1996           1995            1994
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Cash, cash equivalents and marketable securities    $  8.7         $ 26.0         $ 13.3         $ 54.5        $ 71.1
Total assets                                         219.2          208.6          185.1          234.2         225.7
Long-term debt                                       167.8          140.7          161.1             --            --
Stockholders' equity (deficiency)                    (74.9)         (59.9)         (85.2)         130.4         108.0
===========================================================================================================================
                                                  Year ended      Year ended     Year ended     Year ended      Year ended
                                                 September 26,   September 27,  September 28,  September 30,   September 24,
(In millions)                                        1998            1997           1996           1995            1994
---------------------------------------------------------------------------------------------------------------------------
Other Financial Data
EBITDA (5)                                        $     95.7     $     76.1      $    51.7      $     60.6        $  53.0
===========================================================================================================================

(1) Earnings per common share from continuing operations and earnings per common share -- assuming dilution have been restated for fiscal years 1997-1994 in accordance with SFAS No. 128. (See Note 8 to the consolidated financial statements).

(2) Reflects nonrecurring charges of $12.1 million. (See Note 12 to the consolidated financial statements).

(3) Reflects a charge for the cumulative effect of an accounting change for postemployment benefits of $1.5 million, net of tax, or $.07 per share.

(4) Reflects a special $10 per share dividend declared in January of 1996. (See
    Note 7 to the consolidated financial statements).

(5) Represents income from continuing operations before interest, taxes, depreciation and amortization, and nonrecurring charges in fiscal 1996 ("EBITDA"). Although EBITDA is not a measure of liquidity or performance calculated in accordance with generally accepted accounting principles ("GAAP"), the Company believes that EBITDA is an indicator and measurement of its debt service ability.


22  ADVO, INC.

                                Financial Report



This section should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

Financial Overview

ADVO, Inc. ("ADVO" or the "Company") concluded another year of growth. Fiscal 1998 was highlighted by record revenues, operating income and diluted earnings per common share. Revenues increased 3%, operating income rose 23% and diluted earnings per common share reached $1.55, reflecting growth of 42% over fiscal 1997. Underlying fiscal 1998 results were the growth in average pieces per package and revenue per thousand pieces, which represent key statistics of the Company, strict fixed cost controls, improved branch operating efficiencies and a strong performance from the Company's A.N.N.E. (ADVO National Network Extension) brokered distribution program.

   Other fiscal 1998 highlights included the acquisition of The Mailhouse, Inc., a cooperative coupon envelope mail company which creates and distributes cost-effective targeted coupons in a distinctive envelope format for local neighborhood merchants via an extended network of franchise owners. Such company was renamed MailCoups, Inc. ("MailCoups") and operates as a subsidiary of ADVO. This acquisition also contributed positively to ADVO's fiscal 1998 results.

   The Company continued to purchase its common stock under the buyback program announced on September 29, 1997. Initially, the Company purchased 1.9 million shares from Warburg, Pincus Capital Partners, L.P. ("Warburg") (see Note 7 to the consolidated financial statements) and an additional 0.8 million shares throughout fiscal 1998 on the open market. At the end of the current fiscal year, the Company announced a new stock buyback program for the purchase of up to 1.0 million shares throughout fiscal 1999. This new program includes 0.4 million shares remaining from the Company's previous buyback program.

Fiscal 1998 Compared to Fiscal 1997

Revenues. Fiscal 1998 revenues increased $30.0 million over fiscal 1997 to $1,046.5 million. The 3.0% revenue growth was driven by an increase in revenue per thousand pieces, the growth in average pieces per package, the volume growth associated with the Company's A.N.N.E. brokered distribution program, as well as the acquisition of MailCoups. The increase in revenue per thousand pieces of 0.7% was attributable to increases in product weights associated with the Company's preprint customers, shifts in product mix and a general price increase initiated early in fiscal 1998. Average pieces per package increased 1.9% to
8.69 in fiscal 1998 from 8.53 in fiscal 1997. Total shared mail packages declined 1.8% to 3.1 billion when compared to the previous fiscal year as a result of the Company's strategic decision to discontinue its "second-in-home date" program in the Detroit market.

Operating Expenses. Cost of sales as a percentage of revenue decreased from 74.5% in fiscal 1997 to 73.5% in fiscal 1998. The decrease in cost of sales as a percentage of revenue was the result of efficiencies and cost containment in the Company's branch operations, lower postage expense and the flow through of the price increase mentioned above. Cost of sales, in absolute terms, increased $11.8 million over the prior fiscal year. This increase was attributable to higher brokered print expense, as well as higher distribution and delivery costs incurred as a result of the volume growth in A.N.N.E. and the acquisition of MailCoups. These increases were somewhat offset by lower postage expense as a result of the strategic reduction in shared mail packages.

   Selling, general and administrative costs, including the provision for bad debts, as a percentage of revenue, decreased from 19.7% for the year ended 1997 to 19.6% for the year ended 1998. Fiscal 1998 selling, general and administrative costs were $205.1 million, representing a $4.6 million increase over the prior year. The increase was comprised of a $9.0 million increase in general and administrative expenses offset by a $3.5 million decrease in selling expense and $.9 million attributable to lower bad debt expense. Fewer sales associates and lower advertising and promotional expenditures, as well as strict cost controls contributed to the decrease in selling expense in the current fiscal year. The general and administrative cost increase of $9.0 million year-over-year was primarily the result of depreciation related to new systems, software development and other technological enhancements, as well as remediation costs associated with the Year 2000 program. Higher compensation related expenses also contributed to the increase in general and administrative expenses. Offsetting these increases, to a degree, were the Company's overall cost control initiatives.

Operating Income. As a result of the aforementioned, the Company reported a $13.6 million increase in operating income to $72.1 million in fiscal 1998 compared to $58.5 million in fiscal 1997, representing a 23.3% increase over the prior year. As a percentage of revenue, operating income increased from 5.8% in the fiscal year ended 1997 to 6.9% in the current fiscal year.

Interest Expense. Interest expense relating to the credit facilities totaled $14.0 million for fiscal 1998 and $14.8 million for fiscal 1997. The decrease in interest expense was the result of lower interest rates under a renegotiated credit agreement, even though the Company's overall debt balance was higher throughout the current year when compared to the prior year.

Income Taxes. The Company's effective tax rate was approximately 39% in both fiscal 1998 and 1997.

Earnings Per Common Share. Earnings per common share -- assuming dilution increased 42.2% to $1.55 per share in fiscal 1998 from $1.09 per common share in fiscal 1997 primarily related to the Company's improved operating results. The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("EPS") during the first quarter of fiscal 1998. As such, prior year EPS amounts have been restated to conform to the provisions of the new statement.


                                                                 ADVO, INC.  23

                                Financial Report



   Weighted average common and diluted shares decreased from the prior period primarily due to the Company's stock buyback program, including the purchase of approximately 1.9 million shares of its common stock from Warburg during the first quarter of fiscal 1998.

Fiscal 1997 Compared to Fiscal 1996
Basis of Presentation

In fiscal year 1995 the Company announced its plan to sell Marketing Force, its in-store marketing segment. The sale of substantially all of the net assets of this segment was completed in fiscal 1996. (See Note 3 to the consolidated financial statements.) The Company's results of operations have been presented for the period ended September 28, 1996 to separately reflect continuing and discontinued operations in the consolidated statements of operations and cash flows. In addition, the results of operations discussed in this Financial Report exclude the revenues, cost of sales, selling, general and administrative costs of the discontinued segment.

Continuing Operations

Revenues. Fiscal 1997 revenues increased $30.3 million to $1,016.5 million over the comparable revenues of fiscal 1996. Volume gains were the largest contributor to the 3.1% increase in revenues. The volume growth was driven by the 8.8% increase in average shared mail pieces per package from 7.84 pieces in fiscal 1996 to 8.53 pieces in fiscal 1997. Offsetting these volume gains, to a degree, was the strategically driven decision to discontinue the "second in-home date" programs in specified markets and the closing of unprofitable markets. Total shared mail packages for fiscal 1997 were 3.1 billion, down 2.7%, and revenue per thousand pieces decreased 3.2% as compared to fiscal 1996. The decline in revenue per thousand pieces was the result of shifts in product mix, volume related declines in price and, earlier in the year, a decrease in product weights associated with the Company's preprint customers.

Operating Expenses. Cost of sales decreased $4.1 million from fiscal 1996. As a percentage of revenues, cost of sales decreased 2.7% from 77.2% in fiscal 1996 to 74.5% in fiscal 1997. The decrease in cost of sales for the fiscal year ended 1997 was equally attributable to both lower print and paper costs and lower postage costs. Print and paper costs were lower in fiscal 1997 when compared to fiscal 1996 as a result of reduced paper prices and the decline in turnkey volume. Postage costs were favorably impacted by the postage reclassification implemented by the United States Postal Service in July 1996 and to a lesser extent by the decline in preprint product weights. These postage savings were offset to a degree by additional overweight postage costs incurred with the volume gains, as demonstrated by the growth in shared mail pieces distributed to
26.5 billion pieces, a 6.0% increase from the prior year.

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

   General and administrative costs increased $4.4 million or 7.7% in fiscal 1997 over fiscal 1996. As a percentage of revenues, general and administrative costs were 6.0% for fiscal 1997 versus 5.7% for fiscal 1996. Continued cost savings associated with the Company's reengineering effort were offset by increases in severance and incentive wages as well as investments in technological improvements.

Operating Income. As a result of the aforementioned, the Company reported a 58.7% increase in operating income from $36.9 million (excluding nonrecurring charges) in fiscal 1996 to $58.5 million in fiscal 1997. Operating income as a percentage of revenue increased to 5.8% in fiscal 1997 versus 3.7% in the prior year (excluding nonrecurring charges).

Interest Expense. Interest expense relating to the Company's credit facilities totaled $14.8 million for fiscal 1997. In the prior year, at the onset of the facilities, interest expense totaled $9.7 million.

Interest Income and Other Expense. Interest income results primarily from the investment of excess cash and amounted to $.7 million in fiscal 1997 versus $1.3 million in fiscal 1996. The decrease was a result of the liquidation of available-for-sale securities during fiscal 1996. Other expense increased slightly to $.7 million in fiscal 1997.

Income Taxes. The effective tax rate was approximately 39% for the Company's continuing operations in both fiscal 1997 and fiscal 1996.

Earnings Per Common Share. Earnings per common share from continuing operations -- assuming dilution increased from $.47 in fiscal 1996 to $1.09 in fiscal 1997. Adjusting for the nonrecurring charges in fiscal 1996, earnings per common share from continuing operations -- assuming dilution would have been $.78 in fiscal 1996 versus $1.09 in fiscal 1997. This 39.7% increase was a result of the Company's improved operating results.

Financial Position

Working Capital. The Company's working capital ratio remained consistent with the prior year at approximately 1.0. Decreases in current assets of $4.8 million were offset by decreases in current liabilities of $4.5 million. The decrease in current assets was caused mainly by a decline in cash and cash equivalents of approximately $17.2 million, offset in part by an increase in accounts receivable of $13.5 million. The change in cash and cash equivalents is attributable to capital spending for equipment, acquisitions, and treasury stock purchases under the Company's


24  ADVO, INC.

                                Financial Report



buyback program, offset to a degree by cash provided by operating activities and net borrowings under the Company's credit agreement. The increase in accounts receivable is a result of revenue growth and the timing of customer payments. Revenue growth alone for the last month of the year increased substantially over the prior year and therefore accounted for a large part of the increase in accounts receivable. The change in current liabilities is related to decreases in accounts payable associated with changes in the timing of vendor payments to take advantage of payment term discounts, decreases in accrued compensation and benefits associated with a change in the payment structure to the sales force, and reductions in federal and state taxes payable due to the timing of estimated tax payments. These decreases were offset in part by an increase in the current portion of long-term debt reflective of scheduled debt repayments.

Property, Plant and Equipment. Acquisitions of property, plant and equipment totaled $29.3 million for fiscal year 1998. A majority of these purchases were aimed at improving operating performance and efficiencies throughout the Company. The Company continued to transition to new computerized mail sorters, which are more efficient and effective in their targeting capabilities. The Company also continued to upgrade computer hardware throughout the Company to support the requirements of the financial and operational software currently being developed, as well as allow for the implementation of a wide area network. Some of these projects are designed to address the Company's system needs, while simultaneously addressing Year 2000 issues. Of the total fiscal 1998 property, plant and equipment expenditures, approximately $2.2 million relates to the development of a human resource/payroll system, which was accelerated in order to be Year 2000 compliant. The total cost of this system is estimated to be approximately $4.0 million.

   The Company's fiscal 1999 capital plan estimates expenditures to be approximately $38.0 million. Cash provided by operating activities is the expected source of financing for these capital expenditures, as it was in fiscal 1998.

Stockholders' Deficiency. Stockholders' deficiency increased $15.0 million to $74.9 million at September 26, 1998 from $59.9 million at September 27, 1997. The increase in the net deficiency was primarily attributable to the $60.8 million of common stock purchased by the Company, offset by net income of $35.6 million, $8.9 million of employee stock plan activity and related tax benefits, and $1.3 million from the amortization of deferred compensation.

   The treasury stock purchases of $60.8 million during fiscal 1998 are comprised of $55.2 million related to buyback programs and $5.6 million pursuant to elections by employees to satisfy withholding requirements under the Company's restricted stock and stock option plans.

   Purchases of common stock for treasury of $55.2 million under the Company's buyback programs include $20.4 million of open market purchases and $34.8 million purchased from Warburg. During the first quarter of fiscal 1998, the Company increased its previously announced stock repurchase program to allow for the purchase of approximately 1.9 million shares of common stock for treasury from Warburg, the Company's largest shareholder at September 27, 1997, for $34.8 million. The Company financed this transaction through available credit commitments under its renegotiated credit agreement.

   On September 8, 1998, the Company announced a new stock buyback program for up to 1.0 million shares through fiscal 1999. This new program includes approximately 0.4 million shares remaining from the Company's previous buyback program. As of September 26, 1998 there are approximately 0.8 million shares available for purchase under the buyback program.

Liquidity. Cash flows generated from operating activities are the Company's primary source of liquidity to fund working capital and investing activities. The Company also has available commitments under its credit agreement which may be used to fund operating activities.

   Cash flows generated from operating activities decreased by $12.2 million from the prior year. The growth in operating income was more than offset by the year-over-year increase in accounts receivable as a result of revenue growth and timing of customer payments. Also contributing were the decrease in accounts payable due to the decision to take advantage of vendor discounts and the decline in accrued compensation and benefits specifically related to changes in the payment structure of the sales force. Cash provided by operating activities during fiscal 1997 increased by $22.6 million over fiscal 1996. The major factors affecting the increase were; the year-over-year change in accounts receivable and accounts payable due to the timing of customer receipts and payments, and the increase in accrued compensation related to the associate incentive program as a result of improved operating results.

   Overall cash and cash equivalents decreased $17.2 million from the prior year. This decrease was mainly attributable to cash used in investing and financing activities, offset in part by cash generated from operating activities. The Company's investments included $29.3 million for property, plant and equipment purchases and $10.7 million related to the acquisition of MailCoups. Financing activities of the Company included $60.8 million in treasury stock purchases, which were financed in part by increased net borrowings of $33.2 million under the credit agreement.

Financing Arrangements. On September 29, 1997, the Company renegotiated the terms of its credit agreement dated March 4, 1996. The significant amendments made to the agreement (the "Amended Agreement") were an increase in available commitments from $250 million to $300 million, a decrease in interest rates and an increase in the authorized amount of the Company's capital stock that it may purchase from $40 million to $100 million.

   The Amended Agreement provides for credit facilities consisting of a $135 million term loan and a $165 million


                                                                 ADVO, INC.  25

                                Financial Report



reducing revolving line of credit, maturing at various dates through September 2003. Available commitments under the Amended Agreement totaled $93.5 million as of September 26, 1998. Subsequent to year end, the Company had additional net borrowings of $12 million through fiscal month end November 1998.

   The debt bears interest at either the London Interbank Offered Rate ("LIBOR") or at the bank's "base rate", whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). Under the current agreement the "applicable margin" ranges from .50% to 1.50% on the LIBOR rate and 0% to .25% on the base rate. Under the previous agreement in effect during fiscal 1997, the applicable margin ranged from 1.50% to 3.00% and .25% to 1.75%, respectively. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

   The Company is required to maintain certain financial ratios under the Amended Agreement. In addition, the Amended Agreement also places restrictions on disposal of assets, mergers and acquisitions, dividend payments, investments and additional debt.

   In connection with the Amended Agreement, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three-month LIBOR rates exceeding 8.0% per annum as to a notional principal amount equal to the lesser of $100 million or 50% of the aggregate principal amount of the loans made on the effective date for a period of at least two years. During fiscal 1998, the Company entered into two separate three-year interest rate swap transaction agreements to hedge notional amounts totaling $100 million. The rate is fixed at approximately 5.7%. The Company believes the interest rate swap transaction agreements limit substantial risk should interest rates fluctuate. The interest rate swap agreements had no material effect on interest expense during fiscal 1998. During fiscal 1996, the Company entered into two separate two-year Interest Rate Collar Agreements to hedge notional amounts totaling $150 million. The cap rates ranged from 7.39% to 8.0% with the floor rate ranging from 5.0% to 5.5%. The interest rate collar agreements had no effect on interest expense in either fiscal 1998 or 1997.

   The total fiscal 1999 maturities of long-term debt of $16.2 million, as well as future scheduled repayments, are expected to be paid through funds generated from ongoing operations.

Market Risk. The Company's interest expense is sensitive to changes in the general level of interest rates. In this regard, changes in interest rates affect the interest paid on its debt. To mitigate the impact of interest rate fluctuations, the Company maintains interest rate swap agreements on notional amounts totaling $100 million, which is currently over 50% of its outstanding debt balance. (See Financing Arrangements.)

   The Company believes that the interest rate swap agreements limit substantial risk if interest rates should fluctuate. If interest rates should change by 2% in 1999 from those rates in effect at September 26, 1998, assuming no change in the outstanding debt balance and considering the effects of the Company's interest rate swap agreements, the effect on interest expense would be immaterial. These amounts are determined by considering the hypothetical interest rates on the Company's borrowing cost and interest rate swap agreements. This analysis does not consider the effects of actions management would take if interest rates were to fluctuate by such a significant degree. The sensitivity analysis also assumes no changes in the Company's financial structure.

Year 2000 Readiness. The Company has been addressing the effect of the Year 2000 issue on computer and production systems. The Year 2000 issue arose because many systems, application software, facilities and equipment were constructed/ written with two, rather than four, digits to identify the appropriate year. On or before January 1, 2000, these systems may incorrectly process critical data or stop processing altogether.

State of Readiness

At the beginning of 1998, the Company established a Year 2000 program management office comprised of dedicated project managers and key resources from various strategic process areas within the Company. The team's objective has been to coordinate and identify systems, applications, processes and software programs that will be required to be modified or replaced in order for the Company's computer and production systems to function properly with respect to dates in the Year 2000 and thereafter.

   After the initial assessment, the team identified three areas of compliance which are affected by the Year 2000 issue; information technology ("IT") systems, non-IT systems (such as production facilities and machinery containing embedded systems) and third parties (i.e., vendors, customers and business partners, and other parties that provide services to the Company). The team identified five phases to resolve the Year 2000 issue for the three compliance areas mentioned above: 1) identification of systems, both IT and non-IT, and third parties, 2) assessment and analysis, 3) modification or replacement, 4) testing, and 5) implementation.

   Phase 1 was completed by February 1998 and the Company is concurrently working on Phases 2,3,4 and 5 for specific sub-categories within the three compliance areas listed above. The Company is currently proceeding on schedule in its overall Year 2000 program and is approximately 40% complete as of November 30, 1998. The remainder of the project has been targeted for staggered completion ending no later than September 1999. The Company will continue to utilize both internal and external resources to complete the Year 2000 modifications and/or replacements.

   The Company's analysis of IT systems included mainframe and client server applications, the computer desktop (personal computers and desktop software) and the technical architecture and infrastructure (i.e., network, servers, e-mail). All mainframe and client server applications have been assessed and plans have been put in place for the required conversion of those computer programs. Several converted programs have been tested and placed into operation. In addition, the Company is making a concerted effort to update its computer desktops and technical infrastructure by updating non-compliant components.


26  ADVO, INC.

                                Financial Report



The Company is proceeding in accordance with its plans to ensure all IT systems are compliant and expects to have sub-categories completed by various dates through September 1999.

   The Year 2000 issue also affects certain aspects of the Company's facilities and production equipment containing embedded technology. While the Company has largely completed its assessment of these non-IT systems, remediation and testing are scheduled to be completed by various dates through September 1999.

   As part of the third party relationship assessment, the Company is sending out questionnaires and surveying third parties who were identified in Phase 1 to ensure their products, services and interfaces are in compliance or expected to be in compliance no later than September 1999. The Company is actively pursuing responses from the remainder of those third parties which have not responded or whose responses were deemed unsatisfactory. The Company is developing contingency plans to mitigate exposure resulting from non-compliance of third parties, such as considering the substitution of vendors in the event that a vendor provides an unacceptable response.

Costs

The Company's total cost of modifying the required systems for Year 2000 compliance is currently estimated from inception in fiscal 1998 through completion in September 1999 to be approximately $12 million and will be expensed as incurred. Of these costs, $3.2 million were incurred during fiscal 1998. These costs have been budgeted and will be funded through the shifting of existing resources through 1999 and by cash provided from operating activities. The process of evaluating the Company's systems, especially those which contain embedded technology, and third party relationships is an ongoing process and, therefore, estimated costs may increase as the project progresses. Costs associated with replacements of systems will be capitalized under the Company's normal capitalization policy. (See discussion under Property, Plant and Equipment).

Risks and Contingency Plans

The Company's greatest risk for material impact lies in the potential disruption of its service delivery process through the United States Postal Service ("USPS"). Although the USPS has expressed to the Company its intention to be Year 2000 compliant, the failure of the USPS to achieve Year 2000 compliance could have an adverse effect on the operation of the Company's business, financial position, results of operations, and cash flows. Because the number of scenarios is extensive, it is not possible to assess them all; however, the severity of the impact could vary widely. It should be noted that approximately 85% of ADVO's mail bypasses almost all of the USPS' systems and is delivered directly by ADVO to the USPS' local post offices for carrier distribution. Therefore, the Company has somewhat mitigated its risk. In addition, in order to further mitigate any material effects, the Company is continually monitoring the USPS' Year 2000 progress through monthly status meetings, and eventually will include the testing of common interfaces.

   The Company also relies on print vendors for the printing of certain direct mail products. The Company has sent out letters requiring certification from all print vendors ensuring they are Year 2000 compliant. The failure of all of the Company's print vendors could have a material adverse effect on the Company. Unlike the USPS, the Company will identify alternate sources of suppliers for similar print services through the contingency planning process.

   Currently, the Company is developing formal contingency plans for non-compliance that could have an adverse effect on the Company's business, financial position and results of operation. These plans will continue to be refined as the Company completes the evaluation, modification and/or replacement of its IT and non-IT systems and as it receives and evaluates information from third parties.

   The Company currently believes that with timely modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer and production systems and will not have a material impact on the Company's consolidated financial position or results of operations. The project is estimated to be completed no later than September 1999. At this point, the Company intends to have its internal application systems, technical infrastructure, building control systems and production equipment and third party relationships/interfaces fully Year 2000 compliant.

   The implementation, modifications and/or replacements, effectiveness, estimated costs and the date on which the Company believes it will complete the Year 2000 compliance efforts are based on management's best estimates at the present time. These estimates were derived utilizing numerous assumptions of future events including continued availability of certain resources, third party remediation plans, and other factors. However, due to the inherent complexity of the issues, possible unidentified risks and changing environment there can be no guarantee that these estimates will be accurate or achieved and therefore, actual costs and results could materially differ from those estimated.

Forward Looking Statements. Except for the historical information stated herein, the matters discussed in this Financial Report contain forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements are subject to cautionary factors which could cause the Company's actual results to differ materially from those in the forward looking statements. Such factors include but are not limited to: changes in customer demand; the possibility of consolidation throughout the retail sector; postal and paper prices; the realization of benefits associated with the Company's reengineering initiative; possible governmental regulation or legislation affecting aspects of the Company's business; the efficiencies achieved with technology upgrades; the amount of shares the Company will repurchase in the future under its buyback program; the successful completion and estimated costs of the Year 2000 program; fluctuations in interest rates related to the outstanding debt and other general economic factors.

                                                                 ADVO, INC.  27

                      Consolidated Statements of Operations


                                                                    Year ended          Year ended            Year ended
                                                                   September 26,       September 27,         September 28,
(In thousands, except per share data)                                  1998                1997                  1996
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                           $1,046,511           $1,016,492            $  986,162
Costs and expenses:
   Cost of sales                                                      769,256              757,413               761,506
   Selling, general and administrative                                200,662              195,196               184,084
   Nonrecurring charges                                                    --                   --                12,082
   Provision for bad debts                                              4,459                5,374                 3,701
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                       72,134               58,509                24,789
Gain on sale of business line                                              --                   --                 2,687
Interest income (1)                                                       949                  687                 1,285
Interest expense                                                       14,043               14,820                 9,669
Other expense                                                             613                  660                   556
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                             58,427               43,716                18,536
Provision for income taxes                                             22,787               16,918                 7,229
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                      35,640               26,798                11,307
---------------------------------------------------------------------------------------------------------------------------
Loss on disposal of discontinued operations, net of tax                    --                   --                (8,199)
---------------------------------------------------------------------------------------------------------------------------
Net income                                                         $   35,640           $   26,798            $    3,108
===========================================================================================================================

Earnings per common share (2):
     Earnings from continuing operations                           $     1.59           $     1.10            $      .50
     Loss on disposal of discontinued operations, net of tax               --                   --                  (.36)
---------------------------------------------------------------------------------------------------------------------------
        Earnings per common share                                  $     1.59           $     1.10            $      .14
---------------------------------------------------------------------------------------------------------------------------
Earnings per common share--assuming dilution (2):
     Earnings from continuing operations                           $     1.55           $     1.09            $      .47
     Loss on disposal of discontinued operations, net of tax               --                   --                  (.34)
---------------------------------------------------------------------------------------------------------------------------
        Earnings per common share--assuming dilution               $     1.55           $     1.09            $      .13
---------------------------------------------------------------------------------------------------------------------------
Dividends declared per share                                       $       --           $       --            $   10.025
---------------------------------------------------------------------------------------------------------------------------

Weighted average common shares                                         22,427               24,320                22,803
Weighted average diluted shares                                        23,056               24,688                24,126
===========================================================================================================================

(1) Includes interest income from related party of $458,000 and $1,219,000 in fiscal 1997 and 1996, respectively.

(2) The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("EPS") during the first quarter of fiscal 1998. As such, prior year EPS amounts have been restated to conform to the provisions of the new statement.

See accompanying Notes to Consolidated Financial Statements

28  ADVO, INC.

                           Consolidated Balance Sheets

                                                                                         September 26,       September 27,
(In thousands, except  share data)                                                           1998                1997
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents (1)                                                        $     8,724           $   25,963
   Accounts receivable, less allowances of $4,624 in 1998 and $5,160 in 1997                 80,140               66,664
   Inventories                                                                                3,740                4,149
   Prepaid expenses and other current assets                                                  4,886                4,759
   Deferred income taxes                                                                     13,535               14,248
---------------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                                   111,025              115,783
Property, plant and equipment--net                                                           85,790               76,092
Other assets                                                                                 22,391               16,678
---------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                         $ 219,206            $ 208,553
===========================================================================================================================

Liabilities and Stockholders' Deficiency
Current liabilities:
   Current portion of long-term debt                                                      $  16,200            $  10,125
   Accounts payable                                                                          37,586               44,644
   Accrued compensation and benefits                                                         27,473               29,245
   Customer advances                                                                          3,892                3,409
   Federal and state income taxes payable                                                     5,270                7,080
   Accrued other expenses                                                                    20,628               21,080
---------------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                              111,049              115,583
Long-term debt                                                                              167,766              140,666
Deferred income taxes                                                                        12,035                9,589
Other liabilities                                                                             3,230                2,636
Stockholders' deficiency:
   Series A Convertible Preferred Stock, $.01 par value
     (Authorized 5,000,000 shares, none issued)                                                  --                   --
   Common Stock, $.01 par value (Authorized 40,000,000 shares,
     Issued 29,237,700 in 1998 and 28,428,952 in 1997)                                          292                  284
   Additional paid-in capital                                                               173,433              163,317
   Accumulated deficit                                                                     (119,473)            (155,113)
   Less shares of common stock held in treasury at cost,
     7,001,271 in 1998 and 4,077,371 in 1997                                               (129,126)             (68,409)
---------------------------------------------------------------------------------------------------------------------------
     Total Stockholders' Deficiency                                                         (74,874)             (59,921)
---------------------------------------------------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Deficiency                                       $ 219,206            $ 208,553
===========================================================================================================================

(1) Includes cash and cash equivalents invested with related party of $11,613,000 at September 27, 1997.

See accompanying Notes to Consolidated Financial Statements


                                                                  ADVO, INC.  29

                      Consolidated Statements of Cash Flows

                                                                     Year ended           Year ended          Year ended
                                                                    September 26,        September 27,       September 28,
(In thousands)                                                          1998                 1997                1996
---------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing operating activities:
   Net income                                                          $ 35,640           $  26,798           $    3,108
   Less: Loss from discontinued operations                                   --                  --               (8,199)
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                        35,640              26,798               11,307
Adjustments to reconcile net income to
   net cash flows from continuing operating activities:
     Cashless option exercises and option repricing                          --                  --                8,747
     Depreciation                                                        21,031              16,150               12,967
     Amortization                                                         3,524               2,096                2,203
     Deferred income taxes                                                3,159               4,562               (2,275)
     Provision for bad debts                                              4,459               5,374                3,701
     Gain on sale of business lines                                          --                  --               (2,687)
     Other                                                                  708                 528                    1
Change in operating assets and liabilities, net of effects of acquisitions:
     Accounts receivable                                                (16,130)             (9,370)              (5,280)
     Inventories                                                            898               3,369                  470
     Prepaid expenses and other current assets                              461                (247)                 539
     Other assets                                                         1,050              (1,367)                 332
     Accounts payable                                                    (7,973)              6,776               13,401
     Accrued compensation and benefits                                   (2,087)              6,353               (2,815)
     Customer advances                                                      483              (2,551)              (4,350)
     Federal and state income taxes payable                               4,262               1,732                4,486
     Other liabilities                                                     (531)                950               (2,155)
---------------------------------------------------------------------------------------------------------------------------
     Net cash provided by continuing operating activities                48,954              61,153               38,592
---------------------------------------------------------------------------------------------------------------------------

Cash flows from continuing investing activities:
   Proceeds from sale of business lines                                      --                  --                  742
   Acquisitions, net of cash acquired                                   (10,720)                 --                   --
   Expenditures for property, plant and equipment                       (29,271)            (28,615)             (17,679)
   Proceeds from disposals of property and equipment                         22                  18                   10
   Available-for-sale securities--purchases                                  --                  --              (49,604)
   Available-for-sale securities--sales and maturities                       --                  --               80,482
---------------------------------------------------------------------------------------------------------------------------
     Net cash (used) provided by continuing investing activities        (39,969)            (28,597)              13,951
---------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing financing activities:
   Proceeds from long-term borrowings--term loans                            --                  --              155,000
   Payments on long-term borrowings--term loans                         (12,525)            (17,559)              (1,650)
   Revolving line of credit--net                                         45,700                  --               15,000
   Payment of debt issue costs                                           (1,349)                 --               (5,458)
   Proceeds from exercise of warrants                                        --                  --                7,200
   Proceeds from exercise of stock options                                2,757               2,323                2,473
   Purchases of common stock for treasury                               (60,807)             (4,660)                (741)
   Cash dividends paid                                                       --                  --             (240,561)
---------------------------------------------------------------------------------------------------------------------------
     Net cash used by continuing financing activities                   (26,224)            (19,896)             (68,737)
---------------------------------------------------------------------------------------------------------------------------
     Net cash provided by discontinued operations                            --                  --                5,648
---------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                        (17,239)             12,660              (10,546)
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                           25,963              13,303               23,849
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $   8,724           $  25,963            $  13,303
===========================================================================================================================

See accompanying Notes to Consolidated Financial Statements


30  ADVO, INC.

     Consolidated Statements of Changes in Stockholders' Equity (Deficiency)

                                                                                        Unrealized
                                                                                      gains (losses)
                                                                          Additional  on available-  Accumulated   Total
(In thousands, except              Common stock       Treasury stock       paid-in      for-sale      earnings     equity
per share data)                   Shares   Amount    Shares     Amount     capital     securities     (deficit) (deficiency)
---------------------------------------------------------------------------------------------------------------------------
Balance--
   September 30, 1995            24,583     $246    (3,759)    $(63,533)    $138,735     $(62)     $   55,020   $ 130,406
Purchase of common
   stock for treasury                                  (45)        (741)                                             (741)
Cancellation of restricted stock     (5)
Exercise of stock options
   and warrants                   3,323       33                              18,387                               18,420
Tax effect--
   employee stock plans                                                        2,973                                2,973
Amortization of deferred
   compensation (1)                                                              609                                  609
Cash dividends declared
   ($10.025 per share)                                                                               (240,042)   (240,042)
Unrealized gains on
   available-for-sale
   securities                                                                              62                          62
Net Income                                                                                              3,108       3,108
---------------------------------------------------------------------------------------------------------------------------

Balance--
   September 28, 1996            27,901     $279    (3,804)   $ (64,274)    $160,704    $   0       $(181,914) $  (85,205)
Purchase of common
   stock for treasury                                 (304)      (4,660)                                           (4,660)
Grants of restricted stock           31                 30          506         (506)
Exercise of stock options           497        5         1           19        2,299                                2,323
Tax effect--
   employee stock plans                                                          529                                  529
Amortization of deferred
   compensation and other (1)                                                    291                        3         294
Net Income                                                                                             26,798      26,798
---------------------------------------------------------------------------------------------------------------------------

Balance--
   September 27, 1997            28,429     $284    (4,077)   $ (68,409)    $163,317    $   0       $(155,113) $  (59,921)
Purchase of common
   stock for treasury                               (2,928)     (60,807)                                          (60,807)
Cancellation of restricted stock     (4)                                                                               --
Grants of restricted stock           72        1         4           90           (4)                                  87
Exercise of stock options           741        7                               2,750                                2,757
Tax effect--
   employee stock plans                                                        6,074                                6,074
Amortization of deferred
   compensation (1)                                                            1,296                                1,296
Net Income                                                                                             35,640      35,640
---------------------------------------------------------------------------------------------------------------------------

Balance--
   September 26, 1998            29,238     $292    (7,001)   $(129,126)    $173,433    $   0      $ (119,473) $  (74,874)
===========================================================================================================================

(1) Unamortized deferred compensation at September 26, 1998, September 27, 1997, and September 28, 1996 was $940,000, $780,000, and $140,000, respectively.

See accompanying Notes to Consolidated Financial Statements


                                                                  ADVO, INC.  31

                  Notes to Consolidated Financial Statements


Note 1  Summary of Accounting Policies

Organization. ADVO, Inc. ("ADVO" or the "Company") is a direct mail marketing firm primarily engaged in soliciting and processing printed advertising from retailers, manufacturers and service companies for targeted distribution by both shared and solo mail to consumer households in the United States on a national, regional and local basis. Founded in 1929 as a hand delivery company, ADVO entered the direct mail industry as a solo mailer in 1946 and began its shared mail program in 1980. The Company currently is the largest commercial user of third-class mail in the United States.
   ADVO's direct mail products and services include shared mail and solo mail. ADVO also provides ancillary services in conjunction with its direct mail programs. The Company's predominant source of revenue is from its shared mail programs. In these programs, the advertisements of several advertisers are combined in a single mail package. This offers the features of penetration and targeted marketing at a significant cost reduction when compared to mailing on an individual or solo mail basis. The Company's client base consists of national and local grocers, fast food chains, drug stores and local retailers.

Principles of Consolidation. The consolidated financial statements include the accounts of ADVO and its subsidiaries. All significant intercompany transactions and balances among ADVO and its subsidiaries have been eliminated. Certain reclassifications have been made in the fiscal 1997 and 1996 financial statements to conform with the fiscal 1998 presentation. ADVO's fiscal closing date is the last Saturday in September.

Cash and Cash Equivalents. Cash and cash equivalents include highly liquid investment instruments with original maturities of three months or less when purchased. These investments are valued at cost, which approximates market.

Inventories. Inventories, which consist of raw materials, finished goods and spare parts, are valued at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost and include amounts associated with the development of software for internal use. Depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the respective assets (ranging from 2 to 35 years) or over the terms of the related leases for leasehold improvements.

Intangible Assets. The excess of cost over net assets acquired (goodwill) and other intangible assets related to acquisitions are being amortized over their expected useful lives which range from 3 to 20 years. The Company continually monitors its goodwill and its other intangibles to determine whether any impairment of these assets has occurred. In making such determination, the Company evaluates the performance, on an undiscounted basis, of the underlying assets which gave rise to such amount.

Revenues. Revenues are recognized when services are rendered and are presented in the financial statements net of sales allowances and adjustments. The Company's services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the United States Postal Service.

Interest Rate Swaps. The Company enters into interest rate swap agreements to modify the interest characteristics of a portion of its outstanding debt. These agreements involve the exchange of amounts based on the London Interbank Offered Rate ("LIBOR") for amounts based on a fixed interest rate over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense. The related amount payable or receivable from counter parties is included in accrued other expenses. The fair value of these agreements is not recognized in the financial statements.

Stock Based Compensation. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations in accounting for its employee stock plans.

Earnings Per Share. In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("EPS"). Statement No. 128 replaced the previously reported primary and fully diluted earnings per share with earnings per common share (basic) and earnings per common share -- assuming dilution (diluted). Earnings per common share exclude common stock equivalents, such as stock options, and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Earnings per common share -- assuming dilution reflects the potential dilution that could occur if common stock equivalents, such as stock options, were exercised. As required, the Statement was adopted in fiscal 1998 and, where appropriate, proper periods have been restated to conform to the related provisions.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

32 ADVO, INC.

                  Notes to Consolidated Financial Statements



Note 2  Acquisitions

On February 27, 1998 the Company acquired The Mailhouse, Inc., a cooperative coupon envelope mail company for approximately $10.7 million. This acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired company have been included in the consolidated statements of operations from its acquisition date. The acquired assets have been recorded at their estimated fair values. This acquisition did not have a material pro forma effect on operations for periods prior to the acquisition.
   The excess of the purchase price of all acquisitions over the estimated fair values of all net assets acquired of $10.8 million and $4.5 million, net of accumulated amortization, is reflected in other assets at September 26, 1998 and September 27, 1997, respectively. Also included in other assets at September 26, 1998 and September 27, 1997 is $2.4 million and $2.8 million, respectively, of other intangible assets, net of accumulated amortization, which were acquired in the acquisitions. As of September 26, 1998 and September 27, 1997, accumulated amortization of goodwill and other intangibles was $9.1 million and $7.8 million, respectively.

Note 3  Discontinued Operations

In September 1995, the Company initiated a plan to sell its in-store marketing segment. Through the date of the preparation of the fiscal 1995 financial statements, the Company was in the process of negotiating the sale. At that time, management estimated its loss on disposal to be $1.4 million ($.9 million net of tax) consisting of a provision for anticipated operating losses during the phase out period and other costs directly related to the sale.
   On March 1, 1996 the Company completed the sale of substantially all of the net operating assets of this segment. The net assets were sold at book value in exchange for $5.0 million in cash and a long-term note receivable for $10.8 million. The operating results of the segment through the date of disposal were worse than anticipated, which caused losses in excess of the estimates provided in fiscal 1995. The additional losses affected the ultimate terms of the transaction, including the terms of the related note, and caused substantial doubt as to whether the note could be paid by the buyer. Accordingly, the Company ultimately determined that the sale price should not reflect the note and immediately wrote it off. This write off, together with the additional operating losses, were reflected in the fiscal 1996 loss on disposal of discontinued operations, net of tax. The Company did not provide any debt or contract performance guarantees on behalf of the business sold.

   The results of the discontinued operations reflected in the fiscal 1996 consolidated statement of operations include revenues of $19.3 million, losses to disposal date of $13.8 million and a related income tax benefit of $5.6 million.

Note 4  Property, Plant and Equipment

Balances of major classes of property, plant and equipment and accumulated depreciation and amortization are as follows:

                                                    September 26, September 27,
(In thousands)                                          1998           1997
--------------------------------------------------------------------------------
Land, buildings and building
  improvements                                        $  8,733     $  8,083
Leasehold improvements                                  13,209       11,867
Machinery and equipment                                 81,018       71,844
Furniture and fixtures                                  15,984       17,719
Computer hardware                                       31,878       33,145
Computer software and
  software development costs                            38,416       24,333
-------------------------------------------------------------------------------
  Total                                               $189,238     $166,991
Less accumulated depreciation
  and amortization                                     103,448       90,899
-------------------------------------------------------------------------------
Property, plant and equipment-net                     $ 85,790     $ 76,092
-------------------------------------------------------------------------------

Note 5  Accrued Compensation and Benefits

The composition of accrued compensation and benefits is as follows:

                                                    September 26, September 27,
(In thousands)                                          1998          1997
--------------------------------------------------------------------------------
Employee compensation                                  $14,874      $18,316
Workers' compensation                                    6,263        5,638
Employee withholdings and
  other benefits                                         6,336        5,291
-------------------------------------------------------------------------------
  Total                                                $27,473      $29,245
--------------------------------------------------------------------------------

Note 6  Financing Arrangements

The Company has credit facilities consisting of a $135 million term loan and a $165 million reducing revolving line of credit, maturing at various dates through September 2003. The commitment levels on the revolving line range from a high of $165 million from inception through December 1999 to a low of $22.5 million for the period June 2003 through September 2003. Mandatory repayments of debt in defined amounts are required in the event of certain events including the sale of certain assets. The Company and its subsidiaries have pledged all of their assets as collateral under the credit agreement.
   The debt bears interest at either the LIBOR or at the bank's "base rate," whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). Under the current agreement the


                                                                   ADVO, INC. 33

                   Notes to Consolidated Financial Statements



   "applicable margin" ranges from .50% to 1.50% of the LIBOR rate and 0% to .25% on the base rate. Under a previous agreement in effect during fiscal 1997, the applicable margin ranged from 1.50% to 3.00% and .25% to 1.75%, respectively. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.
   The outstanding facilities' balance and related interest rates inclusive of applicable margins are as follows :

                                         LIBOR        Base Rate       Total
September 26, 1998                     Interest       Interest     Outstanding
(In thousands)                           6.32%         8.50%        Facilities
--------------------------------------------------------------------------------
Term loan                              $120,000       $  2,475       $122,475
Revolving line of credit                 50,791         10,700         61,491
--------------------------------------------------------------------------------
                                       $170,791       $ 13,175        183,966
Less: Current portion
  of long-term debt                                                    16,200
--------------------------------------------------------------------------------
                                                                     $167,766
--------------------------------------------------------------------------------

                                         LIBOR       Base Rate        Total
September 27, 1997                     Interest      Interest      Outstanding
(In thousands)                           7.21%        8.71%         Facilities
--------------------------------------------------------------------------------
Term loans                             $ 52,165       $ 83,626       $135,791
Revolving line of credit                 15,000                        15,000
--------------------------------------------------------------------------------
                                       $ 67,165       $ 83,626        150,791
Less: Current portion
  of long-term debt                                                    10,125
--------------------------------------------------------------------------------
                                                                     $140,666
--------------------------------------------------------------------------------

The Company is required to maintain certain financial ratios under the facilities. In addition, the facilities also place restrictions on disposal of assets, mergers and acquisitions, dividend payments, investments and additional debt.
   In connection with the facilities, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three-month LIBOR rates exceeding 8.0% per annum as to a notional principal amount equal to the lesser of $100 million or 50% of the aggregate principal amount of the loans made on the effective date for a period of at least two years. During fiscal 1998, the Company entered into two separate three-year interest rate swap transaction agreements to hedge notional amounts totaling $100 million. The rate is fixed at approximately 5.7%. The Company believes the interest rate swap transaction agreements limit substantial risk should interest rates fluctuate. The interest rate swap agreements had no material effect on interest expense in fiscal 1998. During fiscal 1996, the Company entered into two separate two-year Interest Rate Collar Agreements to hedge notional amounts totaling $150 million. The cap rates ranged from 7.39% to 8.0% with the floor rate ranging from 5.0% to 5.5%. The interest rate collar agreements had no effect on interest expense in either fiscal 1998 or 1997.

   The Company pays fees on the unused commitments under the facilities at a rate ranging from .175% to .375% depending on the Company's total leverage ratio, as defined. As of September 26, 1998, $93.5 million of the revolver was available for future borrowings.
   Total maturities of long-term debt which are due over the next five fiscal years at September 26, 1998 are as follows :

(In thousands)
--------------------------------------------------------------------------------
1999                                              $ 16,200
2000                                                20,250
2001                                                22,950
2002                                                27,002
2003                                                97,564
--------------------------------------------------------------------------------
Total maturities                                  $183,966
--------------------------------------------------------------------------------

The revolving line of credit has been classified as long-term since management has the intent and ability to maintain the September 26, 1998 outstanding balance throughout fiscal 1999.
   The Company capitalized debt issue costs directly associated with the issuance of the debt of $5.5 million under a previous agreement in fiscal 1996 and $1.3 million for fiscal 1998 under the renegotiated agreement. These costs are included in other assets and are being amortized over the term of the debt agreement. At September 26, 1998 and September 27, 1997, unamortized costs totaled $4.8 million and $4.4 million, respectively.
   The Company has outstanding letters of credit of approximately $6.3 million under separate agreements primarily related to its workers' compensation program.
   Carrying amounts of the financing arrangements approximate fair value.

Note 7  Stockholders' Equity (Deficiency)

On August 27, 1986, 2,301,780 warrants to purchase shares of ADVO common stock were issued to Warburg, Pincus Capital Partners, L.P. ("Warburg"), Welsh, Carson, Anderson & Stowe IV (WCAS IV) and WCAS Venture Partners (WCAS VP) (together, the "Investors") for $1,000,000. On February 15, 1996, Warburg, who was the Company's largest shareholder at September 27, 1997, exercised the last outstanding warrants and purchased 2,666,667 shares of common stock at an exercise price of $2.70 per share.
   The Company has a Shareholder Protection Rights Plan (the "Rights Plan") to protect shareholders from potential unfair hostile takeovers. Pursuant to the Rights Plan, common shareholders have one Right for each share of common stock held. The Rights become exercisable only in the event that any person acquires or commences a tender offer to acquire 20% or more of the Company's common stock, as defined.


34 ADVO, INC.

                   Notes to Consolidated Financial Statements



   On January 17, 1996 the Company announced the declaration of a Special Dividend of $10 per share of common stock to shareholders of record on February 20, 1996. The announcement was a result of the Company's initiative to explore strategic alternatives aimed at increasing shareholder value, which began at the end of fiscal 1995. Total shares outstanding as of the record date were approximately 24 million resulting in dividends of approximately $240 million, which were paid on March 5, 1996. The Company also recorded noncash compensation expense totaling $8.8 million relating to the Special Dividend (see Note 12.)
   In fiscal 1997 the Company announced a stock buyback program to purchase up to 2.0 million shares of the Company's common stock. During fiscal 1998 the Company increased its stock buyback program authorization to 3.8 million shares under two separate announcements. In connection with the increased authorization, the Company purchased 1.9 million shares of its common stock from Warburg for $34.8 million. In fiscal 1998 and 1997, the Company purchased 2.7 million shares for $55.2 million and 0.2 million shares for $3.4 million, respectively, in connection with the buyback programs. As of September 26, 1998, there were 0.8 million shares remaining to be purchased.
   At September 26, 1998 there are 1.8 million shares of common stock reserved for issuance upon the exercise of stock options.

Note 8  Earnings Per Common Share

The following table sets forth the computation of earnings per common share and earnings per common share -- assuming dilution:

                                   Year ended     Year ended    Year ended
(In thousands,                    September 26,  September 27, September 28,
except per share data)                1998           1997          1996
----------------------------------------------------------------------------
Net Income                           $35,640       $26,798       $ 3,108
Weighted average
  common shares                       22,427        24,320        22,803
Effect of dilutive securities:
  Stock options                          598           357           462
  Warrants                                --            --           844
  Restricted stock                        31            11            17
----------------------------------------------------------------------------
Dilutive potential
  common shares                          629           368         1,323

Weighted average
  diluted shares                      23,056        24,688        24,126
----------------------------------------------------------------------------
Earnings per
  common share                       $  1.59       $  1.10       $   .14
----------------------------------------------------------------------------
Earnings per
  common share --
  assuming dilution                  $  1.55       $  1.09       $   .13
----------------------------------------------------------------------------

Note 9  Gain on Sale of Business Line

Midcoast Press, the Company's commercial web offset printer, was sold during fiscal 1996 for $4.2 million, of which $3.5 million was in the form of a non-recourse note. The note was structured to require interim interest payments with a balloon payment to be paid in full on December 31, 2002. The note will be paid off earlier if specific criteria are met regarding the cash flows of the divested company. The note bears interest at the rate of 7% per annum. The Company recognized a pre-tax gain of $2.7 million ($1.7 million after tax or $.07 per share) in conjunction with the sale in fiscal 1996.

Note 10  Savings Plans

The Company has a savings plan for salaried employees which qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and other non-qualified savings plans. All plans feature both employee and employer matching contributions. The expense for matching contributions was $3.7 million, $3.4 million, and $3.7 million for fiscal 1998, 1997, and 1996, respectively.

Note 11  Stock Compensation Plans

As of September 26, 1998 the Company has five stock based compensation plans, three are fixed stock option plans (the "1986 Stock Option Plan", the "1988 Stock Option Plan" and the "1995 Non-Employee Directors' Stock Option Plan") and two are nonvested stock plans (the "1986 Employee Restricted Stock Plan" and the "1990 Non-Employee Directors' Restricted Stock Plan"). All the plans are detailed below. The Company applies APB Opinion No. 25 in accounting for its plans. Since all options are granted with an exercise price equal to the fair market value on the date of the grant, no compensation cost has been recognized for the fixed option stock grants. The market value of shares at the date of the nonvested stock award in excess of cash consideration received is charged to operations over the stock award's restriction period. The compensation costs associated with the nonvested stock plans are disclosed below.
   Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of the statement. The fair value of the fixed stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997, and 1996:

                                                                  ADVO, INC. 35

                   Notes to Consolidated Financial Statements

                                     September 26, September 27, September 28,
                                          1998         1997         1996
--------------------------------------------------------------------------------
Risk free rate of interest                5.8%         5.5%         5.8%
Dividend yield                            0.0%         0.0%         0.0%
Volatility factor                          36%          32%          36%
Expected life of
  option (years)                          4.4          4.3          4.9
--------------------------------------------------------------------------------

The weighted average fair value of options granted was $8.47 in 1998 and $4.61 for both 1997 and 1996.

                              Year ended     Year ended           Year ended
(In thousands, except        September 26,  September 27,        September 28,
per share data)                  1998           1997                  1996
--------------------------------------------------------------------------------
Pro forma net income         $   33,326       $   25,386       $    2,802
Pro forma
  earnings per share
  --assuming dilution        $     1.46       $     1.04       $      .12
--------------------------------------------------------------------------------

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the fixed stock options' vesting period ranging from 1 to 4 years. The pro forma information during the initial phase-in period, as required by SFAS No. 123, was based on fixed stock options granted during fiscal 1996, 1997 and 1998. Therefore, the pro forma information may not be indicative of the effects of compensation cost on pro forma net income and net earnings per share in future years since the options vest over several years and new grants are possible.

Fixed Stock Option Plan. The 1986 Stock Option Plan and the 1988 Stock Option Plan provide for the granting of non-qualified options for the purchase of up to 5,825,000 shares of common stock to key employees. The terms of the options may not exceed ten years, and the option prices shall not be less than the fair market value of the common stock on the date of grant. Options generally are exercisable 25% each year, cumulatively, beginning one year from date of grant. Certain grants also stipulate that the market price of the Company's common stock must reach certain levels before the options become exercisable in addition to the 25% per year time vesting provisions. The Company's common stock reached this level during the first quarter of fiscal 1998.
   These plans contain a reload option feature which allows for the exercise of options in "stock-for-stock" transactions enabling the employee to retain any further appreciation in the market value of shares traded in to pay the exercise price of the options and to satisfy tax withholding requirements. The expiration date of a reload option would be the same as that of the original option unless otherwise determined by the Company's Compensation Committee or Board of Directors. Reload options may be authorized with respect to options that are themselves granted as reload options.
   In connection with the Special Dividend in fiscal 1996 (see Note 7), the Company made equitable adjustments to outstanding options. As a result, 2.1 million options were repriced. The repriced options retained their original vesting schedules and expiration dates.
   The 1995 Non-Employee Directors' Stock Option Plan provides for the granting of non-qualified options for the purchase of shares of common stock. The terms of the options may not exceed ten years, and the option prices shall not be less than the fair market value of the common stock on the date of grant. Options generally are exercisable 25% each year, cumulatively, beginning one year from date of grant.
   At September 26, 1998 and September 27, 1997 there were 0.7 million and 0.6 million options available for future grant under the fixed stock option plans, respectively.
   Information with respect to the Company's fixed stock option plans is summarized below:

                                                                Weighted Average
                                                  Shares         Exercise Price
--------------------------------------------------------------------------------
Outstanding at September 30, 1995                2,705,208         $   15.672
Granted                                          2,871,129              9.869
Cancelled                                       (2,296,127)            18.122
Exercised                                         (939,560)             7.514
--------------------------------------------------------------------------------
Outstanding at September 28, 1996                2,340,650              9.425
Granted                                          1,222,227             13.665
Cancelled                                         (269,637)             9.619
Exercised                                       (1,032,802)             9.078
--------------------------------------------------------------------------------
Outstanding at September 27, 1997                2,260,438             11.853
Granted                                            960,247             23.077
Cancelled                                         (251,599)            12.217
Exercised                                       (1,127,958)            11.594
--------------------------------------------------------------------------------
Outstanding at September 26, 1998                1,841,128         $   17.816
--------------------------------------------------------------------------------

                               Options Outstanding

                                              Weighted Average
                          Outstanding as of      Remaining      Weighted Average
Range of Exercise Prices  September 26, 1998  Contractual Life   Exercise Price
--------------------------------------------------------------------------------
$  6.375 - $ 8.625             180,723              4.4            $  7.978
   9.100 -  12.250             343,262              6.4              11.891
  12.625 -  18.500             421,726              8.1              15.164
  18.625 -  21.500             444,100              9.1              21.253
  22.500 -  24.875             240,352              5.5              22.833
  27.063 -  29.875             210,965              7.8              28.232
--------------------------------------------------------------------------------
                             1,841,128              7.3            $ 17.816
--------------------------------------------------------------------------------

                               Options Exercisable

                                          Exercisable as of     Weighted Average
Range of Exercise Prices                  September 26, 1998    Exercise Price
--------------------------------------------------------------------------------
$  6.375 - $ 8.625                              115,596            $  8.022
    9.100 - 12.250                              116,512              11.723
  12.625 -  18.500                               81,801              15.779
  18.625 -  21.500                                9,500              18.724
  22.500 -  24.875                                   --                  --
  27.063 -  29.875                                   --                  --
--------------------------------------------------------------------------------
                                                323,409             $11.632
--------------------------------------------------------------------------------

36 ADVO, INC.

                   Notes to Consolidated Financial Statements


Nonvested Stock Plans. The 1986 Employee Restricted Stock Plan and 1990 Non-Employee Directors' Restricted Stock Plan provide for the granting of up to 2,692,500 shares of common stock to executives who, with certain exceptions, are subject to specified periods of continuous employment (generally vesting one-third per year over three years) and to directors. These shares are votable by the holders, and the vesting period is determined by the Board of Directors at the date of the grant. The compensation cost charged against income over the restriction period was $1.3 million, $.3 million, and $.6 million for the years ended September 26, 1998, September 27, 1997 and September 28, 1996, respectively. Unamortized deferred compensation was $.9 million at September 26, 1998. There are 0.2 million shares available for future grant under these plans at September 26, 1998. The weighted average grant price of shares granted during fiscal 1998 and fiscal 1997 was $21.049 and $18.431, respectively. There were no shares granted during fiscal 1996.
   Certain participants in the 1986 Employee Restricted Stock Plan were given the opportunity to reinvest the Special Dividend applicable to restricted shares in the Company's common stock. Any such reinvestment was distributed when the restricted shares vested.
   Information with respect to the Company's nonvested stock plans are summarized below:

                                                                     Shares
--------------------------------------------------------------------------------
Outstanding at September 30, 1995                                  2,423,246
Cancelled                                                             (5,001)
--------------------------------------------------------------------------------
Outstanding at September 28, 1996                                  2,418,245
Granted                                                               31,000
Cancelled                                                               (333)
--------------------------------------------------------------------------------
Outstanding at September 27, 1997                                  2,448,912
Granted                                                               72,000
Cancelled                                                             (4,000)
--------------------------------------------------------------------------------
Outstanding at September 26, 1998                                  2,516,912
--------------------------------------------------------------------------------

During fiscal 1997, 30,000 nonvested shares were awarded to an employee. These shares take on the same characteristics as the shares in the 1986 Employee Restricted Stock Plan.

Note 12  Nonrecurring Charges

In connection with the fiscal 1996 Special Dividend (see Note 7), the Company made equitable adjustments to outstanding unexercised employee stock options. Generally, the equitable adjustments were reductions in the exercise price of the outstanding unexercised employee stock options equal to the $10 per share Special Dividend payment. No modifications were made to any other terms of the options. This repricing changed the intrinsic value of the outstanding options and resulted in the Company recording $8.8 million of noncash compensation expense. Also included as nonrecurring charges were $3.3 million in legal and various other fees incurred as a result of the Company's exploration of strategic alternatives to enhance shareholder value which resulted in the payment of the Special Dividend.

Note 13  Restructure Reserve

In fiscal 1993, the Company recorded a $25.8 million charge for a plan of restructuring. The plan included the shutdown/relocation of certain operating facilities aimed at repositioning their location in more geographically strategic areas, the reorganization and centralization of the Company's operations, and the discontinuance of certain unprofitable micromarketing initiatives. All significant elements of the Company's plan of restructure were completed by the end of its fiscal 1997 year.
   For fiscal 1997 and 1996, $1.6 million, and $7.3 million, respectively, was charged to the restructuring accrual for cash payments related to severance costs and other termination based arrangements for exited activities and the centralization of operations. For fiscal 1997 and 1996, $.1 million and $.6 million, respectively, was charged for cash payments related to facility closure and downsizing costs. For the three year period ended September 27, 1997, a total of 480 employees were terminated from all functions of the organization (representing approximately 20% of the salaried workforce) under the restructuring plan.

Note 14  Income Taxes

   The components of the provision for income taxes on continuing operations are as follows:

                                    Year ended     Year ended     Year ended
                                   September 26,  September 27,  September 28,
(In thousands)                         1998            1997           1996
--------------------------------------------------------------------------------
Federal:
  Current                            $17,527         $10,660         $ 5,494
  Deferred                             2,792           3,844             505
--------------------------------------------------------------------------------
  Total Federal                       20,319          14,504           5,999
--------------------------------------------------------------------------------

State:
  Current                              2,101           1,696             742
  Deferred                               367             718             488
--------------------------------------------------------------------------------
  Total State                          2,468           2,414           1,230
--------------------------------------------------------------------------------
  Total Provision                    $22,787         $16,918         $ 7,229
--------------------------------------------------------------------------------


                                                                   ADVO, INC. 37

                   Notes to Consolidated Financial Statements




The Company's effective income tax rate for continuing operations differed from the Federal statutory rate for the following reasons:

                                    Year ended     Year ended     Year ended
                                   September 26,  September 27,  September 28,
                                        1998           1997          1996
--------------------------------------------------------------------------------
Federal statutory rate                  35.0%          35.0%        35.0%
State income taxes,
  net of federal benefit                 2.7            3.6          4.3
Other                                    1.3             .1          (.3)
--------------------------------------------------------------------------------
Effective income tax rate               39.0%          38.7%        39.0%
--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                   September 26,  September 27,
(In thousands)                                         1998           1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Deferred compensation                             $  6,138        $  5,455
  Employee benefits                                    4,612           4,123
  Other                                                3,782           5,567
--------------------------------------------------------------------------------
   Total deferred tax assets                          14,532          15,145
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment                      (13,032)        (10,486)
--------------------------------------------------------------------------------
Net federal and state deferred assets               $  1,500        $  4,659
--------------------------------------------------------------------------------

Note 15  Commitments and Contingencies

ADVO leases property and equipment under noncancellable operating lease agreements which expire at various dates through 2007. The leases generally provide that the Company pay the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 26, 1998 under long term noncancellable operating leases are as follows:

(In thousands)
-------------------------------------------------------------------------------
Fiscal year:
1999                                               $12,221
2000                                                 9,476
2001                                                 7,529
2002                                                 5,787
2003                                                 4,265
Thereafter                                           5,517
-------------------------------------------------------------------------------
Total minimum lease payments                       $44,795
-------------------------------------------------------------------------------

Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 26, 1998, September 27, 1997 and September 28, 1996 was approximately $16.7 million, $17.1 million and $20.6 million, respectively.

   During fiscal 1996, the Company entered into a ten-year agreement with Integrated System Solutions Corporation (d/b/a ISSC) now known as International Business Machines Corporation ("IBM") Global Services to provide systems development and technical support to the Company. The contract allows for cancellation after the completion of the third year, subject to termination charges ranging between $3.1 million and $.5 million depending on the year in which the cancellation becomes effective. Total base charges under the term of the agreement through the year 2006 would be $106.0 million. The agreement also provides for the Company to pay a cost of living adjustment due to inflation increases beginning in fiscal 1997. Cost of living adjustments for fiscal 1998 and 1997 totaled approximately $.6 million and $.3 million, respectively. Future commitments for the noncancellable portion of the agreement, excluding termination fees and the cost of living adjustments total $10.7 million for fiscal year 1999. In addition, the Company may receive additional credits or charges if the Company does not meet or exceeds certain baseline utilization assumptions.
   During fiscal 1998, the Company entered into a five-year agreement with IBM to provide a customer service support center for the Company. The contract allows for cancellation after the completion of the third year, subject to termination charges of $.6 million in year four and $.4 million in year five. The annual service charges for the noncancellable portion of the agreement total $3.6 million, $3.6 million, and $1.8 million, respectively, for fiscal years 1999, 2000, and 2001. The agreement also provides for the Company to pay a cost of living adjustment due to inflation beginning in fiscal year 1999. In addition, the Company may receive additional credits or charges if the Company does not meet or exceeds certain baseline utilization assumptions as well as, if IBM does not meet or exceeds certain service level standards.
   ADVO is party to various legal proceedings and claims related to its normal business operations, including several suits in which it is a defendant. In the opinion of management, the Company has substantial and meritorious defenses for these claims and proceedings in which it is a defendant, and believes these matters will be ultimately resolved without material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Note 16  Related Party Transactions

The Company invests in money market mutual funds through an investment advisor, Warburg, Pincus Counsellors, Inc. ("Counsellors"). The general partner of Warburg who was the Company's largest shareholder, and considered a related party at September 27, 1997, owns a majority interest in Counsellors.


38 ADVO, INC.

                   Notes to Consolidated Financial Statements


Warburg ceased being a related party upon the Company's purchase of 1.9 million shares of its common stock from Warburg. Income earned on investments managed by Counsellors was $.5 million and $1.2 million in fiscal 1997 and 1996, respectively. At September 27, 1997, $11.6 million was being managed by Counsellors. Two Directors of the Company are officers of Warburg and another Director is a Director of the various Counsellors managed mutual funds.

Note 17  Supplemental Cash Flow Information

Cash paid for income taxes was $16.0 million, $11.0 million and $3.2 million in fiscal 1998, 1997 and 1996, respectively. Cash paid for interest expense in fiscal 1998, 1997 and 1996 was $13.6 million, $14.4 million and $7.2 million, respectively.
   Excluded from continuing investing activities was the effect of a certain noncash activity in which the Company received a note for $3.5 million in conjunction with the sale of a business line in fiscal 1996. (See Note 9.)

Note 18  Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and interim financial stockholders' reports. The statement requires the Company to report information by operating segment on the basis which it uses internally for evaluating performance. The effective date of the Statement is for periods beginning after December 15, 1997. The Company will adopt this Statement in fiscal 1999.
   In June 1997, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes the accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires recognition of all derivatives as either assets or liabilities measured at the fair value. Depending on the intended use of the derivative, changes in fair value will be reported in the period of change as either a component of earnings or a component of other comprehensive income. The Company has not quantified the impact of adoption on its financial statements. The Company will adopt this statement in the first quarter of fiscal 2000.


Note 19  Quarterly Financial Data (Unaudited)

(In millions, except per share data)

Fiscal year ended                  First       Second       Third      Fourth
September 26, 1998                Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
Revenues                          $ 262.1     $ 253.2     $ 269.0     $ 262.2
Gross profit                         67.2        63.9        74.9        71.2
Operating income                     17.2        12.5        23.2        19.2
Net income                            8.4         5.4        12.1         9.7
Earnings per common share             .37         .24         .54         .43
Earnings per common share
  --assuming dilution                 .36         .24         .52         .42
Common stock price
  High                             23 5/8    26 13/16    30 15/16      33 5/8
  Low                              17 3/4          19    24 11/16      22 1/4
--------------------------------------------------------------------------------

Fiscal year ended                     First      Second      Third     Fourth
September 27, 1997                   Quarter    Quarter    Quarter    Quarter
--------------------------------------------------------------------------------
Revenues                             $ 255.1    $ 242.5    $ 258.2    $ 260.7
Gross profit                            62.8       58.2       69.3       68.8
Operating income                        14.0        8.0       19.1       17.4
Net income                               6.2        2.6        9.4        8.6
Earnings per common share (1)            .26        .11        .39        .35
Earnings per common share
  --assuming dilution (1)                .25        .11        .38        .35
Common stock price
  High                                14 1/4     14 5/8   16 13/16    19 7/16
  Low                                     11     11 5/8     11 3/8     15 5/8
--------------------------------------------------------------------------------

(1) Reflects restated earnings per share in accordance with SFAS No. 128. (See Note 8.)


                                                                  ADVO, INC. 39

Report of Independent Auditors

To the Board of Directors and Stockholders of ADVO, Inc.
We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 26, 1998 and September 27, 1997, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity (deficiency) for each of the three years in the period ended September 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 26, 1998 and September 27, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 26, 1998 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Hartford, Connecticut
October 20, 1998


Report of Financial Responsibility

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

/s/ Robert Kamerschen

Robert Kamerschen
Chairman and Chief Executive Officer


/s/ Donald E. McCombs

Donald E. McCombs
Senior Vice President and Chief Financial Officer


/s/ Julie A. Abraham

Julie A. Abraham
Vice President and Controller

October 20, 1998


40 ADVO, INC.