Form 10-K, Exhibit 13
period 1999-09-25
ADVO INC
filed 1999-12-16
CIK 801622

                                                                      EXHIBIT 13

FINANCIAL SECTION

Contents:
Selected Financial Data                                                      20
Financial Report                                                             21
Consolidated Statements of Operations                                        27
Consolidated Balance Sheets                                                  28
Consolidated Statements of Cash Flows                                        29
Consolidated Statements of Changes in Stockholders' Deficiency               30
Notes to Consolidated Financial Statements                                   31
Report of Independent Auditors                                               38
Report of Financial Responsibility                                           38
Corporate Information                                                        39

ADVO, INC.

SELECTED FINANCIAL DATA

                                         Year ended         Year ended         Year ended         Year ended         Year ended
                                         September 25,      September 26,      September 27,      September 28,      September 30,
(In millions, except per share data)        1999               1998               1997                 1996              1995
----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                                  $1,040.2           $1,046.5           $1,016.5                $ 986.2        $1,011.9
Operating income                              77.3               72.1               58.5                   24.8 (1)        46.3
Income from continuing operations             39.0               35.6               26.8                   11.3            30.9
Net income                                    39.0               35.6               26.8                    3.1            25.0
----------------------------------------------------------------------------------------------------------------------------------
Earnings per common share from
  continuing operations --
  assuming dilution                           1.79               1.55               1.09                    .47            1.33
Earnings per common share --
  assuming dilution                           1.79               1.55               1.09                    .13            1.07(2)
Dividends declared per share                    --                 --                 --                 10.025 (3)         .10
----------------------------------------------------------------------------------------------------------------------------------
Weighted average diluted shares               21.8               23.1               24.7                   24.1            23.3
----------------------------------------------------------------------------------------------------------------------------------


                                      September 25,        September 26,        September 27,      September 28,      September 30,
(In millions)                            1999                 1998                 1997               1996                1995
----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Cash, cash equivalents and
  marketable securities                     $  9.3             $  8.7            $  26.0              $    13.3          $ 54.5
Total assets                                 237.3              219.2              208.6                  185.1           234.2
Long-term debt                               176.8              167.8              140.7                  161.1              --
Stockholders' equity (deficiency)            (66.1)             (74.9)             (59.9)                 (85.2)          130.4
----------------------------------------------------------------------------------------------------------------------------------

                                       Year ended        Year ended         Year ended         Year ended            Year ended
                                       September 25,     September 26,      September 27,      September 28,         September 30,
(In millions)                              1999              1998              1997                1996                  1995
----------------------------------------------------------------------------------------------------------------------------------
Other Financial Data
EBITDA (4)                                 $ 102.9           $   95.7            $  76.1              $    51.7        $   60.6
Net cash provided by
  operating activities                        58.0               49.0               61.2                   38.6            14.7
----------------------------------------------------------------------------------------------------------------------------------

(1) Reflects nonrecurring charges of $12.1 million, in connection with the fiscal 1996 Special Dividend due to equitable adjustments made by the Company to outstanding unexercised employee stock options.

(2) Reflects a charge for the cumulative effect of accounting change for postemployment benefits of $1.5 million, net of tax, or $.07 per share.

(3)  Reflects a special $10 per share dividend declared in January 1996.

(4) Represents income from operations before interest, taxes, depreciation and amortization, and nonrecurring charges in fiscal 1996 ("EBITDA"). Although EBITDA is not a measure of liquidity or performance calculated in accordance with generally accepted accounting principles ("GAAP"), the Company believes that EBITDA is an indicator and measurement of its debt service ability.

FINANCIAL REPORT

This section should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

FINANCIAL OVERVIEW

Fiscal 1999 was another year of achievement for ADVO, Inc. ("ADVO" or the "Company") highlighted by record operating income, net income and earnings per share--assuming dilution. The table below demonstrates three consecutive years of solid performance by the Company.

(In millions,
except per share data)            Fiscal 1999  Fiscal 1998  Fiscal 1997
-------------------------------------------------------------------------
Revenues                             $1,040.2     $1,046.5     $1,016.5
Operating Income                         77.3         72.1         58.5
Net Income                               39.0         35.6         26.8
Earnings per
  common share --
  assuming dilution                      1.79         1.55         1.09
-------------------------------------------------------------------------

Although fiscal 1999 revenue performance was slightly below the prior year, the Company's continued focus on improving productivity and strict cost controls resulted in another year of increased profitability. During fiscal 1999, operating income rose 7.1%, net income increased 9.4% and earnings per common share--assuming dilution increased 15.5% over fiscal 1998 results. Another indicator of profitability was the Company's operating income as a percentage of revenue. For fiscal 1999 this percentage was 7.4%, representing an increase of
0.5 percentage points over fiscal 1998 emphasizing the Company's continued commitment to margin expansion.

Other fiscal 1999 highlights include, strong revenue performance by the Company's A.N.N.E. (ADVO National Network Extension) brokered distribution program, increased targeting revenues associated with the Company's ATZ (ADVO Targeting Zones) distribution platform and revenues from MailCoups, the Company's targeted coupon distributor, which was acquired in March of 1998.

RESULTS OF OPERATIONS

FISCAL 1999 COMPARED TO FISCAL 1998

REVENUES Revenues for fiscal 1999 decreased 0.6% or $6.3 million over fiscal 1998 revenues. The decline in revenues during the year was a combination of the following factors; decrease in volume, shifts in product mix and weight, and pricing gains. The reduced volume was the result of consolidations in the retail sector and the strategic elimination of mailings in selected markets. These declines were reflected in the 3.2% decrease in average shared mail pieces per package, from 8.69 in fiscal 1998 to 8.41 in fiscal 1999 and the 0.3% decrease in shared mail packages delivered to 3,044.3 million in fiscal 1999. Also contributing to the revenue decline was the shift in product mix away from heavier weight and higher priced shared mail products to lower priced but higher margin products. Pricing improvements, as evidenced by the 1.7% increase during the year in revenue per thousand pieces, from $36.67 in fiscal 1998 to $37.28 in fiscal 1999, offset these volume declines to a degree.

Fiscal 1999 revenues were also favorably and significantly impacted by the growth from the Company's A.N.N.E. brokered distribution program, increased targeting revenues associated with the Company's ATZ distribution platform and the acquisition of MailCoups, the Company's targeted coupon distributor, which occurred in March 1998.

OPERATING EXPENSES Cost of sales decreased $15.0 million from fiscal 1998 and as a percentage of revenues, cost of sales decreased 1.0 percentage point from 73.5% in fiscal 1998 to 72.5% in fiscal 1999. The decrease in cost of sales year-over-year was due to lower postage expense as a result of the decrease in the number of shared mail packages distributed, the shift in product mix away from heavier weight products, and the flow through of the pricing gains mentioned above. Also contributing to the decrease was the decline in print expense associated with lower turnkey product revenues as well as, lower paper prices. Favorable operating efficiencies and reduced labor costs in the Company's branch operations have also contributed to the decrease in cost of sales. In contrast, increased distribution and delivery costs associated with MailCoups and A.N.N.E. have partially offset the various decreases detailed above in cost of sales.

During fiscal 1999, selling, general and administrative expenses (including the provision for bad debts) increased $3.6 million over the prior fiscal year. As a percentage of revenue, selling, general and administrative expenses were 20.1% in fiscal 1999 and 19.6% in fiscal 1998. The increase represents a $4.5 million increase in general and administrative costs offset by a $0.9 million decrease in selling expense. Lower commission expense as a result of the lower revenues was offset to a degree by higher bad debt expense resulting in an overall decrease to selling expense. The general and administrative expense increase in fiscal 1999 was primarily due to Year 2000 remediation costs and amortization costs

ADVO, INC.

associated with new systems, software development and other technological enhancements. In the current fiscal year, severance charges were virtually offset by lower incentive compensation in general and administrative expenses.

OPERATING INCOME As a result of the above, the Company reported operating income of $77.3 million for the fiscal year ended 1999, a $5.1 million, or 7.1% increase over the fiscal year ended 1998. As a percentage of revenue, operating income increased 0.5 percentage points to 7.4% in the current fiscal year when compared to 6.9% in the prior fiscal year.

INTEREST EXPENSE Interest expense for the fiscal year ended 1999 of $14.3 million remained relatively consistent with interest expense of $14.0 million in the prior year. The effects of lower interest rates in the current year offset the impact of the increase in the average outstanding debt balance.

INCOME TAXES The Company's effective tax rate for fiscal 1999 was 38% versus 39% in fiscal 1998. The decrease of 1 percentage point was due to the realization of both federal and state income tax credits. It is anticipated that the future availability of state income tax credits will continue to favorably impact the Company's effective rate through fiscal 2000.

EARNINGS PER COMMON SHARE Earnings per common share -- assuming dilution for the fiscal year ended 1999 was $1.79, representing a 15.5% increase over the prior fiscal year. The increase was due to the growth in net income and to the approximate 1.2 million share decrease in weighted average diluted shares. This decrease was primarily a result of the shares purchased by the Company under its stock repurchase program.

FISCAL 1998 COMPARED TO FISCAL 1997

REVENUES Fiscal 1998 revenues increased $30.0 million over fiscal 1997 to $1,046.5 million. The 3.0% revenue growth was driven by an increase in revenue per thousand pieces, the growth in average pieces per package, the volume growth associated with the Company's A.N.N.E. brokered distribution program, as well as the Company's acquisition of MailCoups. The increase in revenue per thousand pieces of 0.7% was attributable to increases in product weights associated with the Company's preprint customers, shifts in product mix and a general price increase initiated early in fiscal 1998. Average pieces per package increased 1.9% to 8.69 in fiscal 1998 from 8.53 in fiscal 1997. Total shared mail packages declined 1.8% to 3.1 billion when compared to the previous fiscal year as a result of the Company's strategic decision to discontinue its "second-in-home date" program in the Detroit market.

OPERATING EXPENSES Cost of sales as a percentage of revenue decreased from 74.5% in fiscal 1997 to 73.5% in fiscal 1998. The decrease in cost of sales as a percentage of revenue was the result of efficiencies and cost containment in the Company's branch operations, lower postage expense and the flow through of the price increase mentioned above. Cost of sales, in absolute terms, increased $11.8 million over the prior fiscal year. This increase was attributable to higher brokered print expense, as well as higher distribution and delivery costs incurred as a result of the volume growth in A.N.N.E. and the Company's acquisition of MailCoups. These increases were somewhat offset by lower postage expense as a result of the strategic reduction in shared mail packages.

Selling, general and administrative costs, including the provision for bad debts, as a percentage of revenue, decreased from 19.7% for the fiscal year ended 1997 to 19.6% for the fiscal year ended 1998. Fiscal 1998 selling, general and administrative costs were $205.1 million representing a $4.6 million increase over the prior fiscal year. The increase was comprised of a $9.0 million increase in general and administrative expenses offset by a $3.5 million decrease in selling expense and $0.9 million attributable to lower bad debt expense. Fewer sales associates and lower advertising and promotional expenditures, as well as strict cost controls contributed to the decrease in selling expense in fiscal year 1998. The general and administrative cost increase of $9.0 million year-over-year was primarily the result of depreciation related to new systems, software development and other technological enhancements, as well as remediation costs associated with the Year 2000 program. Higher compensation related expenses also contributed to the increase in general and administrative expenses. Offsetting these increases, to a degree, were the Company's overall cost control initiatives.

OPERATING INCOME As a result of the above, the Company reported a $13.6 million increase in operating income to $72.1 million in fiscal 1998 compared to $58.5 million in fiscal 1997, representing a 23.3% increase over the prior year. As a percentage of revenue, operating income increased from 5.8% in fiscal year 1997 to 6.9% in fiscal year 1998.

INTEREST EXPENSE Interest expense relating to the credit facilities totaled $14.0 million for fiscal 1998 and $14.8 million for fiscal 1997. The decrease in interest expense was the result of lower interest rates under the credit agreement, even though the Company's overall debt balance was higher throughout the current year when compared to the prior year.

INCOME TAXES The Company's effective tax rate was approximately 39% in both fiscal 1998 and 1997.

EARNINGS PER COMMON SHARE Earnings per common share -- assuming dilution increased 42.2% to $1.55 per share in fiscal 1998 from $1.09 per share in fiscal 1997 primarily related to the Company's improved operating results.

Weighted average common and diluted shares decreased from the prior period primarily due to the Company's stock buyback program, including the purchase of approximately 1.9 million shares of its common stock from Warburg, Pincus Capital Partners, L.P. ("Warburg") during the first quarter of fiscal 1998.

FINANCIAL POSITION

WORKING CAPITAL The working capital ratio remained relatively flat at 0.99 at September 25, 1999 versus 1.00 at September 26, 1998, however, the components of the ratio increased. Current assets increased $7.2 million and current liabilities increased $8.6 million from the end of fiscal 1998. The change in current assets was primarily due to the increase in accounts receivable as a result of the timing of customer payments coupled with the Company's implementation of a new accounts receivable system. These increases in current assets were offset by decreases in deferred income tax assets. The change in current liabilities was a result of increases in accounts payable due to the timing of vendor payments, increases in federal and state taxes payable due to the Company's improved annual earnings and the increase in the current portion of long-term debt reflective of scheduled debt repayments. These increases in current liabilities were partially offset by the decline in accrued compensation and benefits due to lower incentive compensation.

PROPERTY, PLANT & EQUIPMENT Expenditures for property, plant and equipment totaled $38.3 million for the year ended September 25, 1999, which was approximately $9.0 million greater than expenditures in the prior fiscal year. The majority of the additions included; purchases of Alphaliners which are computerized mail sorters for some of the Company's production facilities, development of financial and operational software, expansion and renovations at certain of the Company's facilities, and deployment of computer hardware in connection with the Company's fleet management of desktops and laptops.

Of the total year-to-date fiscal 1999 capital expenditures, approximately $1.3 million related to the development of the human resource and payroll system, which was accelerated to be Year 2000 compliant. The project was completed during the second quarter of fiscal 1999. Total capitalized project costs were approximately $3.5 million since inception in fiscal 1998.

The Company's current capital plan calls for fiscal 2000 expenditures to be $38.0 million. Cash provided by operating activities was sufficient to cover fiscal 1999 capital additions and continues to be the expected source of financing for the planned fiscal 2000 capital expenditures.

STOCKHOLDERS' DEFICIENCY Stockholders' deficiency at September 25, 1999 was $66.1 million, representing a $8.8 million decrease from the end of the prior fiscal year. The change in stockholders' deficiency was the result of $33.8 million of common stock purchased by the Company, offset by net income of $39.0 million, employee stock plan activity and related tax benefits of $2.7 million and amortization of deferred compensation of $0.9 million.

During fiscal 1999, the Company's $33.8 million of treasury stock purchases were comprised of $32.6 million in purchases made on the open market in connection with the Company's buyback programs and $1.2 million in elections made by employees to satisfy tax withholding requirements under the Company's stock plans.

During the current and previous fiscal years the Company had announced several stock buyback programs providing for the purchase of up to 5.7 million shares. The Company believes these programs will allow the Company to take advantage of the attractive buying opportunity from its undervalued stock price. During fiscal 1999, the Company purchased 1.6 million shares of its stock for $32.6 million on the open market at an average price of $20.04 per share. During fiscal 1998, the Company purchased 2.7 million shares for $55.2 million under the buyback program that included $20.4 million of open market purchases and $34.8 million from Warburg, who was the Company's largest shareholder at September 27, 1997.

As of September 25, 1999, the Company had 1.2 million shares remaining to be purchased under the current buyback program.

ADVO, INC.

LIQUIDITY Cash flows generated from operating activities is the Company's primary source for funding working capital, capital investments and other operating requirements. The Company also has available commitments under its credit agreement, which may be used to fund operating activities.

Cash provided by operating activities increased $9.1 million over the prior year to $58.0 million. The year-over-year increase was primarily attributable to the Company's improved operating results and the increase in accounts payable due to the timing of vendor payments partially offset by a decrease in accrued compensation and benefits due to lower incentive wages.

Cash provided by operating activities during fiscal 1998 decreased $12.2 million over fiscal 1997. The growth in operating income was more than offset by the year-over-year increase in accounts receivable as a result of revenue growth and the timing of customer payments. Also contributing were the decrease in accounts payable due to the decision to take advantage of vendor discounts and the decline in accrued compensation and benefits specifically related to changes in the payment structure of the sales force.

The Company's overall cash and cash equivalents increased $0.6 million at September 25, 1999 from September 26, 1998. Investing activities of $38.5 million and financing activities of $18.9 million offset cash provided from operating activities of $58.0 million. Investing activities for the fiscal year primarily represented expenditures for property, plant and equipment of $38.3 million. Financing activities of $18.9 million for the current fiscal year were comprised of treasury stock purchases of $33.8 million offset by net borrowings under the revolving credit agreement of $13.1 million and proceeds from stock option exercises of $1.8 million.

FINANCING ARRANGEMENTS The Company has credit facilities consisting of a $135 million term loan and a $165 million reducing revolving line of credit, maturing at various dates through September 2003 (the "Agreement"). Available commitments under the Agreement total $62.2 million as of September 25, 1999. Subsequent to year end, the Company had additional net borrowings of $11 million through fiscal month end November 1999.

The debt bears interest at either the London Interbank Offered Rate ("LIBOR") or at the bank's "base rate", whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). The applicable margin ranges from .50% to 1.50% on the LIBOR rate and 0% to .25% on the base rate. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

The Company is required to maintain certain financial ratios under the Agreement. In addition, the Agreement also places restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional debt.

In connection with the Agreement, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three month LIBOR rates exceeding 8.0% per annum as to a notional principal amount equal to the lesser of $100 million or 50% of the aggregate principal amount of the loans made on the effective date for a period of at least two years. During fiscal 1998, the Company entered into two separate three year interest rate swap transaction agreements to hedge notional amounts totaling $100 million. Effective January 31, 2000, the notional amount will be reduced to $60 million. The rate is fixed at approximately 5.7%. The Company believes the interest rate swap transaction agreements limit substantial risk should interest rates fluctuate. The interest rate swap agreements had an immaterial effect on interest expense in fiscal 1999 and 1998.

The Company expects to pay the total fiscal 2000 maturities of $20.3 million in long term debt, as well as future scheduled repayments through funds generated from ongoing operations.

MARKET RISK The Company's interest expense is sensitive to changes in interest rates. In this regard, changes in interest rates affect the interest paid on its debt. To mitigate the impact of interest rate fluctuations, the Company maintains interest rate swap agreements on notional amounts totaling $100 million, which is currently over 50% of its outstanding debt balance. (See Financing Arrangements.)

The Company believes that the interest rate swap agreements limit substantial risk if interest rates should fluctuate. If interest rates should change by 2% in 2000 from those rates in effect at September 25, 1999, assuming no change in the outstanding debt balance and considering the effects of the Company's interest rate swap agreements, interest expense would increase/decrease by approximately $2.0 million. These amounts are determined by considering the hypothetical interest rates on the Company's borrowing cost and interest rate swap agreements and do not take into account signifi-cant fluctuation in interest rates. The sensitivity analysis also assumes no changes in the Company's financial structure.

YEAR 2000 READINESS The Company has addressed the effect of the Year 2000 issue on computer and production systems. In general terms, the Year 2000 issue arose because many systems, application software, facilities and equipment were constructed/written with two, rather than four, digits to identify the appropriate year. On or before January 1, 2000 these systems may incorrectly process critical data or stop processing altogether. Because the Company is dependent on properly functioning computer systems and other equipment that may contain date-sensitive embedded technology, a failure of such systems and equipment to be Year 2000 compliant could have a material adverse effect on the Company and, if not remediated, potential risks could include business interruption or shutdown, financial loss and legal liability.

STATE OF READINESS

At the beginning of 1998 the Company established a Year 2000 program management office comprised of dedicated project managers and key resources from various strategic process areas within the Company. The team coordinated and identified systems, applications, processes and software programs that would be required to be modified or replaced in order for the Company's computer and production systems to function properly with respect to dates in the Year 2000 and thereafter.

After the initial assessment, the team identified three areas of compliance which are affected by the Year 2000 issue: information technology ("IT") systems, non-IT systems (such as production facilities and machinery containing embedded systems) and third parties (i.e., vendors, customers and business partners, and other parties that provide services to the Company).

ADVO contracted with IBM Global Services, the Company's outsource partner, to perform IT systems remediation. Analysis of IT systems included mainframe and client server applications, the computer desktop (personal computers and desktop software) and the technical architecture and infrastructure (network, servers, e-mail, etc.). All mainframe and client server applications have been remediated, tested and returned to production. In addition, the Company has upgraded its computer desktops and technical infrastructure by updating or replacing non-compliant components. The Company successfully completed its plan to ensure that all systems were compliant by July 1999.

The Year 2000 issue also affects certain aspects of the Company's facilities and production equipment containing embedded technology. The Company completed the non-IT assessment and testing on September 30, 1999.

As part of the third party relationship assessment, ADVO sent surveys to material third party providers to ensure their products, services and interfaces are Year 2000 compliant. Based on the responses received to date, ADVO is not aware of any issues that could jeopardize compliance. The Company has developed contingency plans to mitigate exposure resulting from non-compliance of third parties, such as considering the substitution of vendors in the event that a vendor has misrepresented their compliance status.

COSTS

The Company's total cost of testing and modifying the required systems for the Year 2000 issue was $10.3 million from inception in fiscal 1998 through completion and was expensed as incurred. Of these costs, $3.5 million were incurred during fiscal 1998 and $6.8 million during fiscal 1999. These costs were budgeted and were funded through the shifting of existing resources in 1999 and by cash provided from operating activities. The Company expects to incur minimal additional expenditures through the rollover into January 2000. Costs associated with replacements of systems were capitalized under the Company's normal capitalization policy. (See discussion under Property, Plant & Equipment).

RISKS AND CONTINGENCY PLANS

ADVO's greatest risk for material impact lies in the potential disruption of its service delivery process through the United States Postal Service ("USPS"). Although the USPS has expressed to ADVO its intention to be Year 2000 compliant, the failure of the USPS to achieve Year 2000 compliance could have a significant adverse affect on the operation of the Company's business, financial position, results of operations and cash flows. Because the number of scenarios is extensive, it is not possible to assess them all; however, the severity of the impact could vary widely. It should be noted that because approximately 85% of ADVO's mail bypasses almost all of the USPS' systems and is delivered directly by ADVO to the USPS' local post offices for carrier distribution, the

ADVO, INC.

Company may have somewhat mitigated its risk. In addition, in order to mitigate any material effects, the Company is continually monitoring the USPS' Year 2000 progress through bimonthly status meetings and review of its high-level contingency plans.

In addition, the Company relies on print vendors for the printing of certain direct mail products. The Company has sent out letters requiring certification from all print vendors ensuring they are Year 2000 compliant. The failure of all of the Company's print vendors to be Year 2000 compliant could have a material adverse effect on the Company. The Company has identified alternate suppliers of similar print services through the contingency planning process.

The Company has developed formal contingency plans for those compliance shortfalls that could have an adverse effect on the Company's business, financial condition and results of operation. Contingency plan examples include, but are not limited to, shifting of production work to other branches in case of regional outages, identification of alternative suppliers, increasing production supplies, such as paper, and the identification of a team of associates to perform rollover testing and react to unforeseen events on January 1, 2000. For the remainder of 1999, these plans will continue to be refined as the Company moves toward the transition date of January 1, 2000.

ADVO has taken all reasonable actions and developed contingency plans to avoid significant business interruption. However, due to the inherent complexity of the Year 2000 issue the Company cannot guarantee that all Year 2000 issues will be foreseen and corrected or that a material problem will not result in the interruption of certain normal business activities. Further, there is also uncertainty associated with third parties' failure to remediate their own Year 2000 issues in a timely manner.

The Company currently believes that with the timely modifications made to existing software, conversions to new software and the completion of the project as scheduled, the Year 2000 issue will not pose significant operational problems for its computer and production systems and will not have a material impact on the Company's consolidated financial position or results of operations.

FORWARD LOOKING STATEMENTS This Financial Report contains certain forward looking statements regarding the Company's results of operations and financial position within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements are based on current information and expectations and are subject to risks and uncertainties which would cause the Company's actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include but are not limited to: changes in customer demand and pricing; the possibility of consolidation throughout the retail sector; postal and paper prices; possible governmental regulation or legislation affecting aspects of the Company's business; the efficiencies achieved with technology upgrades; the amount of shares the Company will repurchase in the future under its buyback program; the risks associated with the transition into the Year 2000; fluctuations in interest rates related to the outstanding debt and other general economic factors.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Year ended           Year ended           Year ended
                                                                            September 25,        September 26,        September 27,
(In thousands, except per share data)                                          1999                 1998                 1997
------------------------------------------------------------------------------------------------------------------------------------

Revenues                                                                     $1,040,208           $1,046,511           $1,016,492
Costs and expenses:
  Cost of sales                                                                 754,221              769,256              757,413
  Selling, general and administrative                                           203,238              200,662              195,196
  Provision for bad debts                                                         5,489                4,459                5,374
------------------------------------------------------------------------------------------------------------------------------------

Operating income                                                                 77,260               72,134               58,509
Interest income                                                                     586                  949                  687
Interest expense                                                                 14,289               14,043               14,820
Other expense                                                                       682                  613                  660
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                       62,875               58,427               43,716
Provision for income taxes                                                       23,893               22,787               16,918
------------------------------------------------------------------------------------------------------------------------------------

Net income                                                                   $   38,982           $   35,640           $   26,798
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Earnings per common share:
  Earnings per common share                                                  $     1.81           $     1.59           $     1.10
  Earnings per common share -- assuming dilution                             $     1.79           $     1.55           $     1.09
------------------------------------------------------------------------------------------------------------------------------------

Weighted average common shares                                                   21,580               22,427               24,320
Weighted average diluted shares                                                  21,826               23,056               24,688
------------------------------------------------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements

ADVO, INC.

CONSOLIDATED BALANCE SHEETS

                                                                                                September 25,         September 26,
(In thousands, except share data)                                                                   1999                  1998
 ----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                                      $   9,341   $             8,724
  Accounts receivable, less allowances of $4,105 in 1999 and $4,624 in 1998                         91,883                80,140
  Inventories                                                                                        4,005                 3,740
  Prepaid expenses and other current assets                                                          5,376                 4,886
  Deferred income taxes                                                                              7,656                13,535
-----------------------------------------------------------------------------------------------------------------------------------

    Total Current Assets                                                                           118,261               111,025

Property, plant and equipment -- net                                                                99,800                85,790
Other assets                                                                                        19,240                22,391
-----------------------------------------------------------------------------------------------------------------------------------
    Total Assets                                                                                  $237,301              $219,206
-----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Deficiency
Current liabilities:
  Current portion of long-term debt                                                              $   20,250   $            16,200
  Accounts payable                                                                                   42,498                37,586
  Accrued compensation and benefits                                                                  23,426                27,473
  Customer advances                                                                                   3,840                 3,892
  Federal and state income taxes payable                                                              9,485                 5,270
  Accrued other expenses                                                                             20,117                20,628
 -----------------------------------------------------------------------------------------------------------------------------------

    Total Current Liabilities                                                                       119,616               111,049

Long-term debt                                                                                      176,816               167,766
Deferred income taxes                                                                                 3,921                12,035
Other liabilities                                                                                     3,025                 3,230
Stockholders' deficiency:
  Series A Convertible Preferred Stock, $.01 par value
    (Authorized 5,000,000 shares, none issued)                                                          --                    --
  Common Stock, $.01 par value (Authorized 40,000,000 shares,
    Issued 29,471,024 in 1999 and 29,237,700 in 1998)                                                  295                   292
  Additional paid-in capital                                                                       177,027               173,433
  Accumulated deficit                                                                              (80,491)             (119,473)
  Less shares of common stock held in treasury at cost,
    8,674,840 in 1999 and 7,001,271 in 1998                                                       (162,908)             (129,126)
-----------------------------------------------------------------------------------------------------------------------------------
    Total Stockholders' Deficiency                                                                 (66,077)              (74,874)
-----------------------------------------------------------------------------------------------------------------------------------
    Total Liabilities and Stockholders' Deficiency                                                $237,301              $219,206
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year ended      Year ended           Year ended
                                                                              September 25,   September 26,         September 27,
(In thousands)                                                                     1999            1998                1997
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Net income                                                                     $ 38,982        $ 35,640            $  26,798
Adjustments to reconcile net income to net
  cash flows from operating activities:
    Depreciation                                                                   23,261          21,031               16,150
    Amortization                                                                    3,342           3,524                2,096
    Deferred income taxes                                                          (2,235)          3,159                4,562
    Provision for bad debts                                                         5,489           4,459                5,374
    Other                                                                             825             708                  528
Change in operating assets and liabilities,
  net of effects of acquisitions:
    Accounts receivable                                                           (17,240)        (16,130)              (9,370)
    Inventories                                                                      (265)            898                3,369
    Prepaid expenses and other current assets                                        (490)            461                 (247)
    Other assets                                                                    1,680           1,050               (1,367)
    Accounts payable                                                                4,894          (7,973)               6,776
    Accrued compensation and benefits                                              (4,525)         (2,087)               6,353
    Customer advances                                                                 (52)            483               (2,551)
    Federal and state income taxes payable                                          5,163           4,262                1,732
    Other liabilities                                                                (817)           (531)                 950
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                      58,012          48,954               61,153
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisitions, net of cash acquired                                                 (300)        (10,720)                  --
  Expenditures for property, plant and equipment                                  (38,300)        (29,271)             (28,615)
  Proceeds from disposals of property and equipment                                   115              22                   18
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash used by investing activities                                         (38,485)        (39,969)             (28,597)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Payments on term loans                                                          (18,200)        (12,525)             (17,559)
  Revolving line of credit -- net                                                  31,300          45,700                   --
  Payment of debt issue costs                                                          --          (1,349)                  --
  Proceeds from exercise of stock options                                           1,772           2,757                2,323
  Purchases of common stock for treasury                                          (33,782)        (60,807)              (4,660)
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash used by financing activities                                         (18,910)        (26,224)             (19,896)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                      617         (17,239)              12,660
Cash and cash equivalents at beginning of year                                      8,724          25,963               13,303
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $  9,341        $  8,724            $  25,963
-----------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

ADVO, INC.

CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' DEFICIENCY

                                                                                   Additional
                                         Common stock          Treasury stock        paid-in       Accumulated              Total
(In thousands)                       Shares      Amount     Shares       Amount      capital        deficit               deficiency

------------------------------------------------------------------------------------------------------------------------------------

Balance -- September 28, 1996           27,901     $279       (3,804)  $ (64,274)    $160,704     $(181,914)              $(85,205)
Purchase of common stock for treasury                           (304)     (4,660)                                           (4,660)
Grants of restricted stock                  31                    30         506         (506)                                  --
Exercise of stock options                  497        5            1          19        2,299                                2,323
Tax effect --  employee stock plans                                                       529                                  529
Amortization of deferred
  compensation and other (1)                                                              291             3                    294
Net Income                                                                                           26,798                 26,798
------------------------------------------------------------------------------------------------------------------------------------

Balance -- September 27, 1997           28,429     $284       (4,077)  $ (68,409)    $163,317     $(155,113)              $(59,921)
Purchase of common stock for treasury                         (2,928)    (60,807)                                          (60,807)
Cancellation of restricted stock            (4)                                                                                 --
Grants of restricted stock                  72        1            4          90           (4)                                  87
Exercise of stock options                  741        7                                 2,750                                2,757
Tax effect -- employee stock plans                                                      6,074                                6,074
Amortization of deferred
  compensation (1)                                                                      1,296                                1,296
Net Income                                                                                           35,640                 35,640
-----------------------------------------------------------------------------------------------------------------------------------
Balance -- September 26, 1998           29,238     $292       (7,001)  $(129,126)    $173,433     $(119,473)              $(74,874)
Purchase of common
  stock for treasury                                          (1,674)    (33,782)                                          (33,782)
Cancellation of restricted stock            (5)                                                                                 --
Grants of restricted stock                  38                                                                                  --
Exercise of stock options                  200        3                                 1,769                                1,772
Tax effect -- employee stock plans                                                        948                                  948
Amortization of deferred
  compensation (1)                                                                        877                                  877
Net Income                                                                                           38,982                 38,982
-----------------------------------------------------------------------------------------------------------------------------------
Balance -- September 25, 1999           29,471     $295       (8,675)  $(162,908)    $177,027   $   (80,491)              $(66,077)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


(1) Unamortized deferred compensation at September 25, 1999, September 26, 1998, and September 27, 1997 was $1,530,000, $940,000, and $780,000,
     respectively.

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION: ADVO, Inc. ("ADVO" or the "Company") is a direct marketing firm primarily engaged in soliciting and processing printed advertising from retailers, manufacturers and service companies for targeted distribution by both shared and solo mail to consumer households in the United States on a national, regional and local basis. Founded in 1929 as a hand delivery company, ADVO entered the direct mail industry as a solo mailer in 1946 and began its shared mail program in 1980. The Company currently is the largest commercial user of standard mail (formerly third-class mail) in the United States.

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

Statement of Financial Accounting Standards ("SFAS") No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the way that business enterprises report information about operating segments in financial statements, as well as information about products and services, geographic areas and major customers. The Company operates principally under one segment, direct mail marketing, and, therefore, no additional disclosure is required.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of ADVO and its subsidiaries. All significant intercompany transactions and balances among ADVO and its subsidiaries have been eliminated. Certain reclassifications have been made in the fiscal 1998 and 1997 financial statements to conform with the fiscal 1999 presentation. ADVO's fiscal year closing date is the last Saturday in September.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include highly liquid investment instruments with original maturities of three months or less when purchased. These investments are valued at cost, which approximates fair value.

INVENTORIES: Inventories, which consist of raw materials, finished goods and spare parts, are valued at the lower of cost (first-in, first-out method) or market.

LONG-LIVED ASSETS: Property, plant and equipment are recorded at cost and include amounts associated with the development of software for internal use. Depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the respective assets (ranging from 3 to 35 years) or over the terms of the related leases for leasehold improvements.

The excess of cost over net assets acquired (goodwill) and other intangible assets related to acquisitions are being amortized over their expected useful lives which range from 3 to 20 years.

The Company continually monitors its long-lived assets for impairment. In determining whether any impairment losses have occurred, the Company evaluates the expected cash flows, on an undiscounted basis, of the underlying assets.

REVENUES: Revenues are recognized when services are rendered and are presented in the financial statements net of sales allowances and adjustments. The Company's services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the United States Postal Service.

INTEREST RATE SWAPS: The Company enters into interest rate swap agreements to modify the interest characteristics of a portion of its outstanding debt. These agreements involve the exchange of amounts based on the London Interbank Offered Rate ("LIBOR") for amounts based on a fixed interest rate over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense. The related amount payable from counter parties is included in accrued other expenses. The fair value of these agreements is not recognized in the financial statements.

STOCK BASED COMPENSATION: The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock plans. Accordingly, no compensation cost is recognized for stock-based compensation unless the quoted market price of the stock at the grant date is in excess of the amount the employee must pay to acquire the stock.

ADVO, INC.

EARNINGS PER COMMON SHARE: Earnings per common share exclude common stock equivalents, such as stock options, and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Earnings per common share -- assuming dilution reflects the potential dilution that could occur if common stock equivalents, such as stock options, were exercised.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

NOTE 2  ACQUISITIONS

During fiscal 1998, the Company acquired The Mailhouse, Inc., a cooperative coupon envelope mail company for approximately $10.7 million. This acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired company have been included in the consolidated statements of operations from its acquisition date. The acquired assets have been recorded at their estimated fair values. The acquisition did not have a material pro forma effect on operations for periods prior to the acquisition.

The excess of the purchase price of all acquisitions over the estimated fair values of all net assets acquired of $11.0 million and $10.8 million, net of accumulated amortization, is reflected in other assets at September 25, 1999 and September 26, 1998, respectively. Also included in other assets at September 25, 1999 and September 26, 1998 is $1.7 million and $2.4 million, respectively, of other intangible assets, net of accumulated amortization, which were acquired in the acquisitions. As of September 25, 1999 and September 26, 1998, accumulated amortization of goodwill and other intangibles was $10.6 million and $9.1 million, respectively.

NOTE 3  PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of property, plant and equipment and accumulated depreciation and amortization are as follows:

                                    September 25,  September 26,
(In thousands)                         1999           1998
------------------------------------------------------------------

Land, buildings and building
  improvements                       $  9,357      $  8,733
Leasehold improvements                 19,794        13,209
Machinery and equipment                94,363        81,018
Furniture and fixtures                 17,306        15,984
Computer hardware                      28,540        31,878
Computer software and
  software development costs           47,358        38,416
------------------------------------------------------------------
  Total                              $216,718      $189,238
Less accumulated depreciation
  and amortization                    116,918       103,448
------------------------------------------------------------------
Property, plant and
  equipment-net                      $ 99,800      $ 85,790
==================================================================

NOTE 4 ACCRUED COMPENSATION AND BENEFITS

The composition of accrued compensation and benefits is as follows:

                                    September 25,  September 26,
(In thousands)                         1999           1998
------------------------------------------------------------------
Employee compensation                $ 11,028       $14,874
Workers' compensation                   6,555         6,263
Employee withholdings and
  other benefits                        5,843         6,336
------------------------------------------------------------------
Total                                $ 23,426      $ 27,473
==================================================================

NOTE 5  FINANCING ARRANGEMENTS

The Company has credit facilities consisting of a $135 million term loan and a $165 million reducing revolving line of credit, maturing at various dates through September 2003. The commitment levels on the revolving line range from a high of $165 million through December 1999 to a low of $22.5 million for the period June 2003 through September 2003. Mandatory repayments of debt in defined amounts are required in the event of certain transactions including the sale of certain assets. The Company and its subsidiaries have pledged all of their assets as collateral under the credit agreement.

The debt bears interest at either the LIBOR or at the bank's "base rate," whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). The applicable margin for fiscal 1999 and 1998 ranged from .50% to 1.50% of the LIBOR rate and 0% to .25% on the base rate. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

The outstanding facilities' balance and related interest rates inclusive of applicable margins are as follows :

                               LIBOR    Base Rate     Total
September 25, 1999           Interest   Interest   Outstanding
(In thousands)                 6.25%      8.25%     Facilities
---------------------------------------------------------------
Term loan                    $100,000   $  4,275     $104,275
Revolving line of credit       82,791     10,000       92,791
---------------------------------------------------------------
                             $182,791   $ 14,275      197,066
Less: Current portion
of long-term debt                                      20,250
---------------------------------------------------------------
                                                     $176,816
---------------------------------------------------------------

                              LIBOR     Base Rate      Total
September 26, 1998          Interest    Interest    Outstanding
(In thousands)                6.32%       8.50%     Facilities
---------------------------------------------------------------
Term loan                    $120,000   $  2,475     $122,475
Revolving line of credit       50,791     10,700       61,491
---------------------------------------------------------------
                             $170,791   $ 13,175      183,966
Less: Current portion
  of long-term debt                                    16,200
---------------------------------------------------------------
                                                     $167,766
===============================================================

The Company is required to maintain certain financial ratios under the facilities. In addition, the facilities also place restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional borrowings.

In connection with the facilities, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three-month LIBOR rates exceeding 8.0% per annum as to a notional principal amount equal to the lessor of $100 million or 50% of the aggregate principal amount of the loans made on the effective date for a period of at least two years. During fiscal 1998, the Company entered into two separate three-year interest rate swap transaction agreements to hedge notional amounts totaling $100 million. Effective January 31, 2000, the notional amount will be reduced to $60 million. The rate is fixed at approximately 5.7%. The Company believes the interest rate swap transaction agreements limit substantial risk should interest rates fluctuate. The interest rate swap agreements had an immaterial effect on interest expense in fiscal 1999 and 1998.

The Company pays fees on the unused commitments under the facilities at a rate ranging from .175% to .375% depending on the Company's total leverage ratio, as defined. As of September 25, 1999, $62.2 million of the revolver was available for future borrowings.

Total maturities of long-term debt which are due over the next four fiscal years at September 25, 1999 are as follows :

(In thousands)
-----------------------------
2000                $ 20,250
2001                  22,950
2002                  27,000
2003                 126,866
-----------------------------
Total maturities    $197,066
=============================

The revolving line of credit has been classified as long-term since management has the intent and ability to maintain the September 25, 1999 outstanding balance throughout fiscal 2000.

The Company capitalized $6.8 million of debt issue costs directly associated with the issuance of the debt in fiscal 1998 and 1996. These costs are included in other assets and are being amortized over the term of the debt agreement. At September 25, 1999 and September 26, 1998, unamortized costs totaled $3.8 million and $4.8 million, respectively.

The Company has outstanding letters of credit of approximately $6.5 million under separate agreements primarily related to its workers' compensation program.

Carrying amounts of the financing arrangements approximate fair value.

NOTE 6  STOCKHOLDERS' DEFICIENCY

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

During fiscal 1999, 1998 and 1997, the Company announced stock buyback programs totaling 5.7 million shares. During the year ended September 25, 1999, Sep-tember 26, 1998 and September 27, 1997, the Company purchased, in connection with the buyback programs, 1.6 million shares for $32.6 million, 2.7 million shares for $55.2 million and 0.2 million for $3.4 million, respectively. Included in the fiscal 1998 buyback amount was 1.9 million shares of common stock that the Company purchased from Warburg, Pincus Capital Partners, L.P. ("Warburg") for $34.8 million. Warburg ceased being a

ADVO, INC.

related party to the Company at the beginning of fiscal 1998 upon the consummation of this transaction. As of September 25, 1999, there were 1.2 million shares remaining to be purchased. Stock repurchases under these programs exclude shares reacquired in connection with taxes due from associates on certain exercises under the Company's stock option plans.

At September 25, 1999 there were 3.4 million shares of common stock reserved for issuance upon the exercise of stock options.

NOTE 7  EARNINGS PER COMMON SHARE

The following table sets forth the computation of earnings per common share and earnings per common share -- assuming dilution:

                        Year ended         Year ended        Year ended
(In thousands,         September 25,      September 26,     September 27,
except per share data)    1999                1998              1997
---------------------------------------------------------------------------
Net Income              $38,982             $35,640             $26,798
Weighted average
  common shares          21,580              22,427              24,320
Effect of dilutive
  securities:
   Stock options            229                 598                 357
   Restricted stock          17                  31                  11
---------------------------------------------------------------------------
Dilutive potential
  common shares             246                 629                 368

Weighted average
  diluted shares         21,826              23,056              24,688
---------------------------------------------------------------------------
Earnings per
  common share          $  1.81             $  1.59             $  1.10
---------------------------------------------------------------------------
Earnings per
  common share --
  assuming dilution     $  1.79             $  1.55             $  1.09
===========================================================================

Outstanding stock options to purchase common stock with an exercise price greater than the average market price of common stock were not included in the calculation of earnings per common share -- assuming dilution.

NOTE 8  SAVINGS PLANS

The Company has a savings plan for salaried employees which qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and other non-qualified savings plans. In January 1999, hourly employees and sales associates were eligible to participate in the qualified savings plan. All plans feature both employee and employer matching contributions. The expense for matching contributions was $4.9 million, $3.7 million, and $3.4 million for fiscal 1999, 1998, and 1997, respectively.

NOTE 9  STOCK COMPENSATION PLANS

The Company maintains several stock based compensation plans relating to stock options and restricted stock awards.

Pro forma information regarding net income and earnings per share, as required by SFAS No. 123 "Accounting for Stock-Based Compensation", has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998, and 1997:


                           September 25,   September 26,   September 27,
                               1999            1998             1997
-----------------------------------------------------------------------------
Risk free rate of interest     5.5%            5.8%             5.5%
Dividend yield                 0.0%            0.0%             0.0%
Volatility factor               42%             36%              32%
Expected life of
  option (years)               5.2             4.4              4.3
-----------------------------------------------------------------------------

The weighted average fair value of options granted was $11.40 in 1999, $8.47 in 1998, and $4.61 in 1997.

                            Year ended       Year ended      Year ended
(In thousands,             September 25,   September 26,   September 27,
except per share data)         1999            1998             1997
-----------------------------------------------------------------------------
Pro forma net income        $35,929         $33,326          $25,386
Pro forma
  earnings per
  common share
  -- assuming dilution      $  1.65         $  1.46          $  1.04
=============================================================================

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the stock options' vesting period ranging from 1 to 4 years. The pro forma effect on net income and related earnings per share for fiscal 1997 through 1999 may not be representative of future years' impact since options granted before the initial phase-in period are excluded from the pro forma calculations. In addition, the terms and conditions of new grants may vary from the current terms.

STOCK OPTIONS During fiscal 1999, the stockholders approved the 1998 Incentive Compensation Plan (the "1998 Plan") at the Company's Annual Meeting. The 1998 Plan allows a Committee appointed by the Board of Directors to grant both cash and equity awards including stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards as deemed appropriate to Directors and employees of the Company.

The 1998 Plan supersedes the following plans; the 1986 Stock Option Plan, the 1988 Non-Qualified Stock Option Plan and 1993 Stock Option Subplan, and the 1986 Employee Restricted Stock Plan, together the "Preexisting Plans". All outstanding options and restricted stock under the Preexisting Plans were transferred to the 1998 Plan at the time of approval.

Under the 1998 Plan the shares of stock reserved and available for future grant at the time of approval included; 1.0 million original shares approved by the stockholders, shares remaining available from the Preexisting Plans, and shares of stock which will become available under the Preexisting Plans such as cancelled shares, expired shares or shares withheld in payment of the exercise price or taxes. As of September 25, 1999 there were 1.2 million shares available for future grant under the 1998 Plan.

The 1998 Plan provides for granting of both incentive and non-qualified stock options. Currently, the Company has only granted non-qualified stock options which are generally exercisable 25% each year, cumulatively, beginning one year from date of grant. The terms of the options may not exceed ten years, and the option price shall not be less than the fair market value of the common stock on the date of grant.

The 1998 Plan contains a reload feature which allows for the exercise of options in "stock-for-stock" transactions. The number of reload options awarded upon the exercise of existing options is equal to the number of shares traded in to pay the exercise price of the options and to satisfy tax withholding requirements. The expiration date of a reload option would be the same as that of the original option unless otherwise determined by the Committee. Reload options may be authorized with respect to options that are themselves granted as reload options.

The Non-Employee Directors' Stock Option plan provides for the granting of non-qualified options for the purchases of shares of common stock. The terms of the options may not exceed ten years, and the option price shall not be less than the fair market value of the common stock on the date of grant. Options generally are exercisable 25% each year, cumulatively, beginning one year from date of grant.

Information with respect to the Company's stock option plans is summarized below:

                                                         Weighted Average
                                            Shares        Exercise Price
--------------------------------------------------------------------------------
Outstanding at
  September 28, 1996                        2,340,650         $ 9.425
Granted                                     1,222,227          13.665
Cancelled                                    (269,637)          9.619
Exercised                                  (1,032,802)          9.078
--------------------------------------------------------------------------------
Outstanding at
  September 27, 1997                        2,260,438          11.853
Granted                                       960,247          23.077
Cancelled                                    (251,599)         12.217
Exercised                                  (1,127,958)         11.594
--------------------------------------------------------------------------------
Outstanding at
  September 26, 1998                        1,841,128          17.816
Granted                                       813,613          25.110
Cancelled                                    (241,380)         20.511
Exercised                                    (249,872)         11.415
--------------------------------------------------------------------------------
Outstanding at
  September 25, 1999                        2,163,489         $20.997
--------------------------------------------------------------------------------

                              Options Outstanding
--------------------------------------------------------------------------------
                                                Weighted
                                Outstanding     Average
                                  as of        Remaining      Weighted
                               September 25,   Contractual    Average
Range of Exercise Prices           1999           Life      Exercise Price
--------------------------------------------------------------------------------
$6.375 -$12.250                  321,541          5.4         $11.188
12.875 - 18.625                  355,969          7.2          15.796
19.250 - 21.500                  423,532          8.4          21.217
22.500 - 24.875                  240,561          4.7          22.895
25.750 - 25.938                  557,946          9.1          25.936
26.000 - 29.875                  263,940          7.7          27.438
--------------------------------------------------------------------------------
                               2,163,489          7.4         $20.997
--------------------------------------------------------------------------------

                               Options Exercisable
--------------------------------------------------------------------------------
                                 Exercisable
                                   as of             Weighted
                                 September 25,        Average
Range of Exercise Prices             1999         Exercise Price
--------------------------------------------------------------------------------
$6.375 -$12.250                    212,595           $10.753
12.875 - 18.625                    136,198            15.948
19.250 - 21.500                     84,860            21.426
22.500 - 24.875                    164,782            22.653
25.750 - 25.938                          -                 -
26.000 - 29.875                     64,015            29.576
--------------------------------------------------------------------------------
                                   662,450           $17.967
================================================================================

RESTRICTED STOCK The Company's 1986 Employee Restricted Stock Plan was merged into the 1998 Plan. In addition, the Company also maintains the 1990 Non-Employee Directors' Restricted Stock Plan ("1990

Non-Employee Plan") which provides for the granting of 125,000 shares of common stock to non-employee directors. These grants of restricted stock generally vest one-third per year over three years.

The Company issued restricted stock grants of 38,000 shares in fiscal 1999, 72,000 shares in fiscal 1998 and 31,000 shares in fiscal 1997. The weighted average grant price of the restricted shares granted during fiscal 1999, 1998 and 1997 was $24.816, $21.049 and $18.431, respectively. The Company cancelled 5,000 restricted shares in fiscal 1999, 4,000 restricted shares in fiscal 1998 and 333 restricted shares in fiscal 1997.

The market value of shares at the date of the restricted stock award in excess of cash consideration received is charged to operations over the stock award's restriction period. The compensation cost charged against income over the restriction period was $0.9 million, $1.3 million and $0.3 million for the years ended September 25, 1999, September 26, 1998 and September 27, 1997, respectively. Unamortized deferred compensation was $1.5 million and $0.9 million at September 25, 1999 and September 26, 1998, respectively. There are 83,500 shares available for future grant under the 1990 Non-Employee Plan.

During fiscal 1999, 25,000 restricted stock units were awarded to an employee from the 1998 Plan. These units provide the employee the right to receive stock at the end of a specified deferral period.

During fiscal 1997, 30,000 restricted stock shares were awarded to an employee. These shares take on the same characteristics as the shares in the 1998 Plan.

NOTE 10  INCOME TAXES

The components of the provision for income taxes are as follows:


                              Year ended      Year ended    Year ended
                             September 25,   September 26,  September 27,
(In thousands)                   1999            1998          1997
--------------------------------------------------------------------------------
Federal:
  Current                      $ 22,651        $ 17,527      $10,660
  Deferred (benefit)             (1,852)          2,792        3,844
--------------------------------------------------------------------------------
  Total Federal                  20,799          20,319       14,504
--------------------------------------------------------------------------------

State:
  Current                         3,477           2,101        1,696
  Deferred (benefit)               (383)            367          718
--------------------------------------------------------------------------------
  Total State                     3,094           2,468        2,414
--------------------------------------------------------------------------------
  Total Provision              $ 23,893        $ 22,787      $16,918
================================================================================

The Company's effective income tax rate for operations differed from the Federal statutory rate due to the following:

                                 Year ended      Year ended      Year ended
                                September 25,   September 26,   September 27,
                                    1999           1998            1997
--------------------------------------------------------------------------------
Federal statutory rate             35.0%           35.0%           35.0%
State income taxes,
  net of federal benefit            3.2             2.7             3.6
Other                              (0.2)            1.3             0.1
--------------------------------------------------------------------------------
Effective income
  tax rate                         38.0%           39.0%           38.7%
================================================================================

Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                                September 25,     September 26,
(In thousands)                                      1999              1998
--------------------------------------------------------------------------------
Deferred income tax assets:
  Deferred compensation                          $  7,008            $ 6,138
  Employee benefits                                 4,525              4,612
  Other                                             4,512              3,782
--------------------------------------------------------------------------------
   Total deferred income
    tax assets                                     16,045             14,532
--------------------------------------------------------------------------------
Deferred income tax liabilities:
  Property, plant and equipment                   (11,160)           (13,032)
  Prepaid assets                                   (1,150)                --
--------------------------------------------------------------------------------
Net federal and state
  deferred income tax assets                     $  3,735          $  1,500
================================================================================

NOTE 11  COMMITMENTS AND CONTINGENCIES

ADVO leases property and equipment under noncancellable operating lease agreements which expire at various dates through 2009. The leases generally provide that the Company pay the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 25, 1999 under long term noncancellable operating leases are as follows:


(In thousands)
----------------------------------------
Fiscal year:
2000                            $13,476
2001                             10,745
2002                              8,762
2003                              6,711
2004                              4,957
Thereafter                       10,623
----------------------------------------
Total minimum lease payments    $55,274
========================================

Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 25, 1999, September 26, 1998 and September 27, 1997 was approximately $18.3 million, $16.7 million and $17.1 million, respectively.

The Company has various agreements with International Business Machines Corporation ("IBM") Global Services to provide systems development, technical support, a customer support center and server farm management services to the Company. The contracts allow for cancellation after the completion of the second or third year, subject to termination charges ranging from $3.4 million to $0.3 million depending on the year in which the cancellation becomes effective. The annual service charges for the noncancellable portion of the agreements total $5.7 million and $5.0 million, respectively, for fiscal 2000 and 2001. The agreements also provide for the Company to pay cost of living adjustments due to inflation. Cost of living adjustments for fiscal 1999, 1998 and 1997 totaled approximately $0.7 million, $0.6 million and $0.3 million, respectively. In addition, the Company may receive additional credits or charges if the Company does not meet or exceeds certain baseline utilization assumptions and service level standards.

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

NOTE 12  SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes was $21.4 million, $16.0 million and $11.0 million in fiscal 1999, 1998 and 1997, respectively. Cash paid for interest expense in fiscal 1999, 1998, and 1997 was $13.0 million, $13.6 million, and $14.4 million, respectively.

NOTE 13  RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes the accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires recognition of all derivatives as either assets or liabilities measured at the fair value. Depending on the intended use of the derivative, changes in fair value will be reported in the period of change as either a component of earnings or a component of stockholders' equity. The adoption of the opinion is required for the Company's fiscal year 2001. The Company believes the impact of the adoption will not have a material effect on its financial statements.

NOTE 14  QUARTERLY FINANCIAL DATA (UNAUDITED)
(In millions, except per share data)

Fiscal year ended       First     Second      Third    Fourth
September 25, 1999     Quarter    Quarter    Quarter   Quarter
----------------------------------------------------------------
Revenues              $   268.6  $   253.5  $   262.1  $ 256.0
Gross profit               74.2       67.5       75.1     69.2
Operating income           20.1       13.5       23.8     19.9
Net income                 10.2        6.1       12.4     10.3
Earnings per
  common share              .46        .28        .58      .49
Earnings per common
  share--assuming
  dilution                  .45        .28        .58      .49
Common stock price
  High                 27 15/16     27 1/2         23       21
  Low                   19 1/16    16 9/16   14 15/16   17 3/4
----------------------------------------------------------------
Fiscal year ended       First     Second      Third    Fourth
September 26, 1998     Quarter    Quarter    Quarter   Quarter
----------------------------------------------------------------
Revenues              $   262.1  $   253.2  $   269.0  $ 262.2
Gross profit               67.2       63.9       74.9     71.2
Operating income           17.2       12.5       23.2     19.2
Net income                  8.4        5.4       12.1      9.7
Earnings per
  common share              .37        .24        .54      .43
Earnings per common
  share--assuming
  dilution                  .36        .24        .52      .42
Common stock price
  High                   23 5/8   26 13/16   30 15/16   33 5/8
  Low                    17 3/4         19   24 11/16   22 1/4
==================================================================

ADVO, INC.

Report of Independent Auditors

To the Board of Directors and Stockholders of ADVO, Inc.

We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 25, 1999 and September 26, 1998, and the related consolidated statements of operations, cash flows, and changes in stockholders' deficiency for each of the three years in the period ended September 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 25, 1999 and September 26, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 25, 1999, in conformity with generally accepted accounting principles.

                                                       /s/ Ernst & Young LLP

Hartford, Connecticut
October 19, 1999



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

/s/ Gary M. Mulloy

Gary M. Mulloy
Chairman and Chief Executive Officer

/s/ Donald E. McCombs

Donald E. McCombs
Executive Vice President and Chief Financial Officer

/s/ Julie A. Abraham

Julie A. Abraham
Vice President & Controller

October 19, 1999