Form 10-K, Exhibit 13
period 2000-09-30
ADVO INC
filed 2000-12-14
CIK 801622

                                                                      Exhibit 13

                          ADVO, INC.  ANNUAL REPORT 2000

Selected Financial Data

                                         Year ended       Year ended       Year ended        Year ended       Year ended
                                        September 30,    September 25,    September 26,     September 27,    September 28,
(In millions, except per share data)       2000             1999             1998                1997             1996
--------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues                               $ 1,129.2         $ 1,040.2        $ 1,046.5         $ 1,016.5        $ 986.2
Operating income                            96.3              77.3             72.1              58.5           24.8(1)
Income from continuing operations           48.8              39.0             35.6              26.8           11.3
Net income                                  48.8              39.0             35.6              26.8            3.1
--------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share from
 continuing operations                      2.35              1.79             1.55              1.09            .47
Diluted earnings per share                  2.35              1.79             1.55              1.09            .13
Dividends declared per share                  --                --               --                --         10.025(2)
--------------------------------------------------------------------------------------------------------------------------
Weighted average diluted shares             20.8              21.8             23.1              24.7           24.1
--------------------------------------------------------------------------------------------------------------------------


                                        September 30,    September 25,    September 26,     September 27,    September 28,
(In millions)                               2000            1999             1998              1997             1996
--------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Cash and cash equivalents               $    6.0         $     9.3        $     8.7         $    26.0        $  13.3
Total assets                               289.2             237.3            219.2             208.6          185.1
Long-term debt                             180.0             176.8            167.8             140.7          161.1
Total debt                                 190.0             197.1            184.0             150.8          168.4
Stockholders deficiency                    (40.6)            (66.1)           (74.9)            (59.9)         (85.2)
--------------------------------------------------------------------------------------------------------------------------



                                         Year ended       Year ended       Year ended        Year ended       Year ended
                                        September 30,    September 25,    September 26,     September 27,    September 28,
(In millions)                              2000             1999             1998              1997             1996
--------------------------------------------------------------------------------------------------------------------------
Other Financial Data
EBITDA(3)                               $  122.4         $   102.9        $    95.7         $    76.1        $  51.7
Net cash provided by
 operating activities                       71.1              58.0             49.0              61.2           38.6
--------------------------------------------------------------------------------------------------------------------------

(1) Reflects nonrecurring charges of $12.1 million, in connection with the $10 per share dividend declared in January 1996 due to equitable adjustments made by the Company to outstanding unexercised employee stock options.

(2)  Reflects a special $10 per share dividend declared in January 1996.

(3) Represents income from operations before interest, taxes, depreciation and amortization, and nonrecurring charges in fiscal 1996 ("EBITDA"). Although EBITDA is not a measure of liquidity or performance calculated in accordance with generally accepted accounting principles ("GAAP"), the Company believes that EBITDA is an indicator and measurement of its debt service ability.

                            ADVO,INC. ANNUAL REPORT 2000

Financial Report


This section should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

Financial Overview
--------------------------------------------------------------------------------
During fiscal 2000 ADVO, Inc. ("ADVO" or the "Company") continued to deliver record revenues, operating income, net income and diluted earnings per share. The table below exhibits four consecutive years of progressively strong performance by the Company.

(In millions,                Fiscal        Fiscal        Fiscal        Fiscal
except per share data)        2000          1999          1998          1997
--------------------------------------------------------------------------------
Revenues                 $  1,129.2      $ 1,040.2      $ 1,046.5    $  1,016.5
Operating Income               96.3           77.3           72.1          58.5
Net Income                     48.8           39.0           35.6          26.8
Diluted Earnings
 per Share                     2.35           1.79           1.55          1.09
--------------------------------------------------------------------------------

The Company's solid revenue growth of 8.6% in fiscal 2000 reflected the Company's focus on improving top-line results while continuing to improve overall operating performance. Profit and margin performance continued to escalate in fiscal 2000 as illustrated by the 24.6% growth in operating income, the 25.2% increase in net income and the 31.3% rise in diluted earnings per share. In addition, the Company's operating income as a percentage of revenue was 8.5% for fiscal 2000, representing an increase of 1.1 percentage points over fiscal 1999.

Results of Operations
Fiscal 2000 Compared to Fiscal 1999
--------------------------------------------------------------------------------
REVENUES Fiscal 2000 revenues increased $89.0 million over fiscal 1999 revenues to $1,129.2 million. This 8.6% growth in revenues was mainly attributable to the increased volume of the Company's shared mail products. The volume gains were achieved through increased shared mail packages delivered, which grew 3.4% to 3,148.2 million packages and average pieces per package which increased from
8.41 in fiscal 1999 to 8.51 in fiscal 2000. As planned, the Company's fiscal year 2000 contained an additional week compared to the prior year period as a result of the Company's 52-53 week accounting cycle.

Shared mail revenue per thousand pieces was $38.63 in fiscal 2000 versus $37.66 in fiscal 1999. (In order to conform to current years presentation, the revenue per thousand piece statistic has been restated in the prior year to include revenues associated with the ADVO Targeting Zone (ATZ) platform). This 2.6% increase, which contributed to the fiscal 2000 revenue growth, was reflective of pricing gains in some of the Company's shared mail products. In addition, increases in product weights mailed for the Company's preprint customers also contributed in part to the revenue growth.

Increased revenues from MailCoups, the Company's targeted coupon distributor, which utilizes an envelope format, and the Company's A.N.N.E. (ADVO National Network Extension) brokered distribution program contributed to the revenue growth in fiscal 2000.

OPERATING EXPENSES Cost of sales increased $52.1 million or 6.9% over the prior fiscal year. The increase was primarily related to additional postage costs incurred with the 4.5% volume growth in shared mail pieces delivered and the mailing of heavier weight pieces. Printing and other production costs also increased as a result of the growth in distribution volume. The remainder of the cost of sales increase for fiscal 2000 was due to higher distribution and delivery costs incurred as a result of the revenue growth associated with MailCoups and A.N.N.E.

Cost of sales as a percentage of revenue decreased 1.1 percentage points from 72.5% in fiscal 1999 to 71.4% in fiscal 2000. This decrease was primarily the result of operational efficiencies at the Company's production facilities and the flow-through of the pricing gains mentioned above.

As a percentage of revenue, selling, general and administrative costs (including the provision for bad debts) remained constant at 20.1% at the end of both fiscal years. In absolute terms, selling, general and administrative costs (including the provision for bad debts) increased $17.8 million, from $208.7 in fiscal 1999 to $226.5 in fiscal 2000. The increase was comprised of a $10.1 million increase in selling expense and a $7.7 million increase in general and administrative costs.

The major elements driving the increase in selling expenses were higher commission expense and related sales support resulting from the revenue growth and higher bad debt expense. During the last quarter of fiscal 2000, the Company launched a national

                         ADVO, INC. ANNUAL REPORT 2000

advertising campaign to support the Company's ShopWise(TM) Shared Mail advertising product and incurred $1.6 million of additional advertising and promotion costs which is included in selling expenses.

The year over year increase in general and administrative costs was primarily due to the following factors: the $4.2 million charge incurred by the Company during the third quarter of fiscal 2000 related to the realignment of the sales and marketing areas; the expensing of a long-term consulting agreement with the Company's former Chairman and Chief Executive Officer during the first quarter of fiscal 2000 for $2.2 million; higher outsourcing/service fees; and higher incentive wages as a result of the Company's improved earnings. In addition, offsetting the year over year increase was the absence of Year 2000 remediation costs that were incurred in fiscal 1999.

OPERATING INCOME The Company reported operating income of $96.3 million for the year ended September 30, 2000 representing a 24.6% increase over the same period in the prior year. Operating income as a percentage of revenue for fiscal 2000 grew 1.1 percentage points to 8.5% over fiscal 1999.

Excluding both the $2.2 million charge relating to the former Chairman's consulting contract and the $4.2 million realignment charge, operating income for fiscal 2000 would have increased a total of $25.5 million, or 33.0% over the prior year and, as a percentage of revenue, increased to 9.1% compared to 7.4% in fiscal 1999.

INTEREST EXPENSE Interest expense for fiscal 2000 was $18.6 million versus $14.3 million in fiscal 1999. The $4.3 million increase in interest expense was the result of higher interest rates under the renegotiated credit agreement, higher market rates of interest and an increase in the average outstanding debt balance throughout the year.

INCOME TAXES The Company's effective tax rate for fiscal 2000 was 37% versus 38% in fiscal 1999. The decrease in the effective rate was primarily due to the realization of state income tax credits.

EARNINGS PER SHARE Diluted earnings per share increased 31.3% over the prior fiscal year from $1.79 to $2.35 for fiscal 2000. This increase was due to the Company's improved earnings and fewer shares outstanding as a result of the Company's stock repurchase program. Excluding both the $4.2 million realignment charge and the $2.2 million charge relating to the expensing of the former Chairman's consulting contract, diluted earnings per share would have been $2.54 for fiscal 2000, representing a 41.9% increase over fiscal 1999.

Fiscal 1999 Compared to Fiscal 1998
--------------------------------------------------------------------------------
REVENUES Revenues for fiscal 1999 decreased 0.6% or $6.3 million over fiscal 1998 revenues. The decline in revenues during the year was a combination of the following factors; decrease in volume, shifts in product mix and weight, and pricing gains. The reduced volume was the result of consolidations in the retail sector and the strategic elimination of mailings in selected markets. These declines were reflected in the 3.2% decrease in average shared mail pieces per package, from 8.69 in fiscal 1998 to 8.41 in fiscal 1999 and the 0.3% decrease in shared mail packages delivered to 3,044.3 million in fiscal 1999. Also contributing to the revenue decline was the shift in product mix away from heavier weight and higher priced shared mail products to lower priced but higher margin products. Pricing improvements, as evidenced by the 2.9% increase during the year in revenue per thousand pieces, from $36.60 in fiscal 1998 to $37.66 in fiscal 1999, offset these volume declines to a degree.

Fiscal 1999 revenues were also favorably and significantly impacted by the growth from the Company's A.N.N.E. (ADVO National Network Extension) brokered distribution program and the acquisition of MailCoups, the Company's targeted coupon distributor, which occurred in March 1998.

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

                         ADVO, INC. ANNUAL REPORT 2000

Favorable operating efficiencies and reduced labor costs in the branch operations of the Company have also contributed to the decrease in cost of sales. In addition, increased distribution and delivery costs associated with MailCoups and A.N.N.E. have partially offset the various decreases detailed above in cost of sales.

During fiscal 1999, selling, general and administrative expenses (including the provision for bad debts) increased $3.6 million over the prior fiscal year. As a percentage of revenue, selling, general and administrative expenses were 20.1% in fiscal 1999 and 19.6% in fiscal 1998. The increase represents a $4.5 million increase in general and administrative costs offset by a $0.9 million decrease in selling expense. Lower commission expense as a result of the lower revenues was offset to a degree by higher bad debt expense resulting in an overall decrease to selling expense. The general and administrative expense increase in fiscal 1999 was primarily due to Year 2000 remediation costs and amortization costs associated with new systems, software development and other technological enhancements. In fiscal 1999, severance charges were virtually offset by lower incentive compensation in general and administrative expenses.

OPERATING INCOME As a result of the above, the Company reported operating income of $77.3 million for the fiscal year ended 1999, a $5.1 million, or 7.1% increase over the fiscal year ended 1998. As a percentage of revenue, operating income increased 0.5 percentage points to 7.4% in fiscal 1999 when compared to 6.9% in fiscal 1998.

INTEREST EXPENSE Interest expense for the fiscal year ended 1999 of $14.3 million remained relatively consistent with interest expense of $14.0 million in the prior year. The effects of lower interest rates in fiscal 1999 offset the impact of the increase in the average outstanding debt balance.

INCOME TAXES The Company's effective tax rate for fiscal 1999 was 38% versus 39% in fiscal 1998. The decrease of 1 percentage point was due to the realization of both federal and state income tax credits.

EARNINGS PER SHARE Diluted earnings per share for the fiscal year ended 1999 was $1.79, representing a 15.5% increase over the prior fiscal year. The increase was due to the growth in net income and to the approximate 1.2 million share decrease in weighted average diluted shares. This decrease was primarily a result of the shares purchased by the Company under its stock repurchase program.

Financial Position
--------------------------------------------------------------------------------
WORKING CAPITAL Working capital increased $16.6 million from September 25, 1999 to September 30, 2000. The increase was the result of a $36.1 million increase in current assets offset by a $19.5 million increase in current liabilities.

The change in current assets was primarily attributable to the increase in accounts receivable resulting from the revenue growth throughout the fiscal year and the extension of payments by the Company's larger clients. Also contributing to the increase in current assets was the recording of the Company's investment in the deferred compensation plan which is detailed below.

The increase in current liabilities associated with the working capital change was attributable to the following: increases in accrued compensation and benefits as a result of the realignment charge and higher incentive wages resulting from the Company's improved operating results; increases in accrued interest due to the timing of interest payments and higher interest rates under the renegotiated credit agreement; increases in accrued other expenses due to the timing of payments for stock buyback purchases; and the recording of the deferred compensation plan obligation detailed below. Offsetting these changes was the decrease in the current portion of the long-term debt as a result of the Company's renegotiated credit agreement.

On June 1, 2000, the Company entered into a rabbi trust agreement to protect the assets of its non-qualified deferred compensation plan ("Plan"). The Plan allows participants to defer amounts in excess of the dollar limitation regulated by the federal government to 401(k) plans. Each participant's account in the Plan is comprised of the participant s contribution, the Company's matching contribution and the Plan's earnings. In accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested", the

                         ADVO, INC. ANNUAL REPORT 2000

accounts of the rabbi trust are reported in the Company's financial statements. As such, the Company's consolidated balance sheet at September 30, 2000 reflects the investment in the rabbi trust and the offsetting deferred compensation obligation due to the Company's employees. These amounts are included in current assets and current liabilities, respectively.

PROPERTY, PLANT & EQUIPMENT Capital expenditures totaled $36.7 million for the year ended September 30, 2000 as compared to $38.3 million in fiscal 1999. The Company continued to transition to Alphaliners (new computerized mail sorters) and other production equipment aimed at improving operational efficiencies. The Company also continued to incur costs associated with the development of new software for the order fulfillment and order management systems. In addition, deployment of computer hardware and expansion and renovations at certain of the Company's facilities also contributed to the total amount of capital expenditures for fiscal 2000.

The Company's fiscal 2001 capital plan estimates expenditures to be approximately $39.0 million. Cash provided by operating activities has been sufficient to cover the financing of these capital expenditures and is expected to cover future capital expenditures.

STOCKHOLDERS' DEFICIENCY Stockholders' deficiency was $40.6 million at September 30, 2000 representing a $25.5 million decrease from the end of the prior fiscal year. The change in stockholders' deficiency was the result of $32.3 million of common stock purchased by the Company, offset by $48.8 million of net income, $7.8 million of employee stock plan activity and related tax benefits relating to the vesting of restricted stock and the exercise of stock options, and $1.2 million related to amortization of deferred compensation.

The Company's $32.3 million of treasury stock purchases during fiscal 2000 were comprised of $29.7 million in purchases made on the open market in connection with the Company's buyback programs and $2.6 million in elections made by employees to satisfy withholding requirements under the Company's stock plans.

During the current and previous fiscal years the Company had announced several stock buyback programs. The Company believes these programs allow the Company to take advantage of the attractive buying opportunity for its stock. During fiscal 2000, the Company purchased 1.1 million shares of its stock for $29.7 million on the open market at an average price of $27.56. During fiscal 1999, the Company purchased 1.6 million shares of its stock for $32.6 million on the open market at an average price of $20.04 per share.

As of September 30, 2000, the Company had 0.1 million shares remaining to be purchased under the current buyback program. Subsequent to the end of the fiscal year, the Company announced an increase in the stock buyback program of an additional 0.9 million shares.

LIQUIDITY Cash flows generated from operating activities is the Company's primary source for funding working capital, capital investments and other operating requirements. The Company also has available commitments under its credit agreement which may be used to fund operating activities.

Cash provided by operating activities in fiscal 2000 increased $13.1 million over the prior year to $71.1 million. The year-over-year increase was largely related to the $9.8 million growth in net income for fiscal 2000. Other components affecting cash provided by operating activities include changes in accrued compensation and benefits and accrued other expenses detailed above, along with increases in customer advances due to the timing of customer payments. Offsetting these changes to a degree were increases in accounts receivable due to the year 2000 revenue growth.

Cash provided by operating activities during fiscal 1999 increased $9.1 million over fiscal 1998 to $58.0 million. The year-over-year increase was primarily attributable to the Company's improved operating results in fiscal 1999 and the increase in accounts payable due to the timing of vendor payments partially offset by a decrease in accrued compensation and benefits due to lower incentive wages.

Overall cash and cash equivalents decreased $3.3 million in fiscal 2000. Investing activities of $37.2 million and financing activities of $37.2 million offset cash provided from operating activities of

                        ADVO, INC. ANNUAL REPORT 2000

$71.1 million. Investing activities for the fiscal year primarily represented expenditures for property, plant and equipment. Financing activities for the current fiscal year were comprised of treasury stock purchases of $32.3 million, net repayments under the revolving credit agreement of $7.1 million and debt issue costs of $2.3 million associated with the renegotiated credit agreement. These uses of cash were offset by proceeds from stock option exercises of $4.5 million.

FINANCING ARRANGEMENTS In December 1999, the Company renegotiated the terms of its credit agreement dated September 29, 1997. The amendments made to the renegotiated agreement ("the Amended Agreement") include the increase in the availability of the credit facility to $300 million, the ability to raise additional funding in the future through incremental senior bank debt, as well as subordinated debt, the ability to repurchase up to $115 million of its own stock and $100 million for new acquisitions. The debt covenants were also modified to provide additional flexibility.

The Amended Agreement has credit facilities consisting of a $135 million term loan and a $165 million revolving line of credit. The term loan's amortization begins in March 2002 and ends at maturity in December 2005. The entire amount of the revolving line of credit remains available until the credit agreement matures in December 2005. Mandatory repayments of debt in defined amounts are required in the event of certain transactions including the sale of certain assets. The Company and its subsidiaries have pledged all of their assets as collateral under the credit agreement.

Available commitments under the Amended Agreement total $103.4 million as of September 30, 2000. Subsequent to year end, the Company had additional net borrowings of $23 million through fiscal month end November 2000.

The debt bears interest at either the LIBOR or at the bank's "base rate," whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). The applicable margin under the Amended Agreement ranges from 1.125% to 2.00% on the LIBOR rate and 0.125% to 1.00% on the base rate versus the applicable margin under the previous agreement of .50% to 1.50% and 0% to .25%, respectively. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

In connection with the facilities, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three-month LIBOR rates exceeding 8.0% per annum for a period of at least three years as to a notional principal amount of at least $100 million. Additional amounts are required in the event additional funding is raised in the future. During fiscal 1998, the Company entered into two separate three-year interest rate swap transaction agreements to hedge notional amounts totaling $100 million with the rate fixed at 5.7%. In fiscal 2000, the notional amount was reduced to $60 million.

Also in fiscal 2000, the Company entered into two separate thirty-month interest rate swap transaction agreements with a notional amount totaling $40 million and a rate fixed at 7.2%. The Company has entered into two additional interest rate swap transaction agreements that become effective in fiscal 2001. These agreements will replace current agreements upon expiration and hedge notional amounts of $60 million with the rate fixed at approximately 7.3%. The Company believes the interest rate swap transaction agreements limit substantial risk should interest rates fluctuate. The interest rate swap agreements had an immaterial effect on interest expense in fiscal 2000 and 1999.

The Company pays fees on the unused commitments under the Amended Agreement at a rate ranging from .30% to .50% depending on the Company's total debt ratio, as defined. Commitment fees under the previous agreement were .175% to .375% depending on the total debt ratio, as defined.

At September 30, 2000 there was $190.0 million of debt outstanding, with $10.0 million classified as current. The Company anticipates meeting its long-term debt obligations through funds generated from operations.

Under the terms of the credit agreement, the Company is required to maintain certain financial ratios. In addition, the credit agreement also places restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional borrowings.

                        ADVO, INC. ANNUAL REPORT 2000

MARKET RISK The Company's interest expense is sensitive to changes in interest rates. In this regard, changes in interest rates affect the interest paid on its debt. To mitigate the impact of interest rate fluctuations, the Company has historically maintained interest rate swap agreements on notional amounts totaling $100 million, which is currently over 50% of its outstanding debt balance. (See Financing Arrangements.)

The Company believes that the interest rate swap agreements limit substantial risk if interest rates should fluctuate. If interest rates should change by 2 percentage points in fiscal 2001 from those rates in effect at September 30, 2000, assuming no change in the outstanding debt balance and considering the effects of the Company's interest rate swap agreements, interest expense would increase/decrease by approximately $1.8 million. These amounts are determined by considering the hypothetical interest rates on the Company's borrowings and interest rate swap agreements. The sensitivity analysis also assumes no changes in the Company's financial structure.

FORWARD LOOKING STATEMENTS This Annual Report contains certain forward looking statements regarding the Company's results of operations and financial position within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements are based on current information and expectations and are subject to risks and uncertainties which would cause the Company's actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include but are not limited to: changes in customer demand and pricing; the possibility of consolidation throughout the retail sector; postal and paper prices; possible governmental regulation or legislation affecting aspects of the Company's business; the efficiencies achieved with technology upgrades; the amount of shares the Company will repurchase in the future under its buyback program; fluctuations in interest rates related to the outstanding debt and other general economic factors.

                        ADVO, INC. ANNUAL REPORT 2000


Consolidated Statements of Operations

                                                         Year ended          Year ended           Year ended
                                                        September 30,       September 25,        September 26,
(In thousands, except per share data)                       2000                1999                 1998
--------------------------------------------------------------------------------------------------------------
Revenues                                                  $1,129,187          $1,040,208           $1,046,511
Costs and expenses:
 Cost of sales                                               806,362             754,221              769,256
 Selling, general and administrative                         218,293             203,238              200,662
 Provision for bad debts                                       8,245               5,489                4,459
--------------------------------------------------------------------------------------------------------------
Operating income                                              96,287              77,260               72,134
Interest expense                                              18,583              14,289               14,043
Other expense (income), net                                      213                  96                 (336)
--------------------------------------------------------------------------------------------------------------
Income before income taxes                                    77,491              62,875               58,427
Provision for income taxes                                    28,671              23,893               22,787
--------------------------------------------------------------------------------------------------------------
Net income                                                $   48,820          $   38,982           $   35,640
--------------------------------------------------------------------------------------------------------------
Earnings per share:
 Basic earnings per share                                 $     2.40          $     1.81           $     1.59
 Diluted earnings per share                               $     2.35          $     1.79           $     1.55
--------------------------------------------------------------------------------------------------------------
Weighted average common shares                                20,349              21,580               22,427
Weighted average diluted shares                               20,778              21,826               23,056
--------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

                           ADVO, INC. ANNUAL REPORT 2000


Consolidated Balance Sheets

                                                                                        September 30,        September 25,
(In thousands, except share data)                                                            2000                1999
------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                                            $    6,003          $    9,341
     Accounts receivable, less allowances of $4,937 in 2000 and $4,105 in 1999               114,093              91,883
     Inventories                                                                               3,025               4,005
     Prepaid expenses and other current assets                                                 6,192               5,376
     Investment in deferred compensation plan                                                 14,546                  --
     Deferred income taxes                                                                    10,457               7,656
------------------------------------------------------------------------------------------------------------------------
       Total Current Assets                                                                  154,316             118,261
------------------------------------------------------------------------------------------------------------------------
     Property, plant and equipment -- net                                                    111,531              99,800
     Other assets                                                                             23,330              19,240
------------------------------------------------------------------------------------------------------------------------
       Total Assets                                                                       $  289,177          $  237,301
------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Deficiency
Current liabilities:
     Current portion of long-term debt                                                    $   10,000          $   20,250
     Accounts payable                                                                         43,674              42,498
     Accrued compensation and benefits                                                        27,230              23,426
     Deferred compensation plan                                                               14,546                  --
     Customer advances                                                                         9,565               3,840
     Federal and state income taxes payable                                                    8,990               9,485
     Accrued other expenses                                                                   25,094              20,117
------------------------------------------------------------------------------------------------------------------------
       Total Current Liabilities                                                             139,099             119,616
------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                               180,000             176,816
Deferred income taxes                                                                          5,800               3,921
Other liabilities                                                                              4,850               3,025
Stockholders' deficiency:
  Series A Convertible Preferred Stock, $.01 par value
    (Authorized 5,000,000 shares, none issued)                                                    --                  --
  Common Stock, $.01 par value (Authorized 40,000,000 shares,
    Issued 29,908,609 in 2000 and 29,471,024 in 1999)                                            299                 295
  Additional paid-in capital                                                                 185,949             177,027
  Accumulated deficit                                                                        (31,671)            (80,491)
  Less shares of common stock held in treasury at cost,
    9,822,272 in 2000 and 8,674,840 in 1999                                                 (195,149)           (162,908)
------------------------------------------------------------------------------------------------------------------------
    Total Stockholders' Deficiency                                                           (40,572)            (66,077)
------------------------------------------------------------------------------------------------------------------------
    Total Liabilities and Stockholders' Deficiency                                        $  289,177          $  237,301
------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

                        ADVO, INC. ANNUAL REPORT 2000

Consolidated Statements of Cash Flows

                                                                 Year ended           Year ended         Year ended
                                                                September 30,        September 25,      September 26,
(In thousands)                                                      2000                 1999               1998
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                       $  48,820            $  38,982           $  35,640
Adjustments to reconcile net income to net
  cash flows from operating activities:
    Depreciation                                                     23,484               23,261              21,031
    Amortization                                                      3,663                3,342               3,524
    Deferred income taxes                                              (922)              (2,235)              3,159
    Provision for bad debts                                           8,245                5,489               4,459
    Other                                                               769                  825                 708
Change in operating assets and liabilities,
  net of effects of acquisitions:
    Accounts receivable                                             (30,419)             (17,240)            (16,130)
    Inventories                                                       1,014                 (265)                898
    Prepaid expenses and other current assets                          (778)                (490)                461
    Investment in deferred compensation plan                           (367)                  --                  --
    Other assets                                                     (3,004)               1,680               1,050
    Accounts payable                                                  1,152                4,894              (7,973)
    Accrued compensation and benefits                                 3,809               (4,525)             (2,087)
    Deferred compensation plan                                          367                   --                  --
    Customer advances                                                 5,724                  (52)                483
    Federal and state income taxes payable                            2,792                5,163               4,262
    Other liabilities                                                 6,732                 (817)               (531)
---------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                        71,081               58,012              48,954
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisitions, net of cash acquired                                 (1,250)                (300)            (10,720)
  Expenditures for property, plant and equipment                    (36,684)             (38,300)            (29,271)
  Proceeds from disposals of property, plant and equipment              698                  115                  22
---------------------------------------------------------------------------------------------------------------------
    Net cash used by investing activities                           (37,236)             (38,485)            (39,969)
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds on term loan                                              30,725                   --                  --
  Payments on term loan                                                  --              (18,200)            (12,525)
  Revolving line of credit--net                                     (37,791)              31,300              45,700
  Payment of debt issue costs                                        (2,290)                  --              (1,349)
  Proceeds from exercise of stock options                             4,452                1,772               2,757
  Purchases of common stock for treasury                            (32,279)             (33,782)            (60,807)
---------------------------------------------------------------------------------------------------------------------
    Net cash used by financing activities                           (37,183)             (18,910)            (26,224)
---------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                     (3,338)                 617             (17,239)
Cash and cash equivalents at beginning of year                        9,341                8,724              25,963
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $   6,003            $   9,341           $   8,724
---------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

                        ADVO, INC. ANNUAL REPORT 2000

Consolidated Statements of Changes in Stockholders' Deficiency

                                                                                         Additional                       Total
                                                 Common stock        Treasury stock        paid-in     Accumulated    stockholders'
(In thousands)                                 Shares    Amount    Shares      Amount      capital       deficit       deficiency
-----------------------------------------------------------------------------------------------------------------------------------
Balance -- September 27, 1997                  28,429      $284    (4,077)   $  (68,409)  $ 163,317    $ (155,113)     $ (59,921)
Purchase of common stock for treasury                              (2,928)      (60,807)                                 (60,807)
Cancellation of restricted stock                   (4)                                                                        --
Grants of restricted stock                         72         1         4            90          (4)                          87
Exercise of stock options                         741         7                               2,750                        2,757
Tax effect -- employee stock plans                                                            6,074                        6,074
Amortization of deferred compensation (1)                                                     1,296                        1,296
Net income                                                                                                 35,640         35,640
-----------------------------------------------------------------------------------------------------------------------------------
Balance -- September 26, 1998                  29,238      $292    (7,001)   $ (129,126)  $ 173,433    $ (119,473)     $ (74,874)
Purchase of common stock for treasury                              (1,674)      (33,782)                                 (33,782)
Cancellation of restricted stock                   (5)                                                                        --
Grants of restricted stock                         38                                                                         --
Exercise of stock options                         200         3                               1,769                        1,772
Tax effect -- employee stock plans                                                              948                          948
Amortization of deferred compensation (1)                                                       877                          877
Net income                                                                                                 38,982         38,982
-----------------------------------------------------------------------------------------------------------------------------------
Balance -- September 25, 1999                  29,471      $295    (8,675)   $ (162,908)  $ 177,027    $  (80,491)     $ (66,077)
Purchase of common stock for treasury                              (1,147)      (32,279)                                 (32,279)
Cancellation of restricted stock                  (11)                                                                        --
Grants of restricted stock                         68                                             6                            6
Exercise of stock options                         381         4                      38       4,410                        4,452
Tax effect -- employee stock plans                                                            3,287                        3,287
Amortization of deferred compensation (1)                                                     1,219                        1,219
Net income                                                                                                 48,820         48,820
-----------------------------------------------------------------------------------------------------------------------------------
Balance -- September 30, 2000                  29,909      $299    (9,822)   $ (195,149)  $ 185,949    $  (31,671)     $ (40,572)
-----------------------------------------------------------------------------------------------------------------------------------

(1) Unamortized deferred compensation at September 30, 2000, September 25, 1999, and September 26, 1998 was $2,322,000, $1,530,000, and $940,000,
    respectively.

See accompanying Notes to Consolidated Financial Statements

                       ADVO, INC. ANNUAL REPORT 2000


Notes to Consolidated Financial Statements


Note 1 Business
--------------------------------------------------------------------------------
ORGANIZATION ADVO, Inc. ("ADVO" or the "Company") is a direct marketing firm which operates principally under one segment and is primarily engaged in soliciting and processing printed advertising from retailers, manufacturers and service companies for targeted distribution by both shared and solo mail to consumer households in the United States on a national, regional and local basis. Founded in 1929 as a hand delivery company, ADVO entered the direct mail industry as a solo mailer in 1946 and began its shared mail program in 1980. The Company currently is the largest commercial user of standard mail (formerly third-class mail) in the United States.

ADVO's direct mail products and services include shared mail and solo mail. ADVO also provides ancillary services in conjunction with its direct mail programs. The Company's predominant source of revenue is from its shared mail programs. In these programs, the advertisements of several advertisers are combined into a single mail package. This offers the features of penetration and targeted marketing at a significant cost reduction when compared to mailing on an individual or solo mail basis. The Company's client base consists of national and local grocers, fast food chains, drug stores and local retailers.

Note 2 Summary of Accounting Policies
--------------------------------------------------------------------------------
PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of ADVO and its subsidiaries. All significant intercompany transactions and balances among ADVO and its subsidiaries have been eliminated. Certain reclassifications have been made in the fiscal 1999 and 1998 financial statements to conform with the fiscal 2000 presentation. ADVO's fiscal year closing date is the last Saturday in September. The fiscal year includes operations for a 53 week period in 2000 and a 52 week period in 1999 and 1998.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include highly liquid investment instruments with original maturities of three months or less when purchased. These investments are valued at cost, which approximates fair value.

INVENTORIES Inventories, which consist of raw materials, finished goods and spare parts, are valued at the lower of cost (first-in, first-out method) or market.

LONG-LIVED ASSETS Property, plant and equipment are recorded at cost and include amounts associated with the development of software for internal use. Depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the respective assets (ranging from 3 to 35 years) or over the terms of the related leases for leasehold improvements.

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

REVENUES Revenues are recognized when services are rendered and are presented in the financial statements net of sales allowances and adjustments. The Company's services are considered rendered when all printing, sorting, labeling and ancillary services have been provided.

INTEREST RATE SWAPS The Company enters into interest rate swap agreements to modify the interest characteristics of a portion of its outstanding debt. These agreements involve the exchange of amounts based on the London Interbank Offered Rate ("LIBOR") for amounts based on a fixed interest rate over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense. The related amount payable or receivable from counter parties is included in accrued other expenses. The fair value of these agreements is not recognized in the financial statements.

STOCK BASED COMPENSATION The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock plans. Accordingly, no compensation cost is recognized for stock-based compensation unless the quoted market price of the stock at the grant date is in excess of the amount the employee must pay to acquire the stock.

EARNINGS PER SHARE Basic earnings per share exclude common stock equivalents, such as stock options, and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if common stock equivalents, such as stock options, were exercised.

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

                         ADVO, INC. ANNUAL REPORT 2000


Note 3 Acquisitions
-------------------------------------------------------------------------------
During fiscal and 1999, the Company made certain acquisitions aimed at expanding its operations for a total purchase price of $1.3 million and $0.3 million, respectively. During fiscal 1998, the Company acquired The Mailhouse, Inc., a cooperative coupon envelope mail company for approximately $10.7 million. These acquisitions have been accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired companies have been included in the consolidated statements of operations from the acquisition dates. The acquired assets have been recorded at their estimated fair values. The acquisitions did not have a material pro forma effect on operations for periods prior to the acquisition.

The excess of the purchase price of all acquisitions over the estimated fair values of all net assets acquired of $11.4 million and $11.0 million, net of accumulated amortization, is reflected in other assets at September 30, 2000 and September 25, 1999, respectively. Also included in other assets at September 30, 2000 and September 25, 1999 is $1.1 million and $1.7 million, respectively, of other intangible assets, net of accumulated amortization, which were acquired in the acquisitions. As of September 30, 2000 and September 25, 1999, accumulated amortization of goodwill and other intangibles was $12.1 million and $10.6 million, respectively.

Note 4 Property, Plant and Equipment
--------------------------------------------------------------------------------
Balances of major classes of property, plant and equipment and accumulated depreciation and amortization are as follows:

                                        September 30,       September 25,
(In thousands)                             2000                  1999
--------------------------------------------------------------------------------
Land, building and
 building improvements                $       11,900         $     9,357
Leasehold improvements                        19,719              19,794
Machinery and equipment                      101,675              94,363
Furniture and fixtures                        18,247              17,306
Computer hardware                             21,162              28,540
Computer software and software
 development costs                            59,277              47,358
--------------------------------------------------------------------------------
  Total                               $      231,980         $   216,718

Less accumulated depreciation
 and amortization                            120,449             116,918
--------------------------------------------------------------------------------
Property, plant and equipment-net     $      111,531         $    99,800
--------------------------------------------------------------------------------

Note 5 Accrued Compensation and Benefits
--------------------------------------------------------------------------------
The composition of accrued compensation and benefits is as follows:

                                        September 30,        September 25,
(In thousands)                              2000                   1999
--------------------------------------------------------------------------------
Employee compensation                  $        14,121           $     11,028
Workers compensation                             7,031                  6,555
Employee withholdings and other                  6,078                  5,843
 benefits
--------------------------------------------------------------------------------
Total                                  $        27,230           $     23,426
--------------------------------------------------------------------------------

Note 6 Financing Arrangements
--------------------------------------------------------------------------------
In December 1999, the Company renegotiated the terms of its credit agreement dated September 29, 1997. The amendments made to the renegotiated agreement (the "Amended Agreement") include the increase in the availability of the credit facility to $300 million, the ability to raise additional funding in the future through incremental senior bank debt, as well as subordinated debt, the ability to purchase up to $115 million of its own stock and $100 million for new acquisitions. The debt covenants were also modified to provide additional flexibility.

The Amended Agreement has credit facilities consisting of a $135 million term loan and a $165 million revolving line of credit. The term loan's amortization begins in March 2002 and ends at maturity in December 2005. The entire amount of the revolving line of credit remains available until the credit agreement matures in December 2005. Mandatory repayments of debt in defined amounts are required in the event of certain transactions including the sale of certain assets. The Company and its subsidiaries have pledged all of their assets as collateral under the credit agreement.

The debt bears interest at either the LIBOR or at the bank's "base rate", whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). The applicable margin under the Amended Agreement ranges from 1.125% to 2.00% on the LIBOR rate and 0.125% to 1.00% on the base rate versus the applicable margin under the previous agreement of .50% to 1.50% and 0% to .25%, respectively. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

                        ADVO, INC. ANNUAL REPORT 2000


The outstanding facilities' balance and related interest rates inclusive of applicable margins are as follows:

                                    LIBOR     Base Rate         Total
As of September 30, 2000           Interest   Interest        Outstanding
(In thousands)                      8.52%      10.25%         Facilities
--------------------------------------------------------------------------
Term loan                          $135,000    $     --        $135,000
Revolving line of credit credit      45,000      10,000          55,000
--------------------------------------------------------------------------
                                   $180,000    $ 10,000         190,000
--------------------------------------------------------------------------

Less: current portion                                            10,000
--------------------------------------------------------------------------
                                                               $180,000
--------------------------------------------------------------------------

                                    LIBOR     Base Rate         Total
As of September 25, 1999           Interest   Interest        Outstanding
(In thousands)                      6.25%       8.25%         Facilities
--------------------------------------------------------------------------
Term loan                          $100,000    $  4,275        $104,275
Revolving line of credit             82,791      10,000          92,791
--------------------------------------------------------------------------
                                   $182,791    $ 14,275         197,066
--------------------------------------------------------------------------
Less: current portion                                            20,250
--------------------------------------------------------------------------
                                                               $176,816
--------------------------------------------------------------------------

The Company is required to maintain certain financial ratios under the facilities. In addition, the facilities also place restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional borrowings.

In connection with the facilities, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three-month LIBOR rates exceeding 8.0% per annum for a period of at least three years as to a notional principal amount of at least $100 million. Additional amounts are required in the event additional funding is raised in the future. During fiscal 1998, the Company entered into two separate three-year interest rate swap transaction agreements to hedge notional amounts totaling $100 million with the rate fixed at 5.7%. In fiscal 2000, the notional amount was reduced to $60 million. Also in fiscal 2000, the Company entered into two separate thirty-month interest rate swap transaction agreements with a notional amount totaling $40 million and a rate fixed at 7.2%. The Company has entered into two additional interest rate swap transaction agreements that become effective in fiscal 2001. These agreements will replace current agreements upon expiration and hedge notional amounts of $60 million with the rate fixed at approximately 7.3%. The Company believes the interest rate swap transaction agreements limit substantial risk should interest rates fluctuate. The interest rate swap agreements had an immaterial effect on interest expense in fiscal 2000, 1999 and 1998. The fair value of the interest swap agreements was $(1.2) million at September 30, 2000.

The Company pays fees on the unused commitments under the Amended Agreement at a rate ranging from .30% to .50% depending on the Company s total debt ratio, as defined. Commitment fees under the previous agreement were .175% to .375% depending on the total debt ratio, as defined. As of September 30, 2000, $103.4 million of the revolver was available for future borrowings.

Total maturities of long-term debt which are due over five fiscal years beginning in March 2002 and maturing in December 2005, are as follows:

Fiscal year:
(In thousands)
----------------------------------------------
2002                            $      11,250
2003                                   22,500
2004                                   36,250
2005                                   51,250
2006                                   68,750
----------------------------------------------
 Total maturities               $     190,000
----------------------------------------------

The revolving line of credit has been classified as long-term, with the exception of $10 million classified as current, since management has the intent and ability to maintain the September 30, 2000 outstanding balance throughout fiscal 2001.

In connection with the Amended Agreement, the Company capitalized $2.3 million of debt issue costs during fiscal 2000. In addition, the Company previously capitalized $6.8 million of debt issue costs directly associated with the issuance of debt in prior years. These costs are included in other assets and are being amortized over the term of the Amended Agreement. At September 30, 2000 and September 25, 1999, unamortized costs totaled $5.1 million and $3.8 million, respectively.

The Company has outstanding letters of credit of approximately $6.6 million under separate agreements primarily related to its workers compensation program.

Carrying amounts of the financing arrangements approximate fair value.


Note 7 Stockholders' Deficiency
--------------------------------------------------------------------------------
The Company has a Shareholder Protection Rights Plan (the "Rights Plan") to protect shareholders from potential unfair hostile takeovers. Pursuant to the Rights Plan, common shareholders have one Right for each share of common stock held. The Rights become exercisable only in the event that any person acquires or commences a tender offer to acquire 20% or more of the Company's common stock, as defined.

                           ADVO, INC. ANNUAL REPORT


During previous fiscal years the Company had announced several stock buyback programs. During the years ended September 30, 2000, September 25, 1999 and September 26, 1998, the Company purchased, in connection with the buyback programs, 1.1 million shares for $29.7 million, 1.6 million shares for $32.6 million and 2.7 million for $55.2 million, respectively. Included in the fiscal 1998 buyback amount was 1.9 million shares of common stock that the Company purchased from Warburg, Pincus Capital Partners, L.P. ("Warburg"), a related party, for $34.8 million. Warburg ceased being a related party to the Company upon the consummation of this transaction. Stock repurchases under these programs exclude shares reacquired in connection with taxes due from associates on certain exercises under the Company's stock option plans. As of September 30, 2000, there were 0.1 million shares remaining to be purchased under the previously announced programs. Subsequent to September 2000, the Company announced an increase in the stock buyback program of an additional 0.9 million shares.

At September 30, 2000 there were 3.1 million shares of common stock reserved for issuance upon the exercise of stock options.

Note 8 Earnings Per Share
--------------------------------------------------------------------------------
The following table sets forth the computation of basic earnings per share and diluted earnings per share:

                                   Year              Year             Year
                                   ended            ended             ended
(In thousands,                  September 30,    September 25,     September 26,
except per share data)             2000              1999             1998
--------------------------------------------------------------------------------
Net Income                        $ 48,820          $  38,982         $  35,640
Weighted average
 common shares                      20,349             21,580            22,427
Effect of dilutive securities:
  Stock options                        389                229               598
  Restricted stock                      40                 17                31
--------------------------------------------------------------------------------
Dilutive potential
 common shares                         429                246               629
--------------------------------------------------------------------------------
Weighted average
 diluted shares                     20,778             21,826            23,056

Basic earnings per share          $   2.40          $    1.81         $    1.59
--------------------------------------------------------------------------------
Diluted earnings per share        $   2.35          $    1.79         $    1.55
--------------------------------------------------------------------------------

Outstanding stock options to purchase common stock with an exercise price greater than the average market price of common stock were not included in the calculation of diluted earnings per share.

Note 9 Savings Plans
--------------------------------------------------------------------------------
The Company has a savings plan for salaried employees which qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and other non-qualified savings plans. During fiscal year 1999, hourly employees and sales associates were eligible to participate in the qualified savings plan. All plans feature both employee and employer matching contributions. The expense for matching contributions was $5.0 million, $4.9 million, and $3.7 million for fiscal 2000, 1999, and 1998, respectively.

The Company entered into a rabbi trust agreement on June 1, 2000 to protect the assets of its non-qualified deferred compensation plan ("Plan"). The Plan allows participants to defer amounts in excess of the dollar limitation regulated by the federal government to 401(k) plans. Each participant's account in the Plan is comprised of the participant's contribution, the Company's matching contribution and the Plan's earnings. In accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested", the accounts of the rabbi trust are reported in the Company's financial statements. As such, the Company's consolidated balance sheet at September 30, 2000 reflects the investment in the rabbi trust and the offsetting deferred compensation obligation due to the Company's employees. These amounts are included in current assets and current liabilities, respectively. The deferred compensation plan investments are considered trading securities and as such are reported at fair value with the realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, recorded in operating income. Such amounts were not material for the year ended September 30, 2000.

Note 10 Stock Compensation Plans
--------------------------------------------------------------------------------
The Company maintains several stock based compensation plans relating to stock options and restricted stock awards.

Pro forma information regarding net income and earnings per share, as required by Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation", has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999, and 1998:

                                    September 30   September 25,   September 26
                                        2000           1999             1998
--------------------------------------------------------------------------------
Risk free rate of interest              6.2%           5.5%             5.8%
Dividend yield                          0.0%           0.0%             0.0%
Volatility factor                        35%            42%              36%

Expected life of option (years)          4.9           5.2              4.4
--------------------------------------------------------------------------------

                         ADVO, INC. ANNUAL REPORT 2000





The weighted average fair value of options granted was $10.53 in 2000, $11.40 in 1999, and $8.47 in 1998.

                               Year              Year             Year
                               ended             ended            ended
(In thousands, except        September 30,     September 25,    September 26,
per share amounts)              2000              1999             1998
--------------------------------------------------------------------------------
Pro forma net income          $  45,367          $  35,929        $ 33,326
Pro forma diluted
 earnings per share           $    2.20          $    1.65        $   1.46
--------------------------------------------------------------------------------

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the stock options' vesting period ranging from 1 to 4 years. The pro forma effect on net income and related earnings per share may not be representative of future years impact since the terms and conditions of new grants may vary from the current terms.

STOCK OPTIONS The Company's 1998 Incentive Compensation Plan (the "1998" Plan) allows a Committee appointed by the Board of Directors to grant both cash and equity awards including stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards as deemed appropriate to Directors and employees of the Company. The 1998 Plan provides for granting of both incentive and non-qualified stock options. Currently, the Company has only granted non-qualified stock options which are generally exercisable 25% each year, cumulatively, beginning one year from date of grant. The terms of the options may not exceed ten years, and the option price shall not be less than the fair market value of the common stock on the date of grant. As of September 30, 2000 there were 0.9 million shares available for future grant under the 1998 Plan.

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

The non-employee directors' stock option plan provides for the granting of non-qualified options for the purchase of shares of common stock. The terms of the options may not exceed ten years and the option price shall not be less than the fair market value of the common stock on the date of grant. Options generally are exercisable 25% each year, cumulatively, beginning one year from date of grant.

Information with respect to the Company's stock option plans is summarized below:

                                                                     Weighted
                                                                     Average
                                                  Shares          Exercise Price
--------------------------------------------------------------------------------
Outstanding at September 27, 1997              2,260,438             $  11.853
Granted                                          960,247                23.077
Cancelled                                       (251,599)               12.217
Exercised                                     (1,127,958)               11.594
--------------------------------------------------------------------------------
Outstanding at September 26, 1998              1,841,128                17.816
Granted                                          813,613                25.110
Cancelled                                       (241,380)               20.511
Exercised                                       (249,872)               11.415
--------------------------------------------------------------------------------
Outstanding at September 25, 1999              2,163,489                20.997
Granted                                          803,974                26.954
Cancelled                                       (261,735)               22.362
Exercised                                       (564,704)               18.566
--------------------------------------------------------------------------------
Outstanding at September 30, 2000              2,141,024             $  23.709
--------------------------------------------------------------------------------

                              Options Outstanding
--------------------------------------------------------------------------------
                                                    Weighted
                                Outstanding         Average
                                   as of           Remaining         Weighted
                                September 30,     Contractual        Average
Range of Exercise Prices            2000              Life        Exercise Price
--------------------------------------------------------------------------------
$   6.875-$ 18.063                 300,383           5.8            $  13.190
   18.250-  20.375                 562,069           8.7               20.035
   20.688-  21.500                 232,126           7.4               21.431
   22.500-  25.938                 534,889           7.7               25.437
   26.000-  27.375                 210,696           7.2               26.924
   27.813-  44.688                 300,861           8.7               37.506
--------------------------------------------------------------------------------
                                 2,141,024           7.8            $  23.709
--------------------------------------------------------------------------------

                              Options Exercisable
--------------------------------------------------------------------------------
                                               Exercisable
                                                  as of              Weighted
                                               September 30,         Average
Range of Exercise Prices                          2000            Exercise Price
--------------------------------------------------------------------------------
$   6.875-$ 18.063                                207,871           $  12.734
   18.250-  20.375                                 64,044              18.757
   20.688-  21.500                                 74,501              21.431
   22.500-  25.938                                149,964              24.669
   26.000-  27.375                                 31,575              26.944
   27.813-  44.688                                 20,720              28.949
--------------------------------------------------------------------------------
                                                  548,675           $  19.310
--------------------------------------------------------------------------------

                         ADVO, INC. ANNUAL REPORT 2000

RESTRICTED STOCK The Company's 1986 Employee Restricted Stock Plan was merged into the 1998 Plan. In addition, the Company also maintains the 1990 Non-Employee Directors' Restricted Stock Plan ("1990 Non-Employee Plan") which provides for the granting of 125,000 shares of common stock to non-employee directors. These grants of restricted stock generally vest one-third per year over three years.

The Company issued restricted stock grants of 68,113 shares in fiscal 2000, 38,000 shares in fiscal 1999, and 72,000 shares in fiscal 1998. The weighted average grant price of the restricted shares granted during fiscal 2000, 1999, and 1998 was $34.418, $24.816, and $21.049, respectively. The Company cancelled 11,667 restricted shares in fiscal 2000, 5,000 restricted shares in fiscal 1999, and 4,000 restricted shares in fiscal 1998.

The market value of shares at the date of the restricted stock award in excess of cash consideration received is charged to operations over the stock award's restriction period. The compensation cost charged against income over the restriction period was $1.2 million, $0.9 million, and $1.3 million for the years ended September 30, 2000, September 25, 1999, and September 26, 1998, respectively. Unamortized deferred compensation was $2.3 million and $1.5 million at September 30, 2000 and September 25, 1999, respectively. There are 65,500 shares available for future grant under the 1990 Non-Employee Plan.

During fiscal 1999, 25,000 restricted stock units were awarded to an employee from the 1998 Plan. These units provide the employee the right to receive stock at the end of a specified deferral period.

Note 11 Income Taxes
--------------------------------------------------------------------------------

The components of the provision for income taxes are as follows:

                                Year              Year              Year
                                ended             ended             ended
                             September 30,     September 25,     September 26,
(In thousands)                   2000              1999              1998
--------------------------------------------------------------------------------
Federal:
 Current                           $26,549           $22,651          $17,527
 Deferred (benefit)                   (765)           (1,852)           2,792
------------------------------------------------------------------------------
Total Federal                       25,784            20,799           20,319
------------------------------------------------------------------------------
State:
 Current                             3,044             3,477            2,101
 Deferred (benefit)                   (157)             (383)             367
------------------------------------------------------------------------------
Total State                          2,887             3,094            2,468
------------------------------------------------------------------------------
Total Provision                    $28,671           $23,893          $22,787
------------------------------------------------------------------------------

The Company's effective income tax rate differed from the Federal statutory rate due to the following:

                                Year              Year              Year
                                ended             ended             ended
                             September 30,     September 25,     September 26,
(In thousands)                   2000              1999              1998
--------------------------------------------------------------------------------
Federal statutory rate              35.0%             35.0%             35.0%
State income taxes,
  net of federal benefit             2.4               3.2               2.7
 Other                              (0.4)             (0.2)              1.3
------------------------------------------------------------------------------
Effective income tax rate           37.0%             38.0%             39.0%
--------------------------------------------------------------------------------

Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                           September 30,     September 25,
(In thousands)                                 2000              1999
-----------------------------------------------------------------------------
Deferred income tax assets:
 Deferred compensation                     $     7,816       $     7,008
 Employee benefits                               4,967             4,525
 Allowance for accounts receivable               2,329             1,341
 Other                                           4,410             3,171
-----------------------------------------------------------------------------
Total deferred income tax assets                19,522            16,045
-----------------------------------------------------------------------------
Deferred income tax liabilities:
 Property, plant and equipment                 (13,944)          (11,160)
 Prepaid assets                                   (921)           (1,150)
-----------------------------------------------------------------------------
Net federal and state deferred
  income tax assets                        $     4,657       $     3,735
---------------------------------------------------------------------------

Note 12 Commitments and Contingencies
--------------------------------------------------------------------------------

ADVO leases property and equipment under noncancellable operating lease agreements which expire at various dates through 2010. The leases generally provide that the Company pay the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 30, 2000 under long term noncancellable operating leases are as follows:

(In thousands)
--------------------------------------------------------------------------------
Fiscal year:
2001                                                                  $14,109
2002                                                                   11,607
2003                                                                    8,416
2004                                                                    6,096
2005                                                                    4,291
Thereafter                                                             11,340
--------------------------------------------------------------------------------
Total minimum lease payments                                          $55,859
--------------------------------------------------------------------------------

Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 30, 2000, September 25, 1999, and September 26, 1998 was approximately $18.7 million, $18.3 million, and $16.7 million, respectively.

                         ADVO, INC. ANNUAL REPORT 2000

The Company has various agreements with International Business Machines corporation ("IBM") Global Services to provide systems development, technical support, a customer support center and server farm management services to the Company. The contracts allow for cancellation after the completion of the second or third year, subject to termination charges ranging from $3.4 million to $0.3 million depending on the year in which the cancellation becomes effective. The annual service charges for the noncancellable portion of the agreements is $5.0 million for fiscal 2001. The agreements also provide for the Company to pay cost of living adjustments due to inflation. Cost of living adjustments for fiscal 2000, 1999 and 1998 totaled approximately $1.0 million, $0.7 million, and $0.6 million, respectively. In addition, the Company may receive additional credits or charges if IBM does not meet or exceeds certain baseline utilization assumptions and service level standards.

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


Note 13 Supplemental Cash Flow Information
--------------------------------------------------------------------------------
Cash paid for income taxes was $27.2 million, $21.4 million, and $16.0 million in fiscal 2000, 1999, and 1998, respectively. Cash paid for interest expense in fiscal 2000, 1999 and 1998 was $14.9 million, $13.0 million, and $13.6 million, respectively.


Note 14 Recent Accounting Pronouncements
--------------------------------------------------------------------------------
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137 and 138 establishes the accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires recognition of all derivatives as either assets or liabilities measured at their fair value. Depending on the intended use of the derivative, changes in fair value will be reported in the period of change as either a component of earnings or a component of stockholders' equity. The adoption of the opinion is required for the Company's fiscal year 2001. The Company believes the impact of the adoption will not have a material effect on its financial statements.

Note 15 Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------
(In millions, except per share data)

Fiscal year ended             First       Second       Third        Fourth
September 30, 2000          Quarter(1)    Quarter    Quarter(2)     Quarter
--------------------------------------------------------------------------------
Revenues                  $  274.2        $262.4      $295.8        $ 296.8
Gross profit                  79.2          72.1        88.0           83.5
Operating income              22.9          18.3        28.2           26.9
Net income                    11.9           8.4        14.7           13.8
Basic earnings
   per share                   .58           .41         .73            .68
Diluted earnings
   per share                   .57           .41         .71            .66
Common stock price
   High                         23 9/16       28 1/2      40 15/16       45 3/16
   Low                          17 1/16       21 5/8      24 1/2         32 3/4
--------------------------------------------------------------------------------

Fiscal year ended          First         Second        Third         Fourth
September 25, 1999         Quarter       Quarter      Quarter        Quarter
--------------------------------------------------------------------------------
Revenues                  $  268.6        $253.5      $262.1        $ 256.0
Gross profit                  74.2          67.5        75.1           69.2
Operating income              20.1          13.5        23.8           19.9
Net income                    10.2           6.1        12.4           10.3
Basic earnings
   per share                   .46           .28         .58            .49
Diluted earnings
   per share                   .45           .28         .58            .49
Common stock price
   High                         27 15/16      27 1/2      23             21
   Low                          19 1/16       16 9/16     14 15/16       17 3/4
--------------------------------------------------------------------------------

(1) Includes a pretax charge of $2.2 million or $.06 per share, related to the expensing of a long-term consulting agreement with the Company's former Chairman and Chief Executive Officer who is no longer providing services to the Company.

(2) Includes a $4.2 million pretax severance charge, or $.13 per share, related to the realignment of the sales and marketing functions and supporting areas.


Note 16 Subsequent Event
--------------------------------------------------------------------------------
On November 2, 2000 the Company announced the acquisition of Mail Marketing Systems, Inc., a privately held direct mail advertising company for approximately $9.0 million. This acquisition will be accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired company will be included in the consolidated statements of operations from its acquisition date. The acquired assets will be recorded at their estimated fair values.

                        ADVO, INC. ANNUAL REPORT 2000

Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ADVO, INC.

We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 30, 2000 and September 25, 1999, and the related consolidated statements of operations, cash flows, and changes in stockholders' deficiency for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 30, 2000 and September 25, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                   /s/ Ernst & Young LLP

Hartford, Connecticut
October 23, 2000, except for Note 16,
as to which the date is November 2, 2000.

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

/s/ Julie Abraham

Julie Abraham
Senior Vice President of Finance and Controller

October 23, 2000