Form 10-K, Exhibit 13
period 2001-09-29
ADVO INC
filed 2001-12-13
CIK 801622

                                                                      EXHIBIT 13
ADVO, INC. ANNUAL REPORT 2001

Selected Financial Data

(In millions, except                  Year ended          Year ended          Year ended          Year ended          Year ended
per share data)                   September 29, 2001  September 30, 2000  September 25, 1999  September 26, 1998  September 27, 1997
------------------------------------------------------------------------------------------------------------------------------------

Summary of Operations
Revenues                              $   1,137.2         $   1,129.2         $   1,040.2         $   1,046.5         $   1,016.5
Operating income                             97.0                96.3                77.3                72.1                58.5
Net income                                   51.0                48.8                39.0                35.6                26.8
Diluted earnings per share                   2.47                2.35                1.79                1.55                1.09
Weighted average diluted shares              20.6                20.8                21.8                23.1                24.7
------------------------------------------------------------------------------------------------------------------------------------



(In millions)                     September 29, 2001  September 30, 2000  September 25, 1999  September 26, 1998  September 27, 1997
------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data
Cash and cash equivalents             $      17.7         $       6.0         $       9.3         $       8.7         $      26.0
Total assets                                322.3               289.2               237.3               219.2               208.6
Long-term debt                              173.8               180.0               176.8               167.8               140.7
Total debt                                  185.0               190.0               197.1               184.0               150.8
Stockholders' equity (deficiency)             3.0               (40.6)              (66.1)              (74.9)              (59.9)
------------------------------------------------------------------------------------------------------------------------------------



                                      Year ended          Year ended          Year ended          Year ended          Year ended
(In millions)                     September 29, 2001  September 30, 2000  September 25, 1999  September 26, 1998  September 27, 1997
------------------------------------------------------------------------------------------------------------------------------------

Other Financial Data
EBITDA (1)                            $     126.7         $     122.4         $     102.9         $      95.7         $      76.1
Net cash provided by
   operating activities                      67.2                72.7                56.9                48.4                62.6
------------------------------------------------------------------------------------------------------------------------------------

  (1) Represents income from operations before interest, taxes, depreciation and amortization ("EBITDA"). Although EBITDA is not a measure of liquidity or performance calculated in accordance with generally accepted accounting principles ("GAAP"), the Company believes that EBITDA is an indicator and measurement of its debt service ability.

ADVO, INC. ANNUAL REPORT 2001


Financial Report


This section should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

Financial Overview

(In millions, except per share data)           Fiscal 2001      Fiscal 2000      Fiscal 1999      Fiscal 1998      Fiscal 1997
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                       $   1,137.2      $   1,129.2      $   1,040.2      $   1,046.5      $   1,016.5
Operating Income                                      97.0             96.3             77.3             72.1             58.5
Net Income                                            51.0             48.8             39.0             35.6             26.8
Diluted Earnings per Share                            2.47             2.35             1.79             1.55             1.09
-------------------------------------------------------------------------------------------------------------------------------

In fiscal 2001, ADVO, Inc. ("ADVO" or the "Company") continued to achieve record results for the fifth consecutive year. The table above illustrates the Company's rising trend in each of the measures listed. Fiscal 2001 posted growth in revenue of 0.7% and operating income of 0.8%, increases in net income of 4.4% and a $0.12, or 5.1%, rise in diluted earnings per share over fiscal 2000.

The Company finished fiscal 2001 with a cash balance of $17.7 million and a debt balance of $185.0 million. Supported by strong cash flow management, the Company simultaneously funded capital investments and purchased $11.0 million of its own stock under its buyback program. A turnaround in stockholders' deficiency to a positive equity position in fiscal 2001 was directly the result of cumulative net income in excess of $200 million over the past five years.

Other fiscal 2001 highlights included the acquisitions of Mail Marketing Systems Inc. ("MMSI"), a privately held mail advertising company and the New Jersey Shoppers Guide ("NJ Shopper"), a weekly direct mail shopper distributed in Southern New Jersey. These acquisitions contributed positively to ADVO's fiscal 2001 results.

Results of Operations

Fiscal 2001 Compared to Fiscal 2000

Revenues

Revenues for fiscal 2001 increased $8.0 million, or 0.7%, over fiscal 2000 revenues. The revenue increase was due to pricing gains of approximately $10.0 million and revenues of $20.0 million associated with the Company's acquisition of MMSI and NJ Shopper offset by volume declines primarily related to one less week in fiscal 2001 than fiscal 2000 due to the Company's 52-53 week accounting cycle, which unfavorably affected year-over year comparisons. Adjusting for one less week, revenues would have increased approximately 3% year-over-year.

The pricing gains resulted in a 2.1% increase in shared mail revenue per thousand pieces, to $39.44 for fiscal 2001 compared to $38.63 for fiscal 2000. This pricing increase was in part the result of the postal rate increase in January and July 2001. Shared mail packages delivered increased to 3,216.4 million packages, up 2.2% in fiscal 2001 over fiscal 2000, as a result of increased mailings and the impact of the new second in-home date deliveries.

The volume declines were also affected by shortfalls against revenue opportunities in the Company's medium sized local and regional clients in the second and third quarters of fiscal 2001. During the fourth quarter of fiscal 2001, sales productivity momentum was regained in the local and regional client levels, as well as, continued growth with the Company's largest customers. Overall, fiscal 2001 average pieces per package were 8.14 pieces compared to
8.51 pieces in fiscal 2000. The average pieces per package statistic was unfavorably impacted by the dilutive effect of the Company's second in-home mailings.

Offsetting the volume declines to a degree were year-over-year increases from MailCoups, the Company's targeted coupon distributor and the Company's A.N.N.E. (ADVO National Network Extension) brokered distribution program.

Operating Expenses

Cost of sales as a percentage of revenues increased from 71.4% in fiscal 2000 to 72.3% in fiscal 2001 due to underweight postage resulting from the decline in average pieces per package. Cost of sales, in absolute terms, increased $15.3 million over the prior fiscal year. The increase in cost of sales was primarily attributable to higher postage costs that resulted from the postal rate increase. Also contributing to the increase in costs of sales were higher printing and paper costs, distribution costs associated with the increased revenues from A.N.N.E. and MailCoups, and distribution costs related to the operations of MMSI and NJ Shopper. Favorable operating efficiencies in the Company's branch operations have offset, to a degree, the overall increase in cost of sales.

ADVO, INC. ANNUAL REPORT 2001


Financial Report

During fiscal 2001, selling, general and administrative expenses (including the provision for bad debts) decreased $8.0 million over the prior fiscal year. As a percentage of revenues, selling, general and administrative expenses were 19.2% in fiscal 2001 and 20.1% in fiscal 2000. The decrease was primarily due to year-over-year changes in general and administrative expenses. In fiscal 2001 and 2000, the Company incurred one-time charges of $1.9 million and $2.2 million, respectively, relating to a pre-existing contractual agreement with the Company's former President and Chief Operating Officer and to the expensing of a long-term consulting agreement with the Company's former Chairman and Chief Executive Officer. The absence of $4.2 million of expenses relating to the realignment of the sales and marketing areas that were incurred in fiscal 2000 also favorably affected general and administrative costs in the current year. Other factors which contributed to the favorable variance in general and administrative expenses included reductions in spending due to increased fixed cost controls and lower incentive wages in the current year when compared to the prior year.

Operating Income

For fiscal 2001, the Company reported operating income of $97.0 million, a $0.7 million increase over fiscal 2000. Operating income as a percentage of revenue remained constant at 8.5% for both fiscal 2001 and 2000.

Interest Expense

Interest expense relating to the Company's credit facilities totaled $17.3 million in fiscal 2001 versus $18.6 million in fiscal 2000. The $1.3 million decrease was due to lower market rates of interest and a decrease in the average outstanding debt balance throughout the year.

Income Taxes

The Company's effective tax rate was 35.7% for fiscal 2001 and 37% for fiscal 2000. The decrease in the effective tax rate was due to favorable results of tax audits completed in September 2001. The Company expects its effective tax rate to be 37% for fiscal 2002.

Earnings Per Share

The Company reported diluted earnings per share of $2.47 for the 2001 fiscal year compared to $2.35 for the 2000 fiscal year. This 5.1% increase year over year was due primarily to the Company's improved earnings.

Fiscal 2000 Compared to Fiscal 1999

Revenues

Fiscal 2000 revenues increased $89.0 million over fiscal 1999 revenues to $1,129.2 million. This 8.6% growth in revenues was mainly attributable to the increased volume of the Company's shared mail products. The volume gains were achieved through increased shared mail packages delivered, which grew 3.4% to 3,148.2 million packages and average pieces per package which increased from
8.41 in fiscal 1999 to 8.51 in fiscal 2000. As planned, the Company's fiscal year 2000 contained an additional week compared to the prior year period as a result of the Company's 52-53 week accounting cycle. Adjusting for the additional week, revenues would have increased approximately 7% year-over-year.

Shared mail revenue per thousand pieces was $38.63 in fiscal 2000 versus $37.66 in fiscal 1999. (In order to conform to fiscal 2000's presentation, the revenue per thousand piece statistic has been restated in the prior year to include revenues associated with the ADVO Targeting Zone (ATZ) platform). This 2.6% increase, which contributed to the fiscal 2000 revenue growth, was reflective of pricing gains in some of the Company's shared mail products. In addition, increases in product weights mailed for the Company's preprint customers also contributed in part to the revenue growth.

Increased revenues from MailCoups, the Company's targeted coupon distributor, and the Company's A.N.N.E. (ADVO National Network Extension) brokered distribution program also contributed to the revenue growth in fiscal 2000.

Operating Expenses

Cost of sales increased $52.1 million, or 6.9%, over the prior fiscal year. The increase was primarily related to additional postage costs incurred with the 4.5% volume growth in shared mail pieces delivered and the mailing of heavier weight pieces. Printing and other production costs also increased as a result of the growth in distribution volume. The remainder of the cost of sales increase for fiscal 2000 was due to higher distribution and delivery costs incurred as a result of the revenue growth associated with MailCoups and A.N.N.E.

Cost of sales as a percentage of revenue decreased 1.1 percentage points from 72.5% in fiscal 1999 to 71.4% in fiscal 2000. This decrease was primarily the result of operational efficiencies at the Company's production facilities and the flow-through of the pricing gains mentioned above.

As a percentage of revenue, selling, general and administrative costs (including the provision for bad debts) remained constant at 20.1% at the end of both fiscal years. In absolute terms, selling, general and administrative costs (including the provision for bad debts) increased $17.8 million, from $208.7 million in fiscal 1999 to $226.5 million in fiscal 2000. The increase was comprised of a $10.1 million increase in selling expense and a $7.7 million increase in general and administrative costs.

The major elements driving the increase in selling expenses were higher commission expense and related sales support resulting from the revenue growth and higher bad debt expense. During the last quarter of fiscal 2000, the Company launched a national advertising campaign to support the Company's ShopWise(TM) Shared Mail advertising product and incurred $1.6 million of additional advertising and promotion costs which are included in selling expenses.

ADVO, INC. ANNUAL REPORT 2001


Financial Report

The year-over-year increase in general and administrative costs was primarily due to the following factors: the $4.2 million charge incurred by the Company during the third quarter of fiscal 2000 related to the realignment of the sales and marketing areas; the expensing of a long-term consulting agreement with the Company's former Chairman and Chief Executive Officer during the first quarter of fiscal 2000 for $2.2 million; higher outsourcing/service fees; and higher incentive wages as a result of the Company's improved earnings. Offsetting the year-over-year increase was the absence of Year 2000 remediation costs of $6.8 million that were incurred in fiscal 1999.

Operating Income

The Company reported operating income of $96.3 million for the year ended September 30, 2000, representing a 24.6% increase over the same period in the prior year. Operating income as a percentage of revenue for fiscal 2000 grew 1.1 percentage points to 8.5% over fiscal 1999.

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

Financial Position

Working Capital

The Company's working capital ratio was 1.32 at September 29, 2001 versus 1.11 at September 30, 2000. The increase in working capital of $25.7 million from the end of the prior fiscal year was attributable to a $15.7 million increase in current assets and a $10.0 million decrease in current liabilities.

The driving forces behind the increase in current assets were improvements in cash and cash equivalents generated from the Company's operating results and an increase in accounts receivable due in part to the acquisitions that were made during the fiscal year.

The main sources of the decrease in current liabilities were the following elements: a decrease in accounts payable due to the timing of vendor payments, a decrease in accrued compensation and benefits due to lower incentive wages, and a decrease in current taxes payable.

Property, Plant & Equipment

Expenditures for property, plant and equipment totaled $32.4 million for the year ended September 29, 2001, which was approximately $5.9 million less than expenditures in the prior fiscal year primarily due to the deployment of fewer Alphaliners (computerized mail sorters). The majority of capital additions in fiscal 2001 were comprised of costs incurred with the development of new computer software for the Company's order fulfillment and order management systems, as well as, the deployment of Alphaliners. Enhancements to existing software applications and renovations at certain of the Company's facilities also contributed to total capital expenditures during fiscal 2001.

The Company's current capital plan calls for fiscal 2002 expenditures to be approximately $35.0 million. Cash provided by operating activities was sufficient to cover fiscal 2001 capital additions and continues to be the expected source of financing for the planned fiscal 2002 capital expenditures.

Stockholders' Equity

Stockholders' equity of $3.0 million at September 29, 2001 represents an equity increase of $43.5 million over the prior fiscal year's deficiency of $40.6 million. The increase in net equity was primarily attributable to net income of $51.0 million. In addition, stockholders' equity also increased $9.4 million due to employee stock plan activity and related tax benefits and $1.9 million from the amortization of deferred compensation. These increases were offset by common stock repurchases by the Company of $13.5 million and an unrealized loss of $5.3 million to accumulated other comprehensive income (loss) related to the change in fair value of derivative instruments during fiscal 2001.

The Company adopted Statement of Financial Accounting Standards ("Statement") No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement Nos. 137 and 138, on October 1, 2000. Statement No. 133 requires companies to recognize all derivatives on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other compre-

ADVO, INC. ANNUAL REPORT 2001


Financial Report

hensive income until the hedged item is recognized in earnings. The Company's interest rate swap agreements are considered `effective' under Statement No. 133 and, as a result, changes in the fair value of the agreements are recorded in current assets or liabilities with the offset amount recorded to accumulated other comprehensive income (loss) in stockholders' equity (deficiency).

The Company's treasury stock purchases of $13.5 million were comprised of $11.0 million related to the Company's buyback programs and $2.5 million in elections by employees to satisfy tax withholding requirements under the Company's stock option plans. Under the Company's buyback program, the Company purchased 0.3 million shares of its stock on the open market during fiscal 2001 at an average price of $34.67. In fiscal 2000, the Company purchased 1.1 million shares of its own stock for $29.7 million on the open market at an average price of $27.56. As of September 29, 2001, the Company had 0.7 million shares remaining to be purchased under the current buyback program.

Liquidity

Cash flow generated from operating activities is the Company's primary source for funding working capital, capital investments and other operating requirements. The Company also has available commitments under its credit agreement which may be used to fund operating activities.

Overall, cash and cash equivalents increased $11.7 million from fiscal 2000 to 2001. Cash provided by operating activities was $67.2 million during fiscal 2001, a decrease of $5.5 million from fiscal 2000. Cash provided by operating activities as compared to the prior year reflected an increase in net income of $2.2 million. Offsetting this, however, were increases in accounts receivable and decreases in accounts payable, accrued compensation and benefits, and federal and state income taxes payable.

Cash provided by operating activities in fiscal 2000 increased $15.8 million over the prior year to $72.7 million. The year-over-year increase was largely related to the $9.8 million growth in net income for fiscal 2000. Other components affecting cash provided by operating activities include changes in accrued compensation and benefits and accrued other expenses, along with increases in customer advances due to the timing of customer payments. Offsetting these changes to a degree were increases in accounts receivable due to the fiscal year 2000 revenue growth.

Net cash used by investing activities was $46.4 million in fiscal 2001, and was comprised primarily of $14.7 million for acquisitions made during the fiscal year detailed in Note 3 of the Financial Statements and $32.4 million for capital expenditures detailed above. Net cash used for investing activities in fiscal 2000 of $38.8 million was primarily comprised of acquisitions of $1.3 million and capital expenditures of $38.3 million.

Financing activities in fiscal 2001 of $9.1 million included $13.5 million of treasury stock purchases and $5.0 million of net repayments under the Company's Credit Agreement, offset by proceeds of $5.3 million from employee stock option exercises and a note for $4.1 million incurred with the acquisition of MMSI. Financing activities decreased $28.1 million year over year due primarily to fewer shares purchased under the Company's buyback program.

Financing Arrangements

The Company has credit facilities consisting of a $135 million term loan and a $165 million revolving line of credit (the "Credit Agreement"). The term loan's amortization begins in March 2002 and ends at maturity in December 2005. The entire amount of the revolving line of credit remains available until the Credit Agreement matures in December 2005. Mandatory repayments of debt in defined amounts are required in the event of certain transactions including the sale of certain assets. The Company and its subsidiaries have pledged all of their assets as collateral under the credit agreement.

Under the terms of the Credit Agreement, the Company is required to maintain certain financial ratios. In addition, the Credit Agreement also places restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional borrowings.

The debt bears interest at either the LIBOR or at the bank's "base rate," whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). The applicable margin under the Credit Agreement ranges from 1.125% to 2.00% on the LIBOR rate and 0.125% to 1.00% on the base rate. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

The Company pays fees on the unused commitments under the Credit Agreement at a rate ranging from .30% to .50% depending on the Company's total debt ratio, as defined.

In connection with the Credit Agreement, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three-month LIBOR rates exceeding 8.0% per annum for a period of at least three years as to a notional principal amount of at least $100 million. Additional amounts are required in the event additional funding is raised in the future.

ADVO, INC. ANNUAL REPORT 2001


Financial Report

The Company entered into four separate interest rate swap agreements with notional amounts totaling $100 million and with the interest rates fixed at approximately 7.2% or 7.3%. The interest rate swap agreements convert a portion of its floating rate debt to a fixed rate basis. Due to the lower market rates of interest in fiscal 2001, the interest rate swap agreements increased interest expense by $1.5 million. The interest rate swap agreements had an immaterial effect on interest expense in fiscal 2000 and 1999. The Company adopted Statement No. 133 on October 1, 2000, and recognized an unrealized loss of $(1.2) million in accumulated other comprehensive (loss). The change in the fair value of the interest swap agreements for fiscal 2001 was $(4.1) million. For the year to date period ended September 29, 2001, total accumulated other comprehensive (loss) was $(5.3) million.

At September 29, 2001 there was $185.0 million of debt outstanding, with $11.3 million classified as current. The Company anticipates meeting its current and long-term debt obligations through funds generated from operations.

Available commitments under the Credit Agreement total $108.9 million as of September 29, 2001. Subsequent to year end, the Company had additional net borrowings of $22 million through fiscal month end November 2001.

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

If interest rates should change by 2% in fiscal 2002 from those rates in effect at September 29, 2001, assuming no change in the outstanding debt balance and considering the effects of the Company's interest rate swap agreements, interest expense would increase/decrease by approximately $2.6 million. These amounts are determined by considering the hypothetical interest rates on the Company's borrowings and interest rate swap agreements. The sensitivity analysis also assumes no changes in the Company's financial structure.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", which prohibits the use of the pooling-of-interests method of accounting for business combinations after June 30, 2001. It defines the methodology to be used in measuring goodwill and other intangible assets and defines certain disclosure requirements for business combinations. The Company has historically accounted for its acquisitions under the purchase method.

On the same date, the FASB also issued Statement No. 142, "Goodwill and Other Intangible Assets". Under Statement No. 142, goodwill will no longer be subject to amortization, but will be subject to annual impairment tests. Additionally, intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

The Company will adopt Statement No. 142 in its first fiscal quarter of 2002. Application of the non-amortization provisions of the Statement is expected to result in a decrease of approximately $1.7 million in amortization of existing goodwill and an increase in net income of $1.1 million or $0.05 per share. In fiscal 2001, goodwill amortization totaled $1.6 million, which if excluded from the Company's statement of operations would have resulted in an increase in net income of $1.0 million or $0.05 per share.

During fiscal 2002, the Company will perform the required impairment tests of goodwill and believes the results of these tests will not materially affect its financial position and results of operations.

Forward Looking Statements

This Financial Report contains certain forward looking statements regarding the Company's results of operations and financial position within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements are based on current information and expectations and are subject to risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include but are not limited to: changes in customer demand and pricing; the possibility of consolidation throughout the retail sector; the impact of economic and political conditions on retail advertising spending and our distribution system; postal and paper prices; possible governmental regulation or legislation affecting aspects of the Company's business; the efficiencies achieved with technology upgrades; the amount of shares the Company will repurchase in the future under its buyback program; fluctuations in interest rates related to the outstanding debt and other general economic factors.

ADVO, INC. ANNUAL REPORT 2001


Consolidated Statements of Operations

                                                           Year ended                Year ended                Year ended
(In thousands, except per share data)                  September 29, 2001        September 30, 2000        September 25, 1999
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                                    $1,137,196                $1,129,187                $1,040,208
Costs and expenses:
   Cost of sales                                               821,675                   806,362                   754,221
   Selling, general and administrative                         211,297                   218,293                   203,238
   Provision for bad debts                                       7,202                     8,245                     5,489
-------------------------------------------------------------------------------------------------------------------------------
Operating income                                                97,022                    96,287                    77,260
Interest expense                                                17,282                    18,583                    14,289
Other expense, net                                                 437                       213                        96
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                      79,303                    77,491                    62,875
Provision for income taxes                                      28,311                    28,671                    23,893
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $   50,992                $   48,820                $   38,982
-------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
   Basic earnings per share                                 $     2.53                $     2.40                $     1.81
   Diluted earnings per share                               $     2.47                $     2.35                $     1.79
-------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares                                  20,176                    20,349                    21,580
Weighted average diluted shares                                 20,625                    20,778                    21,826
-------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

ADVO, INC. ANNUAL REPORT 2001

Consolidated Balance Sheets

(In thousands, except share data)                                                        September 29, 2001     September 30, 2000
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                                  $  17,728              $   6,003
   Accounts receivable, less allowances of $6,085 in 2001 and $4,937 in 2000                    119,388                114,093
   Inventories                                                                                    2,840                  3,025
   Prepaid expenses and other current assets                                                      7,282                  6,192
   Investment in deferred compensation plan                                                      11,493                 14,546
   Deferred income taxes                                                                         11,319                 10,457
-----------------------------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                                    170,050                154,316

Property, plant and equipment--net                                                              120,481                113,233
Other assets                                                                                     31,789                 21,628
-----------------------------------------------------------------------------------------------------------------------------------
        Total Assets                                                                          $ 322,320              $ 289,177
-----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity (Deficiency)
Current liabilities:
   Current portion of long-term debt                                                          $  11,250              $  10,000
   Note payable--short-term                                                                       2,390                     --
   Accounts payable                                                                              37,759                 43,674
   Accrued compensation and benefits                                                             21,531                 27,230
   Deferred compensation plan                                                                    11,493                 14,546
   Customer advances                                                                             11,673                  9,565
   Federal and state income taxes payable                                                         5,183                  8,990
   Accrued other expenses                                                                        27,822                 25,094
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                       129,101                139,099
-----------------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                                  173,750                180,000
Note payable--long-term                                                                           1,715                     --
Deferred income taxes                                                                             9,852                  5,800
Other liabilities                                                                                 4,949                  4,850
Stockholders' equity (deficiency)
   Series A Convertible Preferred Stock, $.01 par value
     (Authorized 5,000,000 shares, none issued)                                                      --                     --
   Common Stock, $.01 par value (Authorized 40,000,000 shares,
     Issued 30,317,994 in 2001 and 29,908,609 in 2000)                                              303                    299
   Additional paid-in capital                                                                   197,222                185,949
   Accumulated earnings (deficit)                                                                19,321                (31,671)
   Less shares of common stock held in treasury at cost,
     10,198,431 in 2001 and 9,822,272 in 2000                                                  (208,620)              (195,149)
   Accumulated other comprehensive (loss)                                                        (5,273)                    --
----------------------------------------------------------------------------------------------------------------------------------

        Total Stockholders' Equity (Deficiency)                                                   2,953                (40,572)
-----------------------------------------------------------------------------------------------------------------------------------

        Total Liabilities and Stockholders' Equity (Deficiency)                               $ 322,320              $ 289,177
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

ADVO, INC. ANNUAL REPORT 2001

Consolidated Statements of Cash Flows

                                                                              Year ended          Year ended          Year ended
(In thousands)                                                            September 29, 2001  September 30, 2000  September 25, 1999

------------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
     Net income                                                                $ 50,992            $ 48,820            $ 38,982
Adjustments to reconcile net income to net cash
   flows from operating activities:
     Depreciation                                                                25,794              23,484              23,261
     Amortization                                                                 4,834               3,663               3,342
     Deferred income taxes                                                        2,978                (922)             (2,235)
     Provision for bad debts                                                      7,202               8,245               5,489
     Other                                                                          250                 769                 825
Change in operating assets and liabilities, net of effects of acquisitions:
     Accounts receivable                                                        (10,488)            (30,419)            (17,240)
     Inventories                                                                    185               1,014                (265)
     Prepaid expenses and other current assets                                     (900)               (778)               (490)
     Investment in deferred compensation plan                                      (155)               (367)                 --
     Other assets                                                                   324              (1,401)                574
     Accounts payable                                                            (6,454)              1,152               4,894
     Accrued compensation and benefits                                           (6,129)              3,809              (4,525)
     Deferred compensation plan                                                     155                 367                  --
     Customer advances                                                            1,373               5,724                 (52)
     Federal and state income taxes payable                                          39               2,792               5,163
     Other liabilities                                                           (2,775)              6,732                (817)
-----------------------------------------------------------------------------------------------------------------------------------

     Net cash provided by operating activities                                   67,225              72,684              56,906
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Acquisitions, net of cash acquired                                           (14,676)             (1,250)               (300)
   Expenditures for property, plant and equipment                               (32,360)            (38,287)            (37,194)
   Proceeds from disposals of property, plant and                                   618                 698                 115
   equipment
-----------------------------------------------------------------------------------------------------------------------------------

     Net cash used by investing activities                                      (46,418)            (38,839)            (37,379)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds on term loan                                                             --              30,725                  --
   Payments on term loan                                                             --                  --             (18,200)
   Revolving line of credit-- net                                                (5,000)            (37,791)             31,300
   Note payable                                                                   4,105                  --                  --
   Payment of debt issue costs                                                       --              (2,290)                 --
   Proceeds from exercise of stock options                                        5,271               4,452               1,772
   Purchases of common stock for treasury                                       (13,458)            (32,279)            (33,782)
----------------------------------------------------------------------------------------------------------------------------------

     Net cash used by financing activities                                       (9,082)            (37,183)            (18,910)

Increase (decrease) in cash and cash equivalents                                 11,725              (3,338)                617
Cash and cash equivalents at beginning of year                                    6,003               9,341               8,724
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                       $ 17,728            $  6,003            $  9,341
----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

ADVO, INC. ANNUAL REPORT

Consolidated Statements of Changes in Stockholders' Equity (Deficiency)

                                                                                                        Accumulated       Total
                                                                            Additional   Accumulated       other       stockholders'
                                     Common stock       Treasury stock        paid-in      earnings    comprehensive      equity
(In thousands)                     Shares    Amount    Shares     Amount      capital      (deficit)      (loss)       (deficiency)
-----------------------------------------------------------------------------------------------------------------------------------
Balance--
September 26, 1998                 29,238       $292   (7,001)  $(129,126)    $173,433    $(119,473)            --       $(74,874)
Net Income                                                                                   38,982                        38,982
Purchases of common stock
   for treasury                                        (1,674)    (33,782)                                                (33,782)
Cancellation of restricted stock       (5)                                                                                     --
Grants of restricted stock             38                                                                                      --
Exercise of stock options             200          3                             1,769                                      1,772
Tax effect--
   employee stock plans                                                            948                                        948
Amortization of
   deferred compensation (1)                                                       877                                        877
-----------------------------------------------------------------------------------------------------------------------------------
Balance--
September 25, 1999                 29,471       $295   (8,675)  $(162,908)    $177,027     $(80,491)            --       $(66,077)
Net Income                                                                                   48,820                        48,820
Purchases of common stock
   for treasury                                        (1,147)    (32,279)                                                (32,279)
Cancellation of restricted stock      (11)                                                                                     --
Grants of restricted stock             68                                            6                                          6
Exercise of stock options             381          4                   38        4,410                                      4,452
Tax effect--
   employee stock plans                                                          3,287                                      3,287
Amortization of
   deferred compensation (1)                                                     1,219                                      1,219
-----------------------------------------------------------------------------------------------------------------------------------
Balance--
September 30, 2000                 29,909       $299   (9,822)  $(195,149)    $185,949     $(31,671)            --       $(40,572)
Components of comprehensive
     income (loss):
   Net Income                                                                                50,992                        50,992
   Unrealized loss on
     derivative instruments                                                                                 (5,273)        (5,273)
                                                                                                                         ----------
Total comprehensive income                                                                                                 45,719
Purchases of common stock
     for treasury                                        (376)    (13,458)                                                (13,458)
Cancellation of restricted stock      (23)                                                                                     --
Grants of restricted stock             60          1                                16                                         17
Exercise of stock options             372          3                  (13)       5,281                                      5,271
Tax effect--
     employee stock plans                                                        4,109                                      4,109
Amortization of
     deferred compensation (1)                                                   1,867                                      1,867
-----------------------------------------------------------------------------------------------------------------------------------
Balance--
September 29, 2001                 30,318       $303  (10,198)  $(208,620)    $197,222      $19,321        $(5,273)        $2,953
-----------------------------------------------------------------------------------------------------------------------------------

(1) Unamortized deferred compensation at September 29, 2001, September 30, 2000, and September 25, 1999 was $975,000, $2,322,000, and $1,530,000,
    respectively.

See accompanying Notes to Consolidated Financial Statements.

ADVO, INC. ANNUAL REPORT 2001


Notes to Consolidated Financial Statements

Note 1: Business

Organization ADVO, Inc. ("ADVO" or the "Company") is a full service targeted direct mail marketing services company which operates principally under one segment and is primarily engaged in soliciting and processing printed advertising from retailers, manufacturers and service companies for targeted distribution by both shared and solo mail to consumer households in the United States on a national, regional and local basis. Founded in 1929 as a hand delivery company, ADVO entered the direct mail industry as a solo mailer in 1946 and began its shared mail program in 1980. The Company currently is the largest commercial user of standard mail (formerly third-class mail) in the United States.

ADVO's direct mail products and services include shared mail and solo mail. ADVO also provides ancillary services in conjunction with its direct mail programs. The Company's predominant source of revenue is from its shared mail programs. In these programs, the advertisements of several advertisers are combined in a single mail package. This offers the features of penetration and targeted marketing at a significant cost reduction when compared to mailing on an individual or solo mail basis. The Company's client base consists principally of national and local grocers, quick serve restaurants, drug stores, discount and department stores, auto service and home improvement centers. The Company's consumer web-site, ShopWise.com, allows retailers to electronically target promotions and values to consumers.

Note 2: Summary of Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of ADVO and its subsidiaries. All significant intercompany transactions and balances among ADVO and its subsidiaries have been eliminated. Certain reclassifications have been made in the fiscal 2000 and 1999 financial statements to conform with the fiscal 2001 presentation. ADVO's fiscal year closing date is the last Saturday in September. The fiscal year includes operations for a 52-week period in 2001 and 1999 and a 53-week period in 2000.

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

Derivative Instruments

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

Statement of Financial Accounting Standards ("Statement") No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement Nos. 137 and 138, requires companies to recognize all derivatives on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in

ADVO, INC. ANNUAL REPORT 2001


Notes to Consolidated Financial Statements

earnings. The Company's interest rate swap agreements are considered `effective' under Statement No. 133 and, as a result, changes in fair value of the agreements are recorded in current assets or liabilities with the offset amount recorded to accumulated other comprehensive income (loss) in stockholders' equity (deficiency). The Company adopted Statement No. 133, as amended, on October 1, 2000, and recorded an unrealized loss of $(1.2) million in accumulated other comprehensive income (loss), offsetting the fair value of the swap agreements recorded in other current liabilities.

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

Income Taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which differences are expected to reverse.

Earnings Per Share

Basic earnings per share exclude common stock equivalents, such as stock options, and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if common stock equivalents, such as stock options, were exercised.

Comprehensive Income

Comprehensive income includes net income and all other changes in a company's equity other than from transactions with the Company's stockholders. Comprehensive income is shown as a separate component in the Consolidated Statements of Changes in Stockholders' Equity (Deficiency).

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

Note 3: Acquisitions

During the past three years the Company has acquired several businesses, all of which were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of operations from the acquisition dates. The acquired assets have been recorded at their estimated fair values. The acquisitions did not have a material pro forma effect on operations for the periods prior to the acquisitions.

In November 2000, the Company acquired Mail Marketing Systems, Inc. ("MMSI"), a privately held direct mail advertising company, for approximately $7.3 million, net of $1.7 million cash acquired. The purchase price was comprised of a $5.0 million cash payment and a $4.0 million note. In addition, during the second quarter of fiscal 2001 the Company paid an additional $1.0 million to MMSI for contingent consideration in connection with the acquisition. The purchase price was allocated to the fair value of assets acquired totaling $4.5 million, and liabilities assumed of $2.3 million, and resulted in goodwill of $7.8 million, which is being amortized over a 15 year period.

In April 2001, the Company acquired the New Jersey Shoppers Guide, a weekly direct mail shopper which is distributed in Southern New Jersey, for approximately $4.9 million. The purchase price was allocated to the fair value of the assets acquired totaling $0.9 million and liabilities assumed of $0.2 million and resulted in goodwill of $4.2 million, which is being amortized over a 15 year period.

During fiscal 2001, the Company also invested approximately $1.4 million in several joint ventures, a newspaper alliance and an internet initiative.

During fiscal 2000 and 1999, the Company made certain acquisitions aimed at expanding its operations for total purchase prices of $1.3 million and $0.3 million, respectively.

ADVO, INC. ANNUAL REPORT 2001


Notes to Consolidated Financial Statements

Note 4: Goodwill and Other Intangibles

The excess of the purchase price of all acquisitions over the estimated fair values of all net assets acquired (goodwill) and other intangible assets acquired are included in other assets as follows:

                                               September 29,      September 30,
(In thousands)                                      2001               2000
--------------------------------------------------------------------------------
Goodwill                                         $  27,015          $  15,411
Other intangibles                                    9,116              9,167
--------------------------------------------------------------------------------
Total                                               36,131             24,578
Less accumulated amortization                      (13,869)           (12,074)
--------------------------------------------------------------------------------
Goodwill and other intangibles, net              $  22,262          $  12,504
--------------------------------------------------------------------------------

Note 5: Property, Plant and Equipment

Balances of major classes of property, plant and equipment and accumulated depreciation and amortization are as follows:

                                               September 29,      September 30,
(In thousands)                                      2001               2000
--------------------------------------------------------------------------------
Land, building and building                      $  14,727          $  10,751
   improvements
Leasehold improvements                              21,166             19,525
Machinery and equipment                            103,729             99,019
Furniture and fixtures                              19,164             18,233
Computer hardware                                   18,194             20,952
Computer software and software
   development costs                                58,929             42,516
Construction in progress                            11,027             22,686
--------------------------------------------------------------------------------
Total                                              246,936            233,682
Less accumulated depreciation
   and amortization                                126,455            120,449
--------------------------------------------------------------------------------
Property, plant and equipment--net               $ 120,481          $ 113,233
--------------------------------------------------------------------------------

Note 6: Accrued Compensation and Benefits

The composition of accrued compensation and benefits is as follows:

                                               September 29,      September 30,
(In thousands)                                      2001               2000
--------------------------------------------------------------------------------
Employee compensation                            $   9,006          $  14,121
Workers' compensation                                6,880              7,031
Employee withholdings and other benefits             5,645              6,078
--------------------------------------------------------------------------------
Total                                            $  21,531          $  27,230
--------------------------------------------------------------------------------

Note 7: Financing Arrangements

The Company has credit facilities (the "Credit Agreement") consisting of a $135 million term loan and a $165 million revolving line of credit. The term loan's amortization begins in March 2002 and ends at maturity in December 2005. The entire amount of the revolving line of credit remains available until the Credit Agreement matures in December 2005. Mandatory repayments of debt in defined amounts are required in the event of certain transactions including the sale of certain assets. The Company and its subsidiaries have pledged all of their assets as collateral under the Credit Agreement.

The debt bears interest at either the LIBOR or at the bank's "base rate," whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). The applicable margin for fiscal 2001 and 2000 ranged from 1.125% to 2.00% on the LIBOR rate and 0.125% to 1.00% on the base rate. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

The outstanding facilities' balance and related interest rates inclusive of applicable margins are as follows:

                                      LIBOR          Base Rate         Total
As of September 29, 2001             Interest        Interest       Outstanding
(In thousands)                          (a)            6.25%         Facilities
--------------------------------------------------------------------------------
Term loan                             $135,000       $     --         $135,000
Revolving line of credit                46,000          4,000           50,000
--------------------------------------------------------------------------------
                                      $181,000       $  4,000          185,000
Less: current portion                                                   11,250
--------------------------------------------------------------------------------
                                                                      $173,750
--------------------------------------------------------------------------------


                                       LIBOR        Base Rate          Total
As of September 30, 2000              Interest       Interest       Outstanding
(In thousands)                          8.52%         10.25%         Facilities
--------------------------------------------------------------------------------
Term loan                             $135,000       $     --         $135,000
Revolving line of credit                45,000         10,000           55,000
--------------------------------------------------------------------------------
                                      $180,000       $ 10,000          190,000
Less: current portion                                                   10,000
--------------------------------------------------------------------------------
                                                                      $180,000
--------------------------------------------------------------------------------

(a) As of September 29, 2001, the Company had entered into two LIBOR contracts. The revolving line of credit was under a one month LIBOR contract at a rate of 4.83% and the term loan was under a three month LIBOR contract at a rate of 5.08%.

ADVO, INC. ANNUAL REPORT 2001


Notes to Consolidated Financial Statements

Total maturities of long-term debt which are due over five fiscal years beginning in March 2002 and maturing in December 2005, are as follows:

Fiscal year:
(In thousands)
--------------------------------------------------------------------------------
2002                                                               $ 11,250
2003                                                                 22,500
2004                                                                 36,250
2005                                                                 51,250
2006                                                                 63,750
--------------------------------------------------------------------------------
Total maturities                                                   $185,000
--------------------------------------------------------------------------------

The revolving line of credit has been classified as long-term since management has the intent and ability to maintain the September 29, 2001 outstanding balance throughout fiscal 2002.

The Company is required to maintain certain financial ratios under the Credit Agreement. In addition, the Credit Agreement also places restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional borrowings.

In connection with the Credit Agreement , the Company is required to maintain Interest Rate Protection Agreements to protect itself against three-month LIBOR rates exceeding 8.0% per annum for a period of at least three years as to a notional principal amount of at least $100 million. Additional amounts are required in the event additional funding is raised in the future. The Company entered into four interest rate swap agreements to convert a portion of its floating rate debt to a fixed rate basis. The floating rate, which is the Company's three month LIBOR rate, ranged from 3.7% to 6.8% during fiscal 2001. These agreements, with notional amounts totaling $100 million, are summarized as follows:

Notional                   Fixed Rate        Variable Rate          Maturity
Amount                        (Pay)            (Receive)              Date
--------------------------------------------------------------------------------
$30 million                   7.33%          3 month LIBOR          12/09/02
$30 million                   7.28%          3 month LIBOR          12/09/02
$20 million                   7.19%          3 month LIBOR          12/09/02
$20 million                   7.17%          3 month LIBOR          12/09/02
--------------------------------------------------------------------------------

The fair value of the interest rate swap agreements was $(5.3) million at September 29, 2001. Due to the decline of interest rates in the general market, the interest rate swap agreements increased interest expense by $1.5 million in fiscal 2001. The interest rate swap agreements had an immaterial effect on interest expense in fiscal 2000 and 1999.

The Company pays fees on the unused commitments at a rate ranging from .30% to
 .50% depending on the Company's total debt ratio, as defined. As of September 29, 2001, $108.9 million of the revolver was available for future borrowings.

The Company capitalized $2.3 million of debt issue costs during fiscal 2000 in connection with the renegotiated Credit Agreement. In addition, the Company previously capitalized $6.8 million of debt issue costs directly associated with the issuance of debt in prior years. These costs are included in other assets and are being amortized over the term of the Credit Agreement. At September 29, 2001 and September 30, 2000, unamortized costs totaled $4.1 million and $5.1 million, respectively.

The Company has outstanding letters of credit of approximately $6.1 million under separate agreements primarily related to its workers' compensation program.

Carrying amounts of the financing arrangements approximate fair value.

Note 8: Stockholders' Equity (Deficiency)

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

During the current and previous fiscal years, the Company had announced several stock buyback programs. During the years ended September 29, 2001, September 30, 2000, and September 25, 1999, the Company purchased, in connection with the buyback programs, 0.3 million shares for $11.0 million, 1.1 million shares for $29.7 million, and 1.6 million shares for $32.6 million, respectively. Stock repurchases under these programs exclude shares reacquired in connection with taxes due from associates on certain exercises under the Company's stock option plans. As of September 29, 2001, there were 0.7 million shares remaining to be purchased under the previously announced programs.

At September 29, 2001, there were 3.3 million shares of common stock reserved for issuance upon the exercise of stock options.

ADVO, INC. ANNUAL REPORT 2001


Notes to Consolidated Financial Statements

Note 9: Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                   Year ended      Year ended      Year ended
(In thousands,                    September 29,   September 30,   September 25,
except per share data)                 2001            2000            1999
--------------------------------------------------------------------------------
Net Income                           $50,992         $48,820         $38,982
Weighted average
   common shares                      20,176          20,349          21,580
Effect of dilutive
   securities:
Stock options                            412             389             229
Restricted stock                          37              40              17
--------------------------------------------------------------------------------
Dilutive potential
   common shares                         449             429             246
--------------------------------------------------------------------------------
Weighted average
   diluted shares                     20,625          20,778          21,826
--------------------------------------------------------------------------------
Basic earnings per share             $  2.53         $  2.40         $  1.81
--------------------------------------------------------------------------------
Diluted earnings per share           $  2.47         $  2.35         $  1.79
--------------------------------------------------------------------------------

Outstanding stock options to purchase common stock with an exercise price greater than the average market price of common stock were 0.7 million, 0.3 million and 1.1 million in fiscal 2001, 2000, and 1999, respectively, and are not included in the calculation of diluted earnings per share.

Note 10: Savings Plans

The Company has a savings plan for salaried employees which qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and other non-qualified savings plans. During fiscal year 1999, hourly employees and sales associates were eligible to participate in the qualified savings plan. All plans feature both employee and employer matching contributions. The expense for matching contributions was $5.3 million, $5.0 million, and $4.9 million for fiscal 2001, 2000, and 1999, respectively.

The Company entered into a rabbi trust agreement in fiscal 2000 to protect the assets of its non-qualified deferred compensation plan ("Plan"). The Plan allows participants to defer amounts in excess of the dollar limitation regulated by the federal government to 401(k) plans. Each participant's account in the Plan is comprised of the participant's contribution, the Company's matching contribution and the Plan's earnings. In accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested", the accounts of the rabbi trust are reported in the Company's financial statements. As such, the Company's consolidated balance sheets at September 29, 2001 and September 30, 2000 reflect the investment in the rabbi trust and the offsetting deferred compensation obligation due to the Company's employees. These amounts are included in current assets and current liabilities, respectively. The deferred compensation plan investments are considered trading securities and as such are reported at fair value with the realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, recorded in operating income.

Note 11: Stock Compensation Plans

The Company maintains several stock based compensation plans relating to stock options and restricted stock awards.

Pro forma information regarding net income and earnings per share, as required by Statement No. 123 "Accounting for Stock-Based Compensation", has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000, and 1999:

                                   September 29,   September 30,   September 25,
                                       2001            2000            1999
--------------------------------------------------------------------------------
Risk free rate of interest             5.0%            6.2%            5.5%
Dividend yield                         0.0%            0.0%            0.0%
Volatility factor                       39%             35%             42%
Expected life of option (years)        4.8             4.9             5.2
--------------------------------------------------------------------------------


The weighted average fair value of options granted was $16.40 in 2001, $10.53 in 2000, and $11.40 in 1999.

                                    Year ended      Year ended      Year ended
(In thousands, except              September 29,   September 30,   September 25,
per share amounts)                     2001            2000            1999
--------------------------------------------------------------------------------
Pro forma net income                 $46,454         $45,367         $35,929
Pro forma diluted
   earnings per share                $  2.27         $  2.20         $  1.65
--------------------------------------------------------------------------------

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the stock options' vesting period ranging from 1 to 4 years. The pro forma effect on net income and related earnings per share may not be representative of future years' impact since the terms and conditions of new grants may vary from the current terms.

                                                                              33
                                                                              --

ADVO, INC. ANNUAL REPORT 2001


Notes to Consolidated Financial Statements

Stock Options The Company's 1998 Incentive Compensation Plan (the "1998 Plan") allows a Committee appointed by the Board of Directors to grant both cash and equity awards including stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards as deemed appropriate to Directors and employees of the Company. The 1998 Plan provides for the granting of both incentive and non-qualified stock options. Currently, the Company has only granted non-qualified stock options which are generally exercisable 25% each year, cumulatively, beginning one year from date of grant. The terms of the options may not exceed ten years, and the option price shall not be less than the fair market value of the common stock on the date of grant. As of September 29, 2001, there were 1.3 million shares available for future grant under the 1998 Plan.

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

Information with respect to the Company's stock option plans is summarized below:

                                                                    Weighted
                                                                    Average
                                                    Shares       Exercise Price
--------------------------------------------------------------------------------
Outstanding at September 26, 1998                 1,841,128          $17.816
Granted                                             813,613           25.110
Cancelled                                          (241,380)          20.511
Exercised                                          (249,872)          11.415
--------------------------------------------------------------------------------
Outstanding at September 25, 1999                 2,163,489           20.997
Granted                                             803,974           26.954
Cancelled                                          (261,735)          22.362
Exercised                                          (564,704)          18.566
--------------------------------------------------------------------------------
Outstanding at September 30, 2000                 2,141,024           23.709
Granted                                             554,123           40.405
Cancelled                                          (257,076)          24.635
Exercised                                          (494,063)          20.717
--------------------------------------------------------------------------------
Outstanding at September 29, 2001                 1,944,008          $29.105
--------------------------------------------------------------------------------


                               OPTIONS OUTSTANDING
--------------------------------------------------------------------------------

                                                  Weighted
                           Outstanding as of       Average           Weighted
Range of                     September 29,        Remaining          Average
Exercise Prices                   2001         Contractual Life   Exercise Price
--------------------------------------------------------------------------------
$ 6.875 - $19.625                244,234             5.6              $14.755
 20.375 -  22.500                419,502             7.6               20.756
 22.625 -  27.063                476,706             7.1               26.117
 27.375 -  40.500                534,411             8.7               38.031
 41.688 -  44.688                269,155             7.6               42.710
--------------------------------------------------------------------------------
                               1,944,008             7.5              $29.105
--------------------------------------------------------------------------------


                               OPTIONS EXERCISABLE
--------------------------------------------------------------------------------

                                               Exercisable as of      Weighted
Range of                                         September 29,        Average
Exercise Prices                                      2001         Exercise Price
--------------------------------------------------------------------------------
$ 6.875 - $19.625                                   211,284            $14.086
 20.375 -  22.500                                   114,613             21.152
 22.625 -  27.063                                   200,281             26.226
 27.375 -  40.500                                    70,174             29.708
 41.688 -  44.688                                    65,544             42.763
--------------------------------------------------------------------------------
                                                    661,896            $23.479
--------------------------------------------------------------------------------

34
--

ADVO, INC. ANNUAL REPORT 2001


Notes to Consolidated Financial Statements

Restricted Stock The Company's 1986 Employee Restricted Stock Plan was merged into the 1998 Plan. In addition, the Company also maintains the 1990 Non-Employee Directors' Restricted Stock Plan ("1990 Non-Employee Plan") which provides for the granting of 125,000 shares of common stock to non-employee directors. These grants of restricted stock generally vest one-third per year over three years.

The Company issued restricted stock grants of 35,425 shares in fiscal 2001, 68,113 shares in fiscal 2000, and 38,000 shares in fiscal 1999. The weighted average grant price of the restricted shares granted during fiscal 2001, 2000, and 1999 was $41.282, $34.418, and $24.816, respectively. The Company cancelled 23,200 restricted shares in fiscal 2001, 11,667 restricted shares in fiscal 2000, and 5,000 restricted shares in fiscal 1999.

The market value of shares at the date of the restricted stock award in excess of cash consideration received is charged to operations over the stock award's restriction period. The compensation cost charged against income over the restriction period was $1.9 million, $1.2 million and $0.9 million for the years ended September 29, 2001, September 30, 2000, and September 25, 1999, respectively. Unamortized deferred compensation was $1.0 million and $2.3 million at September 29, 2001 and September 30, 2000, respectively. There are 44,500 shares available for future grant under the 1990 Non-Employee Plan.

During fiscal 1999, 25,000 restricted stock units were awarded to an employee from the 1998 Plan. These units provide the employee the right to receive stock at the end of a specified deferral period.

Note 12: Income Taxes

The components of the provision for income taxes are as follows:

                                   Year ended      Year ended      Year ended
                                  September 29,   September 30,   September 25,
(In thousands)                        2001            2000            1999
--------------------------------------------------------------------------------
Federal:
Current                             $23,266         $26,549          $22,651
Deferred tax (benefit)                2,467            (765)          (1,852)
--------------------------------------------------------------------------------
Total Federal                        25,733          25,784           20,799
--------------------------------------------------------------------------------
State:
Current                               2,067           3,044            3,477
Deferred tax (benefit)                  511            (157)            (383)
--------------------------------------------------------------------------------
Total State                           2,578           2,887            3,094
--------------------------------------------------------------------------------
Total Provision                     $28,311         $28,671          $23,893
--------------------------------------------------------------------------------

The Company's effective income tax rate differed from the Federal statutory rate due to the following:

                                   Year ended      Year ended      Year ended
                                  September 29,   September 30,   September 25,
                                       2001            2000            1999
--------------------------------------------------------------------------------
Federal statutory rate                 35.0%          35.0%           35.0%
State income taxes,
   net of federal benefit               2.1            2.4             3.2
Other                                  (1.4)          (0.4)           (0.2)
--------------------------------------------------------------------------------
Effective income tax rate              35.7%          37.0%           38.0%
--------------------------------------------------------------------------------

The decrease in the effective rate in fiscal 2001 was primarily due to favorable results of tax audits completed in September 2001.

Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                                 September 29,     September 30,
(In thousands)                                       2001              2000
--------------------------------------------------------------------------------
Deferred income tax assets:
Deferred compensation                              $  7,116          $  7,816
Employee benefits                                     4,592             4,967
Allowance for accounts receivable                     3,933             2,329
Other                                                 4,151             4,410
--------------------------------------------------------------------------------
Total deferred income tax assets                     19,792            19,522
--------------------------------------------------------------------------------
Deferred income tax liabilities:
Property, plant and equipment                       (17,263)          (13,944)
Prepaid assets                                       (1,062)             (921)
--------------------------------------------------------------------------------
Net federal and state deferred
   income tax assets                               $  1,467          $  4,657
--------------------------------------------------------------------------------

ADVO, INC. ANNUAL REPORT 2001


Notes to Consolidated Financial Statements

Note 13: Commitments and Contingencies

ADVO leases property and equipment under noncancellable operating lease agreements which expire at various dates through 2016. The leases generally provide that the Company pay the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 29, 2001 under long-term noncancellable operating leases are as follows:

(In thousands)
--------------------------------------------------------------------------------
Fiscal year:
2002                                                              $14,369
2003                                                               11,469
2004                                                                8,480
2005                                                                6,113
2006                                                                4,790
Thereafter                                                         18,398
--------------------------------------------------------------------------------
Total minimum lease payments                                      $63,619
--------------------------------------------------------------------------------

Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 29, 2001, September 30, 2000, and September 25, 1999 was approximately $19.7 million, $18.7 million, and $18.3 million, respectively.

The Company has various agreements with International Business Machines Corporation ("IBM") Global Services to provide systems development, technical support, a customer support center and server farm management services to the Company. The contracts allow for cancellation after the completion of the second or third year, subject to termination charges ranging from $7.2 million to $0.3 million depending on the year in which the cancellation becomes effective. The agreements also provide for the Company to pay cost of living adjustments due to inflation. Cost of living adjustments for fiscal 2001, 2000 and 1999 totaled approximately $1.3 million, $1.0 million, and $0.7 million, respectively. In addition, the Company may receive additional credits or charges if IBM does not meet or exceed certain baseline utilization assumptions and service level standards.

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

Note 14: Supplemental Cash Flow Information

Cash paid for income taxes was $24.8 million, $27.2 million, and $21.4 million in fiscal 2001, 2000, and 1999, respectively. Cash paid for interest expense in fiscal 2001, 2000, and 1999 was $17.1 million, $14.9 million, and $13.0 million, respectively.

Non-cash investing and financing activities are excluded from the consolidated statements of cash flows and in fiscal 2001 are comprised of a $0.4 million note received by the Company in conjunction with the sale of a business, $5.3 million to record the fair value of interest rate swap agreements in accordance with Statement No. 133 and $3.2 million of realized and unrealized gains and losses from the change in the investment balances of the deferred compensation plan.

Note 15: Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", which prohibits the use of the pooling-of-interests method of accounting for business combinations after June 30, 2001, it defines the methodology to be used in measuring goodwill and other intangible assets and defines certain disclosure requirements for business combinations. The Company has historically accounted for its acquisitions under the purchase method.

On the same date, the FASB also issued Statement No. 142, "Goodwill and Other Intangible Assets". Under Statement No. 142, goodwill will no longer be subject to amortization, but will be subject to annual impairment tests. Additionally, intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

The Company will adopt Statement No. 142 in its first fiscal quarter of 2002. Application of the non-amortization provisions of the Statement is expected to result in a decrease of approximately $1.7 million in amortization of existing goodwill and an increase in net income of $1.1 million or $0.05 per share. In fiscal 2001, goodwill amortization totaled $1.6 million which if excluded from the Company's statement of operations would have resulted in an increase in net income of $1.0 million, or $0.05 per share.

During fiscal 2002, the Company will perform the required impairment tests of goodwill and believes the results of these tests will not materially affect its financial position and results of operations.

ADVO, INC. ANNUAL REPORT 2001


Notes to Consolidated Financial Statements



Note 16: Quarterly Financial Data (Unaudited)

(In millions, except per share data)
Fiscal year ended                  First      Second     Third        Fourth
September 29, 2001                Quarter    Quarter    Quarter(1)   Quarter(2)
--------------------------------------------------------------------------------
Revenues                           $297.5     $271.8     $281.8       $286.1
Gross profit                         84.5       71.4       79.2         80.4
Operating income                     28.5       19.3       24.1         25.2
Net income                           14.9        9.2       12.4         14.4
Basic earnings
     per share                        .75        .46        .61          .71
Diluted earnings
     per share                        .73        .45        .60          .70
Common stock price
   High                             47.19      48.00      39.00        40.55
   Low                              31.50      36.05      30.05        32.70
--------------------------------------------------------------------------------


Fiscal year ended                  First      Second     Third        Fourth
September 30, 2000                Quarter(3) Quarter    Quarter(4)   Quarter
--------------------------------------------------------------------------------
Revenues                           $274.2     $262.4     $295.8       $296.8
Gross profit                         79.2       72.1       88.0         83.5
Operating income                     22.9       18.3       28.2         26.9
Net income                           11.9        8.4       14.7         13.8
Basic earnings
     per share                        .58        .41        .73          .68
Diluted earnings
     per share                        .57        .41        .71          .66
Common stock price
   High                             23.56      28.50      40.94        45.19
   Low                              17.06      21.63      24.50        32.75
--------------------------------------------------------------------------------

(1) Includes a pretax charge of approximately $1.9 million, or $.06 per share, related to a pre-existing contractual agreement with the Company's former President and Chief Operating Officer who is no longer employed by the Company.
(2) Includes a reduction in estimated income tax expense of $1.0 million related to the favorable results of tax audits completed in September 2001.
(3) Includes a pretax charge of $2.2 million, or $.06 per share, related to the expensing of a long-term consulting agreement with the Company's former Chairman and Chief Executive Officer who is no longer providing services to the Company.
(4) Includes a $4.2 million pretax severance charge, or $.13 per share, related to the realignment of the sales and marketing functions and supporting areas.

ADVO, INC. ANNUAL REPORT 2001


Report of Independent Auditors

To the Board of Directors and Stockholders of ADVO, Inc.

We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 29, 2001, and September 30, 2000 and the related consolidated statements of operations, cash flows, and changes in stockholders' equity (deficiency) for each of the three years in the period ended September 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 29, 2001 and September 30, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United States.

                                                  Ernst & Young LLP

Hartford, Connecticut
October 16, 2001


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

October 16, 2001

38
--