Form 10-K, Exhibit 13
period 2002-09-28
ADVO INC
filed 2002-12-12
CIK 801622

ADVO, INC. ANNUAL REPORT 2002

SELECTED FINANCIAL DATA



                                          YEAR ENDED      Year ended      Year ended      Year ended      Year ended
                                         SEPTEMBER 28,   September 29,   September 30,   September 25,   September 26,
(In millions, except per share data)         2002            2001            2000            1999            1998
                                           ---------       ---------       ---------       ---------       ---------
SUMMARY OF OPERATIONS
Revenues                                   $ 1,130.1       $ 1,137.2       $ 1,129.2       $ 1,040.2       $ 1,046.5
Operating income                                80.2            97.0            96.3            77.3            72.1
Net income                                      42.0            51.0            48.8            39.0            35.6
Diluted earnings per share                      2.07            2.47            2.35            1.79            1.55
Weighted average diluted shares                 20.2            20.6            20.8            21.8            23.1


                                     SEPTEMBER 28,     September 29,     September 30,     September 25,     September 26,
(In millions)                             2002             2001             2000              1999              1998
                                        -------          -------          -------           -------           -------
BALANCE SHEET DATA
Cash and cash equivalents               $  12.3          $  17.7          $   6.0           $   9.3           $   8.7
Total assets                              330.1            322.3            289.2             237.3             219.2
Long-term debt                            146.8            173.8            180.0             176.8             167.8
Total debt                                171.0            189.1            190.0             197.1             184.0
Stockholders' equity (deficiency)          36.3              3.0            (40.6)            (66.1)            (74.9)


                             YEAR ENDED       Year ended       Year ended       Year ended      Year ended
                            SEPTEMBER 28,    September 29,    September 30,    September 25,   September 26,
(In millions)                  2002              2001             2000            1999             1998
                              -------          -------          -------          -------          -------
OTHER FINANCIAL DATA
EBITDA(1)                     $ 110.9          $ 126.7          $ 122.4          $ 102.9          $  95.7
Net cash provided by
  operating activities           66.7             67.2             72.7             56.9             48.4

(1) Represents income from operations before interest, taxes, depreciation and amortization ("EBITDA"). Although EBITDA is not a measure of liquidity or performance calculated in accordance with generally accepted accounting principles ("GAAP"), the Company believes that EBITDA is an indicator and measurement of its debt service ability.

ADVO, INC. ANNUAL REPORT 2002

FINANCIAL REPORT

This section should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

FINANCIAL OVERVIEW

The overall sluggish economy, particularly within the advertising sector, made fiscal 2002 a challenging year for ADVO, Inc. (the "Company" or "ADVO"). Despite the negative advertising climate, the Company reported revenues of $1,130.1 million decreasing slightly, 0.6%, from the prior fiscal year. The Company was able to protect profits by maintaining a vigilant focus on costs even though the Company incurred costs associated with strategic initiatives, additional security and organizational realignment charges during fiscal 2002. Overall, the Company reported operating income of $80.2 million in fiscal 2002 versus $97.0 million in fiscal 2001.

ADVO continued to invest in strategic initiatives in fiscal 2002 with additional mailing dates, new rural expansion programs, and partnerships with newspapers. These programs constituted approximately $57.0 million of revenue in fiscal
2002 versus $26.5 million in the prior year.

Throughout fiscal 2002, the Company continued its focus on cash flow management and maintaining a strong financial position. At the end of the fiscal year, the Company had a $12.3 million cash balance, despite cash out-flows for stock purchased under the Company's buyback program, capital expenditures, and investments in acquisitions/joint ventures. In addition, the Company finished fiscal 2002 with a debt balance of $169.3 million associated with its credit facilities, the lowest year-end level in five years and finished with positive stockholders' equity of $36.3 million up from $3.0 million one year ago.

RESULTS OF OPERATIONS

FISCAL 2002 COMPARED TO FISCAL 2001

REVENUES The Company reported revenues of $1,130.1 million for fiscal 2002 compared to $1,137.2 million in fiscal 2001, decreasing 0.6%, or $7.1 million. The revenue change from prior year was due to decreases in volumes offset by shifts in product mix and weights, and pricing gains due in part to the postal rate increases in the prior year. The revenue decline was primarily associated with decreases in shared mail products and brokered print services and decreased revenues from the Company's MailCoups subsidiary. Offsetting these declines were incremental revenues of $30.5 million associated with the Company's strategic initiatives (additional mailing dates, new rural expansion programs and partnerships with newspapers), as well as, a 10.0% increase in the Company's A.N.N.E. (ADVO National Network Extension) brokered distribution program, incremental revenues of approximately $4.0 million associated with the acquisition of the New Jersey Shoppers Guide ("NJ Shopper") in the prior year and revenues of approximately $2.0 million associated with this year's acquisition of ADVO Canada. In June 2002, the Company acquired FACC Corporation based in Toronto, Canada, which has been renamed ADVO Canada.

The Company's key statistics for fiscal 2002 included a 4.7% increase in shared mail packages delivered to 3,368.8 million packages. This increase was primarily attributable to the additional mailings from the second in-home dates. Conversely, these additional mailings contributed to a dilutive effect in shared mail pieces per package, which fell to 7.73 pieces in fiscal 2002, representing a 5.0% decrease from fiscal 2001. The Company's revenue per thousand pieces for fiscal 2002 was $39.56 which remained relatively consistent with $39.44 in fiscal 2001. Total shared mail pieces distributed were 26.1 billion pieces in fiscal 2002 versus 26.2 billion in fiscal 2001.

OPERATING EXPENSES Cost of sales for the year ended September 28, 2002 increased, in absolute terms, $8.5 million compared to the prior year period. This increase was primarily the result of higher distribution and security costs offset partially by lower paper and print costs and branch operating efficiencies. Distribution costs, which consist primarily of postage costs, increased 3.4% from the prior year due to the 4.7% increase in shared mail packages delivered in fiscal 2002 and, to a lesser degree, the postal rate increase in July 2002. The Company continues to strengthen its safety and security efforts, as announced at the beginning of the fiscal year, and as a result, security costs related to operations increased $2.4 million year-over-year. Print costs in fiscal 2002 decreased 7.9% from the prior year due to the volume decline in brokered print services and lower paper prices. Favorable branch operating efficiencies and reduced labor costs also offset the increase in cost of sales.

Cost of sales as a percentage of revenues was 73.5% for fiscal 2002, increasing
1.2 percentage points from fiscal 2001. This increase was primarily the result of less efficient postage utilization directly related to the decline in average pieces per package due to the expected dilutive effect of the second in-home date initiatives, as well as fewer pieces in the Company's core packages. Partially offsetting this were efficiencies in branch operations and favorable print and paper costs.

In fiscal 2002, selling, general and administrative costs ("SG&A costs"), including the provision for bad debts, increased $1.2 million from fiscal 2001. As a percentage of revenue, SG&A costs increased slightly from 19.2% in fiscal 2001 to 19.4% in fiscal 2002.

ADVO, INC. ANNUAL REPORT 2002

FINANCIAL REPORT

SG&A costs in fiscal 2002 included $4.8 million of organizational realignment charges which primarily included severance and relocation costs incurred to strengthen the focus of the Company's sales and marketing organization of which $2.9 million is still payable at September 28, 2002. Incremental security costs in SG&A totaled $3.3 million and contributed to the overall increase in SG&A during fiscal 2002. Offsetting these increases were lower commission expenses and strict cost control measures in effect during the entire fiscal year. In fiscal 2001, SG&A costs included a $1.9 million charge as a result of a pre-existing agreement with the Company's former President and Chief Operating Officer ("COO").

OPERATING INCOME For fiscal 2002 the Company reported operating income of $80.2 million versus $97.0 million in fiscal 2001.

INTEREST EXPENSE Interest expense for fiscal 2002 was $13.2 million, representing a $4.0 million decrease from fiscal 2001. This decrease is attributed to lower market rates of interest and a decrease in the average outstanding debt balance throughout fiscal 2002.

INCOME TAXES The Company's effective tax rate for fiscal 2002 was 36.5% versus 35.7% in fiscal 2001. The effective tax rate in the prior year was lower due to favorable results of tax audits completed at the end of fiscal 2001. The Company expects its effective tax rate to be 37.0% for fiscal 2003.

EARNINGS PER SHARE The Company reported diluted earnings per share of $2.07 in fiscal 2002 compared to $2.47 in fiscal 2001 principally as a result of the Company's decreased earnings. Weighted average common and diluted shares decreased in fiscal 2002 from the prior period primarily due to the Company's buyback program.

FISCAL 2001 COMPARED TO FISCAL 2000

REVENUES Revenues for fiscal 2001 increased $8.0 million, or 0.7%, over fiscal 2000 revenues. The revenue increase was due to pricing gains of approximately $10.0 million and revenues of $20.0 million associated with the Company's acquisitions of Mail Marketing Systems Inc. ("MMSI") and NJ Shopper offset by volume declines primarily related to one less week in fiscal 2001 than fiscal 2000 due to the Company's 52-53 week accounting cycle, which unfavorably affected year-over-year comparisons. Adjusting for one less week, revenues would have increased approximately 3% year-over-year.

The pricing gains resulted in a 2.1% increase in shared mail revenue per thousand pieces, to $39.44 for fiscal 2001 compared to $38.63 for fiscal 2000. This pricing increase was in part the result of the postal rate increases in January and July 2001. Shared mail packages delivered increased to 3,216.4 million packages, up 2.2% in fiscal 2001 over fiscal 2000, as a result of increased mailings and the impact of the new second in-home mailing dates.

The volume declines were also affected by shortfalls against revenue opportunities in the Company's medium-sized local and regional clients in the second and third quarters of fiscal 2001. Overall, fiscal 2001 average pieces per package were 8.14 pieces compared to 8.51 pieces in fiscal 2000. The average pieces per package statistic was unfavorably impacted by the dilutive effect of the Company's second in-home mailings.

Offsetting the volume declines were year-over-year increases from MailCoups, the Company's targeted coupon distributor and the Company's A.N.N.E. brokered distribution program.

OPERATING EXPENSES Cost of sales as a percentage of revenues increased from 71.4% in fiscal 2000 to 72.3% in fiscal 2001 due to underweight postage resulting from the decline in average pieces per package. Cost of sales, in absolute terms, increased $15.3 million over the prior fiscal year. The increase in cost of sales was primarily attributable to higher postage costs that resulted from the postal rate increases. Also contributing to the increase in costs of sales were higher printing and paper costs, distribution costs associated with the increased revenues from A.N.N.E. and MailCoups, and distribution costs related to the operations of MMSI and NJ Shopper. Favorable operating efficiencies in the Company's branch operations have offset, to a degree, the overall increase in cost of sales.

During fiscal 2001, selling, general and administrative expenses (including the provision for bad debts) decreased $8.0 million over the prior fiscal year. As a percentage of revenues, selling, general and administrative expenses were 19.2% in fiscal 2001 and 20.1% in fiscal 2000. The decrease was primarily due to year-over-year changes in general and administrative expenses. In fiscal 2001 and 2000, the Company incurred charges of $1.9 million and $2.2 million, respectively, relating to a pre-existing contractual agreement with the Company's former President and COO and to the expensing of a long-term consulting agreement with the Company's former Chairman and Chief Executive Officer. The absence of $4.2 million of expenses relating to the sales and marketing areas that were incurred in fiscal 2000 also favorably affected general and administrative costs in fiscal 2001. Other factors which contributed to the favorable variance in general and administrative expenses included reductions in spending due to increased fixed cost controls and lower incentive wages in fiscal 2001 when compared to fiscal 2000.

ADVO, INC. ANNUAL REPORT 2002

FINANCIAL REPORT

OPERATING INCOME For fiscal 2001, the Company reported operating income of $97.0 million, a $0.7 million increase over fiscal 2000. Operating income as a percentage of revenues remained constant at 8.5% for both fiscal 2001 and 2000.

INTEREST EXPENSE Interest expense relating to the Company's credit facilities totaled $17.3 million in fiscal 2001 versus $18.6 million in fiscal 2000. The $1.3 million decrease was due to lower market rates of interest and a decrease in the average outstanding debt balance throughout the year.

INCOME TAXES The Company's effective tax rate was 35.7% for fiscal 2001 and 37.0% for fiscal 2000. The decrease in the effective tax rate was due to favorable results of tax audits completed in September 2001.

EARNINGS PER SHARE The Company reported diluted earnings per share of $2.47 for the 2001 fiscal year compared to $2.35 for the 2000 fiscal year. This 5.1% increase year over year was due primarily to the Company's improved earnings.

FINANCIAL POSITION

WORKING CAPITAL The working capital ratio decreased slightly from 1.35 at September 29, 2001 to 1.31 at September 28, 2002. A decrease in current assets of $2.9 million was offset to a degree by an increase in current liabilities of $1.5 million, resulting in a $4.4 million decrease in working capital.

The decrease in current assets was caused mainly by two components, a decrease in cash and cash equivalents offset by an increase in accounts receivable. The change in cash and cash equivalents is attributable to capital spending and treasury stock purchases under the Company's buyback program offset to a degree by cash provided by operating activities. The increase in accounts receivable is primarily due to the revenue growth in the last month of the fiscal year as compared to the same month of the prior year.

The increase in current liabilities was comprised of an increase in the current portion of long-term debt due to scheduled debt payments and an increase in accrued compensation and benefits due to the organizational realignment charges recorded in fiscal 2002. These were offset in part by decreases in accrued other expenses relating to the favorable change in the fair value of the interest rate swap liabilities, and decreases in accounts payable and customer advances due to timing of vendor and customer payments.


PROPERTY, PLANT & EQUIPMENT Acquisitions of property, plant and equipment totaled $37.4 million for the year ended September 28, 2002 as compared to $32.4 million in fiscal 2001. The majority of the capital expenditures in fiscal
2002 was comprised of costs incurred for the development of new computer software for the Company's order fulfillment system and service delivery redesign project. Capital expenditures for fiscal 2002 also included expansion and renovation at certain of the Company's facilities, deployment of computer hardware and upgrades to existing software applications.

The Company's fiscal 2003 capital plan estimates expenditures to be approximately $40.0 million. Cash provided by operating activities has been sufficient to cover the financing of these capital expenditures and is expected to cover future capital expenditures.


STOCKHOLDERS' EQUITY Stockholders' equity was $36.3 million at September 28, 2002 representing a $33.4 million increase from the end of the prior fiscal year. This increase was primarily attributable to net income of $42.0 million, $5.8 million associated with employee stock plan activity and related tax benefits, amortization of deferred compensation of $1.3 million and a positive $4.2 million change in the fair value of derivative instruments since the beginning of the prior fiscal year. These increases were offset by $19.9 million of common stock purchased by the Company.

The treasury stock purchases of $19.9 million during fiscal 2002 were comprised of $17.3 million, or 0.5 million shares, of purchases made on the open market in connection with the Company's buyback program and $2.6 million, or 0.1 million shares, in elections made by employees to satisfy tax withholding requirements under the Company's stock plans. The average stock price for shares purchased under the buyback program in fiscal 2002 and 2001 was $35.36 and $34.67, respectively. As of September 28, 2002, the Company had 0.2 million shares remaining to be purchased under its buyback program.


LIQUIDITY AND CAPITAL RESOURCES Cash flow generated from operating activities is the Company's primary source for funding working capital, capital investments and other operating requirements. The Company also has available commitments under its credit agreement which may be used to fund operating activities.

ADVO, INC. ANNUAL REPORT 2002

FINANCIAL REPORT

Overall, cash and cash equivalents decreased $5.4 million from fiscal 2001 to 2002. Cash in-flows from operating activities totaled $66.7 million, while cash out-flows for investing and financing activities totaled $37.5 million and $34.6 million, respectively.

Cash provided by operating activities for fiscal 2002 decreased $0.5 million from the prior fiscal year. The year-over-year decrease was the result of the Company's decreased earnings offset by the change in accrued compensation and benefits and customer advances detailed under the "Working Capital" section. Cash provided by operating activities was $67.2 million during fiscal 2001, a decrease of $5.5 million from fiscal 2000. This reflected decreases in accounts payable, accrued compensation and benefits, and federal and state income taxes payable offset by an increase in net income of $2.2 million and increases in accounts receivable.

Net cash used by investing activities was $37.5 million in fiscal 2002 and was comprised mainly of capital expenditures of $37.4 million detailed above in the "Property, Plant and Equipment" section and $1.5 million primarily for the Company's acquisition of ADVO Canada and an investment in a newspaper alliance. In fiscal 2001, net cash used for investing activities was $46.4 million and was comprised primarily of $32.4 million for capital expenditures and $14.7 million for the acquisitions of MMSI, NJ Shopper and an investment in another newspaper alliance.

The Company's acquisitions have been recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of operations from the acquisition dates. The acquired assets have been recorded at their estimated fair values. The acquisitions did not have a material pro forma effect on operations for the periods prior to the acquisitions. The Company's investments in affiliated companies, such as the investments in newspaper alliances, which are not "majority owned" and not controlled are accounted for under the equity method.

Net cash used for financing activities in fiscal 2002 was $34.6 million, increasing $25.6 million from 2001 financing activities. The year-over-year increase was primarily attributed to a $6.4 million increase in treasury stock purchases, and an $11.3 million increase in scheduled principal payments on the term loan. A payment of $2.4 million on a note payable associated with the acquisition of MMSI was made in fiscal 2002 increasing cash used for financing activities. Conversely, the initial obligation on the note of $4.1 million in fiscal 2001 resulted in a source of cash used for financing activities.

The Company's contractual obligations are as follows:

                                                Total Outstanding         Operating
(In millions)                                       Facilities             Leases

Less than one year                                    $ 22.5               $ 16.7
One to three years                                     146.8                 31.4
Four to five years                                        --                 13.3
After five years                                          --                 20.1
                                                      ------               ------
Total                                                 $169.3               $ 81.5
                                                      ------               ------


The Company's long-term debt obligations are discussed below in the "Financing Arrangements" section. The Company leases property in its normal business operations under noncancellable operating leases. Certain of these leases contain renewal options and certain leases also provide for cost escalation payments.

The Company has various agreements with International Business Machines Corporation ("IBM") Global Services to provide systems development, technical support, a customer support center and server farm management services to the Company. The noncancellable portions of these contracts have lapsed, allowing the Company the option to cancel these contracts subject to termination charges ranging from $9.7 million in fiscal 2003 to $1.7 million in fiscal 2006, depending on the year in which the cancellation becomes effective.

The Company has agreements with various paper suppliers to assure the continuity of supply as well as supply of proper paper grades. Approximately 70% of the Company's paper requirements are covered by these agreements. The Company has negotiated prices that are tied to a published paper price index. These arrangements expire at various dates through October 21, 2005.

The Company has outstanding letters of credit of approximately $7.5 million under separate agreements expiring in April 2003, primarily relating to its workers' compensation program.

The Company anticipates it will be able to meet the commitments detailed above through funds generated from operations or from available credit under its revolving line of credit.


FINANCING ARRANGEMENTS The Company has credit facilities consisting of a $135 million term loan and a $165 million revolving line of credit (the "Credit Agreement"). The term loan's scheduled payments commenced in March 2002 and will end at maturity in December 2005. The entire amount of the revolving line of credit remains available until the Credit Agreement matures in December 2005.

ADVO, INC. ANNUAL REPORT 2002

FINANCIAL REPORT

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

The Company pays fees on the unused commitments under the Credit Agreement at a rate ranging from 0.30% to 0.50% depending on the Company's total debt ratio, as defined.

In connection with the Credit Agreement, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three-month LIBOR rates exceeding 8.0% per annum until December 9, 2002 as to a notional principal amount of at least $100 million. Additional amounts are required in the event additional funding is raised in the future.

The Company entered into four separate interest rate swap agreements with notional amounts totaling $100 million and with the interest rates fixed at approximately 7.2% or 7.3%. The interest rate swap agreements convert a portion of its floating rate debt to a fixed rate basis. Due to the lower market rates of interest in fiscal 2002 and 2001 the interest rate swap agreements increased interest expense by $5.2 million and $1.5 million, respectively. The interest rate swap agreements had an immaterial effect on interest expense in fiscal 2000. In accordance with Statement of Financial Accounting Standards ("Statement") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement Nos. 137 and 138, the fair value of the interest rate swap agreements at September 28, 2002 was a liability of $1.1 million, a decrease of $4.2 million from September 29, 2001 and is reflected in accumulated other comprehensive loss.

At September 28, 2002 there was $169.3 million of debt outstanding associated with its credit facilities, with $22.5 million classified as current. The Company anticipates meeting its current and long-term debt obligations through funds generated from operations.

Available commitments under the Credit Agreement totaled $112.0 million as of September 28, 2002. Subsequent to year-end, the Company had additional net borrowings of $15 million through fiscal month end November 2002.

CRITICAL ACCOUNTING POLICIES

Critical accounting polices are defined as those that are most important to the portrayal of a company's financial condition and results of operations and which require complex or subjective judgements or estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates under different assumptions and conditions. The Company has determined its critical accounting polices to include the allowance for doubtful accounts and the valuation of goodwill and intangible assets.

ALLOWANCE FOR DOUBTFUL ACCOUNTS The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectibility of its receivables on an ongoing basis taking into account a combination of factors. On a monthly basis, the Company conducts meetings to identify and review potential problems, such as a bankruptcy filing or deterioration in the customer's financial condition, to ensure the Company is adequately accrued for potential loss. The Company also calculates a trended write-off of bad debts over a rolling twelve-month period and takes into account aging categories and historical trends. If a customer's situation changes, such as bankruptcy or creditworthiness, or there is a change in the current economic climate, the Company may modify its estimate of the allowance for doubtful accounts.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS Goodwill represents the excess purchase price over the fair value of net assets acquired in connection with purchase business combinations. With the adoption of Statement No. 142, the Company ceased amortization of goodwill, but is now subject to an annual impairment test as discussed under the "New Accounting Pronouncements" section. The Company's goodwill impairment test was performed by comparing the net present value of projected cash flows to the carrying value of goodwill. The Company utilized discount rates determined by management to be similar with the level of

ADVO, INC. ANNUAL REPORT 2002

FINANCIAL REPORT

risk in the current business model. The Company has determined that no impairment of goodwill exists. If the assumptions the Company made regarding estimated cash flows, such as future operating performance and other factors used to determine the fair value, are less favorable than expected, the Company may be required to record an impairment charge.

MARKET RISK

The Company's interest expense is sensitive to changes in interest rates. In this regard, changes in interest rates affect the interest paid on its debt. To mitigate the impact of interest rate fluctuations, the Company has historically maintained interest rate swap agreements on notional amounts totaling $100 million, which is currently over 50% of its outstanding debt balance. However, the interest rate swap agreements currently in existence expire on December 9, 2002 which has resulted in the Company actively analyzing its interest rate strategies. (See Financing Arrangements).

If interest rates should change by 2% in fiscal 2003 from those rates in effect at September 28, 2002, assuming no change in the outstanding debt balance and considering the effects of the Company's interest rate swap agreements, interest expense would increase/decrease by approximately $2.9 million. These amounts are determined by considering the hypothetical interest rates on the Company's borrowings and interest rate swap agreements. The sensitivity analysis also assumes no changes in the Company's financial structure.

NEW ACCOUNTING PRONOUNCEMENTS

Effective October 1, 2001, the Company adopted Statement No. 142, "Goodwill and Other Intangible Assets". Under Statement No. 142, goodwill and intangible assets that have indefinite useful lives are no longer subject to amortization. Accordingly, the Company ceased amortization of all goodwill upon adoption. Intangible assets that have a finite life continue to be amortized over their useful lives. Operating income was $80.2 million and $97.0 million for fiscal 2002 and 2001, respectively. Had the Company applied the non-amortization provisions of Statement No. 142 in fiscal 2001, operating income would have been $98.6 million. See the discussion in Note 4 of the "Notes to Consolidated Financial Statements" of this report for a further discussion of the impact of Statement No. 142 to the Company.

Statement No. 142 also requires that goodwill be tested for impairment at least annually. Impairment exists when the carrying amount of goodwill exceeds its fair market value. The Company performed the impairment tests upon the adoption of Statement No. 142 on October 1, 2001 and plans to continue this impairment test in the first quarter of each fiscal year. Fair value was determined using the discounted cash flow methodology. The Company has determined that no impairment of goodwill exists. Additional evaluations of goodwill will be performed in future periods should any circumstances arise that would indicate that the carrying value of goodwill might be impaired. Impairment adjustments recognized after adoption, if any, are required to be recognized as operating expenses.

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and for the disposal of a segment of a business. The Company expects to adopt Statement No. 144 in fiscal 2003 and does not expect such adoption to have a material effect on the Company's financial position or results of operations.

Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Associated with a Restructuring)" and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when management commits to an exit plan. Such liabilities should be recorded based on their fair value, as defined. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company will evaluate the impact of adoption if and when such activities occur.

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

ADVO, INC. ANNUAL REPORT 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

                                            YEAR ENDED      Year ended        Year ended
                                           SEPTEMBER 28,   September 29,     September 30,
(In thousands, except per share data)          2002             2001             2000
                                            ----------       ----------       ----------

Revenues                                    $1,130,113       $1,137,196       $1,129,187
Costs and expenses:
  Cost of sales                                830,173          821,675          806,362
  Selling, general and administrative          211,651          211,297          218,293
  Provision for bad debts                        8,086            7,202            8,245
                                            ----------       ----------       ----------

Operating income                                80,203           97,022           96,287
Interest expense                                13,238           17,282           18,583
Other expense, net                                 810              437              213
                                            ----------       ----------       ----------

Income before income taxes                      66,155           79,303           77,491
Provision for income taxes                      24,147           28,311           28,671
                                            ----------       ----------       ----------

Net income                                  $   42,008       $   50,992       $   48,820
                                            ----------       ----------       ----------

Earnings per share:
  Basic earnings per share                  $     2.11       $     2.53       $     2.40
  Diluted earnings per share                $     2.07       $     2.47       $     2.35
                                            ----------       ----------       ----------

Weighted average common shares                  19,935           20,176           20,349
Weighted average diluted shares                 20,247           20,625           20,778
                                            ----------       ----------       ----------


See accompanying Notes to Consolidated Financial Statements.

ADVO, INC. ANNUAL REPORT 2002

CONSOLIDATED BALANCE SHEETS

                                                                              SEPTEMBER 28,    September 29,
(In thousands, except share data)                                                 2002             2001
                                                                                ---------        ---------
ASSETS
Current assets:
  Cash and cash equivalents                                                     $  12,281        $  17,728
  Accounts receivable, less allowances of $7,164 in 2002 and $6,085 in 2001       120,600          119,388
  Inventories                                                                       2,415            2,840
  Prepaid expenses and other current assets                                         7,140            7,282
  Deferred income taxes                                                            13,189           11,319
                                                                                ---------        ---------

    Total Current Assets                                                          155,625          158,557
Property, plant and equipment -- net                                              128,388          120,481
Investment in deferred compensation plan                                           10,311           11,493
Goodwill                                                                           22,124           21,525
Other assets                                                                       13,661           10,264
                                                                                ---------        ---------

    Total Assets                                                                $ 330,109        $ 322,320
                                                                                ---------        ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                                             $  22,500        $  11,250
  Note payable -- short-term                                                        1,715            2,390
  Accounts payable                                                                 32,923           37,759
  Accrued compensation and benefits                                                24,798           21,531
  Customer advances                                                                 7,142           11,673
  Federal and state income taxes payable                                            5,106            5,183
  Accrued other expenses                                                           24,879           27,822
                                                                                ---------        ---------

    Total Current Liabilities                                                     119,063          117,608
Long-term debt                                                                    146,750          173,750
Note payable -- long-term                                                              --            1,715
Deferred income taxes                                                              12,770            9,852
Deferred compensation plan                                                         10,311           11,493
Other liabilities                                                                   4,885            4,949
Stockholders' equity
  Series A Convertible Preferred Stock, $.01 par value
    (Authorized 5,000,000 shares, none issued)                                         --               --
  Common Stock, $.01 par value (Authorized 40,000,000 shares,
    Issued 30,594,410 in 2002 and 30,317,994 in 2001)                                 306              303
  Additional paid-in capital                                                      204,291          197,222
  Accumulated earnings                                                             61,329           19,321
  Less shares of common stock held in treasury at cost,
    10,753,890 in 2002 and 10,198,431 in 2001                                    (228,473)        (208,620)
  Accumulated other comprehensive (loss)                                           (1,123)          (5,273)
                                                                                ---------        ---------

    Total Stockholders' Equity                                                     36,330            2,953
                                                                                ---------        ---------

    Total Liabilities and Stockholders' Equity                                  $ 330,109        $ 322,320
                                                                                ---------        ---------


See accompanying Notes to Consolidated Financial Statements.

ADVO, INC. ANNUAL REPORT 2002

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED      Year ended      Year ended
                                                               SEPTEMBER 28,   September 29,   September 30,
(In thousands)                                                     2002            2001            2000
                                                                 --------        --------        --------
Cash flows from operating activities:
  Net income                                                     $ 42,008        $ 50,992        $ 48,820
Adjustments to reconcile net income to
    net cash flows from operating activities:
  Depreciation                                                     29,080          25,794          23,484
  Amortization                                                      2,631           4,834           3,663
  Deferred income taxes                                             1,048           2,978            (922)
  Provision for bad debts                                           8,086           7,202           8,245
  Other                                                              (173)            250             769
Change in operating assets and liabilities,
    net of effects of acquisitions:
  Accounts receivable                                              (8,764)        (10,488)        (30,419)
  Inventories                                                         779             185           1,014
  Prepaid expenses and other current assets                           250            (900)           (778)
  Investment in deferred compensation plan                           (149)           (155)           (367)
  Other assets                                                     (4,580)            324          (1,401)
  Accounts payable                                                 (5,409)         (6,454)          1,152
  Accrued compensation and benefits                                 3,215          (6,129)          3,809
  Deferred compensation plan                                          149             155             367
  Customer advances                                                (4,968)          1,373           5,724
  Federal and state income taxes payable                            2,365              39           2,792
  Other liabilities                                                 1,154          (2,775)          6,732
                                                                 --------        --------        --------

    Net cash provided by operating activities                      66,722          67,225          72,684
                                                                 --------        --------        --------

Cash flows from investing activities:
  Acquisitions, net of cash acquired                               (1,457)        (14,676)         (1,250)
  Expenditures for property, plant and equipment                  (37,387)        (32,360)        (38,287)
  Proceeds from disposals of property, plant and equipment            648             618             698
  Distributions from equity affiliates                                303              --              --
  Proceeds from sale of business                                      378              --              --
                                                                 --------        --------        --------

    Net cash used by investing activities                         (37,515)        (46,418)        (38,839)
                                                                 --------        --------        --------

Cash flows from financing activities:
  Proceeds on term loan                                                --              --          30,725
  Payments on term loan                                           (11,250)             --              --
  Revolving line of credit -- net                                  (4,500)         (5,000)        (37,791)
  Note payable                                                     (2,391)          4,105              --
  Payment of debt issue costs                                          --              --          (2,290)
  Proceeds from exercise of stock options                           3,355           5,271           4,452
  Purchases of common stock for treasury                          (19,853)        (13,458)        (32,279)
                                                                 --------        --------        --------

    Net cash used by financing activities                         (34,639)         (9,082)        (37,183)

Effect of exchange rate changes on cash
  and cash equivalents                                                (15)             --              --

(Decrease) increase in cash and cash equivalents                   (5,447)         11,725          (3,338)
Cash and cash equivalents at beginning of year                     17,728           6,003           9,341
                                                                 --------        --------        --------

Cash and cash equivalents at end of year                         $ 12,281        $ 17,728        $  6,003
                                                                 --------        --------        --------


See accompanying Notes to Consolidated Financial Statements.

ADVO, INC. ANNUAL REPORT 2002

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                                                       Accumulated        Total
                                                                            Additional   Accumulated      other        stockholders'
                                     Common stock       Treasury stock        paid-in     earnings     comprehensive      equity
(In thousands)                      Shares  Amount     Shares     Amount      capital     (deficit)       (loss)       (deficiency)
                                    ------  ------     ------     ------      -------     ---------       ------       ------------
Balance--
September 25, 1999                  29,471   $295     (8,675)   $(162,908)   $177,027     $(80,491)           --         $(66,077)
Net Income                                                                                   48,820                         48,820
Purchases of common
    stock for treasury                                (1,147)     (32,279)                                                (32,279)
Cancellation of
    restricted stock                  (11)                                                                                      --
Grants of restricted stock              68                                          6                                            6
Exercise of stock options              381      4                       38      4,410                                        4,452
Tax effect -- employee
    stock plans                                                                 3,287                                        3,287
Amortization of deferred
    compensation                                                                1,219                                        1,219
                                    ------   ----    -------    ---------    --------      --------      -------          --------
Balance--
September 30, 2000                  29,909   $299     (9,822)   $(195,149)   $185,949     $(31,671)           --         $(40,572)
Components of
    comprehensive
    income (loss):
Net Income                                                                                   50,992                         50,992
Unrealized loss on
    derivative instruments                                                                                (5,273)          (5,273)
                                                                                                                          -------
Total comprehensive
    income                                                                                                                  45,719
Purchases of common
    stock for treasury                                  (376)     (13,458)                                                (13,458)
Cancellation of
    restricted stock                  (23)                                                                                      --
Grants of restricted stock              60      1                                  16                                           17
Exercise of stock options              372      3                     (13)      5,281                                        5,271
Tax effect -- employee
    stock plans                                                                 4,109                                        4,109
Amortization of deferred
compensation                                                                    1,867                                        1,867
                                    ------   ----    -------    ---------    --------      --------      -------          --------
Balance--
September 29, 2001                  30,318   $303    (10,198)   $(208,620)   $197,222      $ 19,321      $(5,273)          $ 2,953
Components of
    comprehensive
    income(loss):
Net Income                                                                                   42,008                         42,008
Unrealized gain on
    derivative instruments                                                                                  4,183            4,183
Cumulative translation
    adjustment                                                                                               (33)             (33)
                                                                                                                          -------
Total comprehensive
    income                                                                                                                  46,158
Purchases of common
    stock for treasury                                  (556)     (19,853)                                                (19,853)
Grants of restricted stock              31                                                                                      --
Exercise of stock options              245      3                               3,352                                        3,355
    Tax effect -- employee
    stock plans                                                                 2,441                                        2,441
Amortization of deferred
compensation                                                                    1,276                                        1,276
                                    ------   ----    -------    ---------    --------      --------      -------          --------
BALANCE --
SEPTEMBER 28, 2002                  30,594   $306    (10,754)   $(228,473)   $204,291      $ 61,329      $(1,123)         $ 36,330
                                    ------   ----    -------    ---------    --------      --------      -------          --------


See accompanying Notes to Consolidated Financial Statements.

ADVO, INC. ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BUSINESS

ORGANIZATION ADVO, Inc. ("ADVO" or the "Company") is a full service targeted direct mail marketing services company which operates principally under one segment and is primarily engaged in soliciting and processing printed advertising from retailers, manufacturers and service companies for targeted distribution by both shared and solo mail to consumer households in the United States and Canada on a national, regional and local basis. Founded in 1929 as a hand delivery company, ADVO entered the direct mail industry as a solo mailer in 1946 and began its shared mail program in 1980. The Company currently is the largest commercial user of standard mail (formerly third-class mail) in the United States.

ADVO's direct mail products and services include shared mail and solo mail. ADVO also provides ancillary services in conjunction with its direct mail programs. The Company's predominant source of revenue is from its shared mail programs. In these programs, the advertisements of several advertisers are combined in a single mail package. This offers the features of penetration and targeted marketing at a significant cost reduction when compared to mailing on an individual or solo mail basis. The Company's client base consists principally of national and local grocers, quick serve restaurants, drug stores, discount and department stores, auto service and home improvement centers. The Company's consumer web-site, ShopWise.com, allows retailers to electronically target promotions and values to subscribers.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of ADVO and its subsidiaries. All significant intercompany transactions and balances among ADVO and its subsidiaries have been eliminated. Certain reclassifications have been made in the fiscal 2001 and 2000 financial statements to conform with the fiscal 2002 presentation. ADVO's fiscal year closing date is the last Saturday in September. The fiscal year includes operations for a 52-week period in 2002 and 2001 and a 53-week period in 2000.

The Company's investments in affiliated companies which are not "majority owned" and not controlled are accounted for under the equity method. The carrying value of such investments was $0.7 million at September 28, 2002.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include highly liquid investment instruments with original maturities of three months or less when purchased. These investments are valued at cost, which approximates fair value.

INVENTORIES Inventories, which consist of raw materials, finished goods and spare parts, are valued at the lower of cost (first-in, first-out method) or market.

LONG-LIVED ASSETS Property, plant and equipment are recorded at cost and include amounts associated with the development of software for internal use. Depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the respective assets (ranging from 3 to 35 years) or over the terms of the related leases for leasehold improvements. The Company continually monitors its property, plant and equipment assets for impairment. In determining whether any impairment losses have occurred, the Company evaluates the expected cash flows, on an undiscounted basis, of the underlying assets.

GOODWILL AND OTHER INTANGIBLES Effective October 1, 2001, the Company adopted Statement No. 142, "Goodwill and Other Intangible Assets". Under Statement of Financial Accounting Standards ("Statement") No. 142, goodwill and intangible assets that have indefinite useful lives are no longer subject to amortization. Accordingly, the Company ceased amortization of all goodwill upon adoption. Intangible assets that have a finite life continue to be amortized over their useful lives. Prior to adoption of Statement No. 142, the Company amortized goodwill and other intangible assets over their estimated useful lives.

Statement No. 142 also requires that goodwill be tested for impairment at least annually. Impairment exists when the carrying amount of goodwill exceeds its fair market value. The Company performed the impairment tests upon the adoption of Statement No. 142 on October 1, 2001 and plans to continue impairment tests in the first quarter of each fiscal year. Fair value was determined using the discounted cash flow methodology. The Company has determined that no impairment of goodwill exists.

REVENUES Revenues are recognized when services are rendered and are presented in the financial statements net of sales allowances and adjustments. The Company's services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and accepted by the United States Postal Service.

DERIVATIVE INSTRUMENTS The Company enters into interest rate swap agreements to modify the interest characteristics of a portion of its outstanding debt. These agreements involve the exchange of amounts based on the London Interbank Offered Rate ("LIBOR") for amounts based on a fixed interest rate over the life of the agreement, without an

ADVO, INC. ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense. The related amount payable or receivable from counter parties is included in accrued other expenses.

Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement Nos. 137 and 138, requires companies to recognize all derivatives on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income until the hedge item is recognized in earnings. The Company's interest rate swap agreements are considered `effective' under Statement No. 133 and, as a result, changes in fair value of the agreements are recorded in current assets or liabilities with the offset amount recorded to accumulated other comprehensive income (loss) in stockholders' equity.

STOCK-BASED COMPENSATION The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock plans. Accordingly, no compensation cost is recognized for stock-based compensation unless the quoted market price of the stock at the grant date is in excess of the amount the employee must pay to acquire the stock.

INCOME TAXES Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which differences are expected to reverse.

EARNINGS PER SHARE Basic earnings per share exclude common stock equivalents, such as stock options, and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that would occur if common stock equivalents, such as stock options, were exercised.

FOREIGN CURRENCY TRANSLATION The functional currency for the Company's Canadian operation is the Canadian dollar. As such, assets and liabilities are translated into United States dollars at month-end exchange rates. Income and expenses are translated into United States dollars at average rates of exchange for the reporting period. The resulting translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in a separate component of stockholders' equity.

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

NOTE 3:  ACQUISITIONS

During the past three years, the Company has acquired several businesses, all of which were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of operations from the acquisition dates. The acquired assets have been recorded at their estimated fair values. The acquisitions did not have a material pro forma effect on operations for the periods prior to the acquisitions.

In June 2002, the Company paid cash of $0.7 million to acquire FACC Corporation ("FACC") which is based in Toronto, Canada. FACC includes both FACC and Breezeway Communications, Inc. and is an innovator in both targeting and distribution of in-home print advertising in Canada. FACC was renamed ADVO Canada. The purchase price was allocated to the fair value of assets acquired totaling $1.2 million and liabilities assumed of $1.0 million and resulted in goodwill of $0.5 million which is expected to be deductible for tax purposes. Under the terms of the purchase agreement with FACC, the Company may be required to pay certain contingencies if certain future earnings objectives are achieved.

In May 2002, the Company acquired a franchise operation directly from the franchisee of the Company's MailCoups subsidiary for $0.2 million, which was subsequently sold in the last month of the fiscal year to an unrelated third party for an amount which approximates book value.

In November 2000, the Company acquired Mail Marketing Systems, Inc. ("MMSI"), a privately held direct mail advertising company, for approximately $7.3 million, net of $1.7 million cash acquired. The purchase price was comprised

ADVO, INC. ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of a $5.0 million cash payment and a $4.0 million note. In addition, during the second quarter of fiscal 2001, the Company paid an additional $1.0 million to MMSI for contingent consideration in connection with the acquisition. The total purchase price was allocated to the fair value of assets acquired totaling $4.5 million, and liabilities assumed of $2.3 million, and resulted in goodwill of $7.8 million.

In April 2001, the Company acquired the New Jersey Shoppers Guide, a weekly direct mail shopper which is distributed in Southern New Jersey, for approximately $4.9 million. The purchase price was allocated to the fair value of the assets acquired totaling $0.9 million and liabilities assumed of $0.2 million and resulted in goodwill of $4.2 million.

During fiscal 2002 and 2001, the Company invested approximately $0.5 million and $1.4 million, respectively, in several joint ventures, newspaper alliances and an Internet initiative.

During fiscal 2000, the Company made certain acquisitions aimed at expanding its operations for a total purchase price of $1.3 million.

NOTE 4:  GOODWILL AND OTHER INTANGIBLES

The following table reflects actual results of operations for the fiscal year ended September 28, 2002 and pro-forma results of operations for the fiscal year ended September 29, 2001 had the Company applied the non-amortization provisions of Statement No. 142 in that period:

                                             YEAR ENDED     Year ended
                                            SEPTEMBER 28,  September 29,
(In thousands, except per share data)           2002             2001
                                             ----------       ----------

Reported net income                          $   42,008       $   50,992
Add: Goodwill amortization, net of tax               --            1,025
                                             ----------       ----------
Adjusted net income                          $   42,008       $   52,017
                                             ----------       ----------
Reported basic earnings per share            $     2.11       $     2.53
Add: Goodwill amortization, net of tax               --              .05
                                             ----------       ----------
Adjusted basic earnings per share            $     2.11       $     2.58
                                             ----------       ----------
Reported diluted earnings per share          $     2.07       $     2.47
Add: Goodwill amortization, net of tax               --              .05
                                             ----------       ----------
Adjusted diluted earnings per share          $     2.07       $     2.52
                                             ----------       ----------

Intangible assets that continue to be subject to amortization are included in other assets and consist primarily of customer based intangibles with a net carrying value of $0.4 million and $0.7 million at September 28, 2002 and September 29, 2001, respectively.

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of property, plant and equipment and accumulated depreciation and amortization are as follows:

                                              SEPTEMBER 28,  September 29,
(In thousands)                                   2002           2001
                                               --------       --------

Land, building and building improvements       $ 17,282       $ 14,727
Leasehold improvements                           23,998         21,166
Machinery and equipment                         104,439        103,729
Furniture and fixtures                           19,495         19,164
Computer hardware                                17,409         18,194
Computer software and software
  development costs                              72,293         58,929
Construction in progress                         21,385         11,027
                                               --------       --------
Total                                           276,301        246,936
Less accumulated depreciation
  and amortization                              147,913        126,455
                                               --------       --------
Property, plant and equipment -- net           $128,388       $120,481
                                               --------       --------


NOTE 6: ACCRUED COMPENSATION AND BENEFITS

The composition of accrued compensation and benefits is as follows:

                                             SEPTEMBER 28,  September 29,
(In thousands)                                   2002          2001
                                               -------       -------

Employee compensation                          $ 8,824       $ 9,006
Workers' compensation                            6,931         6,880
Employee withholdings and other benefits         9,043         5,645
                                               -------       -------
Total                                          $24,798       $21,531
                                               -------       -------


During the year, the Company incurred $4.8 million of organizational realignment charges primarily for severance and relocation costs, included in employee withholdings and other benefits, of which $2.9 million is still payable at September 28, 2002 and is expected to be paid in the next fiscal year.

NOTE 7:  FINANCING ARRANGEMENTS

The Company has credit facilities (the "Credit Agreement") consisting of a $135 million term loan and a $165 million revolving line of credit. The term loan's scheduled payments commenced in March 2002 and will end at maturity in December 2005. The entire amount of the revolving line of credit remains available until the Credit Agreement matures in December 2005. Mandatory repayments of debt in defined amounts are required in the event of certain transactions including the sale of certain assets. The Company and its subsidiaries have pledged all of their assets as collateral under the Credit Agreement.

The debt bears interest at either the LIBOR or at the bank's "base rate," whichever the Company chooses for each tranche due at various maturity dates, plus an "applicable margin" (based on certain financial ratios). The applicable

ADVO, INC. ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

margin for fiscal 2002 and 2001 ranged from 1.125% to 2.00% on the LIBOR rate and 0.125% to 1.00% on the base rate. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

The outstanding facilities' balance and related interest rates inclusive of applicable margins are as follows:

                            LIBOR         Base Rate       Total
AS OF SEPTEMBER 28, 2002   Interest        Interest     Outstanding
(In thousands)               (a)             5.00%      Facilities
                           ---------       --------      ---------
Term loan                  $ 120,000       $  3,750      $ 123,750
Revolving line of credit      30,500         15,000         45,500
                           ---------       --------      ---------
                           $ 150,500       $ 18,750        169,250
                           ---------       --------      ---------
Less: current portion                                       22,500
                                                         ---------
                                                         $ 146,750
                                                         ---------

                             LIBOR        Base Rate       Total
As of September 29, 2001   Interest        Interest    Outstanding
(In thousands)               (a)             6.25%      Facilities
                           ---------       --------      ---------
Term loan                  $ 135,000       $    --      $ 135,000
Revolving line of credit      46,000         4,000         50,000
                           ---------       --------      ---------
                           $ 181,000       $ 4,000        185,000
                           ---------       --------      ---------
Less: current portion                                      11,250
                                                         ---------
                                                        $ 173,750
                                                         ---------

(a) The revolving line of credit bears a one-month LIBOR rate of 3.07% and 4.83% and the term loan bears a three-month LIBOR rate of 3.06% and 5.08%, at September 28, 2002 and September 29, 2001, respectively.


Total maturities of long-term debt which mature in December 2005, are as follows:

(In thousands)

Fiscal year:
2003                                   $  22,500
2004                                      36,250
2005                                      51,250
2006                                      59,250
                                       ---------
Total maturities                       $ 169,250
                                       ---------

The revolving line of credit has been classified as long-term since management has the intent and ability to maintain the September 28, 2002 outstanding balance throughout fiscal 2003.

The Company is required to maintain certain financial ratios under the Credit Agreement. In addition, the Credit Agreement places restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional borrowings.

In connection with the Credit Agreement, the Company is required to maintain Interest Rate Protection Agreements to protect itself against three-month LIBOR rates exceeding 8.0% per annum until December 9, 2002 as to a notional principal amount of at least $100 million. Additional amounts are required in the event additional funding is raised in the future. The Company entered into four interest rate swap agreements to convert a portion of its floating rate debt to a fixed rate basis. The floating rate, which is the Company's three month LIBOR rate, ranged from 1.8% to 3.8% during fiscal 2002. These agreements, with notional amounts totaling $100 million, are summarized as follows:

                      Fixed Rate        Variable Rate     Maturity
Notional Amount         (Pay)             (Receive)         Date
---------------         -----             ---------         ----

$30 million             7.33%           3 month LIBOR     12/09/02
$30 million             7.28%           3 month LIBOR     12/09/02
$20 million             7.19%           3 month LIBOR     12/09/02
$20 million             7.17%           3 month LIBOR     12/09/02

The fair value of the swap agreements was a liability of $1.1 million and $5.3 million at September 28, 2002 and September 29, 2001, respectively. Due to the decline of interest rates in the general market, the interest rate swap agreements increased interest expense by $5.2 million in fiscal 2002 and $1.5 million in fiscal 2001. The interest rate swap agreements had an immaterial effect on interest expense in fiscal 2000.

The Company pays fees on the unused commitments at a rate ranging from 0.30% to 0.50% depending on the Company's total debt ratio, as defined. As of September 28, 2002, $112.0 million of the revolver was available for future borrowings.

The Company capitalized $2.3 million of debt issue costs during fiscal 2000 in connection with the renegotiated Credit Agreement. In addition, the Company previously capitalized $6.8 million of debt issue costs directly associated with the issuance of debt in prior years. These costs are included in other assets and are being amortized over the term of the Credit Agreement. At September 28, 2002 and September 29, 2001, unamortized costs totaled $3.1 million and $4.1 million, respectively.

The Company has outstanding letters of credit of approximately $7.5 million under separate agreements primarily related to its workers' compensation program.

Carrying amounts of the financing arrangements approximate fair value.

ADVO, INC. ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company has a Shareholder Protection Rights Plan (the "Rights Plan") to protect shareholders from potential unfair hostile takeovers. Subsequent to year-end the Company amended the Rights Plan extending the expiration date to February 11, 2013, as well as updated the plan to reflect current market prices and benchmarks. Pursuant to the Rights Plan, common shareholders have one Right for each share of common stock held. The Rights become exercisable only in the event that any person acquires or commences a tender offer to acquire 15% or more of the Company's common stock, as defined.

During the previous fiscal years, the Company had announced several stock buyback programs. During the years ended September 28, 2002, September 29, 2001, and September 30, 2000, the Company purchased, in connection with the buyback programs, 0.5 million shares for $17.3 million, 0.3 million shares for $11.0 million, and 1.1 million shares for $29.7 million, respectively. Stock repurchases under these programs exclude shares reacquired in connection with taxes due from associates on certain exercises under the Company's stock option plans. As of September 28, 2002, there were 0.2 million shares remaining to be purchased under the previously announced programs.

At September 28, 2002, there were 3.1 million shares of common stock reserved for issuance upon the exercise of stock options.

NOTE 9:  EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                   YEAR ENDED            Year ended            Year ended
(In thousands,                    SEPTEMBER 28,         September 29,         September 30,
except per share data)                2002                  2001                  2000
                                     -------               -------               -------

Net income                           $42,008               $50,992               $48,820
Weighted average
 common shares                        19,935                20,176                20,349
Effect of dilutive securities:
   Stock options                         286                   412                   389
   Restricted stock                       26                    37                    40
                                     -------               -------               -------
Dilutive potential
 common shares                           312                   449                   429
                                     -------               -------               -------
Weighted average
 diluted shares                       20,247                20,625                20,778
                                     -------               -------               -------
Basic earnings per share             $  2.11               $  2.53               $  2.40
                                     -------               -------               -------
Diluted earnings per share           $  2.07               $  2.47               $  2.35
                                     -------               -------               -------

Outstanding stock options to purchase common stock with an exercise price greater than the average market price of common stock were 1.0 million, 0.7 million and 0.3 million in fiscal 2002, 2001, and 2000, respectively, and are not included in the calculation of diluted earnings per share.

NOTE 10:  SAVINGS PLANS

The Company has a savings plan for all employees which qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and other non-qualified savings plans. All plans feature both employee and employer matching contributions. The expense for matching contributions was $5.5 million, $5.3 million, and $5.0 million for fiscal 2002, 2001, and 2000, respectively.

The Company entered into a rabbi trust agreement to protect the assets of its non-qualified deferred compensation plan ("Plan"). The Plan allows participants to defer amounts in excess of the dollar limitation regulated by the federal government to 401(k) plans. Each participant's account in the Plan is comprised of the participant's contribution, the Company's matching contribution and the Plan's earnings. In accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested", the accounts of the rabbi trust are reported in the Company's financial statements. As such, the Company's consolidated balance sheets at September 28, 2002 and September 29, 2001 reflect the investment in the rabbi trust and the offsetting deferred compensation obligation due to the Company's employees. These amounts are included in non-current assets and non-current liabilities, respectively. The deferred compensation plan investments are considered trading securities and as such are reported at fair value with the realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, recorded in operating income.

NOTE 11: STOCK COMPENSATION PLANS

The Company maintains several stock-based compensation plans relating to stock options and restricted stock awards.

Pro forma information regarding net income and earnings per share, as required by Statement No. 123 "Accounting for Stock-Based Compensation", has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of the stock options was estimated at the date of grant using

ADVO, INC. ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001, and 2000:

                                   SEPTEMBER 28,    September 29,  September 30,
                                       2002             2001          2000
                                      ------           ------        ------
Risk free rate of interest               4.4%             5.0%          6.2%
Dividend yield                           0.0%             0.0%          0.0%
Volatility factor                         32%              39%           35%
Expected life of option (years)          4.7              4.8           4.9

The weighted average fair value of options granted was $13.23 in 2002, $16.40 in 2001, and $10.53 in 2000.

                                          YEAR ENDED       Year ended     Year ended
(In thousands, except                    SEPTEMBER 28,    September 29,  September 30,
per share amounts)                           2002            2001            2000
                                           -------         -------         -------
Pro forma net income                       $37,368         $46,454         $45,367
Pro forma diluted earnings per share       $  1.86         $  2.27         $  2.20

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the stock options' vesting period ranging from 1 to 4 years. The pro forma effect on net income and related earnings per share may not be representative of future years' impact since the terms and conditions of new grants may vary from the current terms.

STOCK OPTIONS

The Company's 1998 Incentive Compensation Plan (the "1998 Plan") allows a Committee appointed by the Board of Directors to grant both cash and equity awards including stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards as deemed appropriate to Directors and employees of the Company. The 1998 Plan provides for the granting of both incentive and non-qualified stock options. Currently, the Company has only granted non-qualified stock options which are generally exercisable 25% each year, cumulatively, beginning one year from the date of grant. The terms of the options may not exceed ten years, and the option price shall not be less than the fair market value of the common stock on the date of grant. As of September 28, 2002, there were 1.1 million shares available for future grant under the 1998 Plan.

The 1998 Plan contains a reload feature which allows for the exercise of options in "stock-for-stock" transactions. The number of reload options awarded upon the exercise of existing options is equal to the number of shares traded in to pay the exercise price of the options and to satisfy minimum statutory tax withholding requirements. The expiration date of a reload option would be the same as that of the original option unless otherwise determined by the Committee. Reload options are authorized with respect to options that are themselves granted as reload options.

Information with respect to the Company's stock option plans is summarized below:

                                                                     Weighted Average
                                                       Shares         Exercise Price
                                                       ------         --------------

Outstanding at September 25, 1999                    2,163,489           $20.997
Granted                                                803,974            26.954
Cancelled                                             (261,735)           22.362
Exercised                                             (564,704)           18.566
                                                    ----------           -------
Outstanding at September 30, 2000                    2,141,024            23.709
Granted                                                554,123            40.405
Cancelled                                             (257,076)           24.635
Exercised                                             (494,063)           20.717
                                                    ----------           -------
Outstanding at September 29, 2001                    1,944,008            29.105
Granted                                                542,556            38.437
Cancelled                                              (75,122)           32.314
Exercised                                             (405,415)           23.398
                                                    ----------           -------
OUTSTANDING AT SEPTEMBER 28, 2002                    2,006,027           $32.663
                                                    ----------           -------

                           OPTIONS OUTSTANDING

                                                       Weighted             Weighted
                             Outstanding as of         Average              Average
                                September 28,         Remaining             Exercise
Range of Exercise Prices            2002           Contractual Life         Price
------------------------            ----           ----------------         -----
$ 6.875 - $20.375                 373,168                5.9               $17.463
20.688  -  26.000                 281,018                6.1                24.951
27.063  -  38.438                 352,384                6.7                32.541
38.700  -  39.950                 368,300                9.2                38.700
40.500  -  41.688                 365,658                8.2                40.574
41.875  -  45.790                 265,499                7.0                43.079
                                ---------                ---               -------
                                2,006,027                7.2               $32.663
                                ---------                ---               -------

                           OPTIONS EXERCISABLE

                                           Exercisable
                                              as of               Weighted
                                          September 28,            Average
Range of Exercise Prices                       2002             Exercise Price
------------------------                       ----             --------------
$ 6.875 - $20.375                            220,718                $15.514
20.688  -  26.000                            169,418                 24.583
27.063  -  38.438                            145,977                 29.675
38.700  -  39.950                                 --                    --
40.500  -  41.688                             92,738                 40.642
41.875  -  45.790                            165,875                 42.615
                                             -------                -------
                                             794,726                $28.637
                                             -------                -------

RESTRICTED STOCK

The Company maintains the 1990 Non-Employee Directors' Restricted Stock Plan ("1990 Non-Employee Plan") which provides for the granting of 125,000 shares of common stock to non-employee directors. These grants of restricted stock vest one year from the date of grant.

ADVO, INC. ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company issued restricted stock grants under the 1990 Non-Employee Plan and the 1998 Plan totaling 31,000 shares in fiscal 2002, 35,425 shares in fiscal 2001, and 68,113 shares in fiscal 2000. The weighted average grant price of the restricted shares granted during fiscal 2002, 2001, and 2000 was $37.852, $41.282, and $34.418, respectively. The Company cancelled no restricted shares in fiscal 2002, 23,200 restricted shares in fiscal 2001, and 11,667 restricted shares in fiscal 2000. At September 28, 2002, there were 49,087 shares of outstanding restricted stock.

The market value of shares at the date of the restricted stock award in excess of cash consideration received is charged to operations over the stock award's restriction period. The compensation cost charged against income over the restriction period was $1.3 million, $1.9 million and $1.2 million for the years ended September 28, 2002, September 29, 2001, and September 30, 2000, respectively. Unamortized deferred compensation was $0.9 million and $1.0 million at September 28, 2002 and September 29, 2001, respectively and is recorded within additional paid-in capital. There are 23,500 shares available for future grant under the 1990 Non-Employee Plan.

NOTE 12:  INCOME TAXES

The components of the provision for income taxes are as follows:

                                    YEAR ENDED      Year ended       Year ended
                                   SEPTEMBER 28,   September 29,    September 30,
(In thousands)                        2002             2001             2000
                                     --------         --------         --------
Federal:
  Current                            $ 21,106         $ 23,266         $ 26,549
  Deferred tax (benefit)                  868            2,467             (765)
                                     --------         --------         --------
Total Federal                          21,974           25,733           25,784
                                     --------         --------         --------
State:
  Current                               1,993            2,067            3,044
  Deferred tax (benefit)                  180              511             (157)
                                     --------         --------         --------
Total State                             2,173            2,578            2,887
                                     --------         --------         --------
Total Provision                      $ 24,147         $ 28,311         $ 28,671
                                     --------         --------         --------

The Company's effective income tax rate differed from the Federal statutory rate due to the following:

                                    YEAR ENDED      Year ended        Year ended
                                   SEPTEMBER 28,   September 29,     September 30,
                                       2002             2001             2000
                                      ------           ------           ------
Federal statutory rate                  35.0%            35.0%            35.0%
State income taxes,
  net of federal benefit                 2.1              2.1              2.4
Other                                   (0.6)            (1.4)            (0.4)
                                      ------           ------           ------
Effective income tax rate               36.5%            35.7%            37.0%
                                      ------           ------           ------

Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                                       SEPTEMBER 28,     September 29,
(In thousands)                                             2002               2001
                                                         --------          --------
Deferred income tax assets:
Deferred compensation                                    $  7,820          $  7,116
Employee benefits                                           5,651             4,592
Allowance for accounts receivable                           4,885             3,933
Other                                                       4,096             4,151
                                                         --------          --------
Total deferred income tax assets                           22,452            19,792
                                                         --------          --------
Deferred income tax liabilities:
Property, plant and equipment                             (20,825)          (17,263)
Prepaid assets                                             (1,208)           (1,062)
                                                         --------          --------
Net federal and state deferred income tax assets         $    419          $  1,467
                                                         --------          --------

NOTE 13: COMMITMENTS AND CONTINGENCIES

ADVO leases property and equipment under noncancellable operating lease agreements which expire at various dates through 2016. The leases generally provide that the Company pays the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 28, 2002 under long-term noncancellable operating leases are as follows:

(In thousands)

Fiscal year:
2003                                                                     $16,714
2004                                                                      13,182
2005                                                                       9,932
2006                                                                       8,322
2007                                                                       7,048
Thereafter                                                                26,347
                                                                         -------
Total minimum lease payments                                             $81,545
                                                                         -------

Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 28, 2002, September 29, 2001, and September 30, 2000 was approximately $20.0 million, $19.7 million, and $18.7 million, respectively.

The Company has various agreements with International Business Machines Corporation ("IBM") Global Services to provide systems development, technical support, a customer support center and server farm management services to the Company. The noncancellable portions of these contracts have lapsed, allowing the Company the option to cancel these contracts subject to termination charges ranging from $9.7 million in fiscal 2003 to $1.7 million in fiscal 2006 depending on the year in which the cancellation becomes effective. The agreements also provide for the Company to pay cost of living adjustments due to inflation. In addition, the Company may receive additional credits or charges if IBM does not meet or exceed certain baseline utilization assumptions and service level standards.

ADVO, INC. ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has agreements with various paper suppliers to assure the continuity of supply as well as supply of proper paper grades. Approximately 70% of the Company's paper requirements are covered by these agreements. The Company has negotiated prices that are tied to a published paper price index. These arrangements expire at various dates through October 21, 2005.

ADVO is party to various legal proceedings and claims related to its normal business operations, including several suits in which it is a defendant. In the opinion of management, the Company has substantial and meritorious defenses for these claims and proceedings in which it is a defendant, and believes these matters will be ultimately resolved without a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes was $20.9 million, $24.8 million, and $27.2 million in fiscal 2002, 2001, and 2000, respectively. Cash paid for interest expense in fiscal 2002 2001, and 2000 was $12.5 million, $17.1 million, and $14.9 million, respectively.

Non-cash investing and financing activities are excluded from the consolidated statement of cash flows. For fiscal 2002, non-cash activities included $4.2 million to record the change in the fair value of the interest rate swap agree-ments in accordance with Statement No. 133 and $1.0 million of realized and unrealized gains and losses from the change in the investment balances of the deferred compensation plan. For fiscal 2001, non-cash activities included a $0.4 million note received by the Company in conjunction with the sale of a business, $5.3 million to record the fair value of interest rate swap agreements and $3.2 million of realized and unrealized gains and losses from the change in the investment balances of the deferred compensation plan.

NOTE 15: RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and for the disposal of a segment of a business. The Company expects to adopt Statement No. 144 in fiscal 2003 and does not expect such adoption to have a material effect on the Company's financial position or results of operations.

Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", supercedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Associated with a Restructuring)" and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when management is committed to an exit plan. Such liabilities should be recorded based on their fair value, as defined. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company will evaluate the impact of adoption if and when such activities occur.

NOTE 16:  QUARTERLY FINANCIAL DATA (UNAUDITED)
(In millions, except per share data)

FISCAL YEAR ENDED                   First          Second           Third          Fourth
SEPTEMBER 28, 2002                 Quarter         Quarter        Quarter(1)      Quarter(2)
------------------                 -------         -------        ---------       ----------

Revenues                           $ 286.9         $ 274.4         $ 280.9         $ 287.8
Gross profit                          79.5            72.6            74.3            73.5
Operating income                      23.0            17.2            19.3            20.7
Net income                            12.1             8.4            10.1            11.4
Basic earnings per share               .61             .42             .51             .57
Diluted earnings per share             .60             .42             .50             .57
Common stock price
High                                 42.99           44.74           46.58           39.42
Low                                  33.80           36.45           35.62           29.78

Fiscal Year ended                   First           Second         Third           Fourth
September 29, 2001                  Quarter         Quarter      Quarter(3)       Quarter(4)
------------------                  -------         -------      ----------       ----------

Revenues                           $ 297.5         $ 271.8         $ 281.8         $ 286.1
Gross profit                          84.5            71.4            79.2            80.4
Operating income                      28.5            19.3            24.1            25.2
Net income                            14.9             9.2            12.4            14.4
Basic earnings per share               .75             .46             .61             .71
Diluted earnings per share             .73             .45             .60             .70
Common stock price
High                                 47.19           48.00           39.00           40.55
Low                                  31.50           36.05           30.05           32.70

(1) Includes a pretax charge of approximately $4.2 million, or $.13 per share, related to an organizational realignment charge to strengthen the focus of the Company's sales and marketing organizations.

(2) Includes a pretax charge of $0.6 million, or $.02 per share, reflecting additional realignment charges announced in the previous quarter. Includes a reduction in estimated tax expense of $0.3 million related to the reduction of the Company's effective income tax rate for fiscal 2002.

(3) Includes a pretax charge of approximately $1.9 million, or $.06 per share, related to a pre-existing contractual agreement with the Company's former President and Chief Operating Officer who is no longer employed by the Company.

(4) Includes a reduction in estimated income tax expense of $1.0 million related to the favorable results of tax audits completed in September 2001.

ADVO, Inc. Annual Report 2002

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ADVO, INC.

We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 28, 2002, and September 29, 2001 and the related consolidated statements of operations, cash flows, and changes in stockholders' equity (deficiency) for each of the three years in the period ended September 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 28, 2002 and September 29, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 28, 2002, in conformity with accounting principles generally accepted in the United States.


                                                             Ernst & Young LLP

Hartford, Connecticut
October 16, 2002

--------------------------------------------------------------------------------
REPORT OF FINANCIAL RESPONSIBILITY

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

/s/ Gary M. Mulloy

GARY M. MULLOY
Chairman and Chief Executive Officer

/s/ Donald E. McCombs

DONALD E. MCCOMBS
Executive Vice President - President, Operations Group and Acting Chief Financial Officer

/s/ John D. Speridakos

JOHN D. SPERIDAKOS
Vice President and Controller

October 16, 2002



40