Form 10-K, Exhibit 13
period 2003-09-27
ADVO INC
filed 2003-12-19
CIK 801622

                                                                               .
                                                                               .
                                                                               .
                                                                      Exhibit 13

SELECTED FINANCIAL DATA

                                          YEAR ENDED         Year ended         Year ended        Year ended          Year ended
                                         SEPTEMBER 27,      September 28,      September 29,      September 30,      September 25,
(In millions, except per share data)         2003               2002              2001               2000               1999
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues                                 $   1,163.1        $   1,130.1        $   1,137.2        $   1,129.2        $   1,040.2
Operating income                                81.6               80.2               97.0               96.3               77.3
Net income                                      49.5               42.0               51.0               48.8               39.0
Diluted earnings per share(1)                   1.64               1.38               1.65               1.57               1.19
Weighted average diluted shares(1)              30.1               30.4               30.9               31.2               32.7
=================================================================================================================================

                                         SEPTEMBER 27,      September 28,      September 29,      September 30,      September 25
(In millions)                                2003               2002              2001               2000               1999
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and cash equivalents                $      17.0        $      12.3        $      17.7        $       6.0        $       9.3
Total assets                                   354.3              330.1              322.3              289.2              237.3
Long-term debt                                  94.0              146.8              173.8              180.0              176.8
Total debt                                     130.3              171.0              189.1              190.0              197.1
Stockholders' equity (deficiency)               89.9               36.3                3.0              (40.6)             (66.1)
=================================================================================================================================

(1) Diluted earnings per share and weighted average diluted shares have been restated for a three-for-two stock split, effected in the form of a stock dividend, distributed on November 7, 2003 to shareholders of record on October 24, 2003.

16 ADVO, Inc. Annual Report to Shareholders 2003

                                                                FINANCIAL REPORT

This section should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

FINANCIAL OVERVIEW

In a challenging economic environment, ADVO, Inc. (the "Company" or "ADVO") reported a solid fiscal 2003. Revenues increased 2.9%, operating income rose 1.8% and diluted earnings per share reached $1.64 postsplit, representing growth of 18.8% over fiscal 2002. Underlying fiscal 2003 results were increases in demand for the Company's products, driving growth in the Company's key statistics as demonstrated by the 2.8% increase in average shared mail pieces per package and the 4.0% increase in shared mail pieces delivered.

Other fiscal 2003 highlights included a $39.0 million decrease in debt resulting in a year-end debt balance of $130.3 million. In addition, operating cash flow was $91.9 million, an increase of 37.8% versus the prior year. The Company's stockholders' equity was $89.9 million at year-end, increasing from $36.3 million at the end of fiscal 2002 .

Subsequent to year-end, on October 16, 2003, the Company announced it was taking the following steps to enhance shareholder value:

- A three-for-two stock split, effected in the form of a one-for-two stock dividend, distributed on November 7, 2003 to shareholders of record on October 24, 2003. The stock split required retroactive restatement of all historical per share data. As such, all per share data have been restated in this Financial Report to give retroactive effect to this split.

- The Company established the payment of a regular quarterly cash dividend. The first dividend payment was aligned with the stock split and was paid at a rate of $0.11 per share ($0.44 per year) post-split.

- The Board of Directors authorized an increase in the Company's stock repurchase program to a total of 1.5 million post-split shares.

RESULTS OF OPERATIONS

FISCAL 2003 COMPARED TO FISCAL 2002

REVENUES Fiscal 2003 revenues of $1,163.1 million increased $33.0 million over fiscal 2002 revenues. Volume gains associated with the Company's core shared mail products were the largest contributor to the 2.9% revenue growth. The volume growth was driven by a 4.0% increase in total shared mail pieces from
26.1 billion pieces in fiscal 2002 to 27.1 billion pieces in fiscal 2003 and a 1.2% increase in total shared mail packages delivered from 3.369 billion packages in fiscal 2002 to 3.411 billion packages in fiscal 2003. In addition, average shared mail pieces per package were 7.95 for fiscal 2003, representing a 2.8% increase over the prior fiscal year.

Revenues for the year ended September 27, 2003 also included $5.5 million of incremental revenues associated with the acquisition of ADVO Canada in June 2002. Offsetting the revenue growth in fiscal 2003 was lower revenue per thousand pieces primarily due to shifts in product mix and weights as a result of higher volume in lower priced products. The shifts in product mix and weights contributed to the 1.6% decrease in revenue per thousand pieces from $39.56 for the year ended September 28, 2002 to $38.93 for the year ended September 27, 2003.

OPERATING EXPENSES Cost of sales as a percentage of revenue was 73.9% for fiscal 2003, increasing 0.4 percentage points over the same prior year period. In absolute terms, cost of sales increased $28.4 million from $830.8 million in fiscal 2002 to $859.2 million in fiscal 2003. This was largely caused by a 4.3% increase in distribution costs, which is primarily comprised of postage costs. Postage costs increased over the prior year due to the shared mail piece and package growth, as well as, the price increase from prior year's postal rate increase. Also contributing to the increase in cost of sales were higher facilities and overhead costs, which included such items as utilities, insurance and increased rent associated with the modernization of certain facilities. Offsetting these increased costs were operational efficiencies at the Company's production facilities. The Company manufactured a greater number of pieces and packages in its facilities during fiscal 2003, resulting in the cost per thousand pieces manufactured decreasing 6.5% for fiscal 2003 as compared to fiscal 2002.

As a percentage of revenue, selling, general and administrative costs ("SG&A costs") (including the provision for bad debts) were 19.1% representing a decrease of 0.3 percentage points from fiscal 2002. This decrease attests to the Company's commitment to actively manage costs. In absolute terms, SG&A costs, including the provision for bad debts, increased $3.1 million over the prior year. SG&A costs for fiscal 2003 included higher incentive compensation and costs for a project focused on accelerating the Company's revenue growth potential. The costs for this project totaled $10.3 million for fiscal 2003 and included incremental costs such as consulting expenses, additional compensation and other re-deployed costs

ADVO, Inc. Annual Report to Shareholders 2003                                 17

FINANCIAL REPORT

associated with the formation of this project group. Offsetting these costs was lower bad debts expense of $4.3 million due to improved credit and collection efforts. Also affecting year-over-year comparisons were charges of $4.2 million and $0.6 million in the third and fourth quarters of fiscal 2002, respectively, related to organizational realignment charges to strengthen the Company's sales and marketing organization.

OPERATING INCOME The Company reported operating income of $81.6 million for fiscal 2003 versus $80.2 million for fiscal 2002, an increase of $1.4 million.

INTEREST EXPENSE Interest expense relating to the Company's credit facilities totaled $7.4 million in fiscal 2003 compared to $13.2 million in fiscal 2002. This decrease was the result of lower market rates of interest, a decline in the average outstanding debt balance and the expiration of the Company's interest swap agreements during the first quarter of fiscal 2003.

OTHER INCOME/EXPENSE For fiscal 2003, other income of $1.1 million was primarily the result of equity earnings from a joint venture that the Company accounts for under the equity method. The $1.9 million increase over the prior year was mainly related to the profitability of the joint venture, which was in its start-up phase during fiscal 2002.

INCOME TAXES The Company's effective tax rate for fiscal 2003 was 34.3% versus 36.5% in fiscal 2002. The lower effective tax rate was due to R&D tax credits earned by the Company. The effective tax rate for fiscal 2004 is expected to be 36%.

EARNINGS PER SHARE The Company reported diluted earnings per share of $1.64 post-split for fiscal 2003 compared to $1.38 post-split for fiscal 2002. This 18.8% increase over the prior fiscal year was the combination of improved operating income, lower interest expense and higher earnings from the joint venture included in other income/expense, along with a lower effective income tax rate.

FISCAL 2002 COMPARED TO FISCAL 2001

REVENUES The Company reported revenues of $1,130.1 million for fiscal 2002 compared to $1,137.2 million in fiscal 2001, decreasing 0.6%, or $7.1 million. The revenue change from the prior year was due to decreases in volumes offset by shifts in product mix and weights, and pricing gains due in part to the postal rate increases in fiscal 2001. The revenue decline was primarily associated with decreases in shared mail products and brokered print services and decreased revenues from the Company's MailCoups subsidiary. Offsetting these declines were incremental revenues of $30.5 million associated with the Company's strategic initiatives (additional mailing dates, new rural expansion program and newspaper alliances), as well as, an 10.0% increase in the Company's A.N.N.E. (ADVO National Network Extension) brokered distribution program, incremental revenues of approximately $4.0 million associated with the acquisition of the New Jersey Shoppers Guide ("NJ Shopper") in fiscal 2001 and revenues of approximately $2.0 million associated with the acquisition of ADVO Canada. (In June 2002, the Company acquired FACC Corporation based in Toronto, Canada, which was renamed ADVO Canada.)

The Company's key statistics for fiscal 2002 included a 4.7% increase in shared mail packages delivered to 3.369 billion packages. This increase was primarily attributable to the additional mailings from the second in-home dates. Conversely, these additional mailings contributed to a dilutive effect in average shared mail pieces per package, which fell to 7.73 pieces in fiscal 2002, representing a 5.0% decrease from fiscal 2001. The Company's revenue per thousand pieces for fiscal 2002 was $39.56 which remained relatively consistent with $39.44 in fiscal 2001. Total shared mail pieces distributed were 26.1 billion pieces in fiscal 2002 versus 26.2 billion in fiscal 2001.

OPERATING EXPENSES Cost of sales for the year ended September 28, 2002 increased by $9.1 million compared to the prior year period. This increase was primarily the result of higher distribution and security costs offset partially by lower paper and print costs and branch operating efficiencies. Distribution costs, which consist primarily of postage costs, increased 3.4% from the prior year due to the 4.7% increase in shared mail packages delivered in fiscal 2002 and, to a lesser degree, the postal rate increase in July 2002. The Company continues to strengthen its safety and security efforts, as announced at the beginning of fiscal 2002, and as a result, security costs increased $5.7 million over fiscal 2001. Print costs in fiscal 2002 decreased 7.9% from the prior year due to the volume decline in brokered print services and lower paper prices. Favorable branch operating efficiencies and reduced labor costs also offset the increase in cost of sales.

Cost of sales as a percentage of revenues was 73.5% for fiscal 2002, increasing
1.2 percentage points from fiscal 2001. This increase was primarily the result of less efficient postage utilization directly related to the decline in average pieces per

18  ADVO, Inc. Annual Report to Shareholders 2003

                                                                FINANCIAL REPORT

package due to the dilutive effect of the second in-home date initiatives, as well as fewer pieces in the Company's core packages. Partially offsetting this were branch operating efficiencies and favorable print and paper costs.

In fiscal 2002 SG&A costs, including the provision for bad debts, increased $0.6 million from fiscal 2001. As a percentage of revenue, SG&A costs increased slightly from 19.2% in fiscal 2001 to 19.4% in fiscal 2002.

SG&A costs in fiscal 2002 included $4.2 million in the third quarter and $0.6 million in the fourth quarter of organizational realignment charges which primarily included severance and relocation costs incurred to strengthen the focus of the Company's sales and marketing organization. Offsetting these increases were lower commission expenses and strict cost control measures in effect during the entire fiscal year. In fiscal 2001, SG&A costs included a $1.9 million charge as a result of a pre-existing agreement with the Company's former President and Chief Operating Officer.

OPERATING INCOME For fiscal 2002 the Company reported operating income of $80.2 million versus $97.0 million in fiscal 2001.

INTEREST EXPENSE Interest expense for fiscal 2002 was $13.2 million, representing a $4.0 million decrease from fiscal 2001. This decrease is attributed to lower market rates of interest and a decrease in the average outstanding debt balance throughout fiscal 2002.

INCOME TAXES The Company's effective tax rate for fiscal 2002 was 36.5% versus 35.7% in fiscal 2001. The effective tax rate in fiscal 2001 was lower due to favorable results of tax audits completed at the end of fiscal 2001.

EARNINGS PER SHARE The Company reported diluted earnings per share of $1.38 post-split in fiscal 2002 compared to $1.65 post-split in fiscal 2001 principally as a result of the Company's decreased earnings.

FINANCIAL POSITION

WORKING CAPITAL At September 27, 2003 working capital was $30.9 million, down $5.6 million from September 28, 2002. The decrease in working capital from 2003 to 2002 was due to increases in current assets of $9.4 million and increases in current liabilities of $15.0 million.

The Company's focus on improved credit and collection efforts resulted in a decrease in gross accounts receivable of $0.8 million and a $4.7 million increase in cash and cash equivalents. Also contributing to the increase in current assets was a $3.7 million increase in prepaid and other current assets due in part to higher insurance premiums, and a $2.3 million decrease in allowances due to improved collection efforts.

The change in current liabilities was the result of a $13.8 million increase in the current portion of long-term debt due to scheduled debt repayments, a $3.7 million increase in accounts payable related to the timing of vendor payments and a $5.3 million increase in income taxes payable as a result of a change in the payment date by the IRS. Offsetting these increases were lower accrued other expenses, primarily related to the expiration of the Company's interest rate swap agreements and lower market rates of interest. An additional factor was a $2.2 million decrease related to the timing of customer advances.

PROPERTY, PLANT AND EQUIPMENT Capital expenditures for fiscal 2003 totaled $49.2 million versus $37.4 million for fiscal 2002. The majority of expenditures in fiscal 2003 related to the development of new computer software for the Company's internal use related to the service delivery redesign project. Also included were purchases of Alphaliner computerized mail sorters, assorted computer hardware and renovations to certain of the Company's facilities.

The Company's fiscal 2004 capital plan estimates expenditures to be approximately $47.0 million. Cash provided by operating activities has been sufficient to cover the financing of these capital expenditures and is expected to cover future capital expenditures.

STOCKHOLDERS' EQUITY Stockholders' equity was $89.9 million at September 27, 2003 an increase of $53.5 million from September 28, 2002. Net income of $49.5 million was an integral component of this significant increase in equity. Also factoring prominently in the equity growth was $2.3 million associated with employee stock plan activity and related tax benefits, $1.3 million of amortization of deferred compensation, a positive change of $1.1 million in the fair value of derivative instruments and cumulative translation adjustments of $0.2 million. These increases were slightly offset by $0.9 million of common stock purchased by the Company.

The Company's treasury stock purchases of $0.9 million were comprised of $0.6 million in elections by employees

ADVO, Inc. Annual Report to Shareholders 2003                                 19

FINANCIAL REPORT

to satisfy tax withholding requirements under the Company's stock option plans and $0.3 million related to the Company's buyback program. During fiscal 2003, the Company purchased 10,000 shares of its stock on the open market at an average price of $26.25. In fiscal 2002, the Company purchased 0.5 million shares of its own stock for $17.3 million at an average price of $35.36. Subsequent to year-end, on October 16, 2003, the Company announced an increase in its stock repurchase authorization to a total of 1.5 million post-split shares.

On September 26, 2003, the Company retired 10.7 million shares of treasury stock. The treasury stock retirement was effected by reducing the following: treasury stock by $227.7 million, common stock by $0.1 million, additional paid-in-capital by $72.3 million and accumulated earnings by $155.3 million on the Consolidated Balance Sheets. There was no effect to the Company's overall equity position as a result of the retirement.

Subsequent to year-end, the Company established the payment of a regular quarterly cash dividend. The initial quarterly cash dividend was aligned with the stock split and was paid at a rate of $0.11 per share ($0.44 per year) post-split.

LIQUIDITY AND CAPITAL RESOURCES Cash generated from operating activities is the Company's primary source for funding working capital investments and other operating requirements. The Company also has commitments available under its credit agreement that may be used to fund operating activities.

The Company's financial position remained strong throughout fiscal 2003 with cash and cash equivalents increasing $4.7 million from fiscal 2002. Cash inflows from operating activities totaled $91.9 million, while cash outflows for investing and financing activities totaled $47.3 million and $40.0 million, respectively.

Net cash provided by operating activities was $91.9 million for the year-ended September 27, 2003, representing a 37.8% increase from the prior fiscal year. The increase was attributable to the Company's improved earnings and increases in non-cash charges to earnings from the provision for deferred taxes and depreciation expense. Additionally, activity in current assets and liabilities detailed above in the "Working Capital" section also contributed to the increase in cash provided by operating activities.

Net cash provided by operating activities for fiscal 2002 was $66.7 million, a decrease of $0.5 million from fiscal 2001. The year-over-year decrease was the result of the Company's decreased earnings offset by the change in accrued compensation and benefits due to the organizational realignment charges recorded in fiscal 2002 and the timing of customer advances.

Net cash used by investing activities of $47.3 million in fiscal 2003 was primarily due to capital expenditures of $49.2 million detailed above in "Property, Plant and Equipment." Net investing activities for fiscal 2003 included $1.2 million of distributions from the Company's equity investments. In fiscal 2002, net cash required for investing activities was $37.5 million and consisted primarily of capital expenditures of $37.4 million. The Company also acquired ADVO Canada and invested in a joint venture in fiscal 2002.

The Company's acquisitions have been recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of operations from their acquisition dates. The acquired assets have been recorded at their estimated fair values. The acquisitions did not have a material pro forma effect on operations for the periods prior to the acquisitions. The Company's investments in affiliated companies, such as the investments in joint ventures, which are not "majority owned" and not controlled, are accounted for under the equity method.

Net cash used by financing activities was $40.0 million in fiscal 2003 and was primarily comprised of debt payments of $39.0 million including both net payments on the revolver and scheduled principal payments on the term loan. Financing activities in the prior year totaled $34.6 million and included debt payments of $15.8 million, payment of a $2.4 million note associated with the acquisition of Mail Marketing Systems, Inc. and $19.9 million of treasury stock purchases offset by cash of $3.4 million generated from the exercise of stock options.

The Company's contractual obligations are as follows:

 (In millions)            Total Debt           Operating Leases
---------------------------------------------------------------
Less than one year         $ 36.3                 $ 12.9
One to three years           94.0                   23.1
Four to five years             --                    9.9
After five years               --                    9.3
--------------------------------------------------------
Total                      $130.3                 $ 55.2
========================================================

20   ADVO, Inc. Annual Report to Shareholders 2003

                                                                FINANCIAL REPORT

The Company's long-term debt obligations are discussed below in the "Financing Arrangements" section. The Company leases property in its normal business operations under noncancellable operating leases. Certain of these leases contain renewal options and certain leases also provide for cost escalation payments.

The Company intends to relocate the existing Hartford, Connecticut production facility to another Hartford area location. During fiscal 2003, the Company entered into a lease agreement for this property with lease payments expected to begin in June 2004. The lease agreement includes the right to purchase the property, which the Company exercised subsequent to year-end. Such purchase will take place upon completion of the building that is expected to occur during the third quarter of fiscal 2004. The purchase price, which is dependent upon construction costs and is limited to a negotiated maximum amount, is estimated to be approximately $18.0 million. As a result of this event, the Company's projected capital expenditures for fiscal 2004 will be higher than the $47.0 million previously discussed in the "Property, Plant and Equipment" section.

The Company has various agreements with International Business Machines Corporation ("IBM") Global Services to provide systems development, technical support, a customer support center and server farm management services to the Company. The noncancellable portions of these contracts have lapsed, allowing the Company the option to cancel these contracts subject to termination charges ranging from $9.9 million in fiscal 2004 to $0.2 million in fiscal 2008, depending on the year in which the cancellation becomes effective.

The Company has cancellable agreements with various paper suppliers to assure the continuity of supply as well as supply of proper paper grades. Approximately 60% of the Company's expected paper requirements are covered by these agreements. The Company has negotiated prices that are tied to a published paper price index. These arrangements expire at various dates through June 30, 2004.

The Company has outstanding letters of credit of approximately $9.6 million under separate agreements expiring in April 2004, primarily relating to its workers' compensation program.

The Company anticipates it will be able to meet the commitments detailed above through funds generated from operations or from available credit under its revolving line of credit.

FINANCING ARRANGEMENTS

The Company has a credit facility with a syndicate of lenders consisting of a $135 million term loan and a $165 million revolving line of credit (the "Credit Agreement"). The term loan has been reduced by scheduled term loan principal payments to date. The term loan's scheduled payments commenced in March 2002 and will end at maturity in December 2005. The entire amount of the revolving line of credit remains available until the Credit Agreement matures in December 2005. Mandatory repayments of debt in defined amounts are required in the event of certain transactions including the sale of certain assets. The Company and its subsidiaries have pledged all of their assets as collateral under the Credit Agreement.

Under the terms of the Credit Agreement, the Company is required to maintain certain financial ratios. In addition, the Credit Agreement places some restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional borrowings.

The debt bears interest at either the LIBOR or at the bank's "base rate," whichever the Company chooses for each tranche, plus an "applicable margin" (based on certain financial ratios). The applicable margin for fiscal 2003 and 2002 under the Credit Agreement ranged from 1.125% to 1.25% on the LIBOR rate and 0.125% to 0.25% on the base rate. The Company has the option to select interest rates at either the LIBOR or the base rate at the time of borrowing and/or conversion. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

The Company pays fees on the unused commitments under the Credit Agreement at a rate ranging from 0.30% to 0.50% depending on the Company's total debt ratio, as defined.

In connection with the Credit Agreement, the Company had historically maintained Interest Rate Protection Agreements on notional amounts totaling $100 million to protect itself against three-month LIBOR rates exceeding 8.0% per annum. The Company's interest rate swap agreements, which expired on December 9, 2002, converted a portion of its floating rate debt to a fixed rate basis.

Due to the decline of interest rates in the general market, the interest rate swap agreements increased interest expense by $1.1 million, $5.2 million, and $1.5 million in fiscal 2003, 2002 and 2001, respectively. At September 28, 2002, the fair value of the interest rate swap agreements was a liability of $1.1 million which was reflected in accu-

ADVO, Inc. Annual Report to Shareholders 2003                                 21

FINANCIAL REPORT

mulated other comprehensive loss. During fiscal 2003, the interest rate swap agreements expired.

At September 27, 2003 there was $130.3 million of debt outstanding, of which $36.3 million was classified as current. The Company anticipates meeting its current and long-term debt obligations through funds generated from operations.

At September 27, 2003, $126.4 million of the revolving line of credit was available for future borrowings. Subsequent to year-end, the Company had additional net borrowings of $23.0 million through fiscal month-end November 2003.

Subsequent to year-end, during the first half of December 2003, the Company replaced its existing credit facilities with $125 million private placement senior secured notes ("notes") with several institutional lenders and a $150 million revolving line of credit with a syndicate of banks. This refinancing will provide a long-term source of capital to enhance the Company's flexibility for the future.

The $125 million notes consist of $65 million notes at a fixed interest rate of 5.71% and $60 million notes at a variable interest rate based upon LIBOR rate plus 0.92%. The notes have a 10-year life and mature in 2013.

The $150 million revolving line of credit ("revolver") has a four-year life and remains available until maturity in 2007. The revolver bears interest at either the LIBOR rate or at the bank's "base rate," plus an "applicable margin" (based on certain financial ratios). The applicable margin ranges from 0.875% to 1.50% on the LIBOR rate and 0% to 0.50% on the base rate.

As a result of the above transaction, the Company extinguished its existing term loan and portions of its revolving line of credit and will write off approximately $1.4 million of debt issue costs associated with the existing facilities during the first quarter of fiscal 2004.

MARKET RISK

The Company's interest expense is sensitive to changes in interest rates. In this regard, changes in interest rates affect the interest paid on its debt. To mitigate the impact of interest rate fluctuations, the Company had historically maintained interest rate swap agreements on notional amounts totaling $100 million. However, the interest rate swap agreements expired on December 9, 2002.

If interest rates should change by 2% in fiscal 2004 from those rates in effect at September 27, 2003, assuming no change in the outstanding debt balance, interest expense would increase/decrease by approximately $2.6 million. These amounts are determined by considering the hypothetical interest rates on the Company's borrowings cost. The sensitivity analysis also assumes no changes in the Company's financial structure.

Subsequent to year-end, the Company entered into U.S. Treasury Rate Lock agreements, with notional amounts totaling $30.0 million, to hedge the interest rate risk on a portion of the anticipated debt issuance. These agreements have been designated as effective cash flow hedges and will be settled with the issuance of the new debt.

CRITICAL ACCOUNTING POLICIES

Critical accounting polices are defined as those that are most important to the portrayal of a company's financial condition and results of operations and that require complex or subjective judgements or estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates under different assumptions and conditions. The Company has determined its critical accounting polices to include the allowance for doubtful accounts and the valuation of goodwill and intangible assets, which have been discussed with the Company's audit committee.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectibility of its receivables on an ongoing basis taking into account a combination of factors. The Company reviews potential problems, such as past due accounts, a bankruptcy filing or deterioration in the customer's financial condition, to ensure the Company is adequately accrued for potential loss. Amounts are considered past due based on when payment was originally due. The Company also calculates a trended write-off of bad debts over a rolling 12-month period and takes into account aging categories and historical trends. If a customer's situation changes, such as bankruptcy or creditworthiness, or there is a change in the current economic climate, the Company may modify its estimate of the allowance for doubtful accounts. The

22  ADVO, Inc. Annual Report to Shareholders 2003

                                                                FINANCIAL REPORT

Company will write-off accounts receivable at the time they are either deemed uncollectible or submitted to an outside agency for additional collection efforts.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in purchase business combinations. The Company is required to test goodwill annually for impairment. Impairment exists when the carrying amount of goodwill exceeds its fair market value. The Company's goodwill impairment test was performed by comparing the net present value of projected cash flows to the carrying value of goodwill. The Company utilized discount rates determined by management to be similar with the level of risk in the current business model. The Company has determined that no impairment of goodwill exists. If the assumptions the Company made regarding estimated cash flows, such as future operating performance and other factors used to determine the fair value, are less favorable than expected, the Company may be required to record an impairment charge.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("Statement") No. 143, "Accounting for Asset Retirement Obligations." Statement No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. The Company adopted Statement No. 143 at the beginning of fiscal 2003 and such adoption had no effect on the Company's financial position and results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and for the disposal of a segment of a business. The Company adopted Statement No. 144 at the beginning of fiscal 2003 and such adoption had no effect on the Company's financial position and results of operations.

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which supercedes Emerging Issues Task Force Issue ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Associated with a Restructuring)." Statement No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when management is committed to an exit plan. Such liabilities should be recorded based on their fair value, as defined. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company recorded a severance charge in the first quarter of fiscal 2003 and recognized the liability in accordance with Statement No. 146.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure requirements of Statement No. 123, "Accounting for Stock-Based Compensation," to require more prominent and additional disclosure in both annual and interim financial statements on the method of accounting for stock-based compensation. The interim disclosure provisions were effective for financial reports for interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of Statement No. 148 in the second quarter of fiscal 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Guarantees of Indebtedness of Others" ("FIN No. 45"), which requires companies to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 provides specific guidance for identifying the characteristics of contracts that are subject to its guidance in its entirety from those only subject to the initial recognition and measurement provisions. The recognition and measurement provisions of FIN No. 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002.

The disclosure requirements of FIN No. 45 are effective for interim and annual period financial statements ending after December 15, 2002. The Company's contingent consideration related to the acquisition of ADVO Canada in June 2002 is subject to the disclosure requirements of FIN No. 45. If certain earning targets are met by ADVO Canada, the Company will be required to pay an additional payment of up to a maximum of $0.7 million through 2005. Upon completion of the first year, ADVO

ADVO, Inc. Annual Report to Shareholders 2003                                 23

FINANCIAL REPORT

Canada met its earning targets and the previous shareholders received $0.2 million during the third quarter of fiscal 2003.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), which addresses when a company should consolidate an entity based on the variable interest model of FIN No. 46. It defines a variable interest entity ("VIE") as those entities in which equity investors do not have the characteristics of a controlling financial interest or in which equity investors do not bear the residual economic risks. For all VIEs formed after February 1, 2003, FIN No. 46 is effective for fiscal years or interim periods beginning after June 15, 2003. For all other VIEs, FIN No. 46 is effective for periods ending after December 15, 2003. FIN No. 46 did not have any impact on the Company's financial position and results of operations in fiscal 2003 and the Company is currently evaluating the effect, if any, that FIN No. 46 may have on its financial statements in the first quarter of fiscal 2004.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements are based on current information and expectations and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward looking statements. The Company's business is promotional in nature, and ADVO serves its clients on a "just in time" basis. As a result, fluctuations in the amount, timing, pages and weight, and kinds of advertising pieces can vary significantly from week to week, depending on its customers' promotional needs, inventories, and other factors. In any particular quarter these transactional fluctuations are difficult to predict, and can materially affect the Company's revenue and profit results. The Company's business contains additional risks and uncertainties which include but are not limited to: general changes in customer demand and pricing, the possibility of consolidation throughout the retail sector, the impact of economic and political conditions on retail advertising spending and our distribution system, postal and paper prices, possible governmental regulation or legislation affecting aspects of the Company's business, the efficiencies achieved with technology upgrades, the number of shares the Company will purchase in the future under its buyback program, fluctuations in interest rates related to the outstanding debt and other general economic factors.

24   ADVO, Inc. Annual Report to Shareholders 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

                                          YEAR ENDED     Year ended        Year ended
                                         SEPTEMBER 27,  September 28,     September 29,
(In thousands, except per share data)         2003          2002              2001
---------------------------------------------------------------------------------------
Revenues                                  $ 1,163,113    $ 1,130,113      $ 1,137,196
Costs and expenses:
    Cost of sales                             859,223        830,800          821,675
    Selling, general and administrative       218,422        211,024          211,297
    Provision for bad debts                     3,826          8,086            7,202
---------------------------------------------------------------------------------------

Operating income                               81,642         80,203           97,022
Interest expense                                7,356         13,238           17,282
Other (income) expense, net                    (1,123)           810              437
---------------------------------------------------------------------------------------

Income before income taxes                     75,409         66,155           79,303
Provision for income taxes                     25,865         24,147           28,311
---------------------------------------------------------------------------------------

Net income                                $    49,544    $    42,008      $    50,992
=======================================================================================

Earnings per share:
    Basic earnings per share              $      1.67    $      1.40      $      1.68
    Diluted earnings per share            $      1.64    $      1.38      $      1.65
=======================================================================================

Weighted average basic shares                  29,749         29,903           30,264
Weighted average diluted shares                30,129         30,370           30,938
=======================================================================================

See accompanying Notes to Consolidated Financial Statements.

ADVO, Inc. Annual Report to Shareholders 2003                                 25

CONSOLIDATED BALANCE SHEETS

                                                                   SEPTEMBER 27,   September 28,
(In thousands, except share data)                                      2003            2002
-----------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                        $  17,012       $  12,281
    Accounts receivable, less allowances of $4,831 in 2003
      and $7,164 in 2002                                               122,104         120,600
    Inventories                                                          2,491           2,415
    Prepaid expenses and other current assets                           10,875           7,140
    Deferred income taxes                                               12,496          13,189
----------------------------------------------------------------------------------------------
      Total Current Assets                                             164,978         155,625

Property, plant and equipment - net                                    143,025         128,388
Investment in deferred compensation plan                                11,917          10,311
Goodwill                                                                22,242          22,124
Other assets                                                            12,130          13,661
----------------------------------------------------------------------------------------------

      Total Assets                                                   $ 354,292       $ 330,109
==============================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
    Current portion of long-term debt                                $  36,250       $  22,500
    Note payable - short-term                                                -           1,715
    Accounts payable                                                    36,581          32,923
    Accrued compensation and benefits                                   25,286          24,798
    Customer advances                                                    4,991           7,142
    Federal and state income taxes payable                              10,398           5,106
    Accrued other expenses                                              20,559          24,879
----------------------------------------------------------------------------------------------
      Total Current Liabilities                                      $ 134,065       $ 119,063

Long-term debt                                                          94,000         146,750
Deferred income taxes                                                   19,765          12,770
Deferred compensation plan                                              11,917          10,311
Other liabilities                                                        4,666           4,885

Stockholders' equity
    Preferred Stock, $.01 par value
      (Authorized 5,000,000 shares, none issued)                            --              --
    Common Stock, $.01 par value (Authorized 40,000,000 shares,
      issued 20,042,005 in 2003 and 30,594,410 in 2002)                    200             306
    Additional paid-in capital                                         137,252         205,164
    Accumulated (deficit) earnings                                     (44,384)         61,329
    Less shares of common stock held in treasury at cost,
      79,889 in 2003 and 10,753,890 in 2002                             (1,716)       (228,473)
    Unamortized deferred compensation                                   (1,628)           (873)
    Accumulated other comprehensive income (loss)                          155          (1,123)
----------------------------------------------------------------------------------------------

      Total Stockholders' Equity                                     $  89,879       $  36,330
----------------------------------------------------------------------------------------------

      Total Liabilities and Stockholders' Equity                     $ 354,292       $ 330,109
==============================================================================================

See accompanying Notes to Consolidated Financial Statements.

26   ADVO, Inc. Annual Report to Shareholders 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Year Ended      Year ended      Year ended
                                                               September 27,   September 23,   September 29,
(In thousands)                                                     2003            2002            2001
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                    $ 49,544        $ 42,008        $ 50,992
Adjustments to reconcile net income to net
 cash flows provided by operating activities:
   Depreciation                                                    33,671          29,080          25,794
   Amortization of intangibles and deferred compensation            1,715           1,639           3,842
   Amortization of debt issue costs                                   992             992             992
   Deferred income taxes                                            7,688           1,048           2,978
   Provision for bad debts                                          3,826           8,086           7,202
   Equity earnings from joint ventures, net                        (1,476)            (47)            (13)
   Other                                                              248            (126)            263
Change in operating assets and liabilities,
    net of effects of acquisitions:
    Accounts receivable                                            (5,217)         (8,764)        (10,488)
    Inventories                                                       (61)            779             185
    Prepaid expenses and other current assets                      (3,735)            250            (900)
    Investment in deferred compensation plan                          (81)           (149)           (155)
    Other assets                                                      402          (4,580)            324
    Accounts payable                                                3,572          (5,409)         (6,454)
    Accrued compensation and benefits                                 461           3,215          (6,129)
    Deferred compensation plan                                         81             149             155
    Customer advances                                              (2,182)         (4,968)          1,373
    Federal and state income taxes payable                          5,933           2,365              39
    Other liabilities                                              (3,458)          1,154          (2,775)
---------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                    91,923          66,722          67,225
---------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
    Acquisitions, net of cash acquired                                 19          (1,457)        (14,676)
    Expenditures for property, plant and equipment                (49,212)        (37,387)        (32,360)
    Proceeds from disposals of property, plant and
     equipment                                                        675             648             618
    Distributions from equity joint ventures                        1,197             303               -
    Proceeds from sale of business                                      -             378               -
---------------------------------------------------------------------------------------------------------
       Net cash used by investing activities                      (47,321)        (37,515)        (46,418)
---------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
    Payments on term loan                                         (22,500)        (11,250)              -
    Revolving line of credit - net                                (16,500)         (4,500)         (5,000)
    Note payable                                                   (1,715)         (2,391)          4,105
    Proceeds from exercise of stock options                         1,645           3,355           5,271
    Purchases of common stock for treasury                           (922)        (19,853)        (13,458)
---------------------------------------------------------------------------------------------------------
      Net cash used by financing activities                       (39,992)        (34,639)         (9,082)
---------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents          121             (15)              -

Change in cash and cash equivalents                                 4,731          (5,447)         11,725
Cash and cash equivalents at beginning of year                     12,281          17,728           6,003
---------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                         $ 17,012        $ 12,281        $ 17,728
=========================================================================================================

See accompanying Notes to Consolidated Financial Statements.

ADVO, Inc. Annual Report to Shareholders 2003                                 27

CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS' EQUITY (DEFICIENCY)


                                                                                                        Additional
                                                               Common stock        Treasury stock         paid-in
(In thousands)                                               Shares    Amount    Shares      Amount       capital
------------------------------------------------------------------------------------------------------------------
Balance -
September 30, 2000                                            29,909   $ 299     (9,822)   $(195,149)    $188,271
Components of comprehensive income (loss):
       Net income
       Unrealized loss on derivative instruments
Total comprehensive income
Purchases of common stock for treasury                                             (376)     (13,458)
Cancellation of restricted stock                                (23)                                         (926)
Grants of restricted stock                                       60        1                                1,462
Exercise of stock options                                       372        3                     (13)       5,281
Tax effect - employee stock plans                                                                           4,109
Amortization of deferred compensation
=================================================================================================================

Balance -
September 29, 2001                                           30,318    $ 303    (10,198)   $(208,620)    $198,197
Components of comprehensive income (loss):
       Net income
       Unrealized gain on derivative instruments
       Cumulative translation adjustment
Total comprehensive income
Purchases of common stock for treasury                                             (556)     (19,853)
Grants of restricted stock                                       31                                         1,174
Exercise of stock options                                       245        3                                3,352
Tax effect - employee stock plans                                                                           2,441
Amortization of deferred compensation
=================================================================================================================

Balance -
September 28, 2002                                           30,594    $ 306    (10,754)   $(228,473)    $205,164
Components of comprehensive income:
       Net income
       Reclassification adjustment on derivative instruments
       Cumulative translation adjustment
Total comprehensive income
Purchases of common stock for treasury                                              (30)        (922)
Retirement of treasury shares                               (10,700)    (107)    10,700      227,696      (72,332)
Grants of restricted stock                                       62                                         2,101
Exercise of stock options                                        86        1          4          (17)       1,661
Tax effect - employee stock plans                                                                             658
Amortization of deferred compensation
-----------------------------------------------------------------------------------------------------------------

BALANCE -
SEPTEMBER 27, 2003                                           20,042    $ 200        (80)   $  (1,716)    $137,252
=================================================================================================================

                                                                                          Accumulated        Total
                                                            Accumulated   Unamortized       other        stockholders'
                                                              earnings      deferred     comprehensive       equity
(In thousands)                                               (deficit)    compensation   income (loss)    (deficiency)
----------------------------------------------------------------------------------------------------------------------
Balance -
September 30, 2000                                           $ (31,671)     $(2,322)             -         $(40,572)
Components of comprehensive income (loss):
       Net income                                               50,992                                       50,992
       Unrealized loss on derivative instruments                                            (5,273)          (5,273)
                                                                                                           --------
Total comprehensive income                                                                                   45,719
Purchases of common stock for treasury                                                                      (13,458)
Cancellation of restricted stock                                                926                               -
Grants of restricted stock                                                   (1,446)                             17
Exercise of stock options                                                                                     5,271
Tax effect - employee stock plans                                                                             4,109
Amortization of deferred compensation                                         1,867                           1,867
===================================================================================================================

Balance -
September 29, 2001                                           $  19,321      $  (975)       $(5,273)        $  2,953
Components of comprehensive income (loss):
       Net income                                               42,008                                       42,008
       Unrealized gain on derivative instruments                                             4,183            4,183
       Cumulative translation adjustment                                                       (33)             (33)
                                                                                                           --------
Total comprehensive income                                                                                   46,158
Purchases of common stock for treasury                                                                      (19,853)
Grants of restricted stock                                                   (1,174)                              -
Exercise of stock options                                                                                     3,355
Tax effect - employee stock plans                                                                             2,441
Amortization of deferred compensation                                         1,276                           1,276
===================================================================================================================

Balance -
September 28, 2002                                           $  61,329      $  (873)       $(1,123)        $ 36,330
Components of comprehensive income:
       Net income                                               49,544                                       49,544
       Reclassification adjustment on derivative instruments                                 1,090            1,090
       Cumulative translation adjustment                                                       188              188
                                                                                                           --------
Total comprehensive income                                                                                   50,822
Purchases of common stock for treasury                                                                         (922)
Retirement of treasury shares                                 (155,257)                                           -
Grants of restricted stock                                                   (2,101)                              -
Exercise of stock options                                                                                     1,645
Tax effect - employee stock plans                                                                               658
Amortization of deferred compensation                                         1,346                           1,346
-------------------------------------------------------------------------------------------------------------------

BALANCE -
SEPTEMBER 27, 2003                                           $ (44,384)     $(1,628)       $   155         $ 89,879
===================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

28  ADVO, Inc. Annual Report to Shareholders 2003

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BUSINESS

ORGANIZATION ADVO, Inc. ("ADVO" or the "Company") is a full service targeted marketing company that operates under one segment and is primarily engaged in soliciting and processing printed advertising from retailers, manufacturers and service companies for targeted distribution by both shared and solo mail to consumer households in the United States and Canada on a national, regional and local basis. Founded in 1929 as a hand delivery company, ADVO entered the direct mail industry as a solo mailer in 1946 and began its shared mail program in 1980. The Company currently is the largest commercial user of standard mail (formerly third-class mail) in the United States.

ADVO's direct mail products and services include shared mail and solo mail. ADVO also provides ancillary services to complement its direct mail programs. The Company's predominant source of revenue is from its shared mail programs. In these programs, the advertisements of several advertisers are combined in a single mail package. This offers the features of penetration and targeted marketing at a significant cost reduction when compared to mailing on an individual or solo mail basis. The Company's client base consists principally of national and local grocers, quick serve restaurants, drug stores, discount and department stores, auto service and home improvement centers. The Company's consumer website, ShopWise.com, allows retailers to electronically target promotions and values to consumers.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

STOCK SPLIT Subsequent to year-end, on October 16, 2003, the Company announced a three-for-two split of common stock. The stock split, effected in the form of a stock dividend, was paid on November 7, 2003 to common stockholders of record as of October 24, 2003. Par value of the common stock remained at $.01 per share and the number of authorized shares of common stock remained at 40 million shares. All share and per share data have been restated in the accompanying Consolidated Statements of Operations and Notes to Consolidated Financial Statements to give retroactive effect to this stock split.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of ADVO and its subsidiaries. All significant intercompany transactions and balances among ADVO and its subsidiaries have been eliminated. Certain reclassifications have been made in the fiscal 2002 and 2001 financial statements to conform with the fiscal 2003 presentation. ADVO's fiscal year closing date is the last Saturday in September.

The Company's investments in joint ventures that are not "majority owned" and controlled are accounted for under the equity method. The Company's portion of the earnings or losses of the joint ventures is recorded within other income/expense on the Consolidated Statements of Operations.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include highly liquid investment instruments with original maturities of three months or less when purchased. These investments are valued at cost, which approximates fair value.

INVENTORIES Inventories, which consist of raw materials, finished goods and spare parts, are valued at the lower of cost (first-in, first-out method) or market.

LONG-LIVED ASSETS Property, plant and equipment are recorded at cost and include amounts associated with the development of software for internal use. Depreciation and amortization are computed generally by the straight-line method over the estimated useful lives of the respective assets (ranging from 3 to 25 years) or over the terms of the related leases for leasehold improvements. The Company continually monitors its property, plant and equipment assets for impairment. In determining whether any impairment losses have occurred, the Company evaluates the expected cash flows, on an undiscounted basis, of the underlying assets.

GOODWILL AND OTHER INTANGIBLES Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards ("Statement") No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142.,goodwill and intangible assets that have indefinite useful lives are no longer subject to amortization. Accordingly, the Company ceased amortization of all goodwill upon adoption. Intangible assets that have a finite life continue to be amortized over their useful lives. Prior to adoption of Statement No. 142, the Company amortized goodwill and other intangible assets over their estimated useful lives.

Statement No. 142 also requires that goodwill be tested for impairment at least annually. Impairment exists when the carrying amount of goodwill exceeds its fair market value. The Company performed the impairment tests upon the adoption of Statement No. 142 on October 1, 2001 and has continued this impairment test in the

ADVO, Inc. Annual Report to Shareholders 2003                                 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

first quarter of each fiscal year. Fair value was determined using the discounted cash flow methodology. The Company has determined that no impairment of goodwill exists.

RECOGNITION OF REVENUES AND ACCOUNTS RECEIVABLE Revenues and accounts receivable are recognized when persuasive evidence of a sales arrangement exists and when services are rendered. The Company's services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the package has been accepted by the United States Postal Service. There is no risk pertaining to customer acceptance as the sales arrangement specifies a fixed and determinable price and collectibility is reasonably assured. Credit is extended based on an evaluation of each customer's financial condition; generally collateral is not required. Revenues are presented in the financial statements net of sales allowances and adjustments. Accounts receivable are presented in the financial statements net of allowances.

ALLOWANCE FOR DOUBTFUL ACCOUNTS The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectibility of its receivables on an ongoing basis taking into account a combination of factors. The Company reviews potential problems, such as past due accounts, a bankruptcy filing or deterioration in the customer's financial condition, to ensure the Company is adequately accrued for potential loss. Accounts are considered past due based on when payment was originally due. The Company also calculates a trended write-off of bad debts over a rolling 12-month period taking into account aging categories and historical trends. If a customer's situation changes, such as a bankruptcy or credit-worthiness, or there is a change in the current economic climate, the Company may modify its estimate of the allowance for doubtful accounts. The Company will write off accounts receivable at the time they are either deemed uncollectible or submitted to an outside agency for additional collection efforts.

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

Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement Nos. 137 and 138, requires companies to recognize all derivatives on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income until the hedge item is recognized in earnings. The Company's interest rate swap agreements are considered 'effective' under Statement No. 133 and, as a result, changes in fair value of the agreements are recorded in current assets or liabilities with the offset amount recorded to accumulated other comprehensive income (loss) in stockholders' equity. The Company had no outstanding derivative instrument arrangements at September 27, 2003.

STOCK-BASED COMPENSATION The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock plans. Accordingly, compensation cost is recognized only for those arrangements, such as restricted stock, where the quoted market price of the stock at the grant date is in excess of the amount the employee must pay to acquire the stock.

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

FOREIGN CURRENCY TRANSLATION The functional currency for the Company's Canadian operation is the Canadian dollar. As such, assets and liabilities are translated into United States dollars at month-end exchange rates. Income and expenses are translated into

30  ADVO, Inc. Annual Report to Shareholders 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

United States dollars at average rates of exchange for the reporting period. Net changes resulting from such translations are excluded from net income and are recorded as a separate component of accumulated other comprehensive income
(loss) in the consolidated financial statements. Gains and losses from foreign currency transactions are included in net income in the period in which they arise.

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

In June 2002, the Company paid cash of $0.7 million to acquire FACC Corporation ("FACC") which is based in Toronto, Canada. FACC includes both FACC and Breezeway Communications, Inc. and is an innovator in both targeting and distribution of in-home print advertising in Canada. FACC was renamed ADVO Canada. The purchase price was allocated to the fair value of assets acquired totaling $1.2 million and liabilities assumed of $1.0 million and resulted in goodwill of $0.5 million which is expected to be deductible for tax purposes. Under the terms of the purchase agreement with FACC, the Company may be required to pay certain contingencies if certain future earnings objectives are achieved. Upon completion of the first year, ADVO Canada met its earning targets and the previous shareholders received $0.2 million, which was recorded by the Company as additional goodwill, during the third quarter of fiscal 2003.

In May 2002, the Company acquired a franchise operation directly from the franchisee of the Company's MailCoups subsidiary for $0.2 million, which was subsequently sold in the last month of fiscal 2002 to an unrelated third party for an amount which approximates book value.

In April 2001, the Company acquired the New Jersey Shoppers Guide, a weekly direct mail shopper which is distributed in Southern New Jersey, for approximately $4.9 million. The purchase price was allocated to the fair value of the assets acquired totaling $0.9 million and liabilities assumed of $0.2 million and resulted in goodwill of $4.2 million.

In November 2000, the Company acquired Mail Marketing Systems, Inc. ("MMSI"), a privately held direct mail advertising company, for approximately $7.3 million, net of $1.7 million cash acquired. The purchase price was comprised of a $5.0 million cash payment and a $4.0 million note. The note was paid in its entirety by the end of fiscal 2003. During the second quarter of fiscal 2001, the Company paid an additional $1.0 million to MMSI's previous owners for contingent consideration in connection with the acquisition. The total purchase price was allocated to the fair value of assets acquired totaling $4.5 million, and liabilities assumed of $2.3 million, and resulted in goodwill of $7.8 million.

During fiscal 2002 and 2001, the Company invested approximately $0.5 million and $1.4 million, respectively, in two joint ventures and an Internet initiative. The total investment balance was $1.9 million and $1.7 million at September 27, 2003 and September 28, 2002, respectively, and is included in other assets.

ADVO, Inc. Annual Report to Shareholders 2003                                 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: GOODWILL AND OTHER INTANGIBLES

The following table reflects actual results of operations for the fiscal years ended September 27,2003 and September 28,2002 and pro-forma results of operations for the fiscal year ended September 29, 2001 had the Company applied the non-amortization provisions of Statement No. 142 in that period:

                                             Year ended       Year ended       Year ended
    (In thousands,                          September 27,    September 28,    September 29,
except per share data)                          2003             2002             2001
-------------------------------------------------------------------------------------------
Reported net income                            $49,544          $ 42,008         $5O,992
Add: Goodwill amortization, net of tax              --                --           1,025
-------------------------------------------------------------------------------------------
Adjusted net income                            $49,544          $ 42,008         $52,017
===========================================================================================
Reported basic earnings per share              $  1.67          $   1.40         $  1.68
Add: Goodwill amortization, net of tax              --                --             .03
-------------------------------------------------------------------------------------------
Adjusted basic earnings per share              $  1.67          $   1.40         $  1.71
===========================================================================================
Reported diluted earnings per share            $  1.64          $   1.38         $  1.65
Add: Goodwill amontization, net of tax              --                --             .03
-------------------------------------------------------------------------------------------
Adjusted diluted earnings per share            $  1.64          $   1.38         $  1.68
===========================================================================================

Included in other assets are amortizable intangibles, which consist primarily of airplane use rights and customer based intangibles. At September 27,2003 and September 28, 2002, the net carrying value of these assets was $3.2 million and $3.5 million, respectively.

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of property, plant and equipment and accumulated depreciation and amortization are as follows:

                                            September 27,    September 28,
(In thousands)                                  2003             2002
---------------------------------------------------------------------------
Land, building and
 building improvements                        $  25,398        $  17,282
Leasehold improvements                           26,380           23,998
Machinery and equipment                         104,801          104,439
Furniture and fixtures                           19,507           19,495
Computer hardware                                18,086           17,409
Computer software and
 software development costs                      85,925           72,293
Construction in progress                         35,217           21,385
---------------------------------------------------------------------------
Total                                           315,314          276,301
Less: accumulated depreciation
 and amortization                               172,289          147,913
---------------------------------------------------------------------------
Property, plant and equipment - net           $ 143,025        $ 128,388
===========================================================================

Construction in progress is comprised principally of costs associated with software systems for internal use that are expected to be placed in service in fiscal years 2004 and 2005.

NOTE 6: ACCRUED COMPENSATION AND BENEFITS

The composition of accrued compensation and benefits is as follows:

                           September 27,    September 28,
(In thousands)                 2003             2002
---------------------------------------------------------
Employee compensation         $ 11,921         $   8,824
Workers' compensation            6,705             6,931
Employee withholdings
 and other benefits              6,660             9,043
--------------------------------------------------------
Total                         $ 25,286         $  24,798
========================================================

During fiscal 2002, the Company incurred $4.8 million of organizational realignment charges primarily for the severance of approximately 60 employees and relocation costs. These costs, of which zero and $2.9 million were payable at September 27,2003 and September 28,2002, respectively, are included in employee withholdings and other benefits.

NOTE 7: FINANCING ARRANGEMENTS

The Company has a credit facility with a syndicate of lenders (the "Credit Agreement") consisting of a $135 million term loan and a $165 million revolving line of credit, The term loan has been reduced by scheduled term loan principal payments to date. The term loan's scheduled payments commenced in March 2002 and will end at maturity in December 2005. The entire amount of the revolving line of credit remains available until the Credit Agreement matures in December 2005. Mandatory repayments of debt in defined amounts are required in the event of certain transactions including the sale of certain assets. All of the assets of the Company and its subsidiaries have been pledged as collateral under the Credit Agreement.

The debt bears interest at either the LIBOR or at the bank's "base rate," whichever the Company chooses for each tranche, plus an "applicable margin" (based on certain financial ratios). The applicable margin for fiscal 2003 and 2002 ranged from 1.125% to 1.25% on the LIBOR rate and 0.125% to 0.25% on the base rate. The Company has the option to select interest rates at either the LIBOR or base rate at the time of borrowing and/or conversion. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

32  ADVO, Inc. Annual Report to Shareholders 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The outstanding facilities' balance and related interest rates inclusive of applicable margins are as follows;

                                                      LIBOR      Base Rate      Total
AS OF SEPTEMBER 27, 2003                             Interest     Interest   Outstanding
     (In thousands)                                    (a)         4.125%    Facilities
----------------------------------------------------------------------------------------
Term loan                                            $101,000     $    250     $101,250
Revolving line of credit                               21,000        8,000       29,000
                                                     --------     --------     --------
                                                     $122,000     $  8,250      130,250
Less: current portion                                                            36,250
                                                                               --------
                                                                               $ 94,000
=======================================================================================

                                                      LIBOR      Base Rate      Total
As of September 28, 2002                             Interest     Interest   Outstanding
     (In thousands)                                    (a)         5.00%     Facilities
----------------------------------------------------------------------------------------
Term loan                                            $120,000     $  3,750     $123,750
Revolving line of credit                               30,500       15,000       45,500
                                                     --------     --------     --------
                                                     $150,500     $ 18,750      169,250
Less: current portion                                                            22,500
                                                                               --------
                                                                               $146,750
=======================================================================================

(a) At September 27,2003, the revolving line of credit and term loan bear a one-month LIBOR rate of 2.245% and 2.235%, respectively. At September 28,2002, the revolving line of credit bore a one-month LIBOR rate of 3.07% and the term loan bore a three-month LIBOR rate of 3.06%.

Total maturities of long-term debt, which mature in December 2005, are as follows:

(In thousands)
---------------------------------------------
Fiscal year:
2004                                 $ 36,250
2005                                   51,250
2006                                   42,750
---------------------------------------------
Total maturities                     $130,250
=============================================

The revolving line of credit has been classified as long-term since management has the intent and ability to maintain the September 27,2003 outstanding balance throughout fiscal 2004.

The Company is required to maintain certain financial ratios under the Credit Agreement. In addition, the Credit Agreement places some restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional borrowings.

In connection with the Credit Agreement, the Company had historically been required to maintain Interest Rate Protection Agreements on notional amounts totaling $100 million to protect itself against three-month LIBOR rates exceeding 8.0% per annum. The Company's interest rate swap agreements, which expired on December 9, 2002, converted a portion of its floating rate debt to a fixed rate basis.

Due to the decline of interest rates in the general market, the interest rate swap agreements increased interest expense by $1.1 million in fiscal 2003, $5.2 million in fiscal 2002 and $1.5 million in fiscal 2001. The fair value of the interest rate swap agreements was a liability of $1.1 million at September 28,2002. During fiscal 2003, the interest rate swap agreements expired.

The Company pays fees on the unused commitments at a rate ranging from 0.30% to 0.50% depending on the Company's total debt ratio, as defined. As of September 27,2003, $126.4 million of the revolving line of credit was available for future borrowings.

The Company has capitalized a total of $9.1 million of debt issue costs directly associated with the issuance of debt in prior years. These costs are included in other assets and are being amortized over the term of the Credit Agreement. At September 27,2003 and September 28,2002, unamortized costs totaled $2.1 million and $3.1 million, respectively.

The Company has outstanding letters of credit of approximately $9.6 million under separate agreements primarily related to its workers' compensation program.

As interest rates for the financing arrangements are variable, the carrying amounts approximate fair value.

NOTE 8: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company has a Shareholder Protection Rights Plan (the "Rights Plan") to protect shareholders from potential unfair hostile takeovers. During the year, the Company amended the Rights Plan extending the expiration date to February 11, 2013, and updated the plan to reflect current market prices and benchmarks. Pursuant to the Rights Plan, common shareholders have one Right for each share of common stock held. The Rights become exercisable only in the event that any person acquires or commences a tender offer to acquire 15% or more of the Company's common stock, as defined.

During the previous fiscal years, the Company had announced several stock buyback programs. The Company accounts for treasury stock under the cost method. During the years ended September 27,2003, September 28,2002 and September 29, 2001, the Company purchased, in connection with the buyback programs, 10,000 shares for $0.3 million, 0.5 million shares for $17.3 million and 0.3 million shares for $11.0 million, respectively. Stock purchases under these programs exclude shares reacquired in connection with taxes

ADVO, Inc. Annual Report to Shareholders 2003                                 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

due from Associates on certain exercises under the Company's stock option plans. As of September 27, 2003, there were 0.2 million shares remaining to be purchased under the previously announced programs.

On September 26, 2003, the Company retired 10.7 million shares of treasury stock. The treasury stock retirement was effected by reducing the following on the Consolidated Balance Sheets: treasury stock by $227.7 million, common stock by $0.1 million, additional paid-in-capital by $72.3 million and accumulated earnings by $155.3 million. There was no effect to the Company's overall equity position as a result of the retirement.

At September 27, 2003, there were 4.5 million shares of common stock reserved for issuance upon the exercise of stock options.

NOTE 9: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                  Year ended       Year ended       Year ended
(In thousands, except            September 27,    September 28,    September 29,
   per share data)                   2003              2002             2001
--------------------------------------------------------------------------------
Net income                       $      49,544    $      42,008    $      50,992

Weighted average basic
  shares                                29,749           29,903           30,264
Effect of dilutive securities:
   Stock options                           341              428              618
   Restricted stock                         39               39               56
--------------------------------------------------------------------------------
Dilutive potential
  common shares                            380              467              674
--------------------------------------------------------------------------------

Weighted average diluted
  shares                                30,129           30,370           30,938
================================================================================

Basic earnings per share         $        1.67    $        1.40    $        1.68
================================================================================

Diluted earnings per share       $        1.64    $        1.38    $        1.65
================================================================================

Outstanding stock options to purchase common stock with an exercise price greater than the average market price of common stock were 1.6 million, 1.5 million and 1.0 million in fiscal 2003, 2002 and 2001, respectively, and are not included in the calculation of diluted earnings per share.

NOTE 10: SAVINGS PLANS

The Company has a savings plan for all employees that qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and other non-qualified savings plans. All plans feature both employee and employer matching contributions. The expense for matching contributions was $5.5 million, $5.5 million and $5.3 million for fiscal 2003, 2002 and 2001, respectively.

The Company has a rabbi trust agreement to protect the assets of its non-qualified deferred compensation plan ("Plan"). The Plan allows participants to defer amounts in excess of the dollar limitation regulated by the federal government to 401(k) plans. Each participant's account in the Plan is comprised of the participant's contribution, the Company's matching contribution and the Plan's earnings. In accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested," the accounts of the rabbi trust are reported in the Company's financial statements. As such, the Company's consolidated balance sheets at September 27, 2003 and September 28, 2002 reflect the investment in the rabbi trust and the offsetting deferred compensation obligation due to the Company's employees. These amounts are included in non-current assets and non-current liabilities, respectively. The deferred compensation plan investments are considered trading securities and as such are reported at fair value with the realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, recorded in operating income.

NOTE 11: STOCK COMPENSATION PLANS

The Company maintains several stock-based compensation plans relating to stock options and restricted stock awards.

Pro forma information regarding net income and earnings per share, as required by Statement No. 123 "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002 and 2001:

                           Year ended       Year ended       Year ended
                          September 27,    September 28,    September 29,
                              2003             2002             2001
-------------------------------------------------------------------------
Risk free rate of
  interest                    5.3%             4.4%             5.0%
Dividend yield                0.0%             0.0%             0.0%
Volatility factor              41%              32%              39%
Expected life of
  option (years)              5.2              4.7              4.8
-------------------------------------------------------------------------

34  ADVO, Inc. Annual Report to Shareholders 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average fair value of options granted was $13.84 in 2003, $13.23 in 2002 and $16.40 in 2001.

                                      Year ended       Year ended       Year ended
(In thousands, except                September 27,    September 28,    September 29,
   per share amounts)                    2003             2002             2001
------------------------------------------------------------------------------------
Net income, as reported              $     49,544     $      42,008    $      50,992

Deduct: Total stock-based
compensation expense determined
under fair value based method
for all awards, net of related
tax effects                                 4,094             4,640            4,538
------------------------------------------------------------------------------------

Pro forma net income                 $     45,450     $      37,368    $      46,454
====================================================================================

Earnings per share:
Basic - as reported                  $       1.67     $        1.40    $        1.68
Basic - pro forma                    $       1.53     $        1.25    $        1.53
====================================================================================

Diluted - as reported                $       1.64     $        1.38    $        1.65
Diluted - pro forma                  $       1.51     $        1.24    $        1.51
====================================================================================

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the stock options' vesting period ranging from 1 to 4 years. The pro forma effect on net income and related earnings per share may not be representative of future years' impact since the terms and conditions of new grants may vary from the current terms.

STOCK OPTIONS The Company's 1998 Incentive Compensation Plan (the "1998 Plan") allows a Committee appointed by the Board of Directors to grant both cash and equity awards including stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards as deemed appropriate to Directors and employees of the Company. The 1998 Plan provides for the granting of both incentive and non-qualified stock options. Currently, the Company has only granted non-qualified stock options which are generally exercisable 25% each year, cumulatively, beginning one year from the date of grant. The terms of the options may not exceed ten years, and the option price shall not be less than the fair market value of the common stock on the date of grant. As of September 27, 2003, there were 1.3 million shares available for future grant under the 1998 Plan.

The 1998 Plan contains a reload feature for all options granted prior to June 30, 2002, that allows for the exercise of options in "stock-for-stock" transactions. The number of reload options awarded upon the exercise of existing options is equal to the number of shares traded in to pay the exercise price of the options and to satisfy tax withholding requirements. The expiration date of a reload option would be the same as that of the original option unless otherwise determined by the Committee. Reload options are authorized with respect to options that are themselves granted as reload options. Subsequent to June 30, 2002, all future grants do not include a reload feature.

Information with respect to the Company's stock option plans is summarized below:

                                                                      Weighted
                                                                  Average Exercise
                                                     Shares            Price
----------------------------------------------------------------------------------
Outstanding at September 30, 2000                   3,211,573        $15.805
Granted                                               831,212         26.937
Cancelled                                            (385,596)        16.422
Exercised                                            (741,125)        13.811
----------------------------------------------------------------------------------

Outstanding at September 29, 2001                   2,916,064         19.403
Granted                                               813,855         25.625
Cancelled                                            (112,683)        21.541
Exercised                                            (608,121)        15.597
----------------------------------------------------------------------------------

Outstanding at September 28, 2002                   3,009,115         21.775
Granted                                               578,025         22.926
Cancelled                                            (201,784)        23.427
Exercised                                            (219,436)        17.718
----------------------------------------------------------------------------------

OUTSTANDING AT SEPTEMBER 27, 2003                   3,165,920        $22.161
==================================================================================

                                 OPTIONS OUTSTANDING
----------------------------------------------------------------------------------
                                               Weighted Average       Weighted
 Range of Exercise        Outstanding as of       Remaining       Average Exercise
      Prices              September 27, 2003   Contractual Life        Price
----------------------------------------------------------------------------------
 $ 5.75 - $13.79               485,547               4.7              $11.412
  14.33 -  18.04               450,118               5.0               17.132
  18.25 -  23.61               627,010               8.5               22.165
  24.38 -  25.80               683,513               7.5               25.536
  26.15 -  27.00               493,178               7.3               26.980
  27.33 -  30.82               426,554               6.1               28.717
----------------------------------------------------------------------------------
                             3,165,920               6.7              $22.161
==================================================================================

                           OPTIONS EXERCISABLE
------------------------------------------------------------------
                            Exercisable as of         Weighted
 Range of Exercise            September 27,       Average Exercise
      Prices                      2003                 Price
------------------------------------------------------------------
 $ 5.75 - $13.79                393,341               $10.910
  14.33 -  18.04                436,617                17.148
  18.25 -  23.61                105,246                21.148
  24.38 -  25.80                278,301                25.219
  26.15 -  27.00                217,889                27.000
  27.33 -  30.82                323,913                28.562
------------------------------------------------------------------
                              1,755,307               $20.599
==================================================================

ADVO, Inc. Annual Report to Shareholders 2003                                 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESTRICTED STOCK The Company maintains the 1990 Non-Employee Directors' Restricted Stock Plan ("1990 Non-Employee Plan") which provides for the granting of 187,500 shares of common stock to non-employee directors. These grants of restricted stock vest after one year.

The Company issued restricted stock grants of 93,000 shares in fiscal 2003, 46,500 shares in fiscal 2002 and 53,138 shares in fiscal 2001. The weighted average grant price of the restricted shares granted during fiscal 2003, 2002 and 2001 was $22.592, $25.238 and $27.523, respectively. The Company cancelled no restricted shares in fiscal 2003 or in fiscal 2002 and 34,800 restricted shares in fiscal 2001. At September 27, 2003, there were 113,195 shares of outstanding restricted stock.

The market value of shares at the date of the restricted stock award in excess of cash consideration received is charged to operations over the stock award's restriction period. The compensation cost charged against income over the restriction period was $1.3 million, $1.3 million and $1.9 million for the years ended September 27, 2003, September 28, 2002 and September 29, 2001, respectively. Unamortized deferred compensation was $1.6 million and $0.9 million at September 27, 2003 and September 28, 2002, respectively, and is recorded in unamortized deferred compensation within stockholders' equity.

NOTE 12: INCOME TAXES

The components of the provision for income taxes are as follows:

                                    Year ended       Year ended         Year ended
                                   September 27,    September 28,      September 29,
 (In thousands)                        2003             2002               2001
------------------------------------------------------------------------------------
Federal:
    Current                        $      16,667    $      21,106          $  23,266
    Foreign                                  113                -                  -
    Deferred tax                           6,369              868              2,467
------------------------------------------------------------------------------------
Total Federal                             23,149           21,974             25,733
------------------------------------------------------------------------------------
State:
    Current                                1,340            1,993              2,067
    Foreign                                   57                -                  -
    Deferred tax                           1,319              180                511
------------------------------------------------------------------------------------
Total State                                2,716            2,173              2,578
------------------------------------------------------------------------------------
Total Provision                    $      25,865    $      24,147          $  28,311
====================================================================================

The Company's effective income tax rate differed from the federal statutory rate due to the following:

                                 Year ended      Year ended         Year ended
                                September 27,   September 28,      September 29,
                                    2003            2002               2001
--------------------------------------------------------------------------------
Federal statutory rate              35.0%           35.0%              35.0%
State income taxes, net of
  federal benefit                    2.3             2.1                2.1
Research & development
  credit                            (2.8)              -                  -
Other                               (0.2)           (0.6)              (1.4)
--------------------------------------------------------------------------------
Effective income tax rate           34.3%           36.5%              35.7%
================================================================================

The decrease in the effective tax rate in fiscal 2003 was primarily due to research and development tax credits earned by the Company.

Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                               September 27,      September 28,
(In thousands)                                     2003               2002
-------------------------------------------------------------------------------
Deferred income tax assets:
  Deferred compensation                         $     5,449       $      7,820
  Employee benefits                                   5,660              5,651
  Allowance for accounts receivable                   5,103              4,885
  Other                                               3,163              4,096
-------------------------------------------------------------------------------
  Total deferred income tax assets              $    19,375       $     22,452
-------------------------------------------------------------------------------
Deferred income tax liabilities:
  Property, plant and equipment                     (25,999)           (20,825)
  Prepaid assets                                       (645)            (1,208)
-------------------------------------------------------------------------------
Net federal and state deferred income
  tax (liabilities) assets                      $    (7,269)      $        419
===============================================================================

NOTE 13: COMMITMENTS AND CONTINGENCIES

ADVO leases property and equipment under noncancellable operating lease agreements that expire at various dates through 2016. The leases generally provide that the Company pays the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 27, 2003 under long-term noncancellable operating leases are as follows:

(In thousands)
-------------------------------------------------------------------------------
Fiscal year:
2004                                                                $ 12,908
2005                                                                   9,157
2006                                                                   7,450
2007                                                                   6,454
2008                                                                   5,609
Thereafter                                                            13,618
-------------------------------------------------------------------------------
Total minimum lease payments                                        $ 55,196
===============================================================================

36  ADVO, Inc. Annual Report to Shareholders 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 27, 2003, September 28, 2002 and September 29, 2001 was approximately $20.6 million, $20.0 million and $19.7 million, respectively.

The Company has various agreements with International Business Machines Corporation ("IBM") Global Services to provide systems development, technical support, a customer support center and server farm management services to the Company. The noncancellable portions of these contracts have lapsed, allowing the Company the option to cancel these contracts subject to termination charges ranging from $9.9 million in fiscal 2004 to $0.2 million in fiscal 2008 depending on the year in which the cancellation becomes effective. The agreements also provide for the Company to pay cost of living adjustments due to inflation. In addition, the Company may receive additional credits or charges if IBM does not meet or exceed certain baseline utilization assumptions and service level standards.

The Company has cancellable agreements with various paper suppliers to assure the continuity of supply as well as supply of proper paper grades. Approximately 60% of the Company's expected paper requirements are covered by these agreements. The Company has negotiated prices that are tied to a published paper price index. These arrangements expire at various dates through June 30, 2004.

ADVO is party to various legal proceedings and claims related to its normal business operations, including several suits in which it is a defendant. In the opinion of management, the Company has substantial and meritorious defenses for these claims and proceedings in which it is a defendant, and management believes these matters will be ultimately resolved without a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION

                             Year ended       Year ended       Year ended
                            September 27,    September 28,    September 29,
(In thousands)                  2003             2002             2001
---------------------------------------------------------------------------
Cash paid during the
year for:
 Interest expense              $  7,394        $ 12,487         $ 17,134
 Income taxes                    12,993          20,941           24,802
---------------------------------------------------------------------------
   Total cash paid             $ 20,387        $ 33,428         $ 41,936
===========================================================================
Non-cash
 activities
 during the year
 for:
 Increase
  (decrease) in the
  fair value of
  interest rate
  swap agreements              $  1,090        $  4,183         $ (5,273)
 Note receivable
  from sale of
  business                            -               -              415
 Deferred
 compensation plan
  investment gains
  (losses)                        1,687          (1,033)           3,208
---------------------------------------------------------------------------
   Total non-cash
   activities                  $  2,777        $  3,150         $ (1,650)
===========================================================================

NOTE 15: EQUITY INVESTMENTS AND RELATED PARTY TRANSACTIONS

The Company owns a 50% interest in Detroit Weekend Direct ("DWD") and New England Direct ("NED") and accounts for these interests under the equity method. These joint ventures are with specific metropolitan area newspapers and create integrated print advertising solutions by combining targeted direct mail with newspaper distribution. DWD was formed in October 2001 of fiscal 2002 and NED was formed in July 2001 of fiscal 2001. NED activity in fiscal 2001 was minimal. ADVO's equity investment balance in these joint ventures was $0.9 million and $0.7 million at September 27, 2003 and September 28, 2002, respectively.

The results of operations of the equity investments are summarized as follows (Unaudited):

                                    Year ended         Year ended
                                   September 27,      September 28,
     (In thousands)                    2003               2002
-------------------------------------------------------------------
Revenues                             $  18,824          $  8,347
Net income                           $   2,952          $     94

ADVO's equity earnings               $   1,476          $     47
===================================================================

At September 27, 2003 and September 28, 2002, the Company had a payable due to these joint ventures, recorded within accrued other expenses, of $0.8 million and $0.5 million, respectively, resulting from transactions in the normal course of business. During fiscal 2003, 2002 and 2001, the Company recorded revenues of $2.3 million, $1.2 million and zero, respectively, associated with production of the mail packages for the joint ventures.

ADVO, Inc. Annual Report to Shareholders 2003                                 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. The Company adopted Statement No. 143 at the beginning of fiscal 2003 and such adoption had no effect on the Company's financial position and results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and for the disposal of a segment of a business. The Company adopted Statement No. 144 at the beginning of fiscal 2003 and such adoption had no effect on the Company's financial position and results of operations.

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which supercedes Emerging Issues Task Force Issue ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Associated with a Restructuring)." Statement No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when management is committed to an exit plan. Such liabilities should be recorded based on their fair value, as defined. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company recorded a severance charge in the first quarter of fiscal 2003 and recognized the liability in accordance with Statement No. 146.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure requirements of Statement No. 123, "Accounting for Stock-Based Compensation," to require more prominent and additional disclosure in both annual and interim financial statements on the method of accounting for stock-based compensation. The interim disclosure provisions were effective for financial reports for interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of Statement No. 148 in the second quarter of fiscal 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Guarantees of Indebtedness of Others" ("FIN No. 45") which requires companies to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 provides specific guidance for identifying the characteristics of contracts that are subject to its guidance in its entirety from those only subject to the initial recognition and measurement provisions. The recognition and measurement provisions of FIN No. 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002.

The disclosure requirements of FIN No. 45 are effective for interim and annual period financial statements ending after December 15, 2002. The Company's contingent consideration related to the acquisition of ADVO Canada in June 2002 is subject to the disclosure requirements of FIN No. 45. If certain earning targets are met by ADVO Canada, the Company will be required to pay an additional payment of up to a maximum of $0.7 million through 2005. Upon completion of the first year, ADVO Canada met its earning targets and the previous shareholders received $0.2 million during the third quarter of fiscal 2003.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46") which addresses when a company should consolidate an entity based on the variable interest model of FIN No. 46. It defines a variable interest entity ("VIEs") as those entities in which equity investors do not have the characteristics of a controlling financial interest or in which equity investors do not bear the residual economic risks. For all VIEs formed after February 1, 2003, FIN No. 46 is effective for fiscal years or interim periods beginning after June 15, 2003. For all other VIEs, FIN No. 46 is effective for periods ending after December 15, 2003. FIN No. 46 did not have any impact on the Company's financial position and results of operations in fiscal 2003 and the Company is currently evaluating the effect, if any, that FIN No. 46 may have on its financial statements in the first quarter of fiscal 2004.

38  ADVO, Inc. Annual Report to Shareholders 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: SUBSEQUENT EVENTS

The Company intends to relocate the existing Hartford, Connecticut production facility to another Hartford area location. During fiscal 2003, the Company entered into a lease agreement for this property with lease payments expected to begin in June 2004. The lease agreement includes the right to purchase the property, which the Company exercised subsequent to year-end. Such purchase will take place upon completion of the building that is expected to occur during the third quarter of fiscal 2004. The purchase price, which is dependent upon construction costs and is limited to a negotiated maximum amount, is estimated to be approximately $18.0 million.

The following events were announced by the Company on October 16, 2003:

STOCK DIVIDEND The Company issued a three-for-two split of its common stock effected in the form of a stock dividend. As a result of the split, stockholders received one additional share of common stock for every two shares held. The stock dividend was paid on November 7, 2003 to common shareholders of record as of October 24, 2003.

QUARTERLY CASH DIVIDEND The Company established a regular quarterly cash dividend. The initial quarterly dividend was aligned with the stock split and was paid at a rate of $0.11 per share ($0.44 per year) post-split.

STOCK REPURCHASE AUTHORIZATION The Company increased its stock repurchase authorization to a total of 1.5 million post-split shares.

DEBT REFINANCE Subsequent to year end, during the first half of December 2003, the Company replaced its existing credit facilities with $125 million private placement senior secured notes ("notes") with several institutional lenders and a $150 million revolving line of credit with a syndicate of banks. This refinancing will provide a long-term source of capital to enhance the Company's flexibility for the future.

The $125 million notes consist of $65 million notes at a fixed interest rate of 5.71% and $60 million notes at a variable interest rate based upon LIBOR rate plus 0.92%. The notes have a 10-year life and mature in 2013.

The $150 million revolving line of credit ("revolver") has a four-year life and remains available until maturity in 2007. The revolver bears interest at either the LIBOR rate or at the bank's "base rate," plus an "applicable margin" (based on certain financial ratios). The applicable margin ranges from 0.875% to 1.50% on the LIBOR rate and 0% to 0.50% on the base rate.

As of result of the above transaction, the Company extinguished its existing term loan and portions of its revolving line of credit and will write off approximately $1.4 million of debt issue costs associated with the existing facilities during the first quarter of fiscal 2004.

NOTE 18: QUARTERLY FINANCIAL DATA (UNAUDITED)

(In millions, except per share data)

Fiscal year ended                   First         Second          Third         Fourth
September 27, 2003                 Quarter        Quarter        Quarter        Quarter
----------------------------------------------------------------------------------------
Revenues                          $   291.2      $   287.1      $   289.7      $   295.2
Gross profit                           76.8           74.8           75.9           76.4
Operating income                       20.0           18.7           21.6           21.3
Net income                             10.9           10.9           13.6           14.1
Basic earnings per share                .37            .37            .46            .47
Diluted earnings per share              .36            .36            .45            .46
Common stock price
  High                                23.14          23.30          30.13          31.39
  Low                                 17.19          19.67          21.71          26.97
========================================================================================

Fiscal year ended                   First         Second          Third         Fourth
September 28, 2002                 Quarter        Quarter       Quarter(1)     Quarter(2)
-----------------------------------------------------------------------------------------
Revenues                          $   286.9      $   274.4      $   280.9      $   287.8
Gross profit                           79.5           72.6           74.1           73.1
Operating income                       23.0           17.2           19.3           20.7
Net income                             12.1            8.4           10.1           11.4
Basic earnings per share                .40            .28            .34            .38
Diluted earnings per share              .40            .28            .33            .38
Common stock price
  High                                28.66          29.83          31.05          26.28
  Low                                 22.53          24.30          23.75          19.85
=========================================================================================

(1) Includes a pretax charge of approximately $4.2 million, or $.09 per share, related to an organizational realignment charge to strengthen the focus of the Company's sales and marketing efforts.

(2) Includes a pretax charge of $0.6 million, or $.01 per share, reflecting additional realignment charges announced in the third quarter of fiscal 2002.


ADVO, Inc. Annual Report to Shareholders 2003                                 39

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of ADVO, Inc.:

We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 27, 2003 and September 28, 2002 and the related consolidated statements of operations, cash flows, and changes in stockholders' equity (deficiency) for each of the three years in the period ended September 27, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 27, 2003 and September 28, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 27, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
    Ernst & Young LLP

Hartford, Connecticut
October 16, 2003

REPORT OF FINANCIAL RESPONSIBILITY

To the Stockholders of ADVO, Inc.:

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


                                   /s/ Gary M. Mulloy
                                       GARY M. MULLOY
                                       Chairman and Chief Executive Officer

                                   /s/ James M. Dahmus
                                       JAMES M. DAHMUS
                                       Senior Vice President and Chief Financial
                                       Officer

                                   /s/ John D. Speridakos
                                       JOHN D. SPERIDAKOS
                                       Vice President and Controller

                                       October 16, 2003

40  ADVO, Inc. Annual Report to Shareholders 2003