Form 10-K, Exhibit 13
period 2004-09-25
ADVO INC
filed 2004-12-09
CIK 801622

                                                                               .
                                                                               .
                                                                               .
                                                                      Exhibit 13




Financial Report

FINANCIAL SECTION
TABLE OF CONTENTS

Selected Financial Data ........................................................................... 17
Financial Report .................................................................................. 18
Consolidated Statements of Operations ............................................................. 28
Consolidated Balance Sheets ....................................................................... 29
Consolidated Statements of Cash Flows ............................................................. 30
Consolidated Statements of Changes in Stockholders' Equity ........................................ 31
Notes to Consolidated Financial Statements ........................................................ 32
Report of Independent Registered Public Accounting Firm ........................................... 44
Report of Financial Responsibility ................................................................ 44
Corporate Information ............................................................................. 45

ADVO - 16

                                                         Selected Financial Data

                                         YEAR ENDED         Year ended         Year ended         Year ended          Year ended
(In millions, except per share data)  SEPTEMBER 25, 2004 September 27, 2003 September 28, 2002 September 29, 2001 September 30, 2000
------------------------------------  ------------------ ------------------ ------------------ ------------------ ------------------
SUMMARY OF OPERATIONS
Revenues                                 $  1,245.8          $  1,163.1         $  1,130.1         $  1,137.2        $  1,129.2
Operating income                               81.0                81.6               80.2               97.0              96.3
Net income                                     48.7                49.5               42.0               51.0              48.8
Diluted earnings per share(1)                  1.59                1.64               1.38               1.65              1.57
Dividends declared per share                   0.44                  --                 --                 --                --
Weighted average diluted shares(1)             30.7                30.1               30.4               30.9              31.2

(In millions)                         SEPTEMBER 25, 2004 September 27, 2003 September 28, 2002 September 29, 2001 September 30, 2000
------------------------------------  ------------------ ------------------ ------------------ ------------------ ------------------
BALANCE SHEET DATA
Cash and cash equivalents                 $     30.3         $     17.0         $     12.3         $     17.7         $      6.0
Total assets                                   427.4              353.5              329.6              321.7              288.8
Long-term debt                                 125.2               94.0              146.8              173.8              180.0
Total debt                                     125.2              130.3              171.0              189.1              190.0
Stockholders' equity (deficiency)              141.8               89.1               35.8                2.4              (41.0)

(1) Diluted earnings per share and weighted average diluted shares for the years ended September 30, 2000 through September 27, 2003 have been restated for a three-for-two stock split, effected in the form of a stock dividend, to shareholders of record on October 24, 2003.

                                                                       ADVO - 17

Financial Report

This section should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

Financial Overview

Highlighting the fiscal 2004 results of ADVO, Inc. ("ADVO" or the "Company") was a 7.1% increase in revenue. Increased advertising piece volumes as a result of increased client demand drove this revenue growth. Over the past two years ADVO has focused on customized solutions to meet clients' needs via its Breakout Growth strategy, which focuses the Company's efforts on major clients and on vertical growth categories such as grocery, casual dining and home furnishing sectors, to name a few. This focus has resulted in growing revenues, especially evident in the fiscal 2004 revenue results. The Company's core shared mail programs showed gains across advertising retail categories and across the country. In the fourth quarter the Company announced market expansions with the start-up of additional advertising programs on alternative days of the week in Southern California and Pittsburgh.

Fiscal 2004 results include operating income of $81.0 million, which reflects a 0.8% decrease from fiscal 2003, and diluted earnings per share (EPS) of $1.59, decreasing 3.0% from the prior year. The Company's operating results were impacted by a $3.9 million pre-tax charge related to the departure of the Company's former Chief Executive Officer ("CEO") and a $1.4 million write-off of unamortized debt issue costs associated with the Company's debt refinancing activities.

The Company's debt balance at September 25, 2004 was its lowest debt level since the Company's initial assumption of debt in 1996. During the first quarter of fiscal 2004, the Company replaced its existing credit facilities through the private placement of $125 million senior secured notes with several institutional investors and a $150 million revolving line of credit with a syndicate of banks. This refinancing provides a long-term source of capital, enhancing the Company's flexibility in the future. The Company finished the year with $125 million of senior secured notes outstanding and no borrowings against the revolving line of credit.

Throughout fiscal 2004, the Company maintained a strong focus on cash management. The Company finished the year with a cash balance of $30.3 million, increasing $13.3 million over the prior year despite cash outflows for quarterly dividends and capital expenditures, including outlays for the construction of the Company's new production facility in Windsor, Connecticut. Shareholders' equity was $141.8 million, reflecting an increase of $52.8 million over fiscal 2003.

To enhance shareholder value in fiscal 2004, the Company announced the following steps:

- a three-for-two stock split effected in the form of a stock dividend to shareholders of record on October 24, 2003;

- the payment of a regular quarterly cash dividend of $0.11 per share or $0.44 annually; and

- an increase in the Company's stock repurchase program to a total of 1.5 million shares.

Results of Operations

FISCAL 2004 COMPARED TO FISCAL 2003

REVENUES

The Company reported revenues of $1,245.8 million in fiscal 2004, increasing $82.7 million over fiscal 2003 revenues of $1,163.1 million. The 7.1% revenue growth was primarily attributable to volume gains in the Company's shared mail products, which were achieved through increased business in existing markets and increased frequency of mailings in response to client demand. The revenue growth was present across the country and in each of the Company's top ten advertising categories, with the exception of the grocery category which would have grown absent the grocery strike. The grocery category was negatively impacted by the grocery strike in Southern California that ended during the Company's second quarter. The revenue volume gains were also illustrated by the growth by shared mail packages and shared mail pieces delivered. Shared mail packages increased 4.9% to 3.576 billion packages and shared mail pieces increased 9.9% to 29.8 billion pieces. Average shared mail pieces per package, another key performance indicator of the Company, was 8.33, increasing 4.8% over fiscal 2003.

Offsetting the volume increases mentioned above was a 1.7% decrease in shared mail revenue per thousand pieces to $38.28 for fiscal 2004. This decline reflects the shift in product mix to lower-priced products and a decrease in pricing.

ADVO - 18

                                                                Financial Report

During the fourth quarter of fiscal 2004, the Company announced the start-up of several additional advertising programs on alternative days of the week in Southern California and Pittsburgh. These programs commenced in the middle of September and included approximately $1.8 million of revenues. The Company believes these programs represent opportunities for future growth because they offer the Company's targeting capabilities to advertisers who prefer delivery on alternative days of the week and also allows the Company to offer these markets to national clients.

OPERATING EXPENSES

The $56.5 million increase in fiscal 2004 cost of sales over the prior year was primarily attributable to higher distribution and print costs. Distribution costs, predominantly postage costs, increased 6.2% over the prior year. The Company incurred increased postage costs as a result of the volume growth in shared mail pieces and packages delivered. Print expense increased 15.2% due to the print costs associated with the growth of certain shared mail products. Also included in cost of sales were $2.4 million of costs associated with the new programs in Southern California and Pittsburgh that began in the fourth quarter. The Company opened a second facility in Los Angeles to fulfill the incremental demand driven by the expected volume increases in Southern California from the new weekend program and the continued growth in existing programs.

Cost of sales as a percentage of revenue decreased 0.4 percentage points from 73.9% in fiscal 2003 to 73.5% in fiscal 2004. This improvement was driven by increased revenue associated with the growth in average shared mail pieces per package in fiscal 2004 and the resulting efficiencies in postage utilization.

As a percentage of revenue, selling, general and administrative costs, including the provision for bad debts ("SG&A" costs) were 19.1% in fiscal 2003 compared to 20.0% in fiscal 2004. SG&A costs increased $26.8 million over the prior year and were comprised of a $16.9 million increase in selling expense and a $9.9 million increase in general and administrative costs.

Selling expense increased over the prior fiscal year mainly due to increased commission and sales support costs directly associated with the fiscal 2004 revenue growth. Also contributing to the increased selling costs were the Company's continued investments in selling capabilities associated with its Breakout Growth strategy. In addition, bad debts expense increased $3.0 million during fiscal 2004 primarily due to receivables associated with two specific clients.

The year-over-year increase in general and administrative costs was primarily due to the following factors:

- a $4.0 million increase in employee benefits costs due to rising medical and insurance costs;

- the $3.9 million severance charge associated with the departure of the Company's former CEO;

- a $1.4 million increase in depreciation expense primarily as a result of certain phases of the service delivery redesign project being placed into service; and

- increases in miscellaneous costs, including insurance premiums for directors and officers and legal fees.

In fiscal 2004 certain reductions in general and administrative expenses offset the year-over-year increases mentioned above. Specifically, the Company did not incur in fiscal 2004 the consulting expenses to the level recorded in fiscal 2003 related to that year's project that focused on accelerating the Company's revenue growth potential. The Company also paid lower incentive compensation wages in fiscal 2004 than fiscal 2003.

OPERATING INCOME

This year the Company experienced a slight decrease in operating income, recording $81.0 million in fiscal 2004 versus $81.6 million in fiscal 2003. Fiscal 2004's operating results were negatively impacted by the $3.9 million pretax charge related to the departure of the Company's former CEO.

INTEREST EXPENSE

For fiscal 2004, the Company reported interest expense of $5.4 million versus $7.4 million in fiscal 2003. This $2.0 million decrease was primarily due to lower interest rates and a lower average outstanding debt balance. The average outstanding debt balance was $138.3 million in fiscal 2004 versus $163.5 million in 2003. Although market forecasts indicate that interest rates may rise during fiscal 2005, the Company intends to focus on maintaining conservative outstanding debt balances and to limit additional interest expense.

In an effort to lower interest expense and provide additional sources of capital for the Company's ongoing operations, on December 4, 2003, the Company replaced its existing credit facilities, term loan and revolving line of credit, with the private placement of

                                                                       ADVO - 19

Financial Report

senior secured notes and a new bank revolver. The Company concluded that the replacement of the term loan with senior secured notes met the criteria of an extinguishment of debt per EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments." Consequently, all unamortized debt issue costs associated with the term loan were written off. In addition, the Company followed the guidance per EITF 98-14, "Debtor's Accounting for Changes in the Line-of-Credit or Revolving-Debt Arrangements," to calculate the amount of unamortized debt issue costs associated with the replacement of the revolving line of credit. In total, the Company wrote off $1.4 million of unamortized debt issue costs associated with the previous credit facilities.

EQUITY EARNINGS IN JOINT VENTURES

The Company owns a 50% interest in Detroit Weekend Direct ("DWD") and New England Direct ("NED") and accounts for these interests under the equity method. These joint ventures with specific metropolitan newspapers create integrated print advertising solutions by combining targeted direct mail with newspaper distribution. The Company's equity earnings in joint ventures increased $1.2 million to $2.6 million in fiscal 2004 primarily driven by increased revenue performance in the DWD joint venture.

INCOME TAXES

The Company's effective tax rate for fiscal 2004 was 36.0% versus 34.3% in fiscal 2003. The lower effective tax rate in fiscal 2003 was the result of R&D credits earned and taken by the Company. Due to the absence of these credits, the effective income tax rate for fiscal 2005 is expected to be approximately between 38% and 39%.

EARNINGS PER SHARE

The Company reported diluted earnings per share of $1.59 in fiscal 2004 compared to $1.64 in fiscal 2003. The fiscal 2004 diluted earnings per share were impacted negatively in the aggregate amount of $0.11 per share by charges discussed above related to the departure of the Company's former CEO ($0.08) and the write-off of the unamortized debt issue costs associated with the debt retirement ($0.03).

FISCAL 2003 COMPARED TO FISCAL 2002

REVENUES

Fiscal 2003 revenues of $1,163.1 million increased $33.0 million over fiscal 2002 revenues. Volume gains associated with the Company's core shared mail prod-ucts were the largest contributor to the 2.9% revenue growth. The volume growth was driven by a 4.0% increase in total shared mail pieces, from 26.1 billion pieces in fiscal 2002 to 27.1 billion pieces in fiscal 2003, and a 1.2% increase in total shared mail packages delivered, from 3.369 billion packages in fiscal 2002 to 3.411 billion packages in fiscal 2003. In addition, average shared mail pieces per package were 7.95 for fiscal 2003, representing a 2.8% increase over the prior fiscal year.

Revenues for the year ended September 27, 2003 also included $5.5 million of incremental revenues associated with the acquisition of ADVO Canada in June 2002. Offsetting the revenue growth in fiscal 2003 was lower shared mail revenue per thousand pieces primarily due to shifts in product mix and weights as a result of higher volume in lower-priced products. The shifts in product mix and weights contributed to the 1.6% decrease in shared mail revenue per thousand pieces, from $39.56 for the year ended September 28, 2002, to $38.93 for the year ended September 27, 2003.

OPERATING EXPENSES

Cost of sales as a percentage of revenue was 73.9% for fiscal 2003, increasing
0.4 percentage points over the same prior year period. In absolute terms, cost of sales increased $28.4 million, from $830.8 million in fiscal 2002 to $859.2 million in fiscal 2003. This was largely caused by a 4.3% increase in distribution costs, which are primarily comprised of postage costs. Postage costs increased over the prior year due to the shared mail piece and package growth, as well as the price increase from fiscal 2002's postal rate increase. Also contributing to the increase in cost of sales were higher facilities and overhead costs, which included such items as utilities, insurance and increased rent associated with the modernization of certain facilities. Offsetting these increased costs were operational efficiencies at the Company's production facilities. The Company manufactured a greater number of pieces and packages in its facilities during fiscal 2003, resulting in the cost per thousand pieces manufactured decreasing 6.5% for fiscal 2003 as compared to fiscal 2002.

As a percentage of revenue, SG&A costs were 19.1% representing a decrease of 0.3 percentage points from fiscal 2002. This decrease attests to the Company's commitment to actively manage costs. In

ADVO - 20

                                                                Financial Report

absolute terms, SG&A costs, including the provision for bad debts, increased $3.1 million over the prior year. SG&A costs for fiscal 2003 included higher incentive compensation and costs for a project focused on accelerating the Company's revenue growth potential. The costs for this project totaled $10.3 million for fiscal 2003 and included incremental costs such as: consulting expenses, additional compensation and other re-deployed costs associated with the formation of this project group. Offsetting these costs was lower bad debts expense of $4.3 million due to improved credit and collection efforts. Also affecting year-over- year comparisons were charges of $4.2 million and $0.6 million in the third and fourth quarters of fiscal 2002, respectively, related to organizational realignment charges to strengthen the Company's sales and marketing organization.

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

EQUITY EARNINGS IN JOINT VENTURES

In fiscal 2003 equity earnings in joint ventures increased $1.4 million over the prior year. The increase was mainly related to the profitability of the joint venture, which was in its start-up phase during fiscal 2002.

INCOME TAXES

The Company's effective tax rate for fiscal 2003 was 34.3% versus 36.5% in fiscal 2002. The lower effective tax rate was due to R&D tax credits earned by the Company.

EARNINGS PER SHARE

The Company reported diluted earnings per share of $1.64 for fiscal 2003 compared to $1.38 for fiscal 2002. This 18.8% increase over fiscal 2002 was the combination of improved operating income, lower interest expense and higher earnings from the joint ventures, along with a lower effective income tax rate.

Financial Condition, Liquidity and Capital Resources

STOCKHOLDERS' EQUITY

Stockholders' equity was $141.8 million at September 25, 2004, increasing $52.8 million from September 27, 2003. The increase was essentially attributable to fiscal 2004 earnings of $48.7 million. Other significant stockholders' equity activity included $23.0 million of employee stock plan transactions and the associated tax benefits relating to the vesting of restricted stock and the exercise of stock options. Of this amount, $16.2 million related to stock option exercises executed by the Company's former CEO and the associated tax benefits to the Company for these exercises. Offsetting these increases were treasury stock transactions of $5.2 million related to elections by employees to satisfy tax withholding requirements for stock option exercises and quarterly cash dividends totaling $13.3 million.

On October 16, 2003, the Company announced a three-for-two stock split of its common stock, effected in the form of a stock dividend to shareholders of record on October 24, 2003. The stock split was recorded by increasing common stock by $0.1 million and decreasing accumulated earnings by $0.1 million on the Consolidated Balance Sheets (issuance of 10 million shares at $0.01 par value). There was no effect to the Company's overall equity position as a result of the stock split.

Also, on October 16, 2003, the Company announced an increase in its stock repurchase authorization to a total of 1.5 million shares. During fiscal 2004, no shares were purchased under the stock repurchase program.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes selected measures of liquidity and capital resources.

                                  September 25,  September 27,
(In millions)                         2004           2003
-------------                     -------------  -------------
Cash and cash equivalents          $     30.3     $     17.0
Cash generated from
  operating activities             $     92.4     $     91.9
Working capital                    $     89.2     $     30.9
Working capital ratio                    1.77           1.23
Total debt                         $    125.2     $    130.3

                                                                       ADVO - 21

Financial Report

The Company's primary source of liquidity has been cash and cash equivalents and cash generated from operating activities. The Company also has unused commitments under its revolving line of credit that may be used to fund operating activities.

The Company's cash and cash equivalents consist of bank balances and short-term investment funds. These investments have a high degree of liquidity and the maturities of these funds do not exceed three months. The management of cash is carefully controlled both to optimize returns on cash balances and to ensure that it is readily available to meet the Company's operating requirements as they arise. The amount of cash on hand and borrowings available under the credit facilities are influenced by a number of factors including, fluctuations in the Company's operating results, revenue growth, accounts receivable collection, the level of capital expenditures, cash requirements related to financing instruments, vendor terms and the timing of tax and other payments.

Based on current earnings projections and the prevailing economic conditions for customer demand, the Company believes that over the next 12 months it will have sufficient liquidity from cash and cash equivalents, cash flow from operating activities and borrowings from unused commitments on its revolving line of credit to fund its operations and working capital requirements as currently planned, its capital plan expenditures, interest payments on its indebtedness, contractual obligations, investments in additional advertising programs and anticipated quarterly cash dividends. While it is the Company's intention to pay quarterly cash dividends in fiscal 2005 and beyond, any decision to pay future cash dividends will be made by the Company's Board of Directors and will depend upon the Company's earnings, financial condition and other factors.

SOURCES AND USES OF CASH

The Company's financial position remained strong throughout fiscal 2004 with cash and cash equivalents increasing $13.3 million over fiscal 2003. Cash inflows from operating activities totaled $92.4 million, while cash outflows were $68.5 million for investing activities and $10.7 million for financing activities.

OPERATING ACTIVITIES Net cash provided by operating activities for fiscal 2004 was $92.4 million, slightly increasing $0.5 million from net cash provided by operating activities for fiscal 2003. The Company's earnings, which are the primary driver of cash provided by operating activities, remained relatively consistent year-over-year. In addition, the year-over-year change included non-cash charges to earnings, specifically a decrease in deferred income taxes offset to a degree by an increase to the provision for bad debts primarily due to receivables associated with two specific clients.

In fiscal 2004, the Company's principal working capital requirements, which also affected the net cash provided by operating activities, were as follows:

- an increase in accounts receivable primarily due to the 12% revenue growth for the month of September compared to the same month of the prior year. The revenue growth was attributable to shared mail pieces and packages growth. Also contributing to the increase was the extension of credit terms to existing major clients, however the Company maintained the same accounts receivable level of percent current as the previous fiscal year;

-     an increase in accounts payable due to the timing of vendor payments;

- an increase in accrued compensation and benefits primarily due to the severance accrual recorded for the departure of the Company's former CEO that will be paid over the next two years; and

- an increase in accrued other expenses due to higher client incentives, higher legal contingencies and the timing of interest expense payments.

Net cash provided by operating activities was $91.9 million for fiscal 2003, representing a 37.8% increase from fiscal 2002. The year-over-year increase was primarily attributable to the Company's improved operating results and increases in non-cash charges to earnings from the provision for deferred income taxes and depreciation expense offset to a degree by lower bad debts expense due to lower trended write-offs.

In fiscal 2003, the Company's principal working capital requirements, which also affected the net cash provided by operating activities, were as follows:

- an increase in accounts receivable due to decreases in allowances as a result of lower trended write-offs and improved collections;

- an increase in prepaid and other current assets due in part to higher insurance premiums;

-     an increase in accounts payable related to the timing of vendor payments;

- an increase in income taxes payable as a result of a change in the payment date by the IRS; and

ADVO - 22

                                                                Financial Report

- lower accrued other liabilities, primarily related to the expiration of the Company's interest rate swap agreements and lower accrued interest payable.

The Company's interest rate swap agreements, which expired on December 9, 2002, converted a portion of its floating rate debt to a fixed basis. At September 27, 2003, the fair value of the interest rate swap agreement was zero representing a fair value decrease of $1.1 million from September 28, 2002. Accrued interest payable decreased $1.9 million from fiscal 2002 due to the timing of interest payments and lower market rates of interest due in part to the expiration of the interest rate swap agreements which fixed interest at approximately 7.2%. The average interest rate was approximately 4.5% in fiscal 2003 versus approximately 7.1% in fiscal 2002.

INVESTING ACTIVITIES Net cash used by investing activities of $68.5 million for the year ended September 25, 2004 was primarily due to capital expenditures of $71.0 million. Equity distributions of $2.6 million received from the Company's joint ventures decreased the net cash used by investing activities.

Acquisitions of property, plant and equipment totaled $71.0 million for fiscal 2004 as compared to $49.2 million for fiscal 2003. This $21.8 million increase was primarily due to the land and construction costs associated with the relocation of the Company's former Hartford, Connecticut production facility to a new location in Windsor, Connecticut. The construction costs for the Company's new facility were recorded to construction in progress ("CIP"), a component of property, plant and equipment. At September 25, 2004, the balance in CIP associated with the new facility was approximately $3.7 million reflecting some additional areas that have not been fully completed. The majority of the construction costs were placed into service when the new facility opened in September 2004. The total cost of the new facility through fiscal 2004 was $25.0 million, which includes $1.6 million of land acquisition costs.

Other property, plant and equipment expenditures for fiscal 2004 included:

- $10.9 million for the deployment of Alphaliners (computerized mail sorters) and other production equipment; and

- $4.6 million of computer hardware primarily to meet the needs of financial and operational software currently being developed by the Company.

During fiscal 2004 the Company continued to develop software for the service delivery redesign project that is scheduled to be implemented through fiscal 2005. This project will upgrade current software applications, employ new technology and work processes to speed information flow, and will automate several functions throughout the organization. Certain phases of the new software and systems were placed in service during fiscal 2003 and 2004 with the remaining expected to be placed in service during fiscal 2005. In fiscal 2004, the Company capitalized $25.3 million relating to software and software development.

In fiscal 2003, net cash used by investing activities of $47.3 million was comprised of capital expenditures totaling $49.2 million for projects similar to those discussed above. The fiscal 2003 costs were as follows: $26.1 million for software and software development, $5.2 million for production equipment, $3.4 million for computer hardware and $9.1 million for renovations to certain of the Company's facilities. In fiscal 2003, $1.2 million of equity distributions from the Company's joint ventures offset the capital expenditures.

The Company's capital expenditures for fiscal 2004 were significantly higher than in previous years due to the construction of the new facility. The Company's fiscal 2005 capital plan estimates capital expenditures to be approximately $45.0 million to $50.0 million, returning to past annual spending levels. Historically, cash from operating activities has been sufficient to cover the financing of these capital expenditures. The Company expects this trend will continue and that cash from operating activities will be sufficient to cover future capital expenditures.

FINANCING ACTIVITIES Net cash used by financing activities was $10.7 million in fiscal 2004 and reflects the following debt activity resulting from the refinancing in the first quarter of fiscal 2004:

- the net effect of the payment of the term loan and borrowing of the senior secured notes;

-     net repayments on the revolving line of credit; and

-     the payment of $2.2 million of debt issue costs.

Other financing outflows for fiscal 2004 included quarterly cash dividend payments totaling $13.3 million and treasury stock transactions of $5.2 million pursuant to elections by employees to satisfy tax withholding requirements. Financing activity inflows for the year included proceeds of $15.2 million from stock options exercises, $9.2 million of which

                                                                       ADVO - 23

Financial Report

represented proceeds from exercises by the Company's former CEO.

Financing activities in fiscal 2003 were primarily comprised of debt payments of $39.0 million, including both net payments on the prior revolver and scheduled principal payments on the term loan.

On December 4, 2003, the Company replaced its existing credit facilities. The aggregate principal amount of the new credit agreements totals $275 million and includes the private placement of $125 million senior secured notes with several institutional investors and a $150 million revolving line of credit ("revolver") with a syndicate of banks.

The senior secured notes consist of $65 million notes at a fixed interest rate of 5.71% (Series A Notes) and $60 million notes at a variable interest rate of LIBOR rate plus 0.92% (Series B Notes). The senior secured notes have a ten-year life and mature in December 2013. Interest is payable semiannually on the Series A and quarterly on the Series B Notes.

The revolver has a four-year life and remains available until maturity in December 2007. The revolver bears interest, at the Company's option, equal to the LIBOR rate or to the bank's "base rate" plus an "applicable margin" based on certain financial ratios. The applicable margin ranges from 0.875% to 1.50% on the LIBOR rate and 0% to 0.50% on the base rate. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever is shorter.

At September 25, 2004, the senior secured notes accounted for the entire outstanding debt balance of $125.0 million. Since the Company's cash flow from operating activities was strong, the Company did not need to borrow from the revolving line of credit at year-end. As a result there was no outstanding bal-ance on the revolving line of credit. The Company anticipates it will be able to meet its debt obligations through funds generated from operations.

The Company pays fees on the unused commitments at a rate ranging from 0.20% to 0.40% depending on the Company's debt ratio, as defined in the definitive agreement governing the revolver. At September 25, 2004, there was $138.4 million available for future borrowings, which reflects $11.6 million utilized by letters of credit under separate agreements related to the Company's workers' compensation program.

In the first quarter of fiscal 2004, the Company capitalized $2.2 million of debt issue costs directly associated with the issuance of the new debt. These costs are included in other assets and are being amortized either over the ten-year life of the senior secured notes or over the four-year life of the revolver, whichever is applicable.

Under the terms of the senior secured notes and the revolver, the Company is required to maintain certain financial ratios. The credit facilities also place restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional debt.

CONTRACTUAL OBLIGATIONS

The Company anticipates it will be able to meet the commitments detailed below through funds generated from operations or from available credit under its revolving line of credit.

(In millions)                 Total Debt      Operating leases
-------------                 ----------      ----------------
Less than one year            $      0.2      $        13.8
One to three years                    --               28.2
Four to five years                    --               12.3
After five years                   125.0               12.8
                              ----------      -------------
Total                         $    125.2      $        67.1
                              ==========      =============

The Company's long-term debt obligations are discussed above in the "Financing Activities" section. The amount of $0.2 million listed in the "less than one year" category represents the fair value of the Company's fixed to floating interest rate swap agreement at September 25, 2004.

The Company leases property in its normal business operations under noncancellable operating leases. Certain of these leases contain renewal options and certain leases also provide for cost escalation payments.

The Company has various agreements with International Business Machines Corporation ("IBM") Global Services to provide systems development, technical support, a customer support center and server farm management services to the Company. The noncancellable portions of these contracts have lapsed, allowing the Company the option to cancel these contracts subject to termination charges ranging from $7.1 million in fiscal 2005 to $0.3 million in fiscal 2008, depending on the year in which the cancellation becomes effective.

ADVO - 24

                                                                Financial Report

The Company has cancellable agreements with various paper suppliers to assure the continuity of supply as well as the supply of proper paper grades. Approximately 70% of the Company's expected paper requirements are covered by these agreements. The Company has negotiated prices that are tied to a published paper price index. These arrangements expire at various dates through 2006.

The Company has outstanding letters of credit of approximately $11.6 million under separate agreements expiring in April 2005, primarily relating to its workers' compensation program.

Market Risk

The Company's interest expense is sensitive to changes in interest rates. In this regard, changes in interest rates affect the interest paid on its debt. To mitigate the impact of interest rate fluctuations, the Company maintains interest rate swap agreements.

The Company entered into one interest rate swap agreement with a notional amount of $25 million to swap a portion of the 5.71% fixed rate interest on the Company's $65 million senior secured notes for variable rate interest. At September 25, 2004, the fair market value of this agreement was a gain of $0.2 million. This fair value hedge expires on December 4, 2013.

The Company entered into three separate four-year interest rate swap agreements with notional amounts totaling $25 million to swap a portion of the variable rate interest on the Company's $60 million senior secured notes for fixed rate interest. The start and maturity dates of these agreements are detailed in Note 8 of the Company's financial statements. At September 25, 2004, the fair market value of the agreement in effect was a loss of $0.6 million.

If interest rates should change by 2 percentage points in fiscal 2005 from those rates in effect at September 25, 2004, interest expense would increase/decrease by approximately $1.6 million. These amounts are determined by considering the hypothetical interest rates on the Company's borrowing cost. The sensitivity analysis also assumes no changes in the Company's financial structure.

Critical Accounting Policies

Critical accounting policies are defined as those that are most important to the portrayal of a company's financial condition and results of operations and which require complex or subjective judgments or estimates. The most significant areas involving management estimates and assumptions are detailed below. Actual results could differ from those estimates under different assumptions and conditions. Historically, actual results have not differed significantly from the Company's estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectibility of its receivables on an ongoing basis taking into account a combination of factors. On a monthly basis, the Company conducts meetings to identify and review potential problems, such as a bankruptcy filing or deterioration in the customer's financial condition, to ensure the Company is adequately accrued for potential loss. The Company also calculates a trended write-off of bad debts over a rolling 12-month period and takes into account aging categories, historical trends and specific accounts. If a customer's situation changes, such as bankruptcy or creditworthiness, or there is a change in the current economic climate, the Company may modify its estimate of the allowance for doubtful accounts.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess purchase price paid over the fair value of net assets acquired in connection with the purchase of a business. The Company is required to test goodwill annually for impairment. Impairment exists when the carrying amount of goodwill exceeds its fair market value. The Company's goodwill impairment test was performed by comparing the net present value of projected cash flows to the carrying value of goodwill. The Company utilized discount rates determined by management to be similar with the level of risk in the current business model. The Company performed the annual impairment testing during the first quarter of fiscal 2004 and determined that no impairment of goodwill exists. Although no change is expected, if the assumptions the Company made regarding estimated cash flows, such as future operating performance and other factors used to determine the fair value, are less

                                                                       ADVO - 25

Financial Report

favorable than expected, the Company may be required to record an impairment charge.

REVENUE RECOGNITION

Revenues are recognized when persuasive evidence of a sales arrangement exists and when services are rendered. The Company's services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the package has been accepted by the United States Postal Service. There is no risk pertaining to customer acceptance and the sales arrangement specifies a fixed and determinable price and collectibility is reasonably assured. The Company provides for a reserve against revenues for estimated claims resulting from billing adjustments and sales adjustments in the event of incorrect or untimely mailings of customers' advertising material. The amount of this reserve is evaluated monthly taking into account historical trends, specific items and trended sales adjustments.

SELF-INSURANCE CLAIMS

The Company self-insures a significant portion of expected losses under its workers' compensation program and medical benefits claims. The Company's lia-bility represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The workers' compensation accrual is based on an analysis of historical data and independent actuarial estimates, and is reviewed by the Company on a quarterly basis to ensure the liability is appropriate. Actuarial assumptions take into account claim-development factors based on loss history, economic conditions, the frequency or severity of claims, and settlement prac-tices. The medical benefits claims accrual is based upon historical, trended claims and an independent actuarial estimate. The Company maintains stop loss coverage for medical benefits claims with a third party insurer to limit the Company's total liability exposure. Unexpected changes in claim trends, including the severity and frequency of claims, actuarial estimates, and medical cost inflation could result in costs that are significantly different than initially reported. The Company believes these estimates are reasonable based on information currently available, however, the possibility exists that future claims-related liabilities could increase due to unforeseen circumstances.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These accounting estimates will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes.

Significant estimates and assumptions include, in addition to those detailed above:

- DEPRECIABLE LIVES OF ASSETS Depreciation is computed generally by the straight-line method over the estimated useful lives of the respective assets. The valuation and classification of these assets and the assignment of useful depreciable lives is based on the Company's estimate of useful lives of similar assets.

- ACCRUAL FOR CLIENT INCENTIVES The Company bases its estimate for client incentives on the terms in the customer's contract, future volume expectations for the client's mailings and past historical trends of similar client incentives.

- INCOME TAXES The Company's future effective tax rate could be affected by changes in the valuation of deferred tax assets or liabilities or changes in federal or state tax laws or interpretations of the law. In addition, the Company is subject to the examination of its income tax returns by the Internal Revenue Service and other tax authorities. The Company considers the effect of legislative developments and the outcome of IRS examinations when it updates its estimate of the quarterly tax rate.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which was revised in December 2003 ("FIN No. 46-R"). This new rule requires that companies consolidate a variable interest entity if the company is subject to a majority of the risk of loss from the variable interest entity's activities and/or is entitled to receive a majority of the entity's residual returns. The provisions of FIN No.46-R were required to be applied as of the end of the first reporting period after March 15, 2004 for the variable interest entities in which the company holds a variable interest that it acquired

ADVO - 26

                                                                Financial Report

on or before January 31, 2003. The adoption of FIN No. 46-R did not have any impact on the financial position or results of operations of the Company.

On October 13, 2004, the FASB concluded that Statement No.123R,"Share-Based Payment," would require the fair value of stock options to be recognized in the financial statements as compensation expense. The proposed requirements in the exposure draft would be effective for the Company's fourth quarter of fiscal 2005. The pro-forma impact of stock option expensing is calculated as required under FASB Statement No. 123, "Accounting for Stock-Based Compensation," and disclosed in Note 12 of the Company's consolidated financial statements. However, the actual impact to our financial statements upon adoption of the proposed standard may differ from the pro-forma information included in Note 12 due to differences in the option- pricing models used, estimates and assumptions, and the options to be included in the calculation upon adoption. The Company will monitor the status of the proposed standard and will evaluate the impact to our financial position and results of operations when the final standard is issued, tentatively scheduled by the FASB to be on or about December 15,2004.

Business Outlook

The following business outlook is as of the date of this annual report and is subject to the Company's safe harbor and guidance policies detailed below in "Forward Looking Statements."

Given the Company's revenue growth trends in the second half of fiscal 2004, as well as expected continued economic and retail recovery, the Company expects revenue to grow in the range of 9 to 11% during fiscal 2005. This assumes that broad-based increases in demand across advertising categories and geographies continue, and the Company continues to have success in its strategy to grow its share of advertising spent by large national clients. The Company's investment in distribution costs and facilities to support the new advertising programs in Southern California, Pittsburgh, and other smaller programs across the country will have a negative effect on margins and EPS for fiscal 2005.
Despite this, the Company believes that profit growth from existing programs will more than offset these investments and will result in fiscal 2005 diluted EPS in the range of $1.80 to $1.85.

Forward Looking Statements

Except for the historical information stated herein, the matters discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such forward looking statements are based on current information and expectations and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward looking statements. The Company's business is promotional in nature, and ADVO serves its clients on a "just in time" basis. As a result, fluctuations in the amount, timing, pages and weight, and kinds of advertising pieces can vary significantly from week to week, depending on its customers' promotional needs, inventories and other factors. In any particular quarter these transactional fluctuations are difficult to predict, and can materially affect the Company's revenue and profit results. The Company's business contains additional risks and uncertainties that include but are not limited to: general changes in customer demand and pricing, the possibility of consolidation throughout the retail sector, the impact of economic and political conditions on retail advertising spending and our distribution system, postal and paper prices, possible governmental regulation or legislation affecting aspects of the Company's business, the efficiencies achieved with technology upgrades, the number of shares the Company will purchase in the future under its buyback program, fluctuations in interest rates related to the outstanding debt and other general economic factors.

                                                                       ADVO - 27

Consolidated Statements of Operations

                                                           YEAR ENDED                Year ended        Year ended
                                                          SEPTEMBER 25,             September 27,     September 28,
(In thousands, except per share data)                        2004                       2003              2002
-------------------------------------                     -------------             -------------     -------------
REVENUES                                                  $  1,245,838              $  1,163,113      $  1,130,113
COSTS AND EXPENSES:
  Cost of sales                                                915,767                   859,223           830,800
  Selling, general and administrative                          242,256                   218,422           211,024
  Provision for bad debts                                        6,837                     3,826             8,086
                                                          ------------              ------------      ------------

OPERATING INCOME                                                80,978                    81,642            80,203
Interest expense                                                (5,364)                   (7,356)          (13,238)
Debt issue costs associated with debt retirement                (1,401)                       --                --
Equity earnings (loss) in joint ventures                         2,601                     1,356               (70)
Other expense, net                                                (682)                     (233)             (740)
                                                          ------------              ------------      ------------
INCOME BEFORE INCOME TAXES                                      76,132                    75,409            66,155
Provision for income taxes                                      27,408                    25,865            24,147
                                                          ------------              ------------      ------------
NET INCOME                                                $     48,724              $     49,544      $     42,008
                                                          ============              ============      ============

EARNINGS PER SHARE:
  Basic earnings per share                                $       1.61              $       1.67      $       1.40
  Diluted earnings per share                              $       1.59              $       1.64      $       1.38
                                                          ============              ============      ============

DIVIDENDS DECLARED PER SHARE                              $       0.44              $         --      $         --
                                                          ============              ============      ============
Weighted average basic shares                                   30,193                    29,749            29,903
Weighted average diluted shares                                 30,680                    30,129            30,370
                                                          ============              ============      ============

See accompanying Notes to Consolidated Financial Statements.

ADVO - 28

                                                     Consolidated Balance Sheets

                                                                      SEPTEMBER 25,     September 27,
(In thousands, except share data)                                        2004              2003
---------------------------------                                     -------------     -------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                           $     30,284      $     17,012
  Accounts receivable, less allowances of $5,229 in 2004 and
    $4,831 in 2003                                                         149,606           122,104
  Inventories                                                                2,123             2,491
  Prepaid expenses and other current assets                                  7,788            10,875
  Deferred income taxes                                                     15,484            12,496
                                                                      ------------      ------------
        TOTAL CURRENT ASSETS                                               205,285           164,978

Property, plant and equipment - net                                        177,937           143,025
Investment in deferred compensation plan                                    12,800            11,106
Goodwill                                                                    22,514            22,242
Other assets                                                                 8,873            12,130
                                                                      ------------      ------------
        TOTAL ASSETS                                                  $    427,409      $    353,481
                                                                      ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt                                   $         --      $     36,250
  Accounts payable                                                          51,880            36,581
  Accrued compensation and benefits                                         28,050            25,286
  Customer advances                                                          8,650             4,991
  Federal and state income taxes payable                                     3,405            10,398
  Accrued other expenses                                                    24,088            20,559
                                                                      ------------      ------------
        TOTAL CURRENT LIABILITIES                                          116,073           134,065

Long-term debt                                                             125,159            94,000
Deferred income taxes                                                       25,330            19,765
Deferred compensation plan                                                  13,821            11,917
Other liabilities                                                            5,205             4,666

STOCKHOLDERS' EQUITY
  Preferred Stock, $.01 par value
    (Authorized 5,000,000 shares, none issued)                                  --                --
  Common Stock, $.01 par value (Authorized 80,000,000 shares,
    issued 31,020,658 in 2004 and 20,042,005 in 2003)                          310               200
  Additional paid-in capital                                               160,145           137,252
  Unamortized deferred compensation                                         (1,879)           (1,628)
  Accumulated deficit                                                       (9,073)          (44,384)
  Less shares of common stock held in treasury at cost,
    214,893 in 2004 and 79,889 in 2003                                      (6,547)           (1,716)
  Less shares of common stock held in deferred compensation trust           (1,021)             (811)
  Accumulated other comprehensive (loss) income                               (114)              155
                                                                      ------------      ------------
        TOTAL STOCKHOLDERS' EQUITY                                         141,821            89,068
                                                                      ------------      ------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $    427,409      $    353,481
                                                                      ============      ============

See accompanying Notes to Consolidated Financial Statements.

                                                                       ADVO - 29

Consolidated Statements of Cash Flows

                                                              YEAR ENDED               Year ended               Year ended
(In thousands)                                            SEPTEMBER 25, 2004       September 27, 2003       September 28, 2002
--------------                                            ------------------       ------------------       ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                           $      48,724            $       49,544           $        42,008
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
  CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
     Depreciation                                                35,901                    33,671                    29,080
     Amortization of intangibles and
        deferred compensation                                     1,703                     1,715                     1,639
     Amortization of debt issue costs                               627                       992                       992
     Deferred income taxes                                        2,810                     7,688                     1,048
     Provision for bad debts                                      6,837                     3,826                     8,086
     Equity (earnings) loss from joint ventures                  (2,601)                   (1,356)                       70
     Debt issue costs associated with debt retirement             1,401                        --                        --
     Other                                                           53                       128                      (243)
CHANGE IN OPERATING ASSETS AND LIABILITIES,
  NET OF EFFECTS OF ACQUISITIONS:
     Accounts receivable                                        (34,408)                   (5,217)                   (8,764)
     Inventories                                                    371                       (61)                      779
     Prepaid expenses and other current assets                    2,650                    (3,735)                      250
     Investment in deferred compensation plan                       491                       (81)                     (149)
     Other assets                                                 3,917                       402                    (4,580)
     Accounts payable                                            15,385                     3,572                    (5,409)
     Accrued compensation and benefits                            2,769                       461                     3,215
     Deferred compensation plan                                    (491)                       81                       149
     Customer advances                                            3,653                    (2,182)                   (4,968)
     Federal and state income taxes payable                        (954)                    5,933                     2,365
     Other liabilities                                            3,580                    (3,458)                    1,154
                                                          -------------            --------------           ---------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                92,418                    91,923                    66,722
                                                          -------------            --------------           ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisitions, net of cash acquired                            (220)                       19                    (1,457)
     Expenditures for property, plant and equipment             (70,955)                  (49,212)                  (37,387)
     Proceeds from disposals of property,
        plant and equipment                                          97                       675                       648
     Distributions from equity joint ventures                     2,559                     1,197                       303
     Proceeds from sale of business                                  --                        --                       378
                                                          -------------            --------------           ---------------
        NET CASH USED BY INVESTING ACTIVITIES                   (68,519)                  (47,321)                  (37,515)
                                                          -------------            --------------           ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments on term loan                                     (101,250)                  (22,500)                  (11,250)
     Revolving line of credit - net                             (29,000)                  (16,500)                   (4,500)
     Proceeds on private placement notes                        125,000                        --                        --
     Note payable                                                    --                    (1,715)                   (2,391)
     Proceeds from exercise of stock options                     15,230                     1,645                     3,355
     Treasury stock transactions                                 (5,179)                     (922)                  (19,853)
     Payment of debt issue costs                                 (2,213)                       --                        --
     Cash dividends paid                                        (13,274)                       --                        --
                                                          -------------            --------------           ---------------
        NET CASH USED BY FINANCING ACTIVITIES                   (10,686)                  (39,992)                  (34,639)
                                                          -------------            --------------           ---------------

Effect of exchange rate changes on cash
  and cash equivalents                                               59                       121                       (15)
                                                          -------------            --------------           ---------------

Change in cash and cash equivalents                              13,272                     4,731                    (5,447)
Cash and cash equivalents at beginning of year                   17,012                    12,281                    17,728
                                                          -------------            --------------           ---------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $      30,284            $       17,012           $        12,281
                                                          =============            ==============           ===============

See accompanying Notes to Consolidated Financial Statements.

ADVO - 30

                      Consolidated Statements of Changes in Stockholders' Equity

                                                        Additional  Unamortized  Accumulated
                                         Common stock    paid-in     deferred     earnings
(In thousands)                           Shares  Amount  capital    compensation  (deficit)
--------------                          -------- ------ ----------  ------------ -------------
Balance  -
September 29, 2001                       30,318  $  303 $  198,197   $  (975)    $  19,321
Components of comprehensive
     income (loss):
  Net income                                                                        42,008
  Unrealized gain on derivative
     instruments
  Cumulative translation
     adjustment
Total comprehensive income
Treasury stock transactions
Activity in deferred
     compensation trust
Grants of restricted stock                   31              1,174    (1,174)
Exercise of stock options                   245       3      3,352
Tax effect - employee stock plans                            2,441
Amortization of deferred compensation                                  1,276
                                        =======  ====== ==========  ========     =========

Balance  -
September 28, 2002                       30,594  $  306 $  205,164   $  (873)    $  61,329
Components of comprehensive
     income:
  Net income                                                                        49,544
  Reclassification adjustment on
     derivative instruments
  Cumulative translation adjustment
Total comprehensive income
Treasury stock transactions
Activity in deferred
     compensation trust
Retirement of treasury shares           (10,700)   (107)   (72,332)               (155,257)
Grants of restricted stock                   62              2,101    (2,101)
Exercise of stock options                    86       1      1,661
Tax effect - employee stock plans                              658
Amortization of deferred compensation                                  1,346
                                        =======  ====== ==========  ========     =========
Balance  -
September 27, 2003                       20,042  $  200 $  137,252   $(1,628)    $ (44,384)
Components of comprehensive
income (loss):
  Net income                                                                        48,724
  Unrealized loss on derivative
  instruments, net of taxes
  Cumulative translation adjustment
Total comprehensive income
Treasury stock transactions
Activity in deferred
  compensation trust
Cancellation of restricted stock            (24)              (662)      662
Grants of restricted stock                   82       1      2,636    (2,612)
Exercise of stock options                   911       9     14,873
Tax effect - employee stock plans                            6,046
Stock split (three-for-two)              10,010     100                               (100)
Cash dividends declared
  ($0.44 per share)                                                                (13,313)
Amortization of deferred compensation                                  1,699
                                        =======  ====== ==========  ========     =========

BALANCE  -
SEPTEMBER 25, 2004                       31,021  $  310 $  160,145   $(1,879)    $  (9,073)
                                        =======  ====== ==========  ========     =========

                                                            Stock held     Accumulated
                                                            in deferred       other            Total
                                          Treasury stock    compensation   comprehensive   stockholders'
(In thousands)                           Shares    Amount      trust      income (loss)        equity
--------------                          -------- ---------- ------------  --------------   -------------
Balance  -
September 29, 2001                      (10,198) $(208,620) $    (553)    $    (5,273)     $    2,400
Components of comprehensive
     income (loss):
  Net income                                                                                   42,008
  Unrealized gain on derivative
     instruments                                                                4,183           4,183
  Cumulative translation
     adjustment                                                                   (33)            (33)
                                                                                           ==========
Total comprehensive income                                                                     46,158
Treasury stock transactions                (556)   (19,853)                                   (19,853)
Activity in deferred
     compensation trust                                            69                              69
Grants of restricted stock                                                                         --
Exercise of stock options                                                                       3,355
Tax effect - employee stock plans                                                               2,441
Amortization of deferred compensation                                                           1,276
                                        =======  =========  =========     ===========      ==========
Balance  -

September 28, 2002                      (10,754) $(228,473) $    (484)    $    (1,123)     $   35,846
Components of comprehensive
     income:
  Net income                                                                                   49,544
  Reclassification adjustment on
     derivative instruments                                                     1,090           1,090
  Cumulative translation adjustment                                               188             188
                                                                                           ==========
Total comprehensive income                                                                     50,822
Treasury stock transactions                 (30)      (922)                                      (922)
Activity in deferred
     compensation trust                                          (327)                           (327)
Retirement of treasury shares            10,700    227,696                                         --
Grants of restricted stock                                                                         --
Exercise of stock options                     4        (17)                                     1,645
Tax effect - employee stock plans                                                                 658
Amortization of deferred compensation                                                           1,346
                                        =======  =========  =========     ===========      ==========
Balance  -

September 27, 2003                          (80) $  (1,716) $    (811)    $       155      $   89,068
Components of comprehensive
income (loss):
  Net income                                                                                   48,724
  Unrealized loss on derivative
  instruments, net of taxes                                                      (370)           (370)
  Cumulative translation adjustment                                               101             101
                                                                                           ==========
Total comprehensive income                                                                     48,455
Treasury stock transactions                (147)    (5,179)                                    (5,179)
Activity in deferred
   compensation trust                                            (210)                           (210)
Cancellation of restricted stock                                                                   --
Grants of restricted stock                                                                         25
Exercise of stock options                    12        348                                     15,230
Tax effect - employee stock plans                                                               6,046
Stock split (three-for-two)                                                                        --
Cash dividends declared
  ($0.44 per share)                                                                           (13,313)
Amortization of deferred compensation                                                           1,699
                                        =======  =========  =========     ===========      ==========

BALANCE  -
SEPTEMBER 25, 2004                         (215) $  (6,547) $  (1,021)    $      (114)     $  141,821
                                        =======  =========  =========     ===========      ==========

See accompanying Notes to Consolidated Financial Statements.

                                                                       ADVO - 31

Notes to Consolidated Financial Statements

NOTE 1: BUSINESS

ORGANIZATION ADVO, Inc. ("ADVO" or the "Company") is a full service home-delivered print advertising company which operates under one segment and is primarily engaged in soliciting and processing printed advertising from retailers, manufacturers and service companies for targeted distribution by both shared and solo mail to consumer households in the United States and Canada on a national, regional and local basis. Founded in 1929 as a hand delivery company, ADVO entered the direct mail industry as a solo mailer in 1946 and began its shared mail program in 1980. The Company currently is the largest commercial user of standard mail (formerly third-class mail) in the United States.

ADVO's direct mail products and services include shared mail and solo mail. ADVO also provides ancillary services to complement its direct mail programs. The Company's predominant source of revenue is from its shared mail programs. In these programs, the advertisements of several advertisers are combined in a single mail package. This offers the features of penetration and targeted marketing at a significant cost reduction when compared to mailing on an individual or solo mail basis. The Company's client base consists principally of national and local grocers, pizza/fast food, drug stores, discount stores, auto service, telecommunications, casual dining and home furnishing stores. The Company's consumer Web site, ShopWise.com, allows retailers to electronically target promotions and values to consumers.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of ADVO and its subsidiaries. All significant intercompany transac-tions and balances among ADVO and its subsidiaries have been eliminated. Certain reclassifications have been made in the fiscal 2003 and 2002 financial state-ments to conform to the fiscal 2004 presentation. ADVO's fiscal year closing date is the last Saturday in September.

The Company's investments in joint ventures which are not "majority owned" or controlled are accounted for under the equity method. The Company's portion of the earnings or losses of the joint ventures is recorded on the Consolidated Statements of Operations.

BUSINESS SEGMENT REPORTING ADVO operates in one reportable segment, direct mail, in accordance with Statement of Financial Accounting Standards ("Statement") No. 131, "Disclosure About Segments of an Enterprise and Related Information." Approximately 99.3% of the Company's fiscal 2004 revenues were generated in the United States and essentially all assets are located in the United States.

In fiscal 2004, 2003, and 2002 no one customer accounted for more than 6% of the Company sales.

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

GOODWILL AND OTHER INTANGIBLES Intangible assets that have a finite life continue to be amortized over their useful lives. Goodwill is tested for impair-ment at least annually. Impairment exists when the carrying amount of goodwill exceeds its fair market value. The Company performs the impairment tests annually in the first quarter of each fiscal year. Fair value is determined using the discounted cash flow methodology. The Company has determined that no impairment of goodwill exists in fiscal 2004, 2003 and 2002.

RECOGNITION OF REVENUES AND ACCOUNTS RECEIVABLE Revenues and accounts receivable are recognized when persuasive evidence of a sales arrangement exists and when services are rendered. The Company's services are considered rendered when all printing, sorting, labeling and ancillary

ADVO - 32

                                      Notes to Consolidated Financial Statements

services have been provided and the package has been accepted by the United States Postal Service. There is no risk pertaining to customer acceptance and the sales arrangement specifies a fixed and deter- minable price and collectibility is reasonably assured. Credit is extended based on an evaluation of each customer's financial condition, generally collateral is not required. Revenues are presented in the financial statements net of sales allowances and adjustments. Accounts receivable are presented in the financial statements net of allowances.

ALLOWANCE FOR DOUBTFUL ACCOUNTS The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectibility of its receiv-ables on an ongoing basis, taking into account a combination of factors. The Company reviews potential problems, such as past due accounts, a bankruptcy filing or deterioration in the customer's financial condition, to ensure the Company is adequately accrued for potential loss. Accounts are considered past due based on when payment was originally due. The Company also calculates a trended write-off of bad debts over a rolling 12-month period taking into account aging categories, historical trends and specific accounts. If a customer's situation changes, such as a bankruptcy or creditworthiness, or there is a change in the current economic climate, the Company may modify its estimate of the allowance for doubtful accounts. The Company will write off accounts receivable at the time they are either deemed uncollectible or submitted to an outside agency for additional collection efforts.

DERIVATIVE INSTRUMENTS The Company uses derivative instruments to manage exposure to interest rate risks related to a portion of its outstanding debt. Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The Company's derivative instruments are considered "effective" under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." For derivative instruments designated as fair-value hedges, changes in the fair value are recognized in earnings as an offset to the changes in the fair value of the exposures being hedged. For derivative instruments designated as cash-flow hedges, changes in the fair value are deferred in accumulated other comprehensive income (loss) and recognized in earnings as the hedged transactions occur. See Note 8 for additional details on the derivative terms.

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

EARNINGS PER SHARE Basic earnings per share exclude common stock equivalents, such as stock options, and are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that would occur if common stock equivalents, such as stock options, were exercised.

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

COMPREHENSIVE INCOME Comprehensive income includes net income and all other changes in a company's equity other than from transactions with the Company's stockholders. Comprehensive income is shown as a separate component in the Consolidated Statements of Changes in Stockholders' Equity.

                                                                       ADVO - 33

Notes to Consolidated Financial Statements

The following summarizes the activity within accumulated other comprehensive
(loss) income:

                                           Cumulative
                            Derivative     Translation
(In thousands)              Instruments    Adjustment         Total
--------------              -----------    -----------     -----------
Balance -
September 29, 2001          $   (5,273)    $       --      $   (5,273)
Unrealized gain on
  derivative instruments         4,183             --           4,183
Cumulative translation
  adjustment                        --            (33)            (33)
                            ----------     ----------      ----------

Balance -
September 28, 2002          $   (1,090)    $      (33)     $   (1,123)
Reclassification
  adjustment on
  derivative instruments         1,090             --           1,090
Cumulative translation
  adjustment                        --            188             188
                            ----------     ----------      ----------

Balance -
September 27, 2003                  --            155             155
Unrealized loss on
  derivative instruments,
  net of taxes                    (370)            --            (370)
Cumulative translation
  adjustment                        --            101             101
                            ----------     ----------      ----------
BALANCE -
SEPTEMBER 25, 2004          $     (370)    $      256      $     (114)
                            ==========     ==========      ==========

FAIR VALUE OF FINANCIAL INSTRUMENTS The Company's financial instruments of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying value of the Company's debt approximates fair value due to the variable interest rate on the debt.

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

NOTE 3: ACQUISITIONS

In fiscal 2002, the Company acquired several businesses, all of which were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the consolidated statements of operations from the acquisition dates. The acquired assets have been recorded at their estimated fair values.

The acquisitions did not have a material pro-forma effect on operations for the periods prior to the acquisitions.

In June 2002, the Company paid cash of $0.7 million to acquire FACC Corporation ("FACC"), which is based in Toronto, Canada. FACC includes both FACC and Breezeway Communications, Inc. and is an innovator in both targeting and distribution of in-home print advertising in Canada. FACC was renamed ADVO Canada. The purchase price was allocated to the fair value of assets acquired, totaling $1.2 million, and liabilities assumed of $1.0 million and resulted in goodwill of $0.5 million. Under the terms of the purchase agreement with FACC, the Company may be required to pay certain contingencies if certain future earnings objectives are achieved. Upon completion of the first and second year, ADVO Canada met its earnings targets and the previous shareholders received $0.2 million during the third quarter of both fiscal 2004 and fiscal 2003. This payment was recorded by the Company as additional goodwill.

In May 2002, the Company acquired a franchise operation directly from the franchisee of the Company's MailCoups subsidiary for $0.2 million, which was subsequently sold in the last month of fiscal 2002 to an unrelated third party for an amount, which approximates book value.

During fiscal 2002, the Company invested approximately $0.5 million in two joint ventures. The total investment balance of these joint ventures, which is included in other assets, was $1.0 million and $0.9 million at September 25, 2004, and September 27, 2003, respectively.

NOTE 4: GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of business acquisition costs over the fair value of net assets acquired. At September 25, 2004 and September 27, 2003, goodwill was $22.5 million and $22.2 million, respectively. The increase in goodwill relates to the $0.2 million payout to the previous ADVO Canada share-holders during fiscal 2004. See Note 3 for ADVO Canada payout details.

Included in other assets are amortizable intangibles consisting primarily of airplane use rights, which are recorded at cost, net of related amortization. At September 25, 2004, and September 27, 2003, the net carrying value of these assets was $2.3 million

ADVO - 34

                                      Notes to Consolidated Financial Statements

and $3.2 million, respectively. Subsequent to year-end significant portions of the airplane use rights were sold for amounts approximating carrying value, resulting in an immaterial amount of intangibles to be amortized in fiscal 2005.

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

Balances of major classes of property, plant and equipment and accumulated depreciation and amortization are as follows:

                                       SEPTEMBER 25,  September 27,
(In thousands)                             2004            2003
--------------                         -------------  -------------
Land, building and
  building improvements                 $   47,057     $   25,398
Leasehold improvements                      24,363         26,380
Machinery and equipment                    112,502        104,801
Furniture and fixtures                      20,107         19,507
Computer hardware                           20,315         18,086
Computer software and
  software development costs               101,890         85,925
Construction in progress                    47,905         35,217
                                        ----------     ----------
Total                                      374,139        315,314
Less accumulated depreciation
  and amortization                         196,202        172,289
                                        ----------     ----------
Property, plant and
  equipment - net                       $  177,937     $  143,025
                                        ==========     ==========

Construction in progress is comprised principally of costs associated with software systems for internal use, which are expected to be in placed in service in fiscal 2005. The Company capitalized interest of $0.5 million and zero, respectively, for the years ended September 25, 2004 and September 27, 2003.

NOTE 6: ACCRUED COMPENSATION AND BENEFITS

The composition of accrued compensation and benefits is as follows:

                             SEPTEMBER 25,  September 27,
(In thousands)                   2004            2003
--------------               -------------  -------------
Employee compensation         $   12,571     $   11,921
Workers' compensation              6,813          6,705
Employee withholdings
  and other benefits               8,666          6,660
                              ----------     ----------
Total                         $   28,050     $   25,286
                              ==========     ==========

During fiscal 2004, the Company incurred a $3.9 million severance charge relating to the departure of its former Chief Executive Officer. This charge primarily included wages, benefits and incentive compensation. These costs, of which $3.0 million were still payable at September 25, 2004, are included in employee withholdings and other benefits.

NOTE 7: ACCRUED OTHER EXPENSES

The composition of accrued other expenses is as follows:

                                SEPTEMBER 25,   September 27,
(In thousands)                      2004            2003
--------------                  -------------   -------------
Taxes other than income           $   3,447       $   3,763
Professional services                 7,312           8,161
Interest                              1,417             401
Client incentives                     4,972           3,444
Legal contingency                     2,320             741
Other                                 4,620           4,049
                                  ---------       ---------
Total                             $  24,088       $  20,559
                                  =========       =========

NOTE 8: FINANCING ARRANGEMENTS

On December 4, 2003, the Company replaced its existing credit facilities. The aggregate principal amount of the new credit agreements totals $275 million and includes the private placement of $125 million senior secured notes with several institutional investors and a $150 million revolving line of credit ("revolver") with a syndicate of banks. All of the assets of the Company and its subsidiaries have been pledged as collateral under the Credit Agreement.

The senior secured notes consist of $65 million notes at a fixed interest rate of 5.71% (Series A Notes) and $60 million notes at a variable interest rate of LIBOR rate plus 0.92% (Series B Notes). The senior secured notes have a ten-year life and mature in December 2013. Interest is payable semi-annually on the Series A Notes and quarterly on the Series B Notes.

The revolver has a four-year life and remains available until maturity in December 2007. The revolver bears interest, at the Company's option, equal to the LIBOR rate or to the bank's "base rate" plus an "applicable margin" (based on certain financial ratios). The applicable margin ranges from 0.875% to 1.50% on the LIBOR rate and 0% to 0.50% on the base rate. The Company has the option to select interest rates at either the LIBOR or base rate at the time of borrowing

                                                                       ADVO - 35

Notes to Consolidated Financial Statements

and/or conversion. Interest is payable quarterly or upon the maturity of the LIBOR contracts, whichever period is shorter.

A summary of debt is set forth in the following table:

                                   SEPTEMBER 25,    September 27,
(In thousands)                         2004             2003
--------------                     -------------    -------------
Private placement notes
  Series A notes - 5.71%            $   65,000        $      --
  Fair value hedge (a)                     159               --
  Series B notes -
     LIBOR rate of 2.98%
     at September 25, 2004              60,000               --
Revolver - base rate of 4.875%
     at September 25, 2004                  --               --
Term loan                                   --          101,250
Revolving line of credit                    --           29,000
                                    ----------       ----------
                                       125,159          130,250
Less current portion of
  long-term debt                            --           36,250
                                    ----------       ----------
Total long-term debt                $  125,159       $   94,000
                                    ==========       ==========

(a) Represents unrealized gains for fair value hedging arrangement (see "Derivatives and Hedging Activities" below for details).

The Company pays fees on the unused commitments at a rate ranging from 0.20% to 0.40% depending on the Company's debt ratio, as defined. At September 25, 2004, there was $138.4 million available for future borrowings, which reflects $11.6 million utilized by letters of credit under separate agreements related to the Company's workers' compensation program.

In the first quarter of fiscal 2004, the Company capitalized $2.2 million of debt issue costs directly associated with the issuance of the new credit facilities. These costs are included in other assets and are being amortized either over the ten-year life of the senior secured notes or over the four-year life of the revolver, whichever is applicable.

As a result of the debt refinancing the Company wrote off $1.4 million of unamortized debt issue costs associated with the previous credit facilities during the first quarter of fiscal 2004. The Company concluded that the replacement of the term loan with private placement notes met the criteria of an extinguishment of debt per EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments." Consequently, all unamortized debt issue costs associated with the term loan were written off. In addition, the Company followed the guidance per EITF 98-14, "Debtor's Accounting for Changes in the Line-of-Credit or Revolving-Debt Arrangements," to calculate the amount of unamortized debt issue costs associated with the replacement of the revolving line of credit and wrote off a portion of those costs. In accordance with EITF 98-14, the remaining unamortized debt issue costs of $0.6 million will be amortized over the life of the new revolver. At September 25, 2004 and September 27, 2003, unamortized costs totaled $2.3 million and $2.1 million, respectively.

Under the terms of the senior secured notes and revolver, the Company is required to maintain certain financial ratios. The credit facilities also place restrictions on disposals of assets, mergers and acquisitions, dividend payments, investments and additional debt.

DERIVATIVES AND HEDGING ACTIVITIES

During the first quarter of fiscal year 2004, the Company entered into various interest rate swap agreements allowing the Company to take advantage of low, near-term interest rates and to mitigate risk from exposure to forward upward movements in interest rates. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company documented all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions in accordance with Statement of Financial Accounting Standards ("Statement") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company has determined that the current interest rate swap agreements qualify for treatment under the short-cut method of assessing effectiveness and are considered highly effective, as defined by Statement No. 133, since all of the terms of the derivative instruments match those of the hedged item.

The following table presents the notional amount of interest rate swaps by class:

(In thousands)                        Notional     Start
Financial Instrument   Hedge Type      Amount      Date     Maturity Date
--------------------   ----------      ------      ----     -------------
Fixed to floating      Fair Value     $ 25,000    12/23/03   12/04/13
Floating to fixed      Cash Flow         8,000    12/04/04   12/04/08
Floating to fixed      Cash Flow         8,000    12/04/05   12/04/09
Floating to fixed      Cash Flow         9,000    12/04/06   12/04/10

Statement No. 133 requires companies to recognize all derivatives on the balance sheet at fair value. Changes in the fair value of the interest rate swap agreements that are designated as fair value hedges are recognized in earnings as an offset to the changes in the fair value of the exposures being hedged. As a result, the fair value of the interest rate swap (fixed to floating), a receivable of $0.2 million at September 25,

ADVO - 36

                                      Notes to Consolidated Financial Statements

2004, increased the carrying amount of debt and decreased the interest rate swap liability.

The changes in the fair value of the interest rate swap agreements that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) and are recognized in earnings as the hedged transactions occur. The fair value of the cash flow hedges was a liability of $0.6 million and was recorded net of taxes, as a reduction of $0.4 million in accumulated other comprehensive income (loss) at September 25, 2004.

NOTE 9: STOCKHOLDERS' EQUITY

On October 16, 2003, the Company announced a three-for-two stock split of its common stock effected in the form of a stock dividend. As a result of the split, stockholders received one additional share of common stock for every two shares held. The stock dividend was paid on November 7, 2003 to common shareholders of record as of October 24, 2003. The stock split was recorded by increasing common stock by $0.1 million and decreasing accumulated earnings by $0.1 million on the Consolidated Balance Sheets (issuance of 10 million shares at $0.01 par value). There was no effect to the Company's overall equity position as a result of the stock split. All share and per share data have been restated to give retroactive effect to the split.

Also on October 16, 2003, the Company announced a regular quarterly cash dividend. The initial quarterly dividend was aligned with the stock split and was paid at a rate of $0.11 per share. The Company paid quarterly cash dividends of $13.3 million, for a total of $0.44 per share for the year ended September 25, 2004. The Company expects to continue to pay cash dividends on a quarterly basis.

During the previous fiscal years, the Company had announced several stock buyback programs and, on October 16, 2003, the Company increased the total authorized shares to be purchased to 1.5 million. The Company accounts for treasury stock under the cost method. During the years ended September 25, 2004, September 27, 2003, and September 28, 2002, the Company purchased, in connection with the buyback programs, no shares, 10,000 shares for $0.3 million, and 0.5 million shares for $17.3 million, respectively. Stock purchases under these programs exclude shares reacquired in connection with taxes due from associates on certain exercises under the Company's stock option plans. As of September 25, 2004, there were 1.5 million shares remaining to be purchased.

At the Company's Annual Meeting held on January 23, 2004, the Company's stockholders approved the amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock, $0.01 par value per share, from 40 million to 80 million shares.

The Company has a Shareholder Protection Rights Plan (the "Rights Plan") to protect shareholders from potential unfair hostile takeovers. The Rights Plan expires on February 11, 2013. Pursuant to the Rights Plan, common shareholders have one Right for each share of common stock held. The Rights become exercisable only in the event that any person acquires or commences a tender offer to acquire 15% or more of the Company's common stock, as defined.

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

At September 25, 2004, there were 3.6 million shares of common stock reserved for issuance upon the exercise of stock options, 2.4 million of which repre-sent options outstanding and 1.2 million of which represent shares available for future grant.

                                                                       ADVO - 37

Notes to Consolidated Financial Statements

NOTE 10: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                       YEAR ENDED     Year ended     Year ended
(In thousands,                        SEPTEMBER 25,  September 27,  September 28,
except per share data)                    2004           2003           2002
----------------------                -------------  -------------  -------------
Net income                              $   48,724     $   49,544     $   42,008
Weighted average
  basic shares                              30,193         29,749         29,903
Effect of dilutive securities:
    Stock options                              437            341            428
    Restricted stock                            50             39             39
                                        ----------     ----------     ----------
Dilutive potential
  common shares                                487            380            467
                                        ----------     ----------     ----------
Weighted average
  diluted shares                            30,680         30,129         30,370
                                        ==========     ==========     ==========
Basic earnings
  per share                             $     1.61     $     1.67     $     1.40
                                        ==========     ==========     ==========
Diluted earnings
  per share                             $     1.59     $     1.64     $     1.38
                                        ==========     ==========     ==========

Outstanding stock options to purchase common stock with an exercise price greater than the average market price of common stock were 0.1 million, 1.6 million and 1.5 million in fiscal 2004, 2003 and 2002, respectively, and are not included in the calculation of diluted earnings per share.

NOTE 11: SAVINGS PLANS

The Company has a savings plan for all employees that qualifies as a profit sharing plan under the Internal Revenue Code of 1986, as amended, and other non-qualified savings plans. All plans feature both employee and employer matching contributions. The expense for matching contributions was $6.4 million, $5.5 million and $5.5 million for fiscal 2004, 2003 and 2002, respectively.

The Company has a rabbi trust agreement to protect the assets of its non-qualified deferred compensation plan ("Plan"). The Plan allows participants to defer amounts in excess of the dollar limitation regulated by the federal government to 401(k) plans. Each participant's account in the Plan is comprised of the participant's contribution, the Company's matching contribu-tion and the Plan's earnings. In accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested," the accounts of the rabbi trust are reported in the Company's financial statements and the employer stock held in the rabbi trust is classi-fied as equity similar to the accounting for treasury stock. As such, the Company's consolidated balance sheets at September 25, 2004 and September 27, 2003 reflect the investment in the rabbi trust and common stock held in deferred compensation trust offset by the deferred compensation obligation due to the Company's employees. These amounts are included in non-current assets, stockholders' equity and non-current liabilities, respectively. The deferred compensation plan investments are considered trading securities and are reported at fair value on the Consolidated Balance Sheets with the realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, recorded in operating income.

NOTE 12: STOCK COMPENSATION PLANS

The Company maintains several stock-based compensation plans relating to stock options and restricted stock awards.

Pro forma information regarding net income and earnings per share, as required by Statement No. 123 "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for its employee stock options under the fair value method.

The fair value of the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assump-tions for 2004, 2003 and 2002:

                        YEAR ENDED        Year ended      Year ended
                       SEPTEMBER 25,     September 27,   September 28,
                           2004              2003            2002
                       -------------     -------------   -------------
Risk free rate
  of interest               5.4%              5.3%           4.4%
Dividend yield              1.5%              0.0%           0.0%
Volatility factor            24%               41%            32%
Expected life of
  option (years)            5.3               5.2            4.7
                            ===               ===            ===

The weighted average fair value of options granted was $8.59 in 2004, $9.23 in 2003 and $8.82 in 2002.

ADVO - 38

                                      Notes to Consolidated Financial Statements

                                 YEAR ENDED      Year ended      Year ended
(In thousands,                  SEPTEMBER 25,   September 27,   September 28,
except per share data)              2004            2003            2002
----------------------          -------------   -------------   -------------
Net income, as reported           $   48,724     $   49,544     $   42,008

Deduct: Total stock-
  based compensation
  expense determined
  under fair value based
  method for all awards,
  net of related tax
  effects                              3,595          4,094          4,640
                                  ----------     ----------     ----------
Pro forma net income              $   45,129     $   45,450     $   37,368
                                  ==========     ==========     ==========
Earnings per share:
Basic - as reported               $     1.61     $     1.67     $     1.40
Basic - pro forma                 $     1.49     $     1.53     $     1.25
                                  ==========     ==========     ==========

Diluted - as reported             $     1.59     $     1.64     $     1.38
Diluted - pro forma               $     1.48     $     1.51     $     1.24
                                  ==========     ==========     ==========

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the stock options' vesting period ranging from 1 to 4 years. The pro forma effect on net income and related earnings per share may not be representative of future years' impact since the terms and conditions of new grants may vary from the current terms.

STOCK OPTIONS The Company's 1998 Incentive Compensation Plan (the "1998 Plan") allows a Committee appointed by the Board of Directors to grant both cash and equity awards including stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards, as deemed appropriate, to Directors and employees of the Company. The 1998 Plan provides for the granting of both incentive and non-qualified stock options. Currently, the Company has only granted non-qualified stock options that are generally exercisable 25% each year, cumulatively, beginning one year from the date of grant. The terms of the options may not exceed ten years and the option price shall not be less than the fair market value of the common stock on the date of grant. As of September 25, 2004, there were 1.2 million shares available for future grant under the 1998 Plan.

The exercise price of options and the required tax withholdings under the 1998 Plan may be paid in either cash or in shares of the Company's common stock. In a stock-for-stock exercise the employee tenders mature shares (held for 6 months or more) to the Company for a value equal to the fair market price of the common stock to pay for the exercise price of the options. Rather than accepting those shares and issuing a new certificate for the number of options exercised, the Company allows the employee to retain the shares and issues a certificate for the net shares. The 1998 Plan also allows employees to withhold shares from the option exercise to meet required tax withholdings. The Company accounts for stock-for-stock exercises as fixed awards.

The 1998 Plan contains a reload feature for all options granted prior to June 30, 2002, which allows employees exercising options through a stock-for-stock exercise using mature shares, to be granted a new option (reload option) equal to the number of shares of common stock used to satisfy both the exercise price of the option and the tax withholding requirements. The reload options granted have an exercise price equal to the fair market value of the common stock on the grant date and vest one year from the grant date. The reload options retain the expiration date of the original option. The reload feature is not available for options granted after June 30, 2002 since the options granted subsequent to this date do not contain the reload feature in the original terms of the award. The Company accounts for options with the reload feature as fixed awards.

Information with respect to the Company's stock option plans is summarized below:

                                                        Weighted
                                                         Average
                                        Shares        Exercise Price
                                        ------        --------------
Outstanding at September 29, 2001       2,916,064        $19.403
Granted                                   813,855         25.625
Cancelled                                (112,683)        21.541
Exercised                                (608,121)        15.597
                                       ----------        -------

Outstanding at September 28, 2002       3,009,115         21.775
Granted                                   578,025         22.926
Cancelled                                (201,784)        23.427
Exercised                                (219,436)        17.718
                                       ----------        -------

Outstanding at September 27, 2003       3,165,920         22.161
Granted                                   669,759         30.993
Cancelled                                (257,568)        27.663
Exercised                              (1,146,463)        17.916
                                       ----------        -------

OUTSTANDING AT SEPTEMBER 25, 2004       2,431,648        $26.012
                                       ==========        =======

                                                                       ADVO - 39

Notes to Consolidated Financial Statements

                              OPTIONS OUTSTANDING

                            OUTSTANDING        WEIGHTED
                               AS OF            AVERAGE           WEIGHTED
                            SEPTEMBER 25,      REMAINING           AVERAGE
RANGE OF EXERCISE PRICES        2004        CONTRACTUAL LIFE    EXERCISE PRICE
------------------------    -------------   ----------------    --------------
$ 7.25 - $22.17                257,539           4.9              $ 16.192
 22.48 -  24.38                436,850           8.2                22.605
 24.67 -  25.80                504,175           6.6                25.573
 26.15 -  27.00                320,605           6.1                26.973
 27.33 -  30.60                306,377           5.3                28.856
 30.70 -  33.71                606,102           9.1                31.060
                             ---------           ---              --------
                             2,431,648           7.1              $ 26.012
                             =========           ===              ========

                              OPTIONS EXERCISABLE

                            EXERCISABLE AS OF            WEIGHTED
                              SEPTEMBER 25,              AVERAGE
RANGE OF EXERCISE PRICES          2004                EXERCISE PRICE
------------------------    -----------------         --------------
$ 7.25 - $22.17                235,039                $   15.804
 22.48 -  24.38                103,845                    22.817
 24.67 -  25.80                250,186                    25.376
 26.15 -  27.00                218,105                    26.961
 27.33 -  30.60                246,453                    28.663
 30.70 -  33.71                    750                    30.820
                             ---------                ----------
                             1,054,378                $   24.090
                             =========                ==========

RESTRICTED STOCK The Company maintains the 1990 Non-Employee Directors' Restricted Stock Plan ("1990 Non-Employee Plan"), which provides for the granting of 187,500 shares of common stock to non-employee Directors. These grants of restricted stock vest after one year.

The Company issued restricted stock grants of 81,826 shares in fiscal 2004, 93,000 shares in fiscal 2003 and 46,500 shares in fiscal 2002 from both the 1990 Non-Employee Plan and the 1998 Plan. The weighted average market price of the restricted shares granted during fiscal 2004, 2003 and 2002 was $32.221, $22.592 and $25.238, respectively. The Company cancelled 24,000 restricted shares in fiscal 2004 and cancelled no restricted shares in fiscal 2003 or fiscal 2002. At September 25, 2004, there were 122,000 shares of outstanding restricted stock.

The market value of shares at the date of the restricted stock award in excess of cash consideration received is charged to operations over the stock award's restriction period. The compensation cost charged against income over the restriction period was $1.7 million, $1.3 million and $1.3 million for the years ended September 25, 2004, September 27, 2003 and September 28, 2002, respectively. In addition, the Company recorded approximately $25,000 of deferred compensation expense for restricted stock grants that vested immediately. Unamortized deferred compensation was $1.9 million and $1.6 million at September 25, 2004 and September 27, 2003, respectively, and is recorded in unamortized deferred compensation within stockholders' equity.

During the first quarter of fiscal 2004, the Company granted 26,000 performance-based restricted stock units to its now former Chief Executive Officer ("CEO"). The units vest in installments of one-third each year from the date of grant subject to the Company achieving certain performance criteria. As disclosed in the CEO's separation agreement, these units will continue to vest over the two-year separation period. The former CEO is not entitled to receive the units associated with the third year vesting since his separation agreement ends in June 2006. The performance criteria are based on pre-established thresholds. The units vest cumulatively, in that, if the threshold is not met in a given year but is achieved in the subsequent fiscal year, the cumulative units will be awarded in that subsequent year in which the thresh-old is met.

Since on the grant date neither the fair market value on the day the units vest nor the number of units that could ultimately be earned is known, the restricted stock units have been deemed to be a variable award. In accordance with variable stock compensation accounting, the estimated compensation expense, as measured quarterly, may fluctuate based on the fair market value of the stock price and the probability of achieving the performance criteria. No compensation expense was recorded for the year ended September 25, 2004 since the achievement of the performance criteria was not met. For each subsequent quarter, the Company will re-evaluate the probability of achieving the performance criteria and record compensation expense accordingly.

ADVO - 40

                                      Notes to Consolidated Financial Statements

NOTE 13: INCOME TAXES

The components of the provision for income taxes are as follows:

                        YEAR ENDED       Year ended       Year ended
                       SEPTEMBER 25,    September 27,    September 28,
(In thousands)             2004              2003            2002
--------------         -------------    -------------    -------------
Federal:
  Current               $   21,646      $   16,667        $   21,106
  Foreign                      197             113                --
  Deferred tax               2,329           6,369               868
                        ----------      ----------        ----------
Total Federal               24,172          23,149            21,974
                        ----------      ----------        ----------

State:
  Current                    2,643           1,340             1,993
  Foreign                      112              57                --
  Deferred tax                 481           1,319               180
                        ----------      ----------        ----------
Total State                  3,236           2,716             2,173
                        ----------      ----------        ----------
Total Provision         $   27,408      $   25,865        $   24,147
                        ==========      ==========        ==========

The Company's effective income tax rate differed from the federal statutory rate due to the following:

                                  YEAR ENDED       Year ended       Year ended
                                 SEPTEMBER 25,    September 27,    September 28,
                                     2004             2003             2002
                                 -------------    -------------    -------------
Federal statutory rate              35.0%            35.0%            35.0%
State income taxes,
  net of federal benefit             3.4              3.0              2.6
Research &
  development credit                (1.0)            (2.8)              --
Adjustment to
  tax accrual                       (1.8)            (1.2)            (1.0)
Other                                0.4              0.3             (0.1)
                                    ----             ----             ----
Effective income tax rate           36.0%            34.3%            36.5%
                                    ====             ====             ====

Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                        SEPTEMBER 25,    September 27,
(In thousands)                              2004             2003
--------------                          -------------    -------------
Deferred income tax assets:
  Deferred compensation                  $    6,824       $    5,449
  Employee benefits                           4,295            5,660
  Allowance for
    accounts receivable                       6,053            5,103
  Capital loss carryforward                   1,890               --
  Other                                       3,372            3,163
                                         ----------       ----------
  Total deferred income tax assets           22,434           19,375
                                         ----------       ----------
Deferred income tax liabilities:
  Property, plant and equipment             (32,098)         (25,999)
  Prepaid assets                               (182)            (645)
                                         ----------       ----------
Net federal and state deferred
  income tax liabilities                 $   (9,846)      $   (7,269)
                                         ==========       ==========

NOTE 14: COMMITMENTS AND CONTINGENCIES

ADVO leases property and equipment under noncancellable operating lease agreements, which expire at various dates through 2014. The leases generally provide that the Company pays the taxes, insurance and maintenance expenses related to the leased assets. Rental commitments at September 25, 2004 under long-term noncancellable operating leases are as follows:

(In thousands)
--------------
Fiscal year:
2005                                        $13,765
2006                                         10,882
2007                                          9,067
2008                                          8,212
2009                                          6,759
Thereafter                                   18,378
                                            -------
Total minimum lease payments                $67,063
                                            =======

Certain of these leases contain renewal options and certain leases also provide for cost escalation payments. Rental expense for the years ended September 25, 2004, September 27, 2003 and September 28, 2002 was approximately $20.2 million, $20.6 million and $20.0 million, respectively.

The Company has various agreements with International Business Machines Corporation ("IBM") Global Services to provide systems development, technical support, a customer support center and server farm management services to the Company. The noncancellable portions of these contracts have lapsed, allowing the Company the option to cancel these contracts subject to termination charges ranging from $7.1 million in fiscal 2005 to $0.3 million in fiscal 2008 depending on the year in which the cancellation becomes effective. The agreements also provide for the Company to pay cost of living adjustments due to inflation. In addition, the Company may receive additional credits or charges if IBM does not meet or exceed certain baseline utilization assump-tions and service level standards.

The Company has cancelable agreements with various paper suppliers to assure the continuity of supply as well as supply of proper paper grades. Approximately 70% of the Company's expected paper requirements are covered by these agreements. The Company has negotiated prices that are tied to a published paper price index. These arrangements expire at various dates through 2006 and bear no risk

                                                                       ADVO - 41

Notes to Consolidated Financial Statements

to loss as they are all cancellable at the Company's option.

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

STATE AUDIT The Company received a state sales and use tax assessment for $4.7 million covering the period of January 1995 through October 1998. The Company appealed the assessment since it believed the assessment and the state's underlying position were neither supportable by the law nor consistent with previously provided interpretative guidance from the State Comptroller's office. During the fourth quarter of fiscal 2004, the State Comptroller's office filed a motion to dismiss. The motion clears the period under assessment and all subsequent periods through November 21, 2004. Prior to the motion, the Company concluded that the state's potential for success was not probable and accordingly had no provision for this tax exposure.

KMART CORPORATION In January 2002, Kmart Corporation filed for Chapter 11 bankruptcy protection and requested the Bankruptcy Court (the "Court") designate the Company and several other companies to be classified under critical vendor status. The Court approved this designation and the Company received approximately $1.1 million, including a payment made to a subsidiary of the Company, due from Kmart.

In February 2004, the U.S. Court of Appeals for the 7th Circuit affirmed a U.S. District Court ruling that the order authorizing Kmart to pay critical vendors, including the Company and its subsidiary, was invalid. As a result of the ruling, Kmart has filed lawsuits against each critical vendor seeking reimbursement of these payments. The Company believes that it has meritorious defenses to the lawsuit. The range of the potential liability is $0 to approximately $1.1 million with no amount within this range representing a better estimate than any other amount at this time. The Company has not provided any amount for this potential liability because the Company has deemed that a loss is not probable and the amount of any such loss cannot be reasonably estimated at this time.

CHOPRA, ET AL. V. ADVO, INC. The Company is the defendant in the Chopra, et al
v. ADVO, Inc. case where the plaintiffs, five former Company employees, allege that the Company terminated them because of their national origin. On May 8, 2003, the California Superior Court for the County of Alameda entered judgement in favor of the plaintiffs in the amount of $0.65 million, plus attorneys' fees and simple interest of 10% until the judgement is paid. On August 25, 2004, the Superior Court awarded plaintiff attorneys' fees of approximately $0.7 million. The Company has filed an appeal on the award, which is pending. The Company also filed an appeal on the main judgement in the First District Court of Appeals, which was heard on September 13, 2004 and denied on October 13, 2004. As a result, the Company intends to pay approximately $0.76 million, representing the $0.65 million judgement plus interest, to the plantiffs on or about December 8, 2004. The Company has provided approximately $1.3 million at September 25, 2004 for this potential exposure because it is probable that the Company will have to pay the settlement and the aggregate amount of the settlement can be reasonably estimated.

NOTE 15: SUPPLEMENTAL CASH FLOW INFORMATION

                            YEAR ENDED       Year ended       Year ended
                           SEPTEMBER 25,    September 27,    September 28,
(In thousands)                 2004             2003             2002
--------------             -------------    -------------    -------------
Cash paid during
the year for:
  Interest expense          $    4,216       $    7,394       $   12,487
  Income taxes                  26,759           12,993           20,941
                            ----------       ----------       ----------
    Total cash paid         $   30,975       $   20,387       $   33,428
                            ==========       ==========       ==========

Non-cash activities
during the year for:
  Deferred compensation
    plan investment
    gains (losses)          $    1,413       $    1,687       $   (1,033)
                            ==========       ==========       ==========

NOTE 16: EQUITY INVESTMENTS AND RELATED PARTY TRANSACTIONS

The Company owns a 50% interest in Detroit Weekend Direct ("DWD") and New England Direct ("NED") and accounts for these interests under the equity method. These joint ventures are with specific metropolitan area newspapers creating integrated print advertising solutions by combining targeted direct mail with newspaper distribution. DWD was formed

ADVO - 42

                                      Notes to Consolidated Financial Statements

in October 2001 and NED was formed in July 2001. ADVO's equity investment balance in these joint ventures was $1.0 million and $0.9 million at September 25, 2004 and September 27, 2003, respectively.

Equity earnings (loss) in these joint ventures were $2.6 million, $1.4 million and $(0.1) million, respectively, for the years ended September 25, 2004, September 27, 2003 and September 28, 2002. At September 25, 2004 and September 27, 2003, the Company had a payable due to these joint ventures, recorded within accrued other expenses, of $0.3 million and $0.8 million, respectively, resulting from transactions in the normal course of business. During fiscal 2004, 2003 and 2002, the Company recorded revenues associated with production of the mail packages for the joint ventures of $2.6 million, $2.3 million and $1.2 million, respectively.

NOTE 17: RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which was revised in December 2003 ("FIN No. 46-R"). This new rule requires that companies consolidate a variable interest entity if the company is subject to a majority of the risk of loss from the variable interest entity's activities and/or is entitled to receive a majority of the entity's residual returns. The provisions of FIN No. 46-R were required to be applied as of the end of the first reporting period after March 15, 2004 for those variable interest entities in which the company holds a variable interest that it acquired on or before January 31, 2003. The adoption of FIN No. 46- R did not have any impact on the financial position or results of operations of the Company.

On October 13, 2004, the FASB concluded that Statement No. 123R, "Share-Based Payment," would require the fair value of stock options to be recognized in the financial statements as compensation expense. The proposed requirements in the exposure draft would be effective for the Company's fourth quarter of fiscal 2005. The pro-forma impact of stock option expensing is calculated as required under FASB Statement No. 123, "Accounting for Stock-Based Compensation" and is disclosed in Note 12 of these financial statements. However, the actual impact to our financial statements upon adoption of the proposed standard may differ from the pro-forma information included in Note 12 due to differences in the option-pricing models used, estimates and assumptions, and the options to be included in the calculation upon adoption. The Company will monitor the status of the proposed standard and will evaluate the impact to our financial position and results of operations when the final standard is issued, which is tentatively scheduled by the FASB to be on or about December 15, 2004.

NOTE 18: QUARTERLY FINANCIAL DATA (UNAUDITED)

(In millions, except per share data)
FISCAL YEAR ENDED                FIRST       SECOND          THIRD         FOURTH
SEPTEMBER 25, 2004              QUARTER(1)   QUARTER        QUARTER(2)     QUARTER
------------------              ----------   -------        ----------     -------
Revenues                         $302.4      $304.3          $318.9        $320.3
Gross profit                       81.0        80.9            87.5          80.7
Operating income                   19.8        19.0            20.7          21.6
Net income                         11.2        11.5            13.3          12.7
Basic earnings per share           0.37        0.38            0.44          0.42
Diluted earnings per share         0.37        0.38            0.43          0.41
                                   ====        ====            ====          ====


FISCAL YEAR ENDED                First       Second          Third         Fourth
SEPTEMBER 27, 2003              Quarter      Quarter        Quarter        Quarter
------------------              -------      -------        -------        -------
Revenues                        $291.2       $287.1         $289.7         $295.2
Gross profit                      76.8         74.8           75.9           76.4
Operating income                  20.0         18.7           21.6           21.3
Net income                        10.9         10.9           13.6           14.1
Basic earnings per share          0.37         0.37           0.46           0.47
Diluted earnings per share        0.36         0.36           0.45           0.46
                                  ====         ====           ====           ====


(1) Includes a pretax charge of $1.4 million, or $0.03 per share, related to the write-off of debt issue costs associated with the debt retirement.

(2) Includes a pretax charge of $3.9 million, or $0.08 per share, related to the departure of the Company's former Chief Executive Officer.

                                                                        ADVO -43

Report of Independent Registered
Public Accounting Firm

TO THE AUDIT COMMITTEE OF THE
BOARD OF DIRECTORS OF ADVO, INC.:

We have audited the accompanying consolidated balance sheets of ADVO, Inc. at September 25, 2004 and September 27, 2003, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity for each of the three years in the period ended September 25, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ADVO, Inc. at September 25, 2004 and September 27, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 25, 2004, in conformity with U.S. generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

                                                               Ernst & Young LLP



October 21, 2004
Hartford, Connecticut




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

ADVO maintains internal accounting control policies and related procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the prepa-ration of reliable published annual and interim financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgement with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function which evaluates and reports on the adequacy and effectiveness of internal accounting controls and policies and procedures.

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

/s/ S. Scott Harding

S. Scott Harding
Chief Executive Officer

/s/ Donald E. McCombs

Donald E. McCombs
Executive Vice President, President - Operations
Group and Acting Chief Financial Officer

/s/ John D. Speridakos

John D. Speridakos
Vice President and Controller

October 21, 2004

ADVO - 44